Form 20-F
period 2003-04-30
SAN TELMO ENERGY LTD
filed 2003-10-31
CIK 1125663

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(  ) REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

      SECURITIES EXCHANGE ACT OF 1934

OR

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2003

OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

      EXCHANGE ACT OF 1934

      For the transition period from                                          to

Commission File Number 0-30952

San Telmo Energy Ltd.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 430, 580 Hornby Street, Vancouver, British Columbia, Canada, V6C 2B3

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.   8,659,368

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ( X )   Yes    (    )   No

Indicate by check mark which financial statement item the registrant has elected to follow.

( X )   Item 17   (    )   Item 18

#

#

Forward Looking Statements

This registration statement contains both historical information and forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected in such forward-looking statements. Examples of the latter include, without limitation, statements regarding potential mineralization, exploration results, and future plans and objectives of the Company, all of which involve risks and uncertainties. The Company cautions that there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements, given that resource development is inherently a high risk business. All written and oral forward-looking statements attributable to San Telmo Energy Ltd. or persons acting on its behalf are expressly qualified in their entirety by this notice.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisors

Not Applicable

ITEM 2. Offer Statistics and Expected Timetable

Not Applicable

ITEM 3. Key Information

SELECTED FINANCIAL DATA

The selected financial data of the Company for the fiscal years ended April 30, 2003, 2002 and 2001 were derived from the financial statements of the Company. The financial statements for the Years Ended April 30, 2003 and 2002 were audited by Amisano Hanson, Chartered Accountants, as indicated in their report which is included elsewhere in this Annual Report. The financial statements for the Year Ended April 30, 2000 were audited by Minni, Bella & Company, Certified General Accountants.

The information in Table No. 1 was extracted from the more detailed financial statements and related notes included herein for FY 2003, 2002 and 2001 and should be read in conjunction with such financial statements and with the information appearing under the heading ITEM 5, “OPERATING AND FINANCIAL REVIEW”.

Reference is made to Note 14 of the financial statements of the Company included herein for a discussion of the differences, in the case of the Company, between Canadian GAAP and US GAAP, and their effect on the Company’s financial statements.

To date, the Company has not generated sufficient cash flow from operations to fund ongoing operational requirements and cash commitments.  The Company has financed its operations principally through the sale of its equity securities.  While the Company believes it has sufficient capital and liquidity to finance current operations, nevertheless, its ability to continue operations is dependent on the ability of the Company to obtain additional financing.  Refer to ITEM 5, “OPERATING AND FINANCIAL REVIEW”.

Table No. 1 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to the financial statements.

Table No. 1

Selected Financial Data

(US$ in 000, except per share data)

	Year Ended 4/30/03	Year Ended 4/30/02	Year Ended 4/30/01	Year Ended 4/30/00	Year Ended 4/30/99

Net Sales Revenue	$131	$0	$0	$0	$0
Net Income(Loss)Cdn. GAAP(1)	($1,884)	($1,907)	($138)	($122)	($473)
Earnings(Loss) Per Share Cdn GAAP	($0.48)	($0.68)	($0.11)	($0.14)	($0.58)

Net Income(Loss)US GAAP	($1,878)	($1,073)	($96)	($82)	($585)
Earnings (Loss) Per Share US GAAP(2)	($0.48)	($0.75)	($0.09)	($0.12)	($0.97)

Dividends Per Share Cdn GAAP	0	0	0	0	0
Dividends Per Share US GAAP	0	0	0	0	0
Wtd.Avg.No.Shares Cdn GAAP	3,958	1,602	1,245	886	814
Wtd.Avg.No.Shares US GAAP	3,958	1,426	1,069	710	600

Working Capital	$1,255	$275	$188	$283	$65
Mineral Properties Cdn GAAP	$0	$6	$29	$34	$53
Mineral Properties US GAAP	$0	$0	$0	$0	$0
Oil and Gas Properties Cdn GAAP	$1,199	$228	$0	$0	$0
Oil and Gas Properties US GAAP	$1,199	$228	$0	$0	$0
Long Term Debt Cdn GAAP	$0	$33	$0	$0	$0

Shareholder’s Equity (Cdn GAAP)	$2,489	$505	$219	$357	$180
Shareholders’ Equity US GAAP	$2,489	$499	$190	$286	$69
Total Assets (Cdn GAAP)	$2,611	$582	$226	$379	$184
Total Assets (US GAAP)	$2,611	$575	$196	$307	$72

All per share amounts have been adjusted to reflect a 2 for 1 forward stock split effective July 11, 2001 and a 1 for 7 reverse stock split effective August 15, 2002. Subsequent to the year-end, the Company completed a 3 for 1 forward stock split effective August 15, 2003 which is not reflected in the above table.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars.  References in this document to “$” and “C$” refer to Canadian dollars, unless otherwise specified; references to “US$” refer to United States dollars.

Table No. 2 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended July 31, 2003; the average rates for the periods; and the range of high and low rates for the periods. For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one US Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 2

U.S. Dollar/Canadian Dollar

                                                      Canadian Dollar/U.S. Dollar

	Average	High	Low

Fiscal Year Ended 4/30/03	$1.53	$1.60	$1.43
Fiscal Year Ended 4/30/02	$1.57	$1.60	$1.51
Fiscal Year Ended 4/30/01	$1.50	$1.58	$1.45
Fiscal Year Ended 4/30/00	$1.47	$1.51	$1.44
Fiscal Year Ended 4/30/99	$1.51	$1.58	$1.43

Three Months Ended 7/31/03	$1.38	$1.42	$1.33
Three Months Ended 4/30/03	$1.46	$1.53	$1.43
Three Months Ended 1/31/03	$1.56	$1.59	$1.52
Three Months Ended 10/31/02	$1.57	$1.60	$1.54

Three Months Ended 7/31/02	$1.54	$1.59	$1.51
Three Months Ended 4/30/02	$1.59	$1.61	$1.56
Three Months Ended 1/31/02	$1.58	$1.61	$1.56
Three Months Ended 10/31/01	$1.57	$1.59	$1.53

Three Months Ended 7/31/01	$1.53	$1.55	$1.51
Three Months Ended 4/30/01	$1.55	$1.58	$1.49
Three Months Ended 1/31/01	$1.51	$1.56	$1.49
Three Months Ended 10/31/00	$1.50	$1.53	$1.47

September 2003	$1.36	$1.39	$1.35
August 2003	$1.40	$1.41	$1.38
July 2003	$1.38	$1.41	$1.34
June 2003	$1.35	$1.38	$1.33
May 2003	$1.38	$1.42	$1.34
April 2003	$1.46	$1.48	$1.43

The exchange rate was 1.35 on September 30, 2003.

Risk Factors

Resource Exploration Has A High Degree of Risk and Exploration Efforts May Be Unsuccessful Which Would Have A Negative Effect on The Company’s Operations:

There is no certainty that the expenditures to be made by the Company in the exploration of its properties as described herein will result in discoveries of recoverable material in commercial quantities.  Most exploration projects do not result in the discovery of commercially recoverable deposits and no assurance can be given that any particular level of recovery of mineral reserves or hydrocarbons will in fact be realized or that any identified deposit will ever qualify as a commercially recoverable (or viable) deposit which can be legally and economically exploited. There can be no assurance that minerals or hydrocarbons recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production. If exploration is unsuccessful, management would be required to evaluate and acquire additional projects which would require additional capital.

Mineral Exploration has Substantial Operating and Drilling Hazards

Oil and natural gas exploration operations are subject to all the risks and hazards typically associated with such operations, hazards such as well fires, explosions, blowouts, and oil spills, each of which could result in substantial damage to oil and natural gas wells, producing facilities, other property and the environment or in personal injury. Although the Company's oil and gas subsidiary and/or the operators of the wells typically maintain liability insurance in an amount which they consider adequate the nature of these risks is such that liabilities could exceed policy limits, in which event the Company as a owner of an interest in these wells could incur significant costs that could have a materially adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations. Any unforeseen hazard could have a negative effect on the Company’s operations and financial condition.

The Company has No Guarantee of Clear Title to Mineral Properties:

While the company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties and properties in which it has the right to acquire or earn an interest are in good standing, this should not be construed as a guarantee of title.  The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. If so, the Company could lose access and/or title to its mineral properties which would have a negative effect on the Company’s operations and financial condition.

The Company Has a Lack of Cash Flow to Support its Business:

Few of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings and limited cash flow from operations.  The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the company is through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

The Company has a History of Net Losses

The Company has had net losses since October 7, 1996 (date of incorporation).

In Fiscal 2003, ended April 30th, the Company had a net loss of ($1,884,545); In Fiscal 2002, ended April 30th, the Company had a net loss of ($1,096,473); In Fiscal 2001, ended April 30th, the Company had a net loss of ($138,054). The cumulative net loss from date of incorporation to April 30, 2003 has been ($3,792,009).

The Company Will Require Additional Financing to Complete its Business Plan

The Company intends to carry out exploration on certain of its properties during the current fiscal year as well as investigate the acquisition of additional exploration properties. The Company anticipates requiring additional funding to fulfill its plans as well as if its exploration programs are successful. There is no assurance that the Company will be able to obtain the required financing.  Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in such properties, dilute its interests in the properties and/or reduce or terminate its operations. Any additional funding may be available at a price that is substantially lower than that paid by other shareholders which could cause excessive dilution to current shareholders. If the Company is unable to obtain additional financing at a price and/or time acceptable to management, it would have a negative effect on the Company’s operations.

The Company’s Auditor has Expressed a “Going Concern” Opinion:

The Company’s financial statements include a note relating to the uncertainty of the Company’s ability to continue as a going concern. The Company has suffered losses from operations since inception and requires additional financing to continue operating.  These factors raise substantial doubt about the Company’s ability to continue as a going concern. If the Company is unable to raise the required capital, management would be forced to curtail its operations and/or cease operations.

Commodity Prices May Not Support Corporate Profit:

The mining and petroleum industries in general are intensely competitive and there is no assurance that, even if commercial quantities of resources are discovered and developed, a profitable market will exist for the sale of same.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The price of natural resources are volatile over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved recovery techniques.

The Company’s Operations are Subject to Substantial Environmental Regulations:

The current and anticipated future operations of the Company require permits from various federal, territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the mining and petroleum industry.  The Company’s exploration activities in Canada and Argentina are subject to various laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. All permits which the Company may require for future exploration may not be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, could have an adverse effect on any project which the Company might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company.

The Company has a Dependence on Key Personnel:

The Company strongly depends on the business and technical expertise of its management and key personnel.  There is little possibility that this dependence will decrease in the near term.  As the Company’s operations expand, additional general management resources will be required, especially since the Company encounters risks that are inherent in doing business in several countries. Additional personnel may not be available on terms or conditions acceptable to the Company, which would have a negative effect on the Company’s operations and financial condition.

The Company is Classified as a “Penny Stock” in the United States:

The Company’s stock is subject to “penny stock” rules as defined by regulators in the United States.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Company’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

ITEM 4. Information on the Company

San Telmo Energy Ltd. (hereinafter also referred to as the "Registrant" or the "Company") is a natural resource company focused upon the acquisition, exploration and production of oil and gas properties. The Company also has two mineral exploration properties. Presently, the Company is in the exploration stage and there is no assurance that any of its properties contain a commercially viable ore body or hydrocarbons until appropriate exploration work is done and a final evaluation based upon such work concluded economic and legal feasibility.  The Company is primarily involved in oil and gas exploration properties in Alberta and also holds mineral exploration properties located in Argentina and Quebec.

The Company's head office is located at Suite 430, 580 Hornby Street, Vancouver, British Columbia V6C 3B6.  The contact person is Chris Dyakowski, Director. The telephone number is (604) 687-4456 and the facsimile number is (604) 687-0586.

The Company currently leases its office in Calgary on a month-to-month basis. Rent is $3,300 per month, plus taxes and utilities, and the space is 2,200 square feet.

The Company has 100,000,000 common shares authorized. These shares have no par value. As of April 30, 2003, the end of the Company’s most recent fiscal year, there were 8,659,368 common shares outstanding after adjusting for the 1 for 7 reverse stock split. Subsequent to the year-end, the Company completed a 3 for 1 forward split of its common stock and increased its authorized common shares to 300,000,000.

The Company was incorporated under the British Columbia Company Act on October 7, 1996 as San Telmo Resources by filing its memorandum and articles with the British Columbia Registrar of Companies. The memorandum and articles was subsequently amended on August 15, 2002 to reflect the change of name of the Company to “San Telmo Energy”.

The Company became a reporting issuer in British Columbia on November 6, 1997, upon receipt of its prospectus by the Superintendent of Brokers for British Columbia and its common shares became listed on the Vancouver Stock Exchange (now the TSX Venture Exchange) on December 1, 1997. In the initial public offering in Canada, the Company issued 1,000,000 shares for gross proceeds of $400,000. .  On July 11, 2001, the Company split it’s issued and authorized capital on the basis of two new for each old share.  On August 15, 2002, the Company changed its name to San Telmo Energy Ltd. and consolidated its issued and authorized capital on the basis of seven old for each new share. The Company began trading on the NASD Over-The-Counter Bulletin Board in the United States on November 26, 2002.

The Company's common shares trade on the TSX Venture Exchange in Canada under the symbol "STU", and on the NASD Over-The-Counter Bulletin Board in the United States under the symbol “STUOF”.

The Company's financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian and United States Generally Accepted Accounting Standards (GAAS) and Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP except as noted in Note 14, Notes to the Financial Statements.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars.  References in this document to “$” and “CDN$” refer to Canadian dollars, unless otherwise specified; references to “US$” refer to US dollars.

Capital Expenditures

The Company has financed its operations primarily through the sale of common shares. In the prior three fiscal years, the Company has recorded deferred exploration costs of $0 in FY 2003; $0 in FY 2002; and $2,699 in FY 2001. During Fiscal Year 2003 ended April 30, 2003, the Company wrote-off the remaining deferred exploration expenditures and several mineral properties and reduced the carrying value of these properties to a nominal amount. Currently, the Company is planning no exploration on its remaining mineral exploration properties and anticipates spending its capital on development of its oil and gas properties. Management also intends to investigate the possible acquisition and development of other oil and gas properties while searching for possible joint-venture partners to finance and conduct exploration on its mineral properties.

Business Overview

On December 20, 1996, the Company entered into an agreement whereby it was granted an option to acquire a 100% undivided interest in five contiguous claims consisting of 100 units in the Omineca Mining Division of British Columbia. During the year ended April 30, 1999, management terminated this option agreement due to discouraging exploration results and the acquisition cost of $60,950 and related deferred exploration cost of $300,357 were written off.

During the fiscal year ended April 30, 1999, the Company staked and then abandoned eight mining claims in the Similkameen Mining Division of British Columbia. The Company abandoned the claims in order to focus their efforts on more promising opportunities in Argentina.

Between November of 1998 and May of 1999, the Company acquired a 100% interest in ten mineral properties located in Argentina. Since January of 2000 the Company has dropped its interest in most of these properties in order to concentrate its efforts on what management considers the most prospective properties among its Santa Cruz land position. The Company currently has an interest in 1 property in Argentina.

In September 2000, the Company acquired a 100% interest in 2 properties consisting of 36 units of mineral claims in the Kamloops Mining Division of British Columbia. The Company allowed these properties to lapse and wrote off the acquisition costs and deferred expenditures during the year ended April 30, 2002.

In April 2001, the Company made the decision to investigate possible investments in the oil and gas industry. On August 30, 2001 the Company the acquisition of all the issued and outstanding shares of Cobra Quest Petroleum in exchange for 277,140.42 post consolidated common shares of San Telmo common stock at a deemed post-consolidated price of $3.50 per share. The acquired unit’s name was subsequently changed to San Telmo Energy. San Telmo Energy’s major asset was an interest in the Bellshill Property in southeastern Alberta. The property consisted of 19 producing oil wells where San Telmo’s interest in each well varied from a 10-50% working interest. The Company sold its interests in the Bellshill Property to the operator of the property, Tiverton Petroleums Ltd., in March 2002 for cash consideration of $625,000.

In December 2001, the Company entered into an agreement with CanScot Resources Ltd. covering 6400 acres. The Company agreed to acquire a 25% Working Interest in the land contained in T64 R4 W5M and a 12.5% Working Interest in T63 R4 W5M which are contained in a contiguous block in central Alberta approximately 40 km north of Barrhead. Consideration was the reimbursement of CanScot’s costs on the acquired interest totaling $67,500. The Company also agreed to provide 25% of the costs of the drilling of the first well on the property. The wells were determined to be dry wells and abandoned. Although the Company maintains its interest in the land, there are no current plans to resume exploration at the property.

In January 2002, the Company applied for and was awarded a 100% interest in 50 mining units totaling 2500 hectares in the Otish Mountian region of north-central Quebec. The property is considered a diamond exploration project. The Company has not conducted any exploration on the project to date and has written down its interest in the properties to a nominal amount.

Beginning in January 2002, the Company began to acquire interests in oil and gas prospects in Alberta through Crown Land Sales, joint ventures and farm-in agreements. During the year ended April 30, 2003, the Company and/or its partners conducted exploration, including drilling, on several of these prospects.

Company Subsidiaries

The Company has one subsidiary, San Telmo Energy Inc. which is an Alberta corporation whose directors are Brian Bass and William E. Schmidt.  It’s registered and records office is located at Suite 1400, 700 – 2nd Street S.W., Calgary, Alberta, Canada T2P 4V5. Its head office is located at 617 – 2nd Avenue N.W., Calgary, Alberta, Canada T2N 0E2. San Telmo Energy was incorporated on November 27, 1998 under the name 808771 Alberta Ltd.  It changed its name to Cobra Quest Petroleum Inc. on April 7, 1999 and then changed its name to San Telmo Energy Inc. on August 30, 2001. The Company owns 100% of the issued and outstanding shares of San Telmo Energy.

Competition

Competition exists from other mining exploration and oil and gas companies with operations similar to those of the Company's. Many of the companies with which the Company competes have operations and financial strength many times that of the Company.  Nevertheless, the market for the Company's possible future production resources tends to be commodity oriented, rather than company oriented. Commodity prices fluctuate and there is no guarantee that market prices at any one time will be higher than production costs.

Oil and Gas Properties

The Company entered the oil and gas sector through an agreement dated August 30, 2001, where the Company signed a letter of intent to acquire Cobra Quest Petroleum, an oil and gas company with interests in the Bellshill area of Alberta.  Cobra Quest’s name was subsequently changed to San Telmo Energy. At the time of the acquisition, San Telmo Energy’s major asset was working interests in 19 oil wells. The working interests varied from 10% to 50% and all the wells were located in the Bellshill area of east central Alberta. On March 27, 2002, the Company sold its interests in the Bellshill properties to Tiverton Petroleums Ltd. in exchange for $625,000 cash.

The Company has acquired additional oil and gas prospects located in Alberta through Crown Land Sales, as well as through joint-venture and farm-in agreements with other Companies. The Company’s properties and its interest is as follows:

MAHASKA

The Company acquired a 30% working interest in a test well in November 2002 by agreeing to pay 50% of the total costs incurred in licensing, lease preparation, drilling, logging, testing and either casing or abandonment of the well. Along with partners Integra Resources and Vaquero Energy, in December 2002 the Company drilled a well to a depth of 1900 meters which encountered 2.5 meters of net gas pay. The well was tied in to an existing pipeline and production commenced on February 15, 2003. The well is producing at approximately 1 million cubic feet of gas/day.

The Company’s costs in drilling and completion of the well for the year ended April 30, 2003 was $309,047. The costs were allocated as follows:

Expense	Total Cost

Drilling Costs, pipelines, well equipment	$259,072
Production Casing	36,585
Administration, overhead and camp supplies	13,390
Total	$309,047

NISKU (BRAZEAU)

The Company acquired a 100% working interest in 640 acres located in the West Pembina area in July, 2002. Through seismic data, the Company targeted the Nisku Pinnacle Reef as a possible hydrocarbon target.

Subsequent to the year-end during June/July 2003, the Company completed a well on the prospect to a final depth of 2,945 meters which was determined to be dry and was abandoned.

GORDONDALE

In December, 2002, the Company acquired a 73.6% working interest in 640 acres (471 net) in the Gordondale property. Subsequent to the year-end, the Company drilled a well to a targeted depth of 1,650 meters. The well was cased during September, 2003 and has been indicated as a gas well and is awaiting completion.

TEEPEE CREEK

In December 2002, the Company acquired a 50% working interest in the 1280 acre (640 net acres) Teepee Creek property. The Company participated in the drilling of a well on the property which has been cased. The well has been indicated as an oil well and evaluation is continuing before production can commence.

BLUERIDGE

In April 2003, the Company agreed to a 40% farm-in agreement with Capio Petroleum Corporation on the 1280 acre (512 net acres) Blueridge prospect in West Central Alberta. To earn its 40% interest, the Company agreed to participate as to 50% of all of Capio’s obligations. A 1900 meter test well was drilled to offset a previously drilled natural gas well. The well has been indicated as natural gas. It has been cased and is awaiting evaluation. During the year ended April 30, 2003, the Company incurred $623,239 in drilling and related costs for the Blueridge prospect.

MORINVILLE

The Company acquired a 50% working interest in 640 acres (320 acres net) of exploration land in February, 2002. The Company conducted no work on this property during the current fiscal year and the land is being held for future exploration.

WESTLOCK

The Company acquired a 100% working interest in 640 acres of exploration land in January, 2003. The Company conducted no work on this property during the current fiscal year and the land is being held for future exploration.

MITSUE

The Company acquired a 100% working interest in 640 acres of exploration land in January, 2003. The Company conducted no work on this property during the current fiscal year and the land is being held for future exploration.

BOUNDARY LAKE

The Company acquired a 100% working interest in 320 acres of exploration land in January, 2003. The Company conducted no work on this property during the current fiscal year and the land is being held for future exploration.

TIMEU

In December 2001, the Company entered into an agreement with CanScot Resources Ltd.. The Company agreed to acquire a 25% Working Interest in the land contained in T64 R4 W5M and a 12.5% Working Interest in T63 R4 W5M which are a contiguous block located in central Alberta approximately 40 kilometers north of Barrhead and 100 kilometers northwest of the city of Edmonton. Consideration was the reimbursement of CanScot’s costs on the acquired interest totaling $67,500. The Company also agreed to provide 25% of the costs of the drilling of the first well on the property. The Timeu 6-5-64-4 W5M well was drilled during December 2001 but was unsuccessful and was plugged and abandoned by the operator.

The Company currently has an interest in 4,480 acres (720 acres net) at Timeu. Although the Company maintains its interest in the land, there are no current plans to resume exploration at the property.

MCLEOD

Subsequent to the end of the year, in July 2003 the Company acquired a 70% working interest through a farm-in agreement in the McLeod prospect of 960 acres (768 acres net). During August, a well was drilled on McLeod and has been indicated as a gas well. The well is undergoing examination and awaits completion before production can commence.

Production and Reserves

At the close of the fiscal year ended April 30, 2003, the Company was producing natural gas from a single well at Mahaska (30% working interest).  The well is producing at approximately 1 million cubic feet of gas/day. Average net product price received was $6.90/mcf.

The following is the Company oil and gas reserve estimates for the last 3 fiscal years. The estimate for Fiscal Year 2003 ended April 30, 2002 is from an independent resource calculation prepared by McDaniel & Associates Consultants Ltd. of Calgary, Alberta and dated May 1, 2003. The Company had no reserves as of the close of Fiscal Year 2002 ended April 30, 2002 or 2001. During Fiscal Year 2002, the Company did have working interests varying from 10-50% in 19 producing oil wells in the Bellshill area of Alberta. However, the Company sold its interests in these wells to the operator Tiverton Petroleums Ltd. prior to the end of the fiscal year on March 27, 2002 in consideration for $625,000.

	San Telmo’s Share of Remaining Reserves as of April 30, 2003 (mbbl, mmcf, mlt)
	Gross (1)	Net (2)
Proved Reserves
Natural Gas	194.1	157.4
Natural Gas Liquids	3.1	2.2
Total Proved Reserves	197.2	159.6

Proved Developed Reserves
Natural Gas	194.1	157.4
Natural Gas Liquids	3.1	2.2
Total Developed Reserves	197.2	159.6

(1)

Gross Figures are before expected royalty deductions

(2)

Net Figures are after expected royalty deductions

During Fiscal 2004, the Company expects to tie-in indicated gas wells on the McLeod and Gordondale projects during the second quarter. Reserve estimates for those wells will be calculated after tie-in.

Description of Mining Properties

The Condor Property - Argentina

The Condor Property does not represent a producing property and the Company’s current operations are an exploratory search for minable deposits of minerals.

The Company has had no revenue from mining operations on The Condor Property to date.

The Company owns a 100% interest in the property.

Application for a Mining Lease on the Condor Property

The Company applied to the Province of Santa Cruz, Argentina mining office for the exploration rights of the Condor property on December 1, 1998. The rights were granted on May 27, 1999 to explore an area of 2522 hectares. On May 7, 1999 the property was reduced (as per the mining law) by 261 hectares and on June 30, 1999 the original exploration rights expired.

In January of 1999 the Company’s geologist discovered a gold bearing epithermal vein on the property, therefore, as per the local mining laws it was able to file a Manifestacion de Descubrimiento (MD) which literally translates into a Declaration of a Discovery. The Company applied for 1500 hectares, located within the boundaries of the original El Condor property, under a new name known, The Condor Property, on June 21, 2000. The MD was granted on March 23, 2001.

Location and Access:

The Condor Property is located approximately 145 km NE of the coastal town of Puerto San Julian in the Province of Santa Cruz, Argentina.  Access to the property is via paved road then approximately two hours on generally good condition gravel roads.

History and Previous Work:

No previous work has been done on the property before the acquisition by the Company.

Regional Geology

The Santa Cruz epithermal precious-metals province, geologically defined by the vast Deseado Massif, is composed of a thick pile of Jurassic-age (150 million years) volcanic rock covering about 100,000 square kilometers. The Deseado Massif is a highland composed of one of the largest Jurassic continental volcanic outpourings preserved on earth. Its major constituent is a laterally immense, late Jurassic ash flow.

Property Geology

The property is underlain by the Chon Aike formation that consists of rhyolitic pyroclastics. There is a partially exposed resistant weathering banded quartz vein within the Chon Aike formation that lies within a zone of NE trending silicification and argillic alteration expressed as a resistant-weathering, low, rolling ridge. This zone is approximately 800 meters long by 250 meters wide.

Property Mineralization

In one area of the property a banded quartz vein has been partially exposed. The quartz outcrop displayed very little sulphide, gossan or leached boxwork after sulphides upon initial examination. The length and width of the vein has not been determined and further exploration, including drilling, will be required to determine the tonnage and grade of the mineralized body.

Planned Work Program

The Company conducted no work on the property during the year ended April 30, 2003. The Company has written-down the property to a nominal value but currently maintains the property in good standing. Although the Company has no plans to resume exploration itself, management is seeking possible joint-venture partners to fund and conduct exploration at Condor.

Quebec Properties

The Company applied for a 100% interest in 50 mining units totaling 2,500 hectares in the Superior Archean Craton in Northern  Quebec. The Quebec Ministry of Natural Resources has subsequently confirmed title to 44 mining units.  The cost of acquiring the mining units was $4,400.

Location and Access:

The project is located in north-central area of the Province of Quebec, Canada. The project lies northeast of Mistassini Lake approximately 350 kilometers north-northeast of the town of Chibougamau. Access is primarily by air, either by floatplane or helicopter.

Property Description

The property is located within the Superior Archean Craton in Northern Quebec. The area is currently being explored for diamonds by a number of mining exploration companies. The property was staked on behalf of the Company by Christopher Dyakowski, Director, on the basis of its favorable location and proximity to the diamond exploration activity.

The properties are registered to Christopher Dyakowski who holds them in trust for San Telmo Energy Ltd.

Tenure Number	Expiry Date
19295 19298	2004-03-15 2004-03-15

Regional and Property Geology

The property is contained within the Superior Craton. Diamonds in Canada typically occur in kimberlitic pipes or dykes which occur in the general area of deeply rooted crustal lineaments. Two types of crustal lineaments are interpreted for the region. The first type is a structural corridor (with numerous faults). The second type is a regional break (large linear features). This property occurs within the northwest trending TCZ (Temiscamie-Corvette) structural corridor.

The Company has not conducted any work on the property to date, and therefore the individual geology of the property is not yet known.

Exploration History

The region containing the property has seen relatively little historical exploration. Most of the known exploration in the region was conducted for uranium. Diamond exploration in the region is all relatively recent, with most of the properties in the area having been acquired for their diamond exploration potential within the last 3 years. The Company knows of no previous work having ever been conducted on the property.

Current and Future Exploration Plans

At this time, the Company has no plans to conduct exploration on the property in the current fiscal year. Management intends to focus on oil and gas exploration and will seek possible joint venture opportunities or dispose of all of their mineral projects, including the Quebec Properties.

Plan of Operations

The Company’s primary source of funds since incorporation has been through the issuance of common stock and the exercise of common stock purchase warrants.  The Company has had no only limited revenues from natural gas sales to date.

The Company had a working capital balance of $1,275,014 as of April 30, 2003. The balance of the Company’s cash needs through Fiscal 2004 is expected to come from the issuance of equity capital as operating cash flow from oil and gas production.

ITEM 5. Operating and Financial Review and Prospects

The following discussion of the financial condition, cash flows and results of operations of the Company for the for the years ended April 30, 2003, 2002 and 2001 should be read in conjunction with the financial statements of the Company and related notes included therein.

The Company’s financial statements are in Canadian dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP) the application of which, in the case of the Company, conforms in all material respects for the period presented with the United States GAAP, except as referred to in Note 14 of the financial statements of the Company included herein.

The Company is in the process of exploring and developing oil and gas properties in Alberta. The recoverability of the carrying values of the properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these properties, and upon profitable future production.

Financial Condition

The Company has financed its activities through limited amounts of cash from operations and the balance from equity financing.  The timing of such sales of common stock are dependent on the requirements of the Company and the economic climate.  The Company anticipates having to raise additional funds by equity issuance in the next several years, as the Company does not expect to generate sufficient revenue from oil and gas operations to fund its expected exploration and related activities for the next several years..

For the Fiscal Year 2004, the Company anticipates concentrating its efforts on the oil and gas sector. This would include conducting exploration on its recently acquired leases in Alberta as well as investigating the acquisition of further oil and gas properties. The Company also anticipates the tie-in of the recently drilled indicated gas wells at Gordondale and McLeod and the evaluation of the wells drilled at Teepee Creek and Blueridge. The amount and timing of additional exploration expenditures throughout the fiscal year are dependent upon the success of the evaluation of the Company’s existing property positions for drill targets as well as the possible acquisition of further properties.

For its mineral properties, the Company anticipates conducting no exploration. Management intends to concentrate its efforts on the oil and gas sector and dispose of the Company’s mineral properties, possibly through joint-venture agreements where the partner would conduct exploration on the properties in future periods.

The Company’s working capital position as of April 30, 2003 was $1,255,014. Subsequent to the year end, the Company raised additional $1,255,014 through the issuance of common shares pursuant to the exercise of common stock purchase warrants and options. In September 2003, the Company announced a Private Placement of Common stock for proceeds of US$600,000.

Significant Uncertainties

Potential financing arrangements are subject to material risks. While the Company may raise funds through further equity offerings or an assignment of all or a portion of its property interests, there is no assurance that such funds will be available.  Further, equity financings also pose material risks to investors as such financings may result in substantial dilution to purchasers.

Results of Operations

The Company is in the business of acquiring oil and gas properties with the aim of developing them to a stage where they can be exploited at a profit.  At that stage, the Company's operations are, to some extent, dependent on the world market prices of any petroleum products produced.   The Company also derives interest income on its bank deposits, which depend on the Company's ability to raise funds.

The Company is presently exploring its properties for sufficient reserves to justify production.  One of the Company’s properties is in production and consequently, the properties produce only limited revenue.  Therefore, the Company expects little variation in its operating results unless its exploration programs are successful in discovering sufficient reserves and it is able to bring them to production.

Management periodically, reviews the exploration results both internally and externally through mining related professionals. Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs.  There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

Fiscal Year Ended April 30, 2003

During the year, the Company concentrated on its oil and gas properties in the Province of Alberta. The Company acquired additional properties through land sales as well as joint-venture and farm-in agreements, and successfully completed and tied-in the Mahaska natural gas well in which the Company has a 30% working interest.

Revenue from natural gas sales, net of royalties, was $164,291. After deducting Depletion of ($32,430), Net Sales were $131,861. All the revenue during the year was due to production from the Mahaska well, which began production on February 15, 2003. Expenses for the year totaled ($2,016,406), which was an increase of ($1,468,723) recorded in the prior year. The increase in expenses was largely due to the higher level of corporate activity as the Company acquired and explored new oil and gas properties during the year. Large increases in expenses occurred in Consulting Fees, which rose to ($514,171) from ($170,916); Promotion and Investor Relations, which totaled ($172,526) and ($808,651), up from ($26,466) and ($22,601); Management Fees, which increased to ($160,410) from ($103,333); Office and Miscellaneous, which rose to ($92,155) from ($13,854); Property Investigations, which rose to ($57,243) from zero, and Travel, which increased to ($10,483) from ($4,507) as management conducted due diligence on new properties for possible acquisition; Filing Fees, which increased to $29,737 from $13,711, and Transfer Agent expenses, which rose to ($10,325) from ($5,942), due to the issuance of common shares; and Rent, which rose to ($38,542) from ($30,000). Large decreases in expenses occurred in Interest and Bank Charges, which declined to ($1,405) from ($8,506); Interest on Convertible Debentures, which fell to ($5,481) from ($9,686) as the Company repaid a portion of the debentures outstanding; and Mineral Properties and Deferred Exploration Costs written off declined to ($7,366) from ($28,672) as the majority of the Company’s remaining capitalized mineral property costs were written off during 2002.

Total loss for the year was ($1,884,545), or ($0.48) per share. The lower loss per share for the current year compared to the prior year was due to a higher weighted average number of common shares outstanding during 2003.

Fiscal Year Ended April 30, 2002

During the year, management made the decision to concentrate its efforts on the oil and gas segment. Therefore, the Company wrote-off substantially all of its mineral property acquisition costs and its deferred exploration expenditures dropped the Cherry and Nofta Properties in British Columbia and acquired additional oil and gas exploration properties in Alberta.

Interest income during the period totaled $4,969. Expenses for the period totaled ($547,683), which was an increase over the ($148,641) recorded in the prior year. Large increases were recorded in Advertising and Promotion, which rose to ($22,601) from ($1,407) due to attendance at industry conferences; Amortization rose to ($13,317) from ($725); Consulting Fees rose to ($170,916) from ($19,453) as the Company paid higher fees related to its new focus on oil and gas exploration; Filing Fees increased to ($13,711) from ($2,600) due to the Company’s registration in the United States; Interest on Convertible Debentures rose to ($9,686) from zero as the Company had no debentures outstanding in the prior year; Investor Relations expense totaled ($26,466) versus zero in the prior year as the Company engaged an investor relations person to increase awareness of the Company in the investment community; Management Fees rose to ($103,333) from ($45,000) as the Company signed a new management contract; Professional Fees rose to ($89,721) from ($19,888) due increased demands on regulatory filings and review of new acquisitions. The largest decrease occurred in Mineral Properties written off, which fell to ($28,672) from ($48,821) as the Company wrote off fewer properties in the current year.

Other large components of the loss included loss on the sale of oil and gas properties related to the Bellshill sale of ($43,405) and the write-off of goodwill related to the purchase of San Telmo Energy of ($510,354)

The net loss for the year was ($1,096,473), or ($0.68) per share.

Fiscal Year Ended April 30, 2001

Due to continued low prices for metals and further uncertainty in the mining industry, the Company has conducted limited exploration on its mineral properties in the current period. The Company is planning on limited exploration of their properties for Fiscal Year 2002, but the majority of expenses to date have been related to general and administrative costs.

The Company reported interest income of $10,587 for Fiscal 2001. Expenses totaled ($148,641) which included Consulting Fees of ($19,453) which included costs related to the search for new resource opportunities; The Write-off of Mineral Properties of ($48,821) due to the abandonment of properties in Argentina; Professional Fees of ($19,888) were slightly higher than the prior year due to additional costs related to the filing of a U.S. registration statement; Management Fees of ($45,000) which increased over FY 2000 due to a new agreement with a director for company management services.

The Net Loss for Fiscal Year 2001 was ($138,054), or ($0.11) per share.

Liquidity And Capital Resources

The Company's primary source of funds since incorporation has been through the issue of its common shares and the exercise of common stock options and common share purchase warrants.  The Company has received limited revenue from operations to date and does not anticipate sufficient petroleum revenues to satisfy its capital needs for the foreseeable future. The balance of the Company’s cash needs through Fiscal 2004 are expected to come from the proceeds of private placements, the exercise of stock options and share purchase warrants and future equity financings.

The Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of the Company's exploration programs or the future acquisition of projects.

Fiscal 2003 ended April 30, 2003

The Company finished the year with working capital of $1,255,014. Total assets totaled $2,611,852 compared to $582,134 in the prior year. Cash and cash equivalents totaled $1,163,086 compared to $312,369 in the prior year. The increase was due to the issuance of common shares for cash. GST receivable was $36,228 compared to $5,681. Accounts receivable was $167,591 compared to zero in the prior year, while prepaid expenses totaled $10,830 compared to zero. The higher accounts receivable and prepaid expenses are related to the Company’s oil and gas operations. Oil and Gas properties totaled $1,199,651 compared to $228,390, with the increase due to the acquisition of additional properties and capitalization of exploration expenditures. Mineral properties were $2 compared to $6,272 as the Company wrote-down each of its remaining mineral properties to the nominal value of $1 each.

Liabilities as of April 30, 2003 were ($122,721) versus ($76,724). The increase was due to higher Accounts Payable, which rose to ($88,574) from ($15,988), and Current Portion of Convertible Debentures, which totaled ($28,125) compared to ($18,750). Convertible debentures outstanding totaled zero compared to $33,750, as the entire remaining amount outstanding have been reclassified as current liabilities as they are due in September, 2003. All of the companies’ liabilities are classified as current.

Net loss for the year was ($1,884,545). Operating Activities used cash of ($1,809,421). Besides the net loss, Working Capital Items used cash of ($101,097), while items not involving cash included Depletion of $32,430, Write-off of mineral properties of $7,366, Write-off of capital assets of $9,178, Amortization of $8,247, and Non-cash compensation charge of $119,000. Financing Activities provided cash of $3,687,394, with the issuance of shares providing cash of $3,711,769 and the repayment of convertible debentures using cash of ($24,375). Investing Activities used cash of ($1,027,256), as Acquisition and exploration of Petroleum and Natural Gas properties used cash of ($1,080,691); Acquisition of capital assets used ($22,468); Deferred mineral exploration used ($1,097); and Proceeds from sale of oil and gas property, plant and equipment provided cash of $77,000.

The Company’s cash position increased by $850,717 during the year to $1,163,086 as of April 30, 2003.

Fiscal 2002 ended April 30, 2002

The Company finished the year with working capital of $275,076. Cash and cash equivalents totaled $312,369 versus $191,449 in the prior year. The increase was due to the sale of the Company’s Bellshill properties in the current year. Mineral properties fell to $6,272 from $29,633 as the Company wrote off most of its remaining mineral properties. Capital assets rose to $29,422 from $1,948 as the Company acquired additional assets in the purchase of San Telmo Energy. Oil and Gas Properties rose to $228,390 from zero as the Company acquired and explored several properties in Alberta.

Liabilities as of April 30, 2002 were ($76,724) versus ($6,648). The largest component of the increase was the Convertible Debentures, which totaled ($33,750) versus zero as they were sold in the current year. Accounts Payable and Accrued Liabilities rose to ($15,988) versus ($5,712) and Due to a Director increased to ($8,236) from ($936) as the Company had not yet paid certain expenses.

Net Loss for the year totaled ($1,096,473). Operating Activities used ($500,725) cash as the net loss was somewhat offset by the write off of Goodwill of $510,354 as well as the loss on the sale of oil and gas properties of $43,405 and the write-off of mineral properties of $28,672. Financing Activities provided cash of $412,057, as the issuance of shares provided $412,057 in cash which was reduced slightly by the repayment of convertible debentures of ($11,250). Investing Activities provided $272,172 in cash. The largest component was the sale of the Bellshill properties which provided $604,429 in cash which was reduced by the acquisition and exploration of the new oil and gas properties of ($228,390); Acquisition of Capital Assets of ($38,601); and Acquisition of a Subsidiary of ($59,955).

Total cash provided during the year was $120,920.

Fiscal 2001 ended April 30, 2001

The Company finished the year with working capital of $188,254. Cash and Short Term Investments totaled $191,449 versus $303,523 at April 30, 2000. Mineral Properties fell to $19,509 from $34,475 and Deferred Exploration Costs fell to $10,124 from $37,120 as the Company wrote off an additional four mineral properties in Argentina.

Liabilities at April 30, 2001 were ($6,648), which was down from the prior year’s ($21,485). Amounts Due to a Director fell to ($936) from ($18,600) as the Company satisfied amounts due. All of the Company’s liabilities were classified as current.

The Company reported a Net Loss for the year of ($138,054). Operating Activities used ($104,959) in cash for the year. Financing Activities provided no cash in the period. Investing Activities used ($7,115) in cash due to Acquisition of Mineral Properties of ($4,159), Deferred Property Exploration Expenditures of ($2,699) and Acquisition of Capital Assets of ($257). Total Cash used during the year totaled ($112,074).

Differences Between Canadian and U.S. GAAP

The Company follows Canadian Generally Accepted Accounting Principals (“Canadian GAAP”) which are different in some respects from those applicable in the United States (“US GAAP”). The principal differences are summarized below. For a more detailed explanation and the effect of the differences on the Company’s reported financial results, the reader is referred to Note 14 of the Company’s Audited Financial Statements.

In accordance with US GAAP, costs related to acquisition and exploration activities are generally expensed, whereas under Canadian GAAP such costs may be deferred until the properties are brought into production, at which time the deferred costs are to amortized on a unit of production basis over proven and probable reserves, or until the properties are abandoned or sold, at which time the deferred costs are written off. As a result, acquisition and exploration costs have been expensed under US GAAP in the year such costs were incurred.

ITEM 6. Directors, Senior Management and Employees

Table No. 3 lists as of September 10, 2003, the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

Table No. 3

Management and Directors

Name	Position	Date First Appointed
Brian Bass	President and Director	July, 2001
Christopher Dyakowski	Secretary and Director (1)	November, 1996
William Schmidt	Director (1)	October, 1996
George Stubos	Director (1)	September, 2000

(1) Members of the Audit Committee of the Board of Directors.

Brian Bass of Calgary, Alberta is a certified management accountant with over 20 years experience in the oil and gas sector. Mr. Bass has served as a landman as well as in management for several oil and gas companies. He was appointed President of the Company in October, 2002. He spends 100% of his time on Company business.

Christopher I. Dyakowski of Vancouver, British Columbia has been a Director of San Telmo since its founding and served as the Company’s President until October 2002. He was appointed Corporate Secretary in January, 2003.  Mr. Dyakowski is a professional Geoscientist and is President of Max Investments, a private investment company, and President and Director of Toby Ventures, a mineral exploration company traded on the TSX Venture Exchange. He spends 50% of his time on Company business.

William E. Schmidt of Vancouver B.C. has served as a Company director since the founding in October 1996. Mr. Schmidt is a barrister and solicitor in British Columbia. He serves as an officer and Director of several other public companies, including as Secretary of Clifton Star Resources, a mineral exploration company traded on the TSX Venture Exchange; Secretary of Equus Energy, a junior oil and gas company traded on the TSX Venture Exchange; Director of Exchequer Resources, a mineral exploration company traded on the TSX Venture Exchange; a Director of Vault Minerals, a mineral exploration company traded on the TSX Venture Exchange; and a Director of Toby Ventures, a mineral exploration company traded on the TSX Venture Exchange. He spends 10% of his time on Company business.

George Stubos of Vancouver, British Columbia is a Director of the Company. He controls Prominex Financial Services, a private business consulting company. He is the editor of “Insider Report”, a financial newsletter, and is a former Investment Advisor with Canaccord Capital Corp. He spends 40% of his time on Company business.

The Directors of the Company are elected annually and hold office until the next Annual General Meeting.

Table No. 4 lists, as of September 10, 2003, Directors and Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Officers as a group. All share totals are on a post-split basis and reflect the 3-for-1 forward stock split effect August 15, 2003.

Table No. 4

Shareholdings of Directors and Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Brian Bass (1)	3,385,713	8.33%
Common	Christopher Dyakowski (2)	370,000	0.94%
Common	William Schmidt	30,000	>0.01%
Common	George Stubos (3)	524,103	1.34%

	Total Directors/Officers	4,309,816	10.45%

# Based on 38,846,649 shares of common stock outstanding as of 9/10/03, including “Performance Escrow Shares”, the resale of which is regulated by the Canadian Venture Exchange; and currently exercisable stock options and share purchase warrants owned by each beneficial holder.

(1)  300,000 of these shares represent currently exercisable stock options registered in the name of 999246 Alberta Ltd which is wholly owned by Brian Bass; 1,500,000 of these shares represent currently exercisable stock purchase warrants.

(2)  370,000 of these shares represent currently exercisable stock options.

(3) 207,000 of these shares represent currently exercisable stock options registered in the name of Prominex Financial Services which is beneficially owned by George Stubos.

Table No. 5 lists, as of September 10, 2003, the Compensation received by Directors and Executive Officers for the last 3 fiscal years. All share information has been adjusted for the 3 for 1 forward split effective August 15, 2003.

Table No. 5

Executive and Director Compensation

Officer or Director	Fiscal Year	Salary	Options Granted	Other Payments

Brian Bass, President and Director	2003	$101,577	300,000	$29,700

Christopher Dyakowski, Secretary and Director	2003 2002 2001	$30,500 $30,000 $45,000	957,000 Nil 188,571	Nil Nil $1,600
William Schmidt, Director	2003 2002 2001	Nil Nil Nil	75,000 Nil Nil	$45,303 $25,358 Nil
George Stubos, Director	2003 2002 2001	Nil Nil Nil	207,000 Nil 90,000	$78,750 $29,472 Nil
Peter McKenzie-Brown, Former Director	2002 2001	Nil Nil	Nil 75,000	$2,500 Nil
Romaine Gilliland, Former Director	2002 2001	Nil Nil	Nil 90,000	$20,296 Nil
Peter Colnett, Former Director	2002	$30,200	Nil	$90,321

The “Other Payments” for the current Fiscal Year are detailed in Item 7, “Related Party Transactions”.

Employees/Anticipated Changes to Employees

As of April 30, 2003, the Company had no employees and two executive officers who are Directors. The Company anticipates no changes to its staffing levels and will continue to engage consultants for operational needs as necessary.

ITEM 7. Major Shareholders and Related Party Transactions

The Registrant is a publicly-owned Canadian corporation, the shares of which are owned by Canadian residents and residents of other countries.  The Registrant is not controlled directly or indirectly by another corporation or any foreign government, except as described below.

As of September 10, 2003 the Company had 38,846,649 shares of common stock outstanding (after adjusting for the 3 for 1 forward split). As of September 10 2003, the Company believes there is one person or entity holding 5% or more beneficial interest in the Registrant's outstanding stock, based upon the number of common shares and currently exercisable options and warrants held.

Person/Company Brian Bass (1)	Number Held 3,385,713	% Outstanding 8.33%

(1) 300,000 of these shares represent currently exercisable stock options registered in the name of 999246 Alberta Ltd which is wholly owned by Brian Bass; 1,500,000 of these shares represent currently exercisable stock purchase warrants.

Related Party Transactions

For the Fiscal Years Ended April 30, 2003, 2002 and 2001, the following Related Party Transactions occurred:

The Company paid $30,500 in Management Fees (2002 - $30,000; 2001 - $45,000) to Max Investments, a company controlled by Chris Dyakowski, Secretary and Director.

The Company paid $28,833 (2002 - $70,833; 2001 – Nil) to DRB Management, a private company owned by Dale Brand, a senior officer of a subsidiary, for management services of San Telmo Energy. The Company paid Nil (2002 - $6,741; 2001 – Nil) in interest to DRB management related to loans provided to San Telmo Energy.

Legal Fees and disbursements of $45,308 (2002 - $25,358; 2001 - $8,713) were paid to Hemsworth Schmidt, a legal firm for which William Schmidt, Director, is a partner.

Consulting Fees of $78,750 (2002 - $29,472; 2001 – Nil) were paid to Prominex Financial Services Ltd., a private business consulting corporation controlled by George Stubos, Director.

The Company paid rent of $29,700 (2002 – Nil; 2001 – Nil) to 999246 Alberta Ltd., a private company owned by Brian Bass, President and Director.

The Company paid $12,500 (2002 – Nil; 2001 – Nil) to Lalach Management Inc., a private company controlled by Harvey Lalach, former officer, for management services.

The Company paid Nil (2002 - $30,200; 2001 – Nil) in Management Fees to 522104 Alberta Ltd., a private company controlled by Peter Colnett, former employee, for management services at San Telmo Energy. An additional $90,000 was paid to 522104 upon the termination of the management agreement during the year ended April 20, 2002. The Company paid Nil (2002 - $362; 2001 – Nil) in interest related to loans provided to San Telmo Energy by 522104 Alberta Ltd.

The Company paid Nil (2002 - $2,500; 2001 - $2,500) in Consulting Fees to PMB Communications, a private consulting firm controlled by Peter McKenzie Brown, a former director.

The Company paid Nil (2002 - $30,251; 2001 – Nil) in consulting services to Romaine Gilliland, former director, relating to the acquisition of a subsidiary. The Company also paid Nil (2002 - $20,296; 2001 – Nil) to Mr. Gilliland for accounting services.

ITEM 8. Selected Financial Data

See Item 17, Financial Statements.

Legal Proceedings

The Company is currently subject to a legal claim brought against it and third parties by a former officer of the Company’s wholly owned subsidiary arising in part from the plaintiff’s employment with the subsidiary. The Company believes this claim is without merit. The action is in its early stages and management is not able to estimate the amount of the claim, although they believe it will not have a material adverse effect on the Company or its results of operations.

ITEM 9. The Offer and Listing

Trading Markets

The Company's common shares trade on the TSX Venture Exchange ("CDNX") in Vancouver, British Columbia, Canada, having the trading symbol "STU" and CUSIP # 799549100. The Company began trading on the NASD Over-The-Counter Bulletin Board in the United States on November 26, 2002 under the symbol “STUOF”.

Table No. 6 lists the high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for the latest 6 months, the last ten fiscal quarters and the last 5 fiscal years.

Table No. 6

TSX Venture Exchange Stock Trading Activity

(Canadian Dollars)

Period Ended	High	Low	Close

July 2003	$2.87	$1.72	$1.89
June 2003	$2.99	$2.27	$2.81
May 2003	$2.73	$2.27	$2.31
April 2003	$2.61	$2.27	$2.60
March 2003	$2.44	$2.12	$2.43
February 2003	$2.44	$2.02	$2.36

April 30, 2003	$2.61	$2.27	$2.60
January 31, 2003	$2.15	$0.72	$2.15
October 31, 2002	$1.05	$0.12	$0.95
July 31, 2002	$1.26	$0.35	$0.35

April 30, 2002	$2.24	$1.05	$1.05
January 31, 2002	$2.59	$1.19	$1.19
October 31, 2001	$3.71	$1.47	$2.10
July 31, 2001	$3.46	$2.50	$1.82

April 30, 2001	$1.89	$1.05	$1.57
January 31, 2001	$1.68	$1.08	$1.08
October 31, 2000	$1.68	$1.22	$1.50
July 31, 2000	$2.41	$1.57	$2.27

Fiscal Year 2003	$1.81	$0.12	$1.80
Fiscal Year 2002	$3.46	$1.05	$1.05
Fiscal Year 2001	$2.41	$1.05	$1.57
Fiscal Year 2000	$2.62	$1.05	$2.10
Fiscal Year 1999	$2.62	$1.33	$1.57

Prices have been adjusted to reflect a 2 for 1 forward stock split effective July 11, 2001 and a 1 for 7 reverse stock split effective August 15, 2002.

Table Number 7 lists the high, low and closing prices of the Company’s common share trading on the NASD Over-The-Counter Bulletin Board for the last 6 months and for each fiscal period since the shares began trading on November 26, 2002.

Table No. 6

NASD Bulletin Board Stock Trading Activity

(United States Dollars)

Period Ended	High	Low	Close

July 2003	$2.13	$1.20	$1.37
June 2003	$2.19	$1.67	$2.06
May 2003	$1.92	$1.70	$1.70
April 2003	$1.81	$1.56	$1.80
March 2003	$1.68	$1.50	$1.65
February 2003	$1.61	$1.35	$1.59

April 30, 2003	$1.81	$1.35	$1.80
January 31, 2003	$1.40	$0.82	$1.38

Fiscal Year 2003	$1.81	$0.82	$1.80

ITEM 10. Additional Information

As of April 30, 2003, the Company was authorized to issue 100,000,000 common shares without par value and had 8,659,368 shares issued and outstanding. Subsequent to the year end, on August 15, 2003, the Company forward split its shares on a 3 for 1 basis and increased the authorized shares to 300,000,000.

All of the authorized shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment. There are no preemptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Company Act of British Columbia.  Unless the Company Act or the Company's Articles or memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority of the shares represented at the shareholders' meeting.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Escrowed Shares

Pursuant to an Escrow Agreement dated November 3, 1997, the 750,000 Common Shares of the Company issued to the principal shareholders prior to the initial public offering of the Company in Canada, pursuant to a prospectus dated November 3, 1997, were deposited with Pacific Corporate Trust Company of Canada as escrow agent.

The restrictions contained in the Escrow Agreement provide that the Escrowed Shares may not be traded in, dealt with in any manner whatsoever, or released, nor may the Issuer, its transfer agent, or escrow holder make any transfer or record any trading of the Escrowed Shares without the consent of the Executive Director of the British Columbia Securities Commission (“BCSC”), or, while the common shares are listed on the Exchange, without the consent of the CDNX Exchange.

A holder of Escrowed Shares who ceases to be a principal, as that term is defined in Local Policy Statement 3-07 of the BCSC, dies or becomes bankrupt, shall be entitled to retain any Escrowed Shares held by him and shall not be obligated to transfer or surrender the Escrowed Shares to the Company or any other person.

Generally, the British Columbia Securities Commission and the CDNX Exchange policies provide that holders of performance shares of a natural resource issuer will be entitled to the pro-rata release of those performance shares on the basis of 15% of the original number of performance shares for every $100,000 expended on exploration and development of a resource property by an issuer, or by a person other that the issuer in order to earn an interest in the resource property, but only in respect of that proportion of the expenditures equal to the issuer’s remaining proportionate interest in the resource property after the person’s interest has been earned. No more than 50% of the original number of performance shares; however, may be released in any 12 month period.  Where administrative expenses exceed 33% of total expenditures during the period on which the calculation is based, (a) the pro-rata release factor of 15% will be reduced to 7.5%, and (b) the percentage of the original number of performance shares available for release in any 12 month period will be reduced to 25%.  Any escrowed shares not released at the expiration of ten years from August 21, 1998 will be automatically cancelled.

As of April 30, 2003, the end of the most recent Fiscal Year, there were 176,036 (after adjusting for the reverse stock split) common shares of the Company remaining in escrow.

Stock Options

As of September 10, 2003, Table No. 8 details the number of common stock options outstanding.

Table No. 8

Stock Options Outstanding

Name	Title	Number of Shares of Common Stock*	Exercise Price	Expiration Date

Brian Bass	President and Director (1)	300,000	$0.25	8/11/07
Christopher Dyakowski	Secretary and Director	370,000	$0.25	8/11/07
George Stubos	Director (2)	207,000	$0.25	8/11/07

Consultants (1 person)		300,000	$0.25	8/11/07

Total Officers/Directors/Employees/Consultants		1,177,000

* All share numbers reflect a 3 for 1 forward split effective August 15, 2003

(1)

These options are registered in the name of 999246 Alberta Ltd. which is owned by Brian Bass.

(2)

These options are registered in the name of Prominex Financial Services which is owned by George Stubos.

Stock Purchase Warrants

As of September 10, 2003, the Company had 2,250,000 warrants (after adjusting for the 3 for 1 forward stock split) outstanding at the following exercise price and expiry dates:

Number of Warrants/Shares	Exercise Price	Expiry Date

2,250,000	$0.06	October 31, 2004

Changes in Share Capital

In the past 3 Fiscal Years, the Company has issued common stock for the following:

During the Year ended April 30, 2003, the Company completed seven private placements:

On September 3, 2002, the Company completed the sale of 4,500,000 units at a purchase price of $0.12 per unit. Each unit consisted of one common share and one common share purchase warrant exercisable at $0.18 until October 31, 2004.

On September 23, 2002, the Company completed the sale of 200,000 units at a purchase price of $0.25 per unit. Each unit consisted of one common share and one common share purchase warrant exercisable at $0.32 until November 14, 2004.

On December 19, 2002, the Company completed the sale of 833,333 common shares at a price of US$0.75 per share.

On January 27, 2003, the Company completed the sale of 476,190 common shares at a price of $1.58 per share.

On April 3, 2003, the Company completed the sale of 416,667 common shares at a price of US$1.20 per share.

On April 8, 2003, the Company completed the sale of 207,333 common shares at a price of US$1.20 per share.

On April 15, 2003, the Company completed the sale of 333,333 common shares at a price of US$1.50 per share.

In addition to the private placements listed above, during the year ended April 30, 2003 the Company issued 10,000 shares pursuant to the exercise of stock options for proceeds of $7,500; Issued 10,000 shares pursuant to the exercise of warrants for proceeds of $1,800; and issued 20,490 common shares pursuant to a debt settlement at a deemed value of $37,497.

During the Year ended April 30, 2002, the Company issued 1,939,983 (277,141 post-split) common shares for the purchase of San Telmo Energy at a total value of $969,991; The Company also issued 1,310,000 (187,143 post-split) common shares pursuant to the exercise of share purchase warrants for proceeds of $209,600; The company also issued 1,000,000 (142,857 post-split) common shares in a private placement which raised $202,457.

During the Year Ended April 30, 2002, the Company also issued debentures convertible into common shares. The Debentures are unsecured, bear interest at 12% per year calculated semi-annually and are repayable in semi-annual installments. The payees have the right to convert the principal owing into common shares on the September 1 anniversary dates at conversion rates of one common share for every $1.25, $1.56 and $1.95 of principal outstanding on September 1, 2001, 2002 and 2003, respectively. The Company can redeem the debentures at any time after August 31, 2001 with the payees having the option to be paid out or convert to common shares at conversion rates indicated above. The Company originally sold $52,500 of the debentures. As of April 30, 2002, none of the debentures had been either converted to common shares or repaid by the Company, and the entire balance remains outstanding.

During the Year Ended April 30, 2001, the Company issued 250,000 (35,714 post split) common shares to satisfy a finder’s fee. The Company received no cash in consideration for the shares.

The TSX Venture Exchange

The TSX Venture Exchange (“CDNX”) is a result of the acquisition of the Canadian Venture Exchange by the Toronto Stock Exchange.

The Canadian Venture Exchange was a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange which took place on November 29, 1999. On August 1, 2001, the Toronto Stock Exchange completed its purchase of the Canadian Venture Exchange from its member firms and renamed the Exchange the TSX Venture Exchange. The CDNX currently operates as a complementary but independent exchange from its parent.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Toronto, Montreal and Winnipeg Stock Exchanges. The CDNX is a venture market as compared to the Toronto Stock Exchange which is Canada’s senior market and the Montreal Exchange which is Canada’s market for derivatives products.

The CDNX currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal.  These service centers provide corporate finance, surveillance and marketing expertise.  The corporate office for the CDNX is located in Calgary and the operations office is located in Vancouver.

The CDNX is a self-regulating organization owned and operated by the TSX Group.  It is governed by representatives of its member firms and the public.

The TSX Group acts as a business link between TSX Venture Exchange members, listed companies and investors. CDNX policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Regulation of the TSX Venture Exchange, its member firms and its listed companies is the responsibility of Market Regulation Services Inc. (“RS”) which was created as a joint initiative of The Toronto Stock Exchange Inc. and the Investment Dealers Association of Canada.

RS is recognized as a self-regulatory entity in the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec. As a Regulation Service Provider, RS provides independent regulation services to marketplaces (existing exchanges, quotation and trade reporting systems (QTRSs) and alternative trading systems (ATSs) and their participants in Canada that contract with RS Inc. for the provision of regulation services. As a national regulator for the Canadian marketplace, it is the first independent regulator of its kind for the Canadian securities market.

RS administers, oversees and enforces the Universal Market Integrity Rules (“UMIR”). To ensure compliance with UMIR, RS monitors real-time trading operations and market-related activities of marketplaces and participants. RS also enforces compliance with UMIR by investigating alleged rule violations and administering any settlements and hearings that may arise in respect of such violations.

RS's areas of responsibility include Market Surveillance; Operations and General Counsel (Market Policy); and Investigations and Enforcement.

The Market Surveillance division monitors all securities trading for compliance with the Universal Market Integrity Rules and marketplace specific rules. Market Surveillance also investigates irregularities and complaints relating to trading on marketplaces for which RS acts as regulation services provider to ensure a fair and orderly marketplace for all participants. This division is responsible for market supervision, which includes monitoring trading activity and timely disclosure, as well as preliminary investigations and trade desk compliance.

The market surveillance department issues CDNX notices to inform the public of halts, suspensions, delists and other enforcement actions.  All CDNX notices can be found on the TSE/TSX website at www.tse.com.  In the public interest, trading halts or suspensions are maintained until the surveillance department is satisfied that there is adequate disclosure of the company’s affairs and a level playing field for investors. By Exchange policy, the department also reviews and approves certain types of transactions for all TSX listed companies. These types of transactions includes option grants, private placements and other share issuances, mergers and acquisitions, property-asset acquisitions and dispositions, loans, bonuses and finder’s fees, changes of business, name changes, stock splits, and related party transactions. If the Exchange’s review of such transactions finds them to be contrary to the public interest or is in violation of policy, approval for the transaction will be denied and any action taken by the company towards the completion of the transaction must be reversed.

The Operations and General Counsel division is responsible for the development and  implementation UMIR as well as providing interpretations of, or exemptions from, UMIR with the goal of promoting market integrity. This division also coordinates all operational activities of RS including strategic planning and overall organizational matters. Finally, the General Counsel's office of this division is responsible for all legal services and matters relating to RS's Board of Directors.

The Investigation and Enforcement division is responsible for conducting investigations and prosecutions of violations of the UMIR and Policies and market integrity and market quality rules specific to the TSX Venture Exchange. Functions of this division include Investigations, Enforcement and Investigative Research.

a) Investigations

Investigations focus on activities that may be in breach of the UMIR and/or the rules of the TSX Venture Exchange. The types of violations frequently investigated include high closings, market manipulation, client priority trading violations, unapproved trading, trading in restricted securities and conduct inconsistent with the just and equitable principles of trade.

Requests for investigations come primarily from the Market Surveillance division of RS. Other sources include the provincial securities commissions, the Operations and General Counsel division, marketplaces, and in some instances, the general public. Investigators also lend assistance to investigations conducted by provincial securities commissions.

b) Enforcement

Once an investigation is complete and a decision has been made to proceed with a prosecution a statement of allegations is served upon the concerned party which references the rule or rules alleged to have been in violation. An Offer of Settlement is also presented to the concerned party, who can either accept or reject the Offer of Settlement. If accepted, the Offer of Settlement must be approved by a hearing panel of RS. The hearing panel may accept the Offer of Settlement or reject it. If the Offer of Settlement is rejected by either the concerned party or by a settlement hearing panel, a Notice of Hearing is issued and served upon the concerned party and the matter proceeds to a hearing before a hearing panel. If the hearing panel determines that an applicable requirement has been violated, it may impose a range of penalties, including a reprimand, a fine, or the restriction, suspension or revocation of access to a marketplace. After all hearings, there is an official public notification concerning the outcome of the hearing and the penalty or remedy imposed.

c) Investigative Research

The Investigative Research Division performs in-depth corporate research relating to officers, directors, and significant shareholders of organizations applying to list securities on the TSX Venture Exchange, or applying to obtain access to the marketplace's trading systems. Due diligence is a major function of the Enforcement division. The overall goal is to improve communication and to raise the standards of compliance in the securities trading industry.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following Self-Regulatory Organizations: the TSX Venture Exchange, the Montreal Exchange, the Toronto Stock Exchange, the Toronto Futures Exchange and the Investment Dealers Association of Canada.

Memorandum and Articles of Association

The Company’s Memorandum and Articles of Association are registered with the British Columbia Registrar of Companies. A copy of the documents was filed with San Telmo’s original 20-F Registration Statement.

Material Contracts

The Company currently has no Material Contracts in effect.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company’s common shares.  Any remittance of dividends to United States residents are; however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the common shares of the Company) pursuant to Article X of the reciprocal treaty between Canada and the United States.

The Investment Canada Act (the "ICA"), which became effective on 6/30/85, regulates the acquisition by non-Canadians of control of a Canadian business enterprise.  In effect, the ICA required review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the case of an acquisition of control of a Canadian business by a non-Canadian where: (i) in the case of acquisition (for example, through a share purchase or asset purchase), the assets of the business are $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of $50 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of $5 million or more in value.  Review and approval are also required for the acquisition or establishment of a new business in areas concerning "Canada's cultural heritage or national identity" such as book publishing, film production and distribution, television and radio, production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; (iii) the acquisition of voting of an entity which controls, directly or indirectly, another entity carrying on a Canadian business. An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA.  An acquisition of less than one- third of the voting shares of a corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares.  For partnerships, trusts, joint ventures or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In 1988, the ICA was amended pursuant to the Free Trade Agreement dated 1/2/88 between Canada and the United States to relax the restriction of the ICA.  As a result of these amendments, except where the Canadian business is in the cultural, oil and gas, uranium, financial services or transportation sectors, the threshold for direct acquisition of control by U.S. investors and other foreign investors acquiring control of a Canadian business from U.S. investors has been raised from $5 million to $150 million of gross assets, and indirect acquisitions are not reviewable.

In addition to the foregoing, the ICA requires that all other acquisitions of control of Canadian businesses by non-Canadians are subject to formal notification to the Canadian government. These provisions require a foreign investor to give notice in the required form, which notices are for information, as opposed to review, purposes.

#

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects the Company’s opinion.  The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”)and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Registration Statement and the current administrative practices of Revenue Canada, Taxation.  This summary does not take into account provincial income tax consequences.

Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

Taxation

#

CANADIAN INCOME TAX CONSEQUENCES

Disposition of Common Stock.

The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares (“Common Shares”) who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the common Share constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include three quarters (two thirds for dispositions after February 27, 2000) of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct three quarters (two thirds for disposition after February 27, 2000) of any capital loss (“allowable capital loss”) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

United States Federal Income Tax Consequences

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Holders and prospective holders of common shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an

#

estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation. In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from dividends received from its subsidiaries), the Company would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains. The Company does not believe that it currently has the status of a “Foreign Investment Company” as the Company believes most of the voting power of its shares is held outside the United States by citizens of countries other than the United States. Additionally, the Company does not believe that it is currently conducting its business in a manner which would cause it to fall under the criteria of a Foreign Investment Company. However, there can be no assurance that the Company will not be considered a Foreign Investment Company for the current or any future taxable year.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company would potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which produce or are held for the production of passive income. U.S. Holders owning common shares of a PFIC are subject to the highest rate of tax on ordinary income in effect for the applicable taxable year and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned, in addition to the treatment of gain realized on the disposition of common shares of the PFIC as ordinary income rather than capital gain. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interests therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC’s ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States federal income tax on such income inclusions subject to an interest charge. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons. In addition, subject to certain limitation, U.S. Holders owning (actually or constructively) marketable stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than being subject to the excess distribution regime of section 1291 described above. Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses. This alternative will apply to taxable years of U.S. Holders beginning after 1997 and taxable years of foreign corporations ending with or within such taxable years of U.S. Holders.

The management of the Registrant believes that the Company is not a PFIC. Additionally, the Company believes that the anticipated development of its business would not include any activities which would cause the Company to fall under the criteria of a Passive Foreign Investment Company. However, there can be no assurance that the Company’s determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record-keeping requirements which will be imposed on QEFs.

#

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns.  Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

ITEM 11. Quantitative and Qualitative Disclosures of Market Risk

The Company’s operations do not involve financial instruments or derivatives which are market sensitive. The Company does not have significant financial market risks.

The majority of the Company’s current and anticipated future operations are in Canada and do not involve significant exchange rate risks.

ITEM 12. Description of Securities Other Than Equity Securities

Not Applicable

Part II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable

ITEM 15. Controls and Procedures

The Company’s chief financial officer and chief executive officer have evaluated and reviewed our disclosure controls and procedures within 90 days of the filing date of this Annual Report on Form 20-F. Based upon this evaluation and review, the officers have concluded that the Company’s disclosure controls and procedures are effective and sufficient to comply with Rules 13a-15(c) and 15d-15(c) of the Securities Exchange Act of 1934.

There have been no significant changes in the Company’s internal controls that could significantly affect these controls subsequent to the date of the Company’s most recent evaluation.

Part III

ITEM 17. FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as disclosed in Note 8 to the financial statements included herein.  The value of the U.S. Dollar in relation to the Canadian Dollar was 1.35 as of September 30, 2003.

The financial statements as required under ITEM 17 are attached hereto and found immediately following the text of this Registration Statement. The report of Amisano Hanson, Chartered Accountants, is included herein immediately preceding the financial statements.

ITEM 18. FINANCIAL STATEMENTS

The Registrant has elected to provide financial statements pursuant to ITEM 17.

ITEM 19. EXHIBITS

(A1)  The financial statements thereto as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The report of Amisano Hanson, Chartered Accountants, for the audited financial statements are included herein immediately preceding the audited financial statements.

Audited Financial Statements for the period ending April 30, 2003

Auditor’s Report, dated September 12, 2003

Consolidated Balance Sheets at April 30, 2003 and 2002

Consolidated Statements of Earnings (Loss) for the years ended April 30, 2003, 2002, and 2001.

Consolidated Statements of Cash Flows for the years ended April 30, 2003, 2002, and 2001.

Consolidated Statements of Retained Earnings (Deficit) for the years ended April 30, 2003, 2002, and 2001.

Notes to Consolidated Financial Statements

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS (cont.)

(B)  Index to Exhibits:

Page Number

1. Amended Certificate of Incorporation, Certificate of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws (Previously Filed)

2. Instruments defining the rights of holders of the securities being registered – N/A
3. Voting Trust Agreements – N/A
4. Material Contracts Not Applicable
5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries San Telmo Energy Inc., an Alberta Corporation
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10.Other documents
SIGNATURE PAGE	73

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd)

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2003 and 2002

(Stated in Canadian Dollars)

TERRY AMISANO LTD.                                                                               AMISANO HANSON

KEVIN HANSON, CA                                                                           CHARTERED ACCOUNTANTS

AUDITORS’ REPORT

To the Directors,

San Telmo Energy Ltd.

(formerly San Telmo Resources Ltd.)

We have audited the consolidated balance sheets of San Telmo Energy Ltd. (formerly San Telmo Resources Ltd.) as at April 30, 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for the years ended April 30, 2003 and 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States of America generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2003 and 2002 and the results of its operations and its cash flows for the years ended April 30, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

The financial statements as at April 30, 2001 and for the year ended April 30, 2001 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated

June 19, 2001.

Vancouver, Canada                                                                             “AMISANO HANSON”

September 12, 2003                                                                              Chartered Accountants

COMMENTS BY AUDITORS FOR U. S. READERS ON CANADA-U.S REPORTING

CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated September 12, 2003, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

Vancouver, Canada                                                                          “AMISANO HANSON”

September 12, 2003                                                                              Chartered Accountants

750 WEST PENDER STREET, SUITE 604                                                                                                        TELEPHONE:                       604-689-0188

VANCOUVER CANADA                                                                                                                                       FACSIMILE:                           604-689-9773

V6C 2T7                                                                                                                                                                        E-MAIL:                           amishan@telus.net

#

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd)

CONSOLIDATED BALANCE SHEETS

April 30, 2003 and 2002

(Stated in Canadian Dollars)

ASSETS

	2003	2002
CURRENT
Cash and cash equivalents	$ 1,163,086	$ 312,369
GST receivable	36,228	5,681
Accounts receivable	167,591	-
Prepaid expenses – Note 9	10,830	-
	1,377,735	318,050

Capital Assets - Note 4	34,464	29,422
Oil and gas properties - Note 5	1,199,651	228,390
Mineral Properties - Note 6	2	6,272
	$ 2,611,852	$ 582,134

LIABILITIES

CURRENT
Accounts payable and accrued liabilities – Note 9	$ 88,574	$ 15,988
Due to related parties – Note 9	6,022	8,236
Current portion of convertible debentures - Note 7	28,125	18,750
	122,721	42,974
Convertible debentures – Note 7	-	33,750
	122,721	76,724

SHAREHOLDERS’ EQUITY

Share capital - Notes 8 and 10	6,162,140	2,412,874
Contributed surplus - Note 8	119,000	-
Deficit	(3,792,009)	(1,907,464)
	2,489,131	505,410

	$ 2,611,852	$ 582,134

Nature and Continuance of Operations – Note 1

Commitments – Notes 5, 7 and 8

Subsequent Events – Note 10

Contingency – Note 13

APPROVED BY THE DIRECTORS:

                        “Christopher Dyakowski”                                             “W.E. Schmidt”

SEE ACCOMPANYING NOTES

#

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

For the years ended April 30, 2003, 2002 and 2001

(Stated in Canadian Dollars)

	2003	2002	2001
Revenue
Sales, net of royalties	$ 164,291	$ -	$ -
Depletion	32,430	-	-
	131,861	-	-

Expenses
Amortization	8,247	13,317	725
Consulting fees – Note 9	514,171	170,916	19,453
Filing fees	29,737	13,711	2,600
Interest and bank charges	1,405	8,506	57
Interest on convertible debentures	5,481	9,686	-
Investor relations	172,526	26,466	-
Management fees – Note 9	160,410	103,333	45,000
Mineral properties and deferred exploration costs written-off – Note 6	7,366	28,672	48,821
Office and miscellaneous	92,155	13,854	3,610
Professional fees – Note 9	91,474	89,721	19,888
Promotion, investor relations	808,651	22,601	1,407
Property investigations	57,243	-	-
Rent	38,542	30,000	-
Telephone	8,190	6,451	1,847
Transfer agent	10,325	5,942	4,696
Travel	10,483	4,507	537
	2,016,406	547,683	148,641

Loss before other	(1,884,545)	(547,683)	(148,641)
Other:
Interest income	-	4,969	10,587
Loss on sale of oil and gas properties	-	(43,405)	-
Goodwill written-off – Note 3	-	(510,354)	-

Net loss for the year	(1,884,545)	(1,096,473)	(138,054)

Deficit, beginning of year	(1,907,464)	(810,991)	(672,937)

Deficit, end of year	$(3,792,009)	$(1,907,464)	$(810,991)

Basic and diluted loss per share	$(0.48)	$(0.68)	$(0.11)

Weighted average number of shares	3,958,516	1,602,253	1,245,859

SEE ACCOMPANYING NOTES

#

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd).

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended April 30, 2003, 2002 and 2001

(Stated in Canadian Dollars)

	2003	2002	2001
Operating activities
Net loss for the year	$ (1,884,545)	$ (1,096,473)	$ (138,054)
Add items not involving cash:
Amortization	8,247	13,317	725
Capital assets written-off	9,178	-	-
Depletion	32,430	-	-
Goodwill written-off	-	510,354	-
Loss on sale of oil and gas property, plant and equipment	-	43,405	-
Mineral properties and deferred exploration costs written off	7,366	28,672	48,821
Non-cash compensation charge	119,000	-	-
	(1,708,324)	(500,725)	(88,508)

Cash used by net changes in non-cash working capital items	(101,097)	(51,334)	(16,451)
	(1,809,421)	(552,059)	(104,959)

Financing Activities
Share subscriptions	-	-	(300,000)
Issuance of shares	3,711,769	412,057	300,000
Repayment of convertible debentures	(24,375)	(11,250)	-
	3,687,394	400,807	-

Investing Activities
Proceeds from sale of oil and gas property, plant and equipment (net)	77,000	604,429	-
Deferred exploration expenditures	(1,097)	(911)	(2,699)
Petroleum and natural gas	(1,080,691)	(228,390)	-
Acquisition of mineral properties	-	(4,400)	(4,159)
Acquisition of capital assets	(22,468)	(38,601)	(257)
Acquisition of subsidiary	-	(59,955)	-
	(1,027,256)	272,172	(7,115)

Increases (decrease) in cash for the year	850,717	120,920	(112,074)

Cash and cash equivalents, beginning of year	312,369	191,449	303,523

Cash and cash equivalents, end of year	$ 1,163,086	$ 312,369	$ 191,449

.

SEE ACCOMPANYING NOTES

SAN TELMO ENERGY LTD.

(formerly San Telmo Resources Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended April 30, 2003, 2002 and 2001

(Stated in Canadian Dollars)

	2003	2002	2001
Represented by:
Cash	$ 1,163,086	$ 312,369	$ 862
Short-term bank deposits	-	-	190,587

	$ 1,163,086	$ 312,369	$ 191,449

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$ 5,551	$ 16,798	$ -
Income Taxes	$ -	$ -	$ -

Non-cash Transactions – Note 11

SEE ACCOMPANYING NOTES

#

SAN TELMO ENERGY LTD.

(formerly San Telmo Resources Ltd)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 1

Nature and Continuance of Operations

The Company is publicly traded on the TSX Venture Exchange and the OTC Bulletin Board. At April 30, 2003, the Company, directly and through joint ventures, is in the process of exploring its mineral properties and oil and gas properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and oil and gas properties are dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis. The Company has not yet achieved profitable operations and accumulated losses of $3,792,009 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The Company changed its name from San Telmo Resources Ltd. to San Telmo Energy Ltd. on August 15, 2002.

The Company was incorporated under the Company Act of British Columbia.

Note 2

Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada and, except as described in Note 14, conform in all material respects with accounting principles generally accepted in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement. Actual results may differ from these estimates.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, San Telmo Energy Inc., (formerly Cobra Quest Petroleum Inc.). All significant inter-company transactions and balances have been eliminated.

(a)

Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Costs capitalized, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves as determined by independent petroleum engineers. Petroleum products and reserves are converted to a common unit of measure, using 6 MCF of natural gas to one barrel of oil.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion by more than 20%. Royalties paid net of any tax credits received are netted with oil and gas sales.

In applying the full cost method, the Company performs a ceiling test on properties which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves, as determined by independent engineers, based on sales prices achievable under existing contracts and posted, average reference prices in effect at the end of the year and current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes.

(c) Mineral Properties and Deferred Exploration Costs

Mineral properties are carried at cost until they are brought into production at which time they are depleted on a unit of production basis.

Exploration costs relating to mineral properties are deferred until the properties are brought into production, at which time the deferred costs are to be amortized on a unit of production basis, or until the properties are abandoned or sold, at which time the deferred costs are written off.

The mineral properties and deferred exploration costs are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When there is evidence of impairment, the net carrying amount of the asset will be written down to its net recoverable amount, which is the estimated undiscounted future net cash flows, expected to result from the asset and its eventual disposition. The loss on impairment written off is not reversed even if circumstances change and the net recoverable amount subsequently increases.

The amounts shown as mineral properties and deferred exploration costs represent unamortized costs to date and do not necessarily reflect present or future values.

(d) Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which to not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitment to a plan of action based on the then know facts.

(e) Capital Assets and Amortization

Capital assets are recorded at cost. The Company provides for amortization using the declining balance method at the following annual rates:

Office furniture and equipment	20%
Computer hardware	30%
Computer software`	100%

One-half of the amortization rate is taken on capital assets acquired during the year.

(f) Basic and Diluted Loss Per Share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Fully diluted amounts are not presented when the effects of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(g) Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and due to related parties approximate fair value because of the short-term maturity of these instruments. The carrying value of convertible debentures also approximates their fair value. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

(h) Stock-based Compensation

The Company has a stock-based compensation plan as disclosed in Note 8, whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the “settlement method” of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002.

(i) Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid investments that are readily convertible to cash and have maturities of three months or less when purchased.

(j) Income Taxes

The Company has adopted the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

The Company has incurred mineral property exploration expenditures both in Canada and overseas. These expenditures will be available to be deducted in the determination of future taxable income. The Company has not yet determined the appropriate amount of these expenditures by income tax classification and has not determined its losses available to reduce future taxable income in Canada for carryforward purposes. Accordingly, no tax benefit has been recognized in these consolidated financial statements on account of these losses.

(k) General and Administrative Expenses

The Company charges all general and administrative expenses not directly related to exploration activities to operations as incurred.

Note 3

Acquisition of Subsidiary

Effective July 10, 2001, the Company acquired all the issued shares of San Telmo Energy Inc. (previously known as Cobra Quest Petroleum Inc.) in consideration for 277,141 (1,939,983 before reverse stock split) common shares of the Company. The acquisition was accounted for by the purchase method and these consolidated financial statements include the results of operations from the date of acquisition.

Assets acquired:
Accounts receivable	$ 83,366
Deposit and prepayment	10,000
Oil and gas properties	689,224

782,590

Liabilities assumed:
Accounts payable	44,123
Convertible debentures	63,750
Due to related parties	115,925
Site restoration costs payable	39,200

262,998

Net assets acquired	$ 1,029,946

Consideration:
Shares issued	$ 969,991
Acquisition costs – Note 8	59,955

$ 1,029,946

During the year ended April 30, 2002, the Company disposed of the oil and gas properties acquired and recorded a write-off of goodwill of $510,354.

Note 4

Capital Assets

	Cost	2003 Accumulated Amortization	Net	2002 Net
Office furniture and Equipment	$ 22,651	$ 4,715	$ 17,936	$ 4,876
Computer hardware	28,121	11,593	16,528	15,366
Computer software	-	-	-	9,180

	$ 50,772	$ 16,308	$ 34,464	$ 29,422

Note 5

Oil and Gas Properties

	2003	2002
Producing Properties
Mahuska	$ 309,047	$ -
Dry wells	156,928	228,390

	465,975	228,390
Less: depletion	(32,430)	-

	433,545	228,390
Non-producing Properties
P & NG leases	142,867	-
Capio	623,239	-

	766,106	-

Total oil and gas properties	$ 1,199,651	$ 228,390

a) Bellshill Property

During the year ended April 30, 2002, the Company’s wholly owned subsidiary disposed of its petroleum and natural gas property in the Province of Alberta for $625,000.

b) Petroleum and Natural Gas Leases (“P & NG”)

During the year ended April 30, 2002, the Company’s wholly owned subsidiary acquired three P & NG leases in the Province of Alberta for $100,040.

During the year ended April 30, 2003, the Company disposed of its 50% working interest in one P & NG lease for $77,000.

c) Participation Agreement with Canscot Resources Ltd.

Pursuant to an agreement with Canscot Resources Ltd. (“Canscot”) dated December 12, 2001, the Company’s wholly owned subsidiary agreed to participate in drilling the Canscot et al Timeu 6-5-64-4 wells (“wells”) in the Province of Alberta, Canada. Canscot’s working interest in the wells ranges from 25% to 50%. The Company acquired 50% of Canscot’s interest for $67,500 and agreed to pay 25% of all costs incurred in drilling the well. During the year ended April 30, 2002, $60,850 was paid by the Company in respect to drilling and related costs. These wells were determined to be dry wells during the year ended April 30, 2003.

d) Participation and Earning Agreement with Integra Resources Ltd.

Pursuant to the agreement with Integra Resources Ltd. dated November 4, 2002, the Company’s wholly owned subsidiary agreed to participate in the drilling of a test well in the Mahaska area of Alberta, Canada to earn 30% of all production from the test well. The Company agreed to pay 50% of the total costs incurred in licensing, lease preparation, drilling to contract depth, logging, testing and either casing or abandonment of the test well. During the year ended April 30, 2003, the Company incurred $309,047 in drilling and related costs.

e) Participation Agreement with Capio Petroleum Corporation

Pursuant to the agreement with Capio Petroleum Corporation (“Capio”) dated February 20, 2003, the Company’s wholly owned subsidiary agreed to participate as to a 50% of all of Capio’s obligations pursuant to the Farmin agreement dated February 28, 2003 entered by Capio with other parties. In return, the Company shall be entitled to earn 40% of the interest in the petroleum and natural gas rights located in the Province of Alberta, Canada. During the year ended April 30, 2003, the Company incurred $623,239 in drilling and related costs.

Note 6

Mineral Properties

	2003	2002
Property Costs
Argentina Properties	$ 1,318	$ 16,668
Cherry and Nofta Properties	-	4,159
Northern Quebec claims	4,400	4,400

	5,718	25,227

Written-off during the year
Argentina Properties	(1,317)	(15,350)
Cherry and Nofta Properties	-	(4,159)
Northern Quebec Claims	(4,399)	-

	(5,716)	(19,509)

	$ 2	$ 5,718

Argentina Properties

Pursuant to an agreement dated November 26, 1998 the Company was granted an option to acquire a 100% undivided interest in Permiso de Cateo Expediente No. 413.172-CI 95 situated in the Province of Santa Cruz, Argentina. As consideration, the Company paid US$10,000. The Company further acquired a 100% interest in nine other mineral properties, also situated in the Province of Santa Cruz, Argentina. Certain of these properties were abandoned during the year ended April 30, 2000. During the year ended April 30, 2002, the Company abandoned all remaining properties except for one mineral property and wrote-off acquisition costs of $15,350 and related deferred exploration costs of $8,290. During the year ended April 30, 2003, the Company has written-off this claim to a nominal amount of $1.

Northern Quebec Claims

During the year ended April 30, 2002, the Company staked 44 units of claims in the Superior Archean Crator in Northern Quebec at the cost of $4,400.

During the year ended April 30, 2003, the Company has written-off these claims to a nominal amount of $1.

Note 7

Convertible Debentures

The convertible debentures are redeemable, convertible into common shares of the Company, unsecured, bear interest at 12% per annum calculated semi-annually and are repayable in semi-annual instalments of various amounts. The payees have the right to convert the principal owing into common shares on the September 1 anniversary dates at the conversion rates of one common share for every $1.25 , $1.56 and $1.95 of principal outstanding on September 1, 2001, 2002 and 2003 respectively. The Company can redeem the debentures at any time after August 31, 2001 with the payees having the option to be paid out or convert to common shares at conversion rates indicated above.

	2003	2002

Total owing	$ 28,125	$ 52,500
Current portion	28,125	18,750

Long-term portion	$ -	$ 33,750

Note 8

Share Capital

During the year ended April 30, 2002, the Company’s issued and outstanding shares were split on the basis of two new common shares for each common share previously outstanding. The authorized share capital was increased from 20,000,000 to 40,000,000 common shares without par value.

Pursuant to a special resolution passed by the shareholders on July 9, 2002, th Company’s issued and outstanding common shares were consolidated on the basis of one new share for every seven shares previously outstanding (reverse stock split). The authorized share capital was increased from 5,714,286 shares, after the reverse stock split, to 100,000,000 shares without par value.

The number of shares disclosed in these consolidated financial statements have been retroactively restated to reflect the effect of the reverse stock split.

Note 8

Share Capital – (cont’d)

a) Authorized:

    100,000,000 common shares without par value.

b) Issued and fully paid:	Number of Shares	Amount

Balance, April 30, 2000	886,857	$ 730,826
Issued pursuant to a private placement	357,143	300,000
Issued for finder’s fee	35,714	-

Balance, April 30, 2001	1,279,714	1,030,826
Issued pursuant to acquisition of San Telmo Energy Inc.	277,141	969,991
Issued pursuant to exercise of share purchase warrants	187,143	209,600
Issued pursuant to a private placement of flow-through shares	142,857	202,457

Balance, April 30, 2002	1,886,855	2,412,874
Issued pursuant to private placements	6,732,023	3,927,110
Share issuance costs	-	(224,641)
Issued pursuant to debt settlement	20,490	37,497
Issued pursuant to exercise of stock options	10,000	7,500
Issued pursuant to exercise of warrants	10,000	1,800

Balance, April 30, 2003	8,659,368	$ 6,162,140

c) Shares Held In Escrow

As at April 30, 2003, 176,036 common shares of the Company are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without the written consent of the regulatory authorities. These escrowed shares will be entitled to the pro-rata release on the basis of 15% of the original number (after adjustment for the reverse stock split) for every $100,000 expended on exploration of the mineral properties.

No more than 50% of the original number of the 214,286 (after reverse stock split) shares may be released in any twelve-month period. Any escrowed shares not released at the expiration of ten years from August 21, 1998 will be automatically cancelled.

d) Share Purchase Warrants

As at April 30, 2003, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date

10,286	$3.50	August 30, 2003
142,857	$1.96	February 5, 2004
200,000	$0.32	November 14, 2004
4,490,000	$0.18	October 31, 2004

4,843,143

These warrants entitle the holders thereof the right to acquire one common share for each warrant held.

e) Stock Options

Stock-based Compensation Plan

The Company has granted employees and directors stock options. These options are granted with an exercise price equal to the market price of the Company’s shares on the date of the grant.

A summary of the status of the stock option plan as of April 30, 2003 and 2002 and changes during the years then ended is presented below.

	2003		2002
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Outstanding at beginning of year	125,714	$1.26	125,714	$1.26
Granted	638,000	$0.75	-	-
Exercised	(10,000)	$0.75	-	-
Expired	(125,714)	$1.26	-	-
Outstanding and exercisable at end of year	628,000	$0.75	125,714	$1.26

Note 8

Share Capital – (cont’d)

e) Stock Options – (cont’d)

Stock-based Compensation Plan – (cont’d)

As at April 30, 2003, the following stock options were outstanding:

Number of Shares	Exercise Price	Expiry Date

628,000	$0.75	November 8, 2007

These options entitle the holder thereof the right to acquire one common share for each option held.

Included in stock options granted during the year ended April 30, 2003 are 100,000 stock options granted to consultants and non-employees. Accordingly, using the Black-Scholes option pricing model, the stock options granted to consultants are marked to fair value through charges to the statements of operations and deficit. Total stock-based compensation for stock options granted to consultants and non-employees recognized during the year ended April 30, 2003 was $119,000. This amount was recorded in the statements of operations and deficit as consulting fees and in the balance sheets as contributed surplus.

As disclosed in its accounting policies note, the Company does not record compensation expense on the granting of stock options to employees. Disclosure of pro forma loss and loss per share had the Company elected to follow the fair value method using the Black-Scholes option pricing model is as follows. The pro forma effect of awards prior to April 30, 2003 has not been included.

2003

Net loss for the year as reported	$ (1,884,545)
Stock-based compensation	(640,220)

Pro forma loss for the year	$ (2,524,765)

Pro forma basic and diluted loss per share	$ (0.64)

Note 8

Share Capital – (cont’d)

e) Stock Options – (cont’d)

Stock-based Compensation Plan – (cont’d)

The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model. The assumptions used in calculating fair value are as follows:

Risk-free interest rate	5%
Expected option life in year	5 years
Expected stock price volatility	106%
Expected dividend yield	Nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Note 9

Related Party Transactions

a) During the year ended April 30, 2003 the Company paid $160,410 (2002: $100,833; 2001: $45,000) for management fees to two companies controlled by directors of the Company and paid $28,333 (2002: $Nil: 2001: $Nil) for management fees to a company controlled by a former director of the Company.

b) During the year ended April 30, 2003 the Company paid $45,303 (2002: $25,358; 2001: $8,713) for legal fees and disbursements to a firm controlled by a director of the Company.

c) During the year ended April 30, 2003 the Company paid $91,250 (2002: $62,172; (2002: $Nil) for consulting fees to two companies controlled by directors of the Company. An additional $90,000 was paid to a company controlled by a former director of the Company for termination of a consulting contract during the year ended April 30, 2002.

d) During the year ended April 30, 2003, the Company paid $27,700 (2002: $Nil; 2001: $Nil) for rent to a company controlled by a director of the Company.

e) During the year ended April 30, 2002, the Company paid $22,796 (2001: $Nil) for accounting fees to a director of the Company and to a company controlled by another director of the Company.

f) During the year ended April 30, 2002, the Company paid $30,251 (2001: $Nil) to a director of the Company for professional fees relating to the acquisition of San Telmo Energy Inc.

Note 9

Related Party Transactions

g) During the year ended April 30, 2002, the Company paid $7,103 (2001: $Nil) for interest on loans from companies controlled by two directors of the Company.

h) During the year ended April 30, 2002, the Company paid $Nil (2001: $1,600) to a director of the Company in connection with the staking of mineral claims.

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

The amounts due to directors are non-interest bearing, unsecured and are repayable on demand.

At April 30, 2003, accounts payable includes $3,610 (2002: $7,847; 2001: $1,552) due to an officer of the Company or a director of the Company.

At April 30, 2003, prepaid expenses include $10,830,(2002: $Nil) in respect to management fees prepaid to a company controlled by a director of the Company.

Note 10

Subsequent Events

Subsequent to April 30, 2003:

a) Pursuant to the exercise of share purchase warrants, the Company issued 4,107,857 common shares for proceeds of $935,948.

b) Pursuant to the exercise of share purchase options, the Company issued 537,000 common shares for proceeds of $141,750.

c) Effective August 15, 2003, the Company’s issued and outstanding common shares were subdivided on a basis of three new common shares for every one common share previously outstanding. The authorized share capital of the Company was increased from 100,000,000 shares without par value to 300,000,000 shares without par value.

Note 11

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statements. The following transactions were excluded from the statements of cash flows:

– During the year ended April 3, 2003, the Company issued 20,490 common shares to settle outstanding debts of $37,497.

– During the year ended April 30, 2002, the Company issued 277,141 common shares for $969,991 to acquire San Telmo Energy Inc.

Note 12

Income Taxes

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized. Significant components of the Company’s future tax assets and liabilities, after applying enacted corporation income tax rates, are as follows:

	2003	2002
Future Income tax assets:
Net tax non-capital losses carried forward	$ 1,000,644	$ 357,496
Resource deductions	529,085	159,116
Valuation allowance for future income tax assets	(1,529,729)	(516,612)

Net future income tax assets	$ -	$ -

Management considers it more-likely-than-not that the amounts will not be utilized and accordingly a full valuation allowance has been applied.

The Company has accumulated non-capital losses totaling $2,659,873 which can be utilized to offset taxable income of future years. These losses expire as follows:

2004	$ 8,126
2005	80,521
2006	124,812
2007	79,957
2008	88,508
2009	520,389
2010	1,757,560

$ 2,659,873

The Company has accumulated Canadian exploration and development expenses and Canadian oil and gas expenses totaling $1,406,392 available to offset taxable income of future years at various rates per year.

Note 13

Contingency

The Company is subject to a legal claim brought against it in the normal course of business. The amount of the claim is not reasonably estimable, due to the uncertainty as to the final outcome, and management does not believe the finalization of the claim will have a material adverse effect on the Company’s consolidated financial position or results of operations.

Note 14

Differences Between Generally Accepted Accounting Principles

in Canada and the United States of America

The Company follows Canadian generally accepted accounting principles (“Canadian GAAP”) which are different in some respects from those applicable in the United States of America (“”US GAAP”) as follows:

Exploration Stage Company

The Company is an exploration stage company as defined in Statement of Financial Accounting Standards No. 7 and the Securities and Exchange Commission Act Guide 7.

The Company is devoting its present efforts to exploring and developing its mineral properties and none of its planned principal operations have commenced. All losses accumulated since inception have been considered as part of the Company’s exploration stage activities.

b) Mineral Properties and Deferred Exploration

In accordance with U. S. GAAP costs related to acquisition and exploration activities are generally expensed, whereas under Canadian GAAP such costs may be deferred until the properties are brought into production, at which time the deferred costs are to be amortized on a unit of production basis over proven and probable reserves, or until the properties are abandoned or sold, at which time the deferred costs are written off. As a result, acquisition and exploration costs have been expensed under U. S. GAAP in the year such costs were incurred.

c) The impact of the foregoing on the financial statements is as follows:

Balance Sheets	2003	2002

Total assets per Canadian GAAP	$ 2,611,852	$ 582,134
Mineral properties with no proved reserves	(2)	(5,718)
Deferred exploration expenses	-	(554)

Total assets per US GAAP	$ 2,611,850	$ 575,862

Total liabilities per Canadian and US GAAP	$ 122,721	$ 76,724

Shareholders Equity

Deficit, per Canadian GAAP	$ (3,792,009)	$ (1,907,464)
Mineral properties with no proved reserves	(2)	(5,718)
Deferred exploration costs	-	(554)

Deficit, per US GAAP	(3,792,011)	(1,913,736)
Share capital per Canadian and US GAAP	6,162,140	2,412,874
Contributed surplus	119,000	-

Total shareholders’ equity per US GAAP	$ 2,489,129	$ 499,138

Note 14

Differences Between Generally Accepted Accounting Principles

in Canada and the United States of America – (cont’d)

c) The impact of the foregoing on the financial statements is as follows: - (cont’d)

Statements of Loss	2003	2002	2001

Net loss per Canadian GAAP	$ (1,884,548)	$ (1,096,473)	$ (138,054)
Adjustment for mineral properties and deferred exploration incurred in previous years written off	7,367	28,672	48,821
Mineral properties and deferred exploration costs incurred during the year	(1,097)	(5,311)	(6,858)

Net loss per US GAAP	$ (1,878,275)	$ (1,073,112)	$ (96,091)

Statements of Cash Flows	2003	2002	2001

Cash flows used in operating activities per Canadian GAAP	$ (1,809,421)	$ (552,059)	$ (104,959)
Mineral properties acquired	-	(4,400)	(4,159)
Exploration expenses incurred	(1,097)	(911)	(2,699)

Cash flows used in operating activities per US GAAP	(1,810,518)	(557,370)	(111,817)

Cash flows from financing activities per Canadian and US GAAP	3,687,394	400,807	-

Cash flows from (used in) investing Activities per Canadian GAAP	(1,027,256)	272,172	(7,115)
Mineral properties expensed	-	4,400	4,159
Exploration expenditure incurred	1,097	911	2,699

Cash flows from (used in) investing Activities per US GAAP	(1,026,159)	277,483	(257)

Increase (decrease) in cash per US GAAP	$ 850,717	$ 120,920	$ (112,074)

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

San Telmo Energy Ltd.

Registrant

Dated: October 29, 2003     Signed: /s/ Brian Bass, President and Director

#