Form 20-F/A
period 2003-04-30
SAN TELMO ENERGY LTD
filed 2004-04-02
CIK 1125663

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

Vancouver, Canada                                                                          “AMISANO HANSON”

September 12, 2003                                                                              Chartered Accountants

750 WEST PENDER STREET, SUITE 604                                                                                                        TELEPHONE:                       604-689-0188

VANCOUVER CANADA                                                                                                                                       FACSIMILE:                           604-689-9773

V6C 2T7                                                                                                                                                                        E-MAIL:                           amishan@telus.net

MINNI, BELLA & CO. CERTIFIED GENERAL ACCOUNTANTS	SUITE 1104-750 WEST PENDER STREET VANCOUVER, BRITISH COLUMBIA CANADA V6C 2T8

TEL: (604) 683-0343 FAX: (604) 683-4499

AUDITORS’ REPORT

To the Shareholders, San Telmo Resources Ltd.

We have audited the balance sheets of SAN TELMO RESOURCES LTD. as at April 30, 2001 and 2000 and the statements of deferred exploration costs, loss, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2001 and 2000 and the results of its operations and changes in its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with those of the preceding year.

“Minni Bella & Co.”

CERTIFIED GENERAL ACCOUNTANTS

Vancouver, BC

June 19, 2001, except as to Note 6 which

is at July 9, 2001

COMMENTS BY AUDITORS FOR U. S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated June 19, 2001, except as to Note 6 which is at July 9, 2001, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Minni, Bella & Co.

” CERTIFIED GENERAL ACCOUNTANTS

Vancouver, BC

June 19, 2001, except as to Note 6

which is at July 9, 2001

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

San Telmo Energy Ltd.

Registrant

Dated: April 1, 2004     Signed: /s/ Brian Bass, President and Director

#