Form 20-F
period 2004-04-30
SAN TELMO ENERGY LTD
filed 2004-10-29
CIK 1125663

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(  ) REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

      SECURITIES EXCHANGE ACT OF 1934

OR

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2004

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

Common Stock without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.   41,348,502

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

PART I

ITEM 1. Identity of Directors, Senior Management and Advisors

Not Applicable

ITEM 2. Offer Statistics and Expected Timetable

Not Applicable

ITEM 3. Key Information

SELECTED FINANCIAL DATA

The selected financial data of the Company for the fiscal years ended April 30, 2004, 2003 and 2002 were derived from the financial statements of the Company. The financial statements for those years were audited by Amisano Hanson, Chartered Accountants, as indicated in their report which is included elsewhere in this Annual Report.

The information in Table No. 1 was extracted from the more detailed financial statements and related notes included herein for FY 2004, 2003 and 2002 and should be read in conjunction with such financial statements and with the information appearing under the heading ITEM 5, “OPERATING AND FINANCIAL REVIEW”.

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

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

	Year Ended 4/30/04	Year Ended 4/30/03	Year Ended 4/30/02	Year Ended 4/30/01	Year Ended 4/30/00

Net Sales Revenue	$328	$164	$0	$0	$0
Net Income(Loss)Cdn. GAAP(1)	($2,086)	($1,884)	($1,097)	($138)	($122)
Earnings(Loss) Per Share Cdn GAAP	($0.06)	($0.16)	($0.23)	($0.04)	($0.05)

Net Income(Loss)US GAAP	($2,086)	($1,878)	($1,073)	($96)	($82)
Earnings (Loss) Per Share US GAAP(2)	($0.06)	($0.16)	($0.22)	($0.03)	($0.04)

Dividends Per Share Cdn GAAP	0	0	0	0	0
Dividends Per Share US GAAP	0	0	0	0	0
Wtd.Avg.No.Shares Cdn GAAP	37,604	11,875	4,807	1,245	886
Wtd.Avg.No.Shares US GAAP	37,604	11,875	4,807	1,069	710

Working Capital	($1,323)	$1,255	$275	$188	$283
Mineral Properties Cdn GAAP	$0	$0	$6	$29	$34
Mineral Properties US GAAP	$0	$0	$0	$0	$0
Oil and Gas Properties Cdn GAAP	$6,244	$1,199	$228	$0	$0
Oil and Gas Properties US GAAP	$6,244	$1,199	$228	$0	$0
Long Term Debt Cdn GAAP	$0	$0	$33	$0	$0

Shareholder’s Equity (Cdn GAAP)	$5,180	$2,489	$505	$219	$357
Shareholders’ Equity US GAAP	$5,180	$2,489	$499	$190	$286
Total Assets (Cdn GAAP)	$7,879	$2,611	$582	$226	$379
Total Assets (US GAAP)	$7,879	$2,611	$575	$196	$307

All per share amounts have been adjusted to reflect a 3 for 1 forward stock split effective August 15, 2004, a 2 for 1 forward stock split effective July 11, 2001, and a 1 for 7 reverse stock split effective August 15, 2002.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars.  References in this document to “$” and “C$” refer to Canadian dollars, unless otherwise specified; references to “US$” refer to United States dollars.

Table No. 2 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended July 31, 2004; the average rates for the periods; and the range of high and low rates for the periods. For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one US Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 2

U.S. Dollar/Canadian Dollar

                                                      Canadian Dollar/U.S. Dollar

	Average	High	Low

Fiscal Year Ended 4/30/04	$1.34	$1.41	$1.29
Fiscal Year Ended 4/30/03	$1.53	$1.60	$1.43
Fiscal Year Ended 4/30/02	$1.57	$1.60	$1.51
Fiscal Year Ended 4/30/01	$1.50	$1.58	$1.45
Fiscal Year Ended 4/30/00	$1.47	$1.51	$1.44

Three Months Ended 7/31/04	$1.35	$1.40	$1.31
Three Months Ended 4/30/04	$1.34	$1.37	$1.31
Three Months Ended 1/31/04	$1.31	$1.33	$1.27
Three Months Ended 10/31/03	$1.35	$1.41	$1.30

Three Months Ended 7/31/03	$1.38	$1.42	$1.33
Three Months Ended 4/30/03	$1.46	$1.53	$1.43
Three Months Ended 1/31/03	$1.56	$1.59	$1.52
Three Months Ended 10/31/02	$1.57	$1.60	$1.54

Three Months Ended 7/31/02	$1.54	$1.59	$1.51
Three Months Ended 4/30/02	$1.59	$1.61	$1.56
Three Months Ended 1/31/02	$1.58	$1.61	$1.56
Three Months Ended 10/31/01	$1.57	$1.59	$1.53

September 2004	$1.29	$1.31	$1.26
August 2004	$1.31	$1.33	$1.30
July 2004	$1.32	$1.34	$1.31
June 2004	$1.36	$1.38	$1.34
May 2004	$1.38	$1.40	$1.36
April 2004	$1.34	$1.37	$1.31

The exchange rate was 1.26 on September 30, 2004.

Risk Factors

Oil and Gas Exploration Has A High Degree of Risk and Exploration Efforts May Be Unsuccessful Which Would Have A Negative Effect on The Company’s Operations:

There is no certainty that the expenditures to be made by the Company in the exploration of its properties as described herein will result in discoveries of recoverable oil and gas in commercial quantities.  Most exploration projects do not result in the discovery of commercially recoverable reserves and no assurance can be given that any particular level of recovery of hydrocarbons will in fact be realized or that any identified reserves will ever qualify as a commercially recoverable (or viable) reserve which can be legally and economically exploited. There can be no assurance that r hydrocarbons recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production. If exploration is unsuccessful, management would be required to evaluate and acquire additional projects which would require additional capital.

Hydrocarbon Exploration has Substantial Operating and Drilling Hazards:

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

The Company Has a Lack of Cash Flow to Support its Business:

Few of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings and limited cash flow from operations.  The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  Historically, the only sources of funds available to the company are through the sale of its common shares and loans. Any future additional equity financing would cause dilution to current stockholders.

The Company has a History of Net Losses:

The Company has had net losses since October 7, 1996 (date of incorporation).

In Fiscal 2004, ended April 30th, the Company had a net loss of ($2,086,616); in Fiscal 2003, ended April 30th, the Company had a net loss of ($1,884,545); In Fiscal 2002, ended April 30th, the Company had a net loss of ($1,096,473). The cumulative net loss from date of incorporation to April 30, 2004 has been ($5,878,625).

The Company Has a Working Capital Deficit and Will Require Additional Financing to Complete its Business Plan:

As of April 30, 2004, the Company has a Working Capital Deficit of ($1,323,617). The Company intends to carry out exploration on certain of its properties during the current fiscal year as well as investigate the acquisition of additional exploration properties. The Company anticipates requiring additional funding to fulfill its plans as well as if its exploration programs are successful. There is no assurance that the Company will be able to obtain the required financing to meet its current obligations due as well as fund its anticipated work program.  Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in its oil and gas properties, dilute its interests in the properties and/or reduce or terminate its operations. Any additional funding may be available at a price that is substantially lower than that paid by other shareholders which could cause excessive dilution to current shareholders. If the Company is unable to obtain additional financing at a price and/or time acceptable to management, it would have a negative effect on the Company’s operations.

The Company Currently Has a Substantial Amount of Borrowed Short-Term “Demand Loans”:

Subsequent to the end of the most recent fiscal year, the Company received a $400,000 demand non-revolving loan and a $500,000 demand revolving loan. These loans are secured with general security agreements, which have created a first priority interest in the Company’s present and after acquired real property. The loans are repayable on demand. If the lender(s) were to demand repayment and the Company was unable to make repayment under the demand terms, the Company could be forced to relinquish its ownership in certain of its property interests. If this were to occur, it would have a significant negative effect on the Company’s operations and its financial position.

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

Commodity Prices May Not Support Corporate Profit:

The petroleum industry in general is intensely competitive and there is no assurance that, even if commercial quantities of oil or gas is discovered and developed, a profitable market will exist for the sale of same.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The price of natural resources are volatile over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved recovery techniques.

The Company’s Operations are Subject to Substantial Environmental Regulations:

The current and anticipated future operations of the Company require permits from various federal, territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the mining and petroleum industry.  The Company’s exploration activities in Alberta are subject to various laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. All permits which the Company may require for future exploration may not be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, could have an adverse effect on any project that the Company might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

Amendments to current laws, regulations and permits governing operations and activities of oil and gas companies, or more stringent implementation thereof, could have a material adverse impact on the Company.

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

ITEM 4. Information on the Company

San Telmo Energy Ltd. (hereinafter also referred to as the "Registrant" or the "Company") is a natural resource company focused upon the acquisition, exploration and production of oil and gas properties in the Province of Alberta, Canada. Currently, the Company is in the exploration stage and there is no assurance that any of its properties contain commercially reserves of hydrocarbons until appropriate exploration work is done and a final evaluation based upon such work concluded economic and legal feasibility.

The Company's head office is located at Suite 430, 580 Hornby Street, Vancouver, British Columbia V6C 3B6.  The contact person is Chris Dyakowski, Director. The telephone number is (604) 687-4456 and the facsimile number is (604) 687-0586.

The Company currently leases its office in Calgary on a month-to-month basis. Rent is $3,363 per month, plus taxes and utilities, and the space is 2,200 square feet.

The Company has 300,000,000 common shares authorized. These shares have no par value. As of April 30, 2004, the end of the Company’s most recent fiscal year, there were 41,348,502 common shares outstanding after adjusting a 3 for 1 forward split of its common stock.

The Company was incorporated under the British Columbia Company Act on October 7, 1996 as San Telmo Resources by filing its memorandum and articles with the British Columbia Registrar of Companies. The memorandum and articles was subsequently amended on August 15, 2002 to reflect the change of name of the Company to “San Telmo Energy”.

The Company became a reporting issuer in British Columbia on November 6, 1997, upon receipt of its prospectus by the Superintendent of Brokers for British Columbia and its common shares became listed on the Vancouver Stock Exchange (now the TSX Venture Exchange) on December 1, 1997. In the initial public offering in Canada, the Company issued 1,000,000 shares for gross proceeds of $400,000. .  On July 11, 2001, the Company split it’s issued and authorized capital on the basis of two new for each old share.  On August 15, 2002, the Company changed its name to San Telmo Energy Ltd. and consolidated its issued and authorized capital on the basis of seven old for each new share. The Company began trading on the NASD Over-The-Counter Bulletin Board in the United States on November 26, 2002. On August 15, 2003, the Company completed a 3 for 1 forward stock split of its common shares.

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

Capital Expenditures

The Company has financed its operations primarily through the sale of common shares. During Fiscal Year 2003 ended April 30, 2003, the Company wrote-off the remaining deferred exploration expenditures and several mineral properties and reduced the carrying value of these properties to a nominal amount. During Fiscal 2004, the Company’s interest in the Condor property in Argentina was sold to a non-arms length party for $10,000, although the Company retains a 2% Net Smelter Royalty.  The Company anticipates spending its capital on exploration and development of its oil and gas properties. Management also intends to investigate the possible acquisition and development of other oil and gas properties.

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

Beginning in January 2002, the Company began to acquire interests in oil and gas prospects in Alberta through Crown Land Sales, joint ventures and farm-in agreements. During the year ended April 30, 2004, the Company and/or its partners conducted exploration, including drilling, on several of these prospects.

During Fiscal 2004, the Company sold its sole remaining mineral exploration property, Condor in Argentina, to Argentex Mining Corporation, a public corporation traded on the Over-The-Counter Bulletin Board. Argentex is a non-arms length party as Christopher Dyakowski, Director, serves as an officer and director of Argentex. Consideration for the sale was $10,000 cash and a 2% Net Smelter Royalty (“NSR”) to the Company.

Additional acreage was acquired during Fiscal 2004. In November 2003, the Gold Creek prospect located approximately 10 miles southeast of the city of Grand Prairie, Alberta, was acquired through an Alberta Crown Land Sale. In March 2004, the Company acquired an additional section of land adjacent to the Company’s existing Gordondale property, which doubled the size of Gordondale to 1,280 acres in total. In April 2004, the Company acquired, through Crown Land Sale, one land section immediately north of the Company’s existing Boundary Lake property.

Company Subsidiaries

The Company has one subsidiary, San Telmo Energy Inc., an Alberta corporation whose directors are Brian Bass and William E. Schmidt.  It’s registered and records office is located at Suite 1400, 700 – 2nd Street S.W., Calgary, Alberta, Canada T2P 4V5. Its head office is located at 1120 144 8 Avenue S. W.., Calgary, Alberta, Canada T2P 3N4. San Telmo Energy was incorporated on November 27, 1998 under the name 808771 Alberta Ltd.  It changed its name to Cobra Quest Petroleum Inc. on April 7, 1999 and then changed its name to San Telmo Energy Inc. on August 30, 2001. The Company owns 100% of the issued and outstanding shares of San Telmo Energy.

Competition

Competition exists from other oil and gas companies with operations similar to those of the Company's. Many of the companies with which the Company competes have operations and financial strength many times that of the Company.  Nevertheless, the market for the Company's possible future production resources tends to be commodity oriented, rather than company oriented. Commodity prices fluctuate and there is no guarantee that market prices at any one time will be higher than production costs.

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

GORDONDALE

Gordondale is located in Northern Alberta and consists of 2 sections of 1,280 acres total. In December, 2002, the Company acquired a 73.6% working interest in 640 acres (471 net). In March 2004, the Company acquired a 100% working interest in an additional section adjacent to the original section.

During Fiscal 2004, the 14-22 well (73.6% WI) was drilled on Gordondale to a depth of 5,400 feet. The well has been cased and completed. Construction and installation of an oil storage facility and a 3.5 kilometer sour gas gathering system was completed in May 2004, and production commenced shortly afterward. The well is currently producing at approximately 318 boe/day (234 boe/d net).

Several follow-up well locations have been identified, and the Company intends to drill at least 2 wells in the recently acquired second section at Gordondale. The Company will have a 100% working interest in the wells drilled in that section.

MCLEOD

In July 2003 the Company acquired a 70% working interest in the 960 acre (768 acres net) McLeod property through a farm-in agreement. During August 2003, the 6-18 well was drilled and completed as a gas well. In April 2004, construction and installation of a 5.1 kilometer gas gathering system and condensate storage facility were completed, and production from well 6-18 commenced. Currently, the well is producing at a restricted rate of 112 boe/d (78 boe/d net) due to gas volume limitations at the compressor which is owned by a third-party gathering system operator. The Company has successfully completed negotiations with the gathering system operator under which a new compressor will be installed which will allow the 6-18 well to ramp up production to between 2.5 mmcfd (416 boe/d) and 3.5 mmcfd (583 boe/d) when construction and installation is complete.

TEEPEE CREEK

In December 2002, the Company acquired a 50% working interest in the 1280 acre Teepee Creek property. In December 2003, the remaining 50% working interest was acquired, giving the Company a 100% interest in the prospect, subject to a 7.5% non-convertible Gross Override Royalty payable to Crescent Point Energy.

The first well drilled on the prospect, well 4-10, was completed as a gas well. An 86-hour production test was completed in January 2004 and the well flowed a maximum rate of 2.0 mmcfd (333 boe/d) and at a stabilized flow rate of 1.3 mmcfd (217 boe/d) on a 3/8 choke. A second well, 6-3, was drilled in July 2004 to offset the original 4-10 well has been completed as an oil well after encountering both oil and gas from multiple pay zones. Due to limited storage capacity, completion and testing operations were restricted to production of approximately 500 bbls of oil and 137,000 cubic feet of gas. Stabilized production is anticipated to range between 100-150bbls of oil per day.

Construction and installation of on-site production facilities and pipelines for the 4-10 and 6-3 wells is currently underway. Once construction and installation are complete, production from the wells will commence.

NISKU (BRAZEAU)

The Company acquired a 100% working interest in 640 acres located in the West Pembina area in July, 2002. Through seismic data, the Company targeted the Nisku Pinnacle Reef as a possible hydrocarbon target.

In June 2003, the Company drilled an exploration well on the prospect to a final depth of 2,945 meters. The well did not encounter the targeted reef buildup and was determined to be dry. The well was abandoned.

MAHASKA

The Company acquired a 30% working interest in a test well in November 2002 by agreeing to pay 50% of the total costs incurred in licensing, lease preparation, drilling, logging, testing and either casing or abandonment of the well. Along with partners Integra Resources and Vaquero Energy, in December 2002 the Company drilled a well to a depth of 1900 meters which encountered 2.5 meters of net gas pay. The well was tied in to an existing pipeline and production commenced on February 15, 2003. Current production is 42 boe/d (12.6 boe/d net).

WHITECOURT (BLUERIDGE)

In April 2002 the Company agreed to a 40% farm-in agreement with Capio Petroleum Corporation on the 1280 acre (512 net acres) Blueridge prospect in West Central Alberta. To earn its 40% interest, the Company agreed to participate as to 50% of all of Capio’s obligations.

In March 2003, a 1,900 meter (6,200 foot) test well was drilled to offset a previously drilled natural gas well.  9.0 meters of potential gas pay were encountered over water. During a 72-hour test period, the well flowed at test rates up to 2.8 mmcfd of gas with significant water inflow.. The Company has been in discussions with the operator of the well to initiate an engineering and economic evaluation of the project which is currently a standing cased well.

BOUNDARY LAKE

The Company acquired a 100% working interest in 320 acres of exploration land in January, 2003. In April 2004, the Company acquired, via provincial government land sale, an additional section of land immediately north of the original section. The property is being held for future exploration.

GOLD CREEK

In November 2003, the a 100% interest in the Gold Creek was acquired through an Alberta Crown Land Sale. It lies approximately 10 miles southeast of the city of Grand Prairie, Alberta. The potential target is oil water contact on logs from a lower Charlie Lake carbonate unit. The property area is being held for future exploration.

MITSUE

The Company acquired a 100% working interest in 640 acres of exploration land in January, 2003. The target is a 3,900 feet Lower Gething channel sand gas target. The property is being held for future exploration.

MORINVILLE

The Company acquired a 50% working interest in 640 acres (320 acres net) of exploration land in February, 2002.  The target is a 3,900 feet Ellerslie Sand target. The concept is to drill into the existing Ellerslie gas pool which was abandoned in 1961 and which studies suggest was abandoned prematurely. The property is being held for future exploration.

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

WESTLOCK

The Company acquired a 100% working interest in 640 acres of exploration land in January, 2003. The target is a 2,625 feet Viking sand target which offsets the Westlock Viking Pool which was abandoned in 1992 which studies suggest was abandoned prematurely. The property is being held for future exploration.

Production and Reserves

At the close of the fiscal year ended April 30, 2004, the Company was producing natural gas from a well at Mahaska (30% working interest). Subsequent to the year end, the Company completed construction and installation of the facilities required to bring a well at McLeod (70% working interest) and Gordondale (73.6% working interest) into production. Construction of a pipeline system required to bring 2 completed wells at Teepee Creek is expected during the second half of Fiscal 2005.

The following is the Company’s total net oil and gas production for Fiscal 2004 and 2003.

Year Ended April 30, 2003	Natural Gas Oil and Natural Gas Liquids	56,070 mcf None

Year Ended April 30, 2004	Natural Gas Oil and Natural Gas Liquids	51,573 mcf 590 bbl

The following table includes the average prices the Company received for its oil and gas production for each fiscal year:

	2004	2003

Oil	$34.09/bbl	-
Natural Gas	$ 7.12/mcf	$4.42/mcf
Natural Gas Liquids	$26.20/bbl	-

The following is the Company oil and gas reserve estimates for the last 3 fiscal years. The estimate for Fiscal Year 2004 ended April 30, 2003 is from an independent resource calculation prepared by Sproule Associates Limited. of Calgary, Alberta and dated September 28, 2004. The estimate for Fiscal Year 2003 ended April 30, 2002 is from an independent resource calculation prepared by McDaniel & Associates Consultants Ltd. of Calgary, Alberta and dated May 1, 2003. The Company had no reserves as of the close of Fiscal Year 2002 ended April 30, 2002 or 2001. During Fiscal Year 2002, the Company did have working interests varying from 10-50% in 19 producing oil wells in the Bellshill area of Alberta. However, the Company sold its interests in these wells to the operator Tiverton Petroleums Ltd. prior to the end of the fiscal year on March 27, 2002 in consideration for $625,000.

	San Telmo’s Share of Remaining Reserves as of April 30, 2004 (mboe)
	Gross (1)	Net (2)
Proved Developed Producing Reserves
Light and Medium Oil (mbbl)	73.3	65.2
Natural Gas (mboe)	117.8	64.5
Natural Gas Solution (mboe)	27.7	22.8
Natural Gas Liquids (mbbl)	30.5	18.2
Total Proved Reserves (mboe)	249.3	170.7

Proved Undeveloped Reserves
Light and Medium Oil (mbbl)	0.0	0.0
Natural Gas (mboe)	75.3	50.2
Natural Gas Solution (mboe)	0.0	0.0
Natural Gas Liquids (mbbl)	9.8	6.1
Total Developed Reserves (mboe)	85.1	56.3

Total Proved Reserves
Light and Medium Oil (mbbl)	73.3	65.2
Natural Gas (mboe) (3)	193.1	114.7
Natural Gas Solution (mboe) (3)	27.7	22.8
Natural Gas Liquids (mbbl)	40.3	24.3
Total (mboe) (3)	334.4	227.0

	San Telmo’s Share of Remaining Reserves as of April 30, 2003 (mboe)
	Gross (1)	Net (2)
Total Proved Reserves
Natural Gas (mboe)(3)	32.4	26.2
Natural Gas Liquids (mbbl)	3.1	2.2
Total Proved Reserves (mboe) (3)	35.5	28.4

Proved Developed Reserves
Natural Gas (mboe) (3)	32.4	26.2
Natural Gas Liquids (mbbl)	3.1	2.2
Total Developed Reserves (mboe) (3)	35.5	28.4

(1)

Gross Figures are before expected royalty deductions

(2)

Net Figures are after expected royalty deductions

       (3) Natural gas and natural gas solution are reported in thousands of barrels of oil equivalent ( mboe) at 1bbl = 6 mcf

During the remainder of Fiscal 2005, the Company expects to tie-in the 1 oil and 1 gas well on the Teepee Creek project during the second half of the year.

Description of Mining Properties

The Condor Property - Argentina

In Fiscal 2004, the Company sold its 100% interest in the Condor Property to Argentex Mining Corporation for $10,000 cash and a 2% NSR. Argentex is a non-arms length party as Christopher Dyakowski, Officer and Director of San Telmo, serves as an officer and director of Argentex. The Company recorded a gain of $9,999 on the sale of the property as it had previously written-down the value of the property to a nominal value of $1.

Plan of Operations

The Company’s primary source of funds since incorporation has been through the issuance of common stock, the exercise of common stock purchase warrants and options, and through short-term loans.  The Company has had only limited revenues from oil and natural gas sales to April 30, 2004.

The Company had a working capital deficit of ($1,323,617) as of April 30, 2004. The balance of the Company’s cash needs through Fiscal 2004 is expected to come from the issuance of equity capital and operating cash flow from oil and gas production.

ITEM 5. Operating and Financial Review and Prospects

The following discussion of the financial condition, cash flows and results of operations of the Company for the for the years ended April 30, 2004, 2003 and 2002 should be read in conjunction with the financial statements of the Company and related notes included therein.

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

Financial Condition

The Company has financed its activities through limited amounts of cash from operations and the balance from equity financing. The Company has also recently received several short-term loans with various repayment schedules to meet current obligations and acquire production equipment. The loans include:

In December 2003, the Company obtained a loan of $600,000 from a shareholder, Allstar Gold Ventures Ltd. The loan was at an interest rate of 12% annually and was due on June 30, 2004. The Company issued 37,500 common shares to the lender as a loan bonus. The loan remained unpaid at the due date. Subsequent to the year-end, the Company renegotiated the repayment terms of the loan. Commencing in September 2004, the Company will repay $100,000 monthly plus annual interest of 12%. As of April 30, 2004, the loan balance outstanding was $629,195, which included $29,195 in accrued interest.

In June 2004, the Company obtained $400,000 pursuant to a demand promissory note with a financial institution. The note bears interest at a rate prime plus 1.5% annually and a set-up and administration fee of $4,000. The note is payable on demand and unless and until otherwise demanded, in equal monthly installments of principal and interest of $8,334. The loan is secured with a general security agreement including a first priority security interest in San Telmo Energy’s present and after acquired real property.

Also in June 2004, the Company obtained a $500,000 demand revolving loan from a financial institution. The loan bears interest at prime plus 1.5%, payable monthly on the amounts outstanding. The loan may be repaid or prepaid at any time from operating cash flow or from the proceeds of the sale of assets without penalty. If repayment is made from any other source a fee of 0.5% of the amount being paid shall be paid to the bank. The loan is secured with a general security agreement including a first priority security interest in San Telmo Energy’s present and after acquired real property.

For Fiscal 2005, Management anticipates continuing its development and exploration activities, including drilling several follow-up wells at Gordondale and Teepee Creek and installing upgraded production and gathering equipment at the McLeod and Teepee Creek properties.

The following is the current exploration budget for Fiscal 2005:

Activity	Property	Budgeted Amount

Exploration Drilling	Gordondale Teepee Creek Boundary Lake Gold Creek	$700,000 $600,000 $750,000 $800,000

Developmental Drilling	Gordondale	$950,000

Land Acquisition and Seismic Data		$500,000
	TOTAL	$4,300,000

Management is also investigating the acquisition of further oil and gas properties in Alberta and in other areas of North America. The amount and timing of additional exploration expenditures throughout the fiscal year are dependent upon the success of the evaluation of the Company’s existing property positions for drill targets as well as the possible acquisition of further properties.

The Company’s working capital position as of April 30, 2004 was ($1,323,617). Subsequent to the year end, the Company raised additional $1,134,000 through the private placement of 1,620,000 common shares units at a price of $0.70 per unit and $900,000 through short-term debt financing.

In order to meet it current and anticipated financial obligations, the Company will require additional sources of funds during Fiscal 2005. Management expects these funds will come from equity sales of common stock, cash flow from oil and gas sales and/or additional debt financing. The timing equity sales of common stock are dependent on the requirements of the Company and the economic climate.

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

The Company is presently exploring its properties for sufficient reserves to justify production.  Two of the Company’s properties are in production and consequently, the properties are producing only limited revenue. An additional property was placed on production in May 2004.  Therefore, the Company expects little variation in its operating results unless its exploration programs are successful in discovering sufficient reserves and it is able to bring them to production.

Management periodically, reviews the exploration results both internally and externally through oil and gas related professionals. Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future oil and gas prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs.  There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

Fiscal Year Ended April 30, 2004

During the year, the Company drilled 4 exploration wells and completed wells at Gordondale, McLeod and Teepee Creek. Construction of the required production, storage and pipeline facilities to bring the new wells on-line was begun for completion during fiscal 2005 with the Mcleod well commencing production in April of 2004. An additional 2,560 net acres of land was acquired through Alberta Crown land sales for future exploration, and the Company’s working interest at Teepee Creek was increased to 100% from 50%.

Revenue from petroleum and natural gas sales, net of royalties, was $328,196. After deducting depletion of ($257,305), licenses, fees, taxes and lease rental of ($20,703) and operating expenses of ($33,293), gross operating income was $16,895. Expenses for the year totaled ($2,113,510), compared to ($2,016,406) recorded in the prior year. Large changes in expenses occurred in Consulting Fees, which fell to ($116,684) from ($395,171) and Property Investigations, which declined to ($1,594) from ($57,243) due to fewer new properties investigated for possible acquisition; Interest and Bank Charges, which rose to ($33,177) from ($1,405) as the Company accrued interest on a loan from a shareholder; Lenders Fees of ($60,000) compared to zero due to a loan granted to the Company; Investor Relations, which rose to ($339,757) from ($172,526) and Promotion, which fell to ($334,592) from ($808,651) as the Company increased its efforts to reach the investment community through the engagement of an investor relations firm while promotional fees were paid to an investors newsletter firm; Stock-based Compensation, which rose to ($697,500) from ($119,000) as the Company increased the number of options granted to non-employees. The Company also wrote off the remaining ($1) of its mineral properties and deferred exploration costs in the current year compared to ($7,366) when management determined it would not conduct further exploration on its mineral properties and wrote them down to nominal value.

Total loss for the year was ($2,086,616), or ($0.06) per share. The lower loss per share in the current year was due to a higher number of weighted common shares outstanding in the current year.

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

Total loss for the year was ($1,884,545), or ($0.16) per share after adjusting for the forward stock split completed in Fiscal 2004. The lower loss per share for the current year compared to the prior year was due to a higher weighted average number of common shares outstanding during 2003.

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

Other large components of the loss included loss on the sale of oil and gas properties related to the Bellshill sale of ($43,405) and the write-off of goodwill related to the purchase of San Telmo Energy of ($510,354)

The net loss for the year was ($1,096,473), or ($0.23) per share.

Liquidity And Capital Resources

The Company's primary source of funds since incorporation has been through the issue of its common shares and the exercise of common stock options and common share purchase warrants, as well as short-term loans.  The Company has received limited revenue from operations to date and does not anticipate sufficient petroleum revenues to satisfy its capital needs for the foreseeable future. The balance of the Company’s cash needs through Fiscal 2005 are expected to come from the proceeds of private placements, the exercise of stock options and share purchase warrants and future equity financings.

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

Fiscal 2004 ended April 30, 2004

The Company finished the year with a working capital deficit of ($1,323,617). Total assets totaled $7,879,519 compared to $2,611,852 in the prior year. Cash fell to $66,733 from $1,163,086 as the Company spent cash on drilling of 4 wells and acquisition of new properties. Oil and Gas properties totaled $6,244,099 compared to $1,199,651, with the increase due to newly acquired properties and monies spent on exploration and development of existing projects. Liabilities rose to ($2,699,406) from ($122,721). Accounts Payable and Accrued Liabilities was ($2,063,589) compared to ($88,574) as the Company acquired equipment; Loan Payable rose to ($629,195) from zero as the Company borrowed ($600,000) from a shareholder and accrued ($29,195) in interest. All of the Company’s liabilities are classified as current.

Net Loss for the year was ($2,086,616). Operating Activities provided cash of $738,075 due to the rise in Accounts Payable of $1,975,015, non-cash compensation of $697,500 and depletion of $257,305. Financing Activities provided cash of $3,458,668, with $2,857,598 in cash provided by the issuance of common shares, $629,195 provided by Loans Payable and ($28,125) used by the repayment of convertible debentures. Investing Activities used cash of ($5,293,096), with the majority of the monies spent on Oil and Gas Property Costs, with Proceeds from the Sale of the Company’s Condor Property in Argentina providing cash of $10,000.

The Company’s cash position decreased by ($1,096,353) during the year to $66,733 as of April 30, 2004.

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

ITEM 6. Directors, Senior Management and Employees

Table No. 3 lists as of September 30, 2004, the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

Table No. 3

Management and Directors

Name	Position	Date First Appointed
Brian Bass	President and Director (1)	July, 2001
Stanley Herdman	Chief Financial Officer	May, 2004
Christopher Dyakowski	Secretary and Director	November, 1996
William Schmidt	Director (1) (2)	October, 1996
George Stubos	Director (1) (2)	September, 2000

(1)

Member of the Audit Committee of the Board of Directors.

(2)

Member of the Nominating and Governance Committee of the Board of Directors

Brian Bass of Calgary, Alberta is a certified management accountant with over 20 years experience in the oil and gas sector. Mr. Bass has served as a landman as well as in management for several oil and gas companies. He was appointed President of the Company in October 2002. He spends 100% of his time on Company business.

Stanley (Stan) Herdman was appointed Chief Financial Officer of San Telmo in May 2004. He graduated from the University of Calgary in 1967 with a B.Sc. in Psychology and received his Chartered Accountant designation in 1973 with KPMG. He also worked with PanCanadian Petroleum Limited (now EnCana) where he was manager of the financial and general accounting department. From December 1997 to December 1998, he was Manager of Accounting for TransCanada Pipelines Limited, and from January 1999 to September 2003 he was a senior accountant and auditor with R.W. St Louis, Chartered Accountant. He spends 100% of his time on Company business.

Christopher I. Dyakowski of Vancouver, British Columbia has been a Director of San Telmo since its founding and served as the Company’s President until October 2002. He was appointed Corporate Secretary in January 2003.  Mr. Dyakowski is a professional Geoscientist and is President of Max Investments, a private investment company; a Director of Storm Cat Energy, a mineral exploration company traded on the TSX Venture Exchange; and President and Director of Argentex Mining Corporation, a mineral exploration company traded on the NASD Over-The-Counter Bulletin Board. He spends 50% of his time on Company business.

William E. Schmidt of Vancouver B.C. has served as a Company director since the founding in October 1996. Mr. Schmidt is a barrister and solicitor in British Columbia. He serves as an officer and Director of several other public companies, including as Secretary of Clifton Star Resources, a mineral exploration company traded on the TSX Venture Exchange; Secretary of Equus Energy, a junior oil and gas company traded on the TSX Venture Exchange; and a Director of Exchequer Resources, a mineral exploration company traded on the TSX Venture Exchange; He spends 10% of his time on Company business.

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

Table No. 4 lists, as of September 14, 2004, Directors and Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Officers as a group.

Table No. 4

Shareholdings of Directors and Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Brian Bass (1)	4,385,713	9.58%
Common	Stanley Herdman (2)	400,000	0.92%
Common	Christopher Dyakowski (3)	350,000	0.81%
Common	William Schmidt (4)	100,000	0.23%
Common	George Stubos (5)	1,068,345	2.46%

	Total Directors/Officers	6,304,058	13.38%

# Based on 42,968,502 shares of common stock outstanding as of 9/30/04, including “Performance Escrow Shares”, the resale of which is regulated by the Canadian Venture Exchange; and currently exercisable stock options and share purchase warrants owned by each beneficial holder.

(1)

1,000,000 of these shares represent stock options, of which 250,000 are currently exercisable; 300,000 of these shares represent currently exercisable stock options registered in the name of 999246 Alberta Ltd which is wholly owned by Brian Bass; 1,500,000 of these shares represent currently exercisable stock purchase warrants.

(2)

400,000 of these shares represent stock options of which 100,000 are currently exercisable.

(3)

350,000 of these shares represent currently exercisable stock options.

(4)

50,000 of these shares represent currently exercisable stock options and 20,000 represent currently exercisable stock purchase warrants.

(5)

500,000 of these shares represent currently exercisable stock options registered in the name of Prominex Financial Services which is beneficially owned by George Stubos; 20,000 of these shares represent currently exercisable stock purchase warrants.

Table No. 5 lists, as of September 14, 2004, the Compensation received by Directors and Executive Officers for the last 3 fiscal years. All share information has been adjusted for the 3 for 1 forward split effective August 15, 2003.

Table No. 5

Executive and Director Compensation

Officer or Director	Fiscal Year	Salary	Options Granted	Other Payments

Brian Bass, President and Director (1)	2004 2003	$129,960 $129,910	Nil 300,000	$39,600 $27,700

Christopher Dyakowski, Secretary and Director (2)	2004 2003 2002	$36,000 $30,500 $30,000	350,000 957,000 Nil	Nil Nil Nil

William Schmidt, Director (3)	2004 2003 2002	Nil Nil Nil	50,000 75,000 Nil	$36,949 $45,303 $25,358
George Stubos, Director (4)	2004 2003 2002	Nil Nil Nil	500,000 207,000 Nil	$13,644 $78,750 $29,472

Peter McKenzie-Brown, Former Director (5)	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil $2,500

Romaine Gilliland, Former Director (6)	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil $20,296

Peter Colnett, Former Director (7)	2004 2003 2002	Nil Nil $30,200	Nil Nil Nil	Nil Nil $90,321

(1)

999246 Alberta, a private company owned by Brian Bass, received $39,600 (Fiscal 2003 – $27,700) related to the rental of the Company’s Calgary Offices. Mr. Bass’ salary was also paid to 999246 for management services.

(2)

Christopher Dyakowski’s salary was paid to Max Investments Inc., a private management company owned by Mr. Dyakowski.

(3)

Hemsworth, Schmidt, Barristers and Solicitors, received $36,949 (2003 - $45,303; 2002 - $25,358) for legal fees. William Schmidt is a partner of Hemsworth Schmidt.

(4)

Stubos Holdings, a private company owned by George Stubos, received $13,644 (2003 – Nil; 2002 – Nil) for rent.

(5)

PMB Communications, a private consulting firm controlled by Peter McKenzie Brown, was paid Nil (2003 – Nil; 2002 - $2,500) for consulting services.

(6)

Romaine Gilliland received Nil ($2003 – Nil; 2002 - $30,251) for consulting services. Mr. Gilliland was also paid Nil ($2003 – Nil; 2002 - $20,296) for accounting services.

(7)

522104 Alberta, a private company owned by Peter Colnett, received Nil (2003 – Nil; 2002 - $90,000) for the termination of a management services agreement. 522104 Alberta also received Nil (2003 – Nil; 2002 - $362) in interest related to loans provided to San Telmo Energy.

Board of Director Committees

The Company currently has two Board of Director Committees: The Audit and Finance Committee, and the Nominating and Corporate Governance Committee.

The Audit Committee functions under a written charter which outlines its duties and how they are to be performed. It duties are to assist the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing, reporting practices, systems of internal accounting and financial controls, the annual independent audit of San Telmo’s financial statements, and the legal compliance of San Telmo as established by management. The Audit Committee is expected to meet at least once each quarter. The current members of the Audit Committee are Brian Bass, William Schmidt, and George Stubos.

The Nominating and Corporate Governance Committee also functions under a written charter. Its purpose is to identify individuals qualified to become Board members; recommend director nominees for each annual meeting of San Telmo shareholders and fill any vacancies which may occur between meetings of shareholders; develop and oversee the annual Board and Board Committee evaluation process; and to develop and recommend to the Board a set of corporate governance standards regarding the conduct and affairs of the Company. The Current members of the Nominating and Corporate Governance Committee are William Schmidt and George Stubos.

Employees/Anticipated Changes to Employees

As of April 30, 2004, the Company had no employees and two executive officers who are Directors. The Company hired a full-time Chief Financial Officer as of May 27, 2004. The Company anticipates no changes to its staffing levels and will continue to engage consultants for operational needs as necessary.

ITEM 7. Major Shareholders and Related Party Transactions

The Registrant is a publicly-owned Canadian corporation, the shares of which are owned by Canadian residents and residents of other countries.  The Registrant is not controlled directly or indirectly by another corporation or any foreign government, except as described below.

As of September 14, 2004 the Company had 42,968,502 shares of common stock outstanding. As of September 14, 2004, the Company believes there is one person or entity holding 5% or more beneficial interest in the Registrant's outstanding stock, based upon the number of common shares and currently exercisable options and warrants held.

Person/Company Brian Bass (1)	Number Held 4,385,713	% Outstanding 9.58%

(1)  1,000,000 of these shares represent stock options of which 250,000 are currently exercisable; 300,000 of these shares represent currently exercisable stock options registered in the name of 999246 Alberta Ltd which is wholly owned by Brian Bass; 1,500,000 of these shares represent currently exercisable stock purchase warrants.

Related Party Transactions

For the Fiscal Years Ended April 30, 2004, 2003 and 2002, the following Related Party Transactions occurred:

The Company sold its interest in the Condor mineral exploration property in Argentina to Argentex Mining for $10,000 cash. Christopher Dyakowski, an Officer and Director, serves as an officer and director of Argentex.

Legal Fees and disbursements of $36,949 (2003 - 45,308; 2002 - $25,358) were paid to Hemsworth Schmidt, a legal firm for which William Schmidt, Director, is a partner.

Consulting Fees of Nil (2003 - $78,750; 2002 - $29,472) and Rent of $13,644 (2003 – Nil; 2002 – Nil) were paid to Prominex Financial Services Ltd., a private business consulting corporation controlled by George Stubos, Director.

The Company paid rent of $39,600 (2003 - $29,700; 2002 – Nil) to 999246 Alberta Ltd., a private company owned by Brian Bass, President and Director.

The Company paid Nil (2003 - $12,500; 2002 – Nil) to Lalach Management Inc., a private company controlled by Harvey Lalach, former officer, for management services.

The Company paid Nil (2003 – Nil; 2002 - $30,200) in Management Fees to 522104 Alberta Ltd., a private company controlled by Peter Colnett, former employee, for management services at San Telmo Energy. An additional $90,000 was paid to 522104 upon the termination of the management agreement during the year ended April 20, 2002. The Company paid Nil (2003 – Nil; 2002 - $362) in interest related to loans provided to San Telmo Energy by 522104 Alberta Ltd.

The Company paid Nil (2003 – Nil; 2002 - $2,500) in Consulting Fees to PMB Communications, a private consulting firm controlled by Peter McKenzie Brown, a former director.

The Company paid Nil (2003 – Nil; 2002 - $30,251) in consulting services to Romaine Gilliland, former director, relating to the acquisition of a subsidiary. The Company also paid Nil (2003 – Nil; 2002 - $20,296) to Mr. Gilliland for accounting services.

The Company paid Nil (2003 - $28,833; 2002 - $70,833) to DRB Management, a private company owned by Dale Brand, a former senior officer of a subsidiary, for management services of San Telmo Energy. The Company paid Nil (2003 – Nil; 2002 - $6,741) in interest to DRB management related to loans provided to San Telmo Energy.

ITEM 8. Selected Financial Data

See Item 17, Financial Statements.

Shareholder Information

The Registrant's common stock is issued in registered form and the following information is from the Registrant's registrar and transfer agent, Pacific Corporate Trust Company, located at 625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8.

As of September 14, 2004, the Company had 42,968,502 common shares issued and outstanding. 3,072,443 common shares were held by US residents, or 7.15% of the issued and outstanding shares.

As of September 14, 2004, the Company was aware of 24 holders of its Share Purchase Warrants, none of which were located in the United States.  These warrants were issued in conjunction with private placement unit offerings and are non-transferable.

The Registrant has not declared any dividends since inception and does not anticipate that it will do so in the foreseeable future. The present policy of the Registrant is to retain future earnings for use in its operations and the expansion of its business.

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

During Fiscal 2005, the Company was named as one of two defendants in a suit by Pacific International Securities. The suit claimed the Company was negligent in declaring the record date of the 3 for 1 stock split in August 2003. In October 2004, the Company announced that it had settled the suit to avoid further litigation. The settlement does not have a material effect on the Company or its financial position.

ITEM 9. The Offer and Listing

Trading Markets

The Company's common shares trade on the TSX Venture Exchange ("CDNX") in Vancouver, British Columbia, Canada, having the trading symbol "STU" and CUSIP # 799549100. The Company began trading on the NASD Over-The-Counter Bulletin Board in the United States on November 26, 2002 under the symbol “STUOF”. The Company is also listed for trading in Germany on the Frankfurt and Berlin Stock Exchanges under the identifying symbol “675088”.

Table No. 6 lists the high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for the latest 6 months, the last ten fiscal quarters and the last 5 fiscal years.

Table No. 6*

TSX Venture Exchange Stock Trading Activity

(Canadian Dollars)

Period Ended	High	Low	Close

July 2004	$0.80	$0.67	$0.67
June 2004	$1.20	$0.78	$0.80
May 2004	$1.24	$0.83	$1.05
April 2004	$1.40	$0.94	$1.08
March 2004	$1.50	$1.12	$1.35
February 2004	$1.55	$1.40	$1.40

April 30, 2004	$1.55	$0.94	$1.08
January 31, 2003	$2.38	$1.25	$1.60
October 31, 2002	$2.63	$0.85	$2.00
July 31, 2003	$1.00	$0.57	$0.63

April 30, 2003	$2.61	$2.27	$2.60
January 31, 2003	$2.15	$0.72	$2.15
October 31, 2002	$1.05	$0.12	$0.95
July 31, 2002	$1.26	$0.35	$0.35

April 30, 2002	$0.75	$0.35	$0.35
January 31, 2002	$0.86	$0.40	$0.40
October 31, 2001	$1.24	$0.49	$0.70
July 31, 2001	$1.15	$0.83	$0.61

Fiscal Year 2004	$2.61	$0.12	$2.60
Fiscal Year 2003	$0.60	$0.04	$0.60
Fiscal Year 2002	$1.15	$0.35	$0.35
Fiscal Year 2001	$0.80	$0.35	$0.52
Fiscal Year 2000	$0.87	$0.35	$0.70

Table Number 7 lists the high, low and closing prices of the Company’s common share trading on the NASD Over-The-Counter Bulletin Board for the last 6 months and for each fiscal period since the shares began trading on November 26, 2002.

Table No. 6a*

NASD Bulletin Board Stock Trading Activity

(United States Dollars)

Period Ended	High	Low	Close

July 2004	$0.64	$0.50	$0.51
June 2004	$0.91	$0.59	$0.61
May 2004	$0.90	$0.60	$0.82
April 2004	$1.03	$0.67	$0.81
March 2004	$1.08	$0.81	$1.01
February 2004	$1.22	$1.03	$1.05

April 30, 2004	$1.22	$0.67	$0.81
January 31, 2004	$1.83	$0.95	$1.14
October 31, 2003	$1.93	$0.57	$1.57
July 31, 2004	$0.73	$0.40	$0.46

April 30, 2003	$1.81	$1.35	$1.80
January 31, 2003	$1.40	$0.82	$1.38

Fiscal Year 2004	$1.93	$0.40	$0.81
Fiscal Year 2003	$1.81	$0.82	$1.80

Table No. 6b*

Berlin Stock Exchange Stock Trading Activity

(Euros)

Period Ended	High	Low	Close

July 2004	0.50	0.38	0.40
June 2004	0.72	0.47	0.50
May 2004	0.75	0.50	0.62
April 2004	0.86	0.59	0.65
March 2004	0.92	0.65	0.83
February 2004	0.96	0.82	0.84

April 30, 2004	0.96	0.59	0.65
January 31, 2004	1.54	0.70	0.92
October 31, 2003	1.67	0.54	1.26
July 31, 2004	0.63	0.38	0.42

April 30, 2003	0.54	0.42	0.53
January 31, 2003	0.43	0.38	0.43

Fiscal Year 2004	0.54	0.38	0.53

Table No. 6c*

Frankfurt Stock Exchange Stock Trading Activity

(Euros)

Period Ended	High	Low	Close

July 2004	0.53	0.39	0.42
June 2004	0.75	0.51	0.52
May 2004	0.72	0.49	0.68
April 2004	0.88	0.58	0.70
March 2004	0.91	0.67	0.84
February 2004	0.95	0.82	0.82

April 30, 2004	0.95	0.58	0.70
January 31, 2004	1.54	0.75	0.93
October 31, 2003	1.67	0.50	1.33
July 31, 2004	0.63	0.39	0.41

April 30, 2003	0.54	0.42	0.54

Fiscal Year 2004	0.54	0.42	0.54

*Prices in all stock trading tables have been adjusted to reflect a 3 for 1 forward stock split effective August 15, 2004; a 2 for 1 forward stock split effective July 11, 2001; and a 1 for 7 reverse stock split effective August 15, 2002.

ITEM 10. Additional Information

As of April 30, 2004, the Company was authorized to issue 300,000,000 common shares without par value and had 41,348,502 shares issued and outstanding. Subsequent to the year end, the Company issued 1,635,000 common share units at a price of $0.70 per unit. As of September 14, 2004, the Company had 42,968,502 common shares outstanding.

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

As of April 30, 2004, the end of the most recent Fiscal Year, there were 528,105 (after adjusting for the 3 for 1 forward stock split) common shares of the Company remaining in escrow.

Flow-Through Shares

Proceeds from the sale of Flow-Through common shares that are used to fund exploration work in Canada may qualify for tax credits under Section 66 of the Income Tax Act of Canada. Qualifying expenditures made by eligible individuals and corporations conducting exploration in Canada may receive tax credits.

Common shares of exploration companies which are issued under the program are known as “Flow-Through” shares as the Company making the qualified expenditures flow-through such tax credits received to the purchasers of these specific common shares. During Fiscal 2004, the Company issued 345,000 Flow-Through common shares for proceeds of $586,500. Under the sale, it is the Company’s intention to distribute any credits received under the program to the purchasers of the Flow-Through shares.

Stock Options

As of July 4, 2004, Table No. 8 details the number of common stock options outstanding.

Table No. 8

Stock Options Outstanding

Name	Title	Number of Shares of Common Stock*	Exercise Price	Expiration Date

Brian Bass (1)	President and Director	300,000 1,000,000	$0.25 $0.82	11/08/07 5/17/09

Stanley Herdman	Chief Financial Officer	400,000	$0.82	5/17/09

Christopher Dyakowski	Secretary and Director	300,000 50,000	$0.25 $0.82	11/08/07 5/17/09

William Schmidt	Director	50,000	$0.82	10/31/08

George Stubos	Director (2)	500,000	$0.82	10/31/08

Consultants (4 persons)		300,000 500,000 100,000 500,000	$0.25 $0.82 $1.95 $0.82	8/11/07 10/31/08 10/31/08 05/17/09

Total Officers/Directors/Employees/Consultants		4,000,000

* All share numbers reflect a 3 for 1 forward split effective August 15, 2003

(1)

The 300,000 options exercisable at $0.25 until 8/11/07 are registered in the name of 999246 Alberta Ltd. which is owned by Brian Bass.

(2)

These options are registered in the name of Prominex Financial Services which is owned by George Stubos.

Stock Purchase Warrants

As of July 31, 2004, the Company had 2,250,000 warrants (after adjusting for the 3 for 1 forward stock split) outstanding at the following exercise price and expiry dates:

Number of Warrants/Shares	Exercise Price	Expiry Date

1,500,000	$0.06	October 31, 2004
428,571	US $1.00	September 5, 2004
390,736	$2.00	December 31, 2005
1,620,000	$0.82	June 11, 2006

3,939,307 Total

Changes in Share Capital

In the past 3 Fiscal Years, the Company has issued common stock for the following:

During the Year ended April 30, 2004, the Company completed three private placements:

On October 21, 2003, the Company completed a non-brokered private placement of 857,142 shares at $0.95 per share.

On January 8, 2004, the Company completed a non-brokered private placement of 213,262 units at a price of $1.70 per unit. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable into one common share at a price of $2.00 until December 31, 2005. 345,000 of these units consisted of “flow-through” common shares. Under the Income Tax Act of Canada, Section 66, the funds from the flow-through shares must be used for exploration in Canada, and the tax advantages of such exploration will be passed on to the buyers of these shares.

On February 18, 2004, the Company completed a non-brokered private placement of 324,900 units at a price of $1.32 per unit. Each unit consisted of one common share and one-half of a common share purchase warrant, with each full warrant exercisable into one common share at a price of $2.00 until February 22, 2005. A Finder’s Fee of 30,049 shares and 15,024 warrants were issued to Kevin Torudag.

In addition to the private placements listed above, the Company also issued 37,500 common shares at a deemed value of $60,000 for a lender’s fee for a loan issued to the Company; issued 829,000 common shares pursuant to the exercise of stock options for proceeds of $227,250; and issued 750,000 common shares pursuant to the exercise of common stock warrants for proceeds of $45,000.

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

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Toronto, Montreal and Winnipeg Stock Exchanges. The CDNX is a venture market as compared to the Toronto Stock Exchange, which is Canada’s senior market, and the Montreal Exchange which is Canada’s market for derivatives products.

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

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

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

ITEM 11. Quantitative and Qualitative Disclosures of Market Risk

The Company’s operations do not involve financial instruments or derivatives, which are market sensitive. The Company does not have significant financial market risks.

The majority of the Company’s current and anticipated future operations are in Canada and do not involve significant exchange rate risks.

ITEM 12. Description of Securities Other Than Equity Securities

Not Applicable

Part II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable

Item 15.  Controls and Procedures

Within 90 days prior to the filing date of this report, the Company, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer Brian Bass and Chief Financial Officer Stanley Herdman, has evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934, as amended. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or the Company’s consolidated subsidiaries) required to be included in this Form 20-F Annual Report.

The Company's disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company's management, and made known to the Company's Chief Executive Officer and Chief Financial Officer, including the period when this Annual Report on Form 20-F was prepared, as appropriate to allow timely decision regarding the required disclosure.

There were no significant changes made in the Company’s internal controls or, to the Company’s knowledge, in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Item 16A.  Audit Committee Financial Experts

The Company currently does not have an “audit committee financial expert” serving on its audit committee.  The Company’s Audit Committee consists of three directors, all of whom are financially literate, have experience with public companies, and are very knowledgeable about the Company’s business and financial position.  Until this fiscal year, the Company’s operations were almost entirely exploratory in nature and the Board did not believe an Audit Committee Financial Expert was required. However, because the Company is now increasing its development activities and recently hired a full-time Chief Financial Officer to manage its finances, the Board will consider if a Financial Expert is required.

Item 16B.  Code of Ethics

The Company does not currently have a Code of Ethics. Management is currently drafting a Code of Ethics which is intended to be in place for fiscal 2005.

Item 16C.  Principal Accountant Fees and Services

The following table details the fees paid by the Company to Amisano Hanson, Chartered Accountants, for professional services provided to the Company for fiscal years 2003 and 2004, ended April 30.

	Fiscal Year Ended April 30
	2004	2003
Audit Fees:
Audit Fees:	$ 12,800	$ 3,000
Audit Related Fees:
Tax Fees	2,200
Other Fees

Total Fees:	$ 15,000	$ 3,000

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Part III

ITEM 17. FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as disclosed in Note 14 to the financial statements included herein.  The value of the U.S. Dollar in relation to the Canadian Dollar was 1.26 as of September 30, 2004.

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

Audited Financial Statements for the period ending April 30, 2004

Auditor’s Report, dated August 23, 2004

Consolidated Balance Sheets at April 30, 2004 and 2003

Consolidated Statements of Earnings (Loss) for the years ended April 30, 2004, 2003, and 2002.

Consolidated Statements of Cash Flows for the years ended April 30, 2004, 2003, and 2002.

Consolidated Statements of Retained Earnings (Deficit) for the years ended April 30, 2004, 2003, and 2002.

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
SIGNATURE PAGE

SAN TELMO ENERGY LTD.
REPORT AND CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2004 and 2003
(Stated in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders,

San Telmo Energy Ltd.

We have audited the consolidated balance sheets of San Telmo Energy Ltd. as at April 30, 2004 and 2003 and the consolidated statements of operations, cash flows and shareholders’ equity for each of the years in the three year period ended April 30, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended April 30, 2004 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

“Amisano Hanson”

August 23, 2004

Chartered Accountants
COMMENTS BY AUDITORS FOR U. S. READERS ON CANADA-U.S REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated August 23, 2004, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

Vancouver, Canada

“Amisano Hanson”

August 23, 2004

Chartered Accountants

SAN TELMO ENERGY LTD.
CONSOLIDATED BALANCE SHEETS
April 30, 2004 and 2003
(Stated in Canadian Dollars)

ASSETS	2004	2003
Current Cash	$ 66,733	$ 1,163,086
GST receivable	175,125	36,228
Accounts receivable	125,373	167,591
Prepaid expenses – Note 9	78,558	10,830
Deferred charges – Note 8	930,000	-
	1,375,789	1,377,735
Capital assets - Note 3	27,131	34,464
Oil and gas properties – Note 4 and Schedule 1	6,244,099	1,199,651
Mineral properties – Note 5	-	2
Deferred charges – Note 8	232,500	-
	$ 7,879,519	$ 2,611,852
LIABILITIES
Current Accounts payable and accrued liabilities – Note 9	$ 2,063,589	$ 88,574
Due to related parties – Note 9	6,622	6,022
Loan payable – Note 6	629,195	-
Current portion of convertible debentures – Note 7	-	28,125
	2,699,406	122,721
SHAREHOLDERS’ EQUITY
Share capital – Notes 8 and 10	9,079,738	6,162,140
Contributed surplus – Note 8	1,979,000	119,000
Deficit	(5,878,625)	(3,792,009)
	5,180,113	2,489,131
	$ 7,879,519	$ 2,611,852

Nature and Continuance of Operations – Note 1

Commitments – Notes 4, 7, 8 and 10 Subsequent Events – Notes 6 and 10 Contingency – Note 13

APPROVED BY THE DIRECTORS:

“Christopher Dyakowski”

“William E. Schmidt”

             Director                                                                             Director

SEE ACCOMPANYING NOTES

SAN TELMO ENERGY LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended April 30, 2004, 2003 and 2002
(Stated in Canadian Dollars)

	2004	2003	2002
Revenue Sales, net of royalties	$ 328,196	$ 164,291	$ -
Cost of sales			-
Depletion	257,305	32,430	-
Licenses, fees, taxes and lease rental	20,703	-	-
Operating expenses	33,293	-	-
	311,301	32,430	-
Gross operating income	16,895	131,861	-
Expenses Amortization	8,676	8,247	13,317
Consulting fees – Note 9	116,684	395,171	170,916
Filing fees	37,829	29,737	13,711
Interest and bank charges – Note 9	33,177	1,405	8,506
Interest on convertible debentures	-	5,481	9,686
Investor relations	339,757	172,526	26,466
Lenders fees	60,000	-	-
Management fees – Note 9	165,960	160,410	103,333
Mineral properties and deferred exploration costs written-off – Note 5	1	7,366	28,672
Office and miscellaneous	82,938	92,155	13,854
Professional fees – Note 9	115,437	91,474	89,721
Promotion	334,592	808,651	22,601
Property investigations	1,594	57,243	-
Rent – Note 9	53,244	38,542	30,000
Stock-based compensation	697,500	119,000	-
Telephone	8,838	8,190	6,451
Transfer agent fees	15,473	10,325	5,942
Travel	41,810	10,483	4,507
	2,113,510	2,016,406	547,683

…/Cont’d.

SAN TELMO ENERGY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended April 30, 2004, 2003 and 2002

(Stated in Canadian Dollars)

	2004	2003	2002
Loss before other	(2,096,615)	(1,884,545)	(547,683)
Other: Interest income	-	-	4,969
Loss on sale of oil and gas properties	-	-	(43,405)
Goodwill written-off	-	-	(510,354)
Gain on disposal of mineral property – Note 5	9,999	-	-
Net loss for the year	(2,086,616)	(1,884,545)	(1,096,473)
Basic and diluted loss per share	$ (0.06)	$ (0.16)	$ (0.23)
Weighted average number of shares outstanding	37,604,338	11,875,548	4,806,759

SAN TELMO ENERGY LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended April 30, 2004, 2003 and 2002
(Stated in Canadian Dollars)

	2004	2003	2002
Operating Activities Net loss for the year	$ (2,086,616)	$ (1,884,545)	$ (1,096,473)
Add (deduct) items not involving cash: Amortization	8,676	8,247	13,317
Capital assets written-off	-	9,178	-
Depletion	257,305	32,430	-
Gain on disposal of mineral property	(9,999)	-	-
Goodwill written-off	-	-	510,354
Lenders fee	60,000	-	-
Loss on sale of oil and gas properties	-	-	43,405
Mineral properties and deferred exploration costs written off	1	7,366	28,672
Non-cash compensation charge	697,500	119,000	-
Changes in non-cash working capital items GST receivable	(138,897)	(30,547)	-
Accounts receivable	42,218	(167,591)	81,138
Prepaid expenses	(67,728)	(10,830)	10,000
Accounts payable and accrued liabilities	1,975,015	110,085	(33,847)
Due to related parties	600	(2,214)	(108,625)
	738,075	(1,809,421)	(552,059)
Financing Activities Issuance of shares	2,857,598	3,711,769	412,057
Loan payable	629,195	-	-
Repayment of convertible debentures	(28,125)	(24,375)	(11,250)
	3,458,668	3,687,394	400,807
Investing Activities Proceeds from sale of oil and gas property, plant and equipment (net)	-	77,000	604,429
Deferred exploration expenditures	-	(1,097)	(911)
Oil and gas properties costs	(5,301,753)	(1,080,691)	(228,390)
Acquisition of mineral properties	-	-	(4,400)
Proceeds from sale of mineral property	10,000	-	-
Acquisition of capital assets	(1,343)	(22,468)	(38,601)
Acquisition of subsidiary	-	-	(59,955)
	(5,293,096)	(1,027,256)	272,172

…/Cont’d.

SAN TELMO ENERGY LTD. CONSOLIDATED STATEMENTS OF CASH FLOWS for the years ended April 30, 2004, 2003 and 2002 (Stated in Canadian Dollars)			Continued

	2004	2003	2002
Increase (decrease) in cash for the year	(1,096,353)	850,717	120,920
Cash, beginning of year	1,163,086	312,369	191,449
Cash, end of year	$ 66,733	$1,163,086	$ 312,369
Supplemental disclosure of cash flow information: Cash paid for: Interest	$ 3,982	$ 5,551	$ 16,798
Income Taxes	$ -	$ -	$ -

Non-cash Transactions – Note 11

SAN TELMO ENERGY LTD.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
for the years ended April 30, 2004, 2003 and 2002
(Stated in Canadian Dollars)

	Common Stock		Contributed Surplus	Accumulated Deficit	Total
	Shares	Amount

Balance, April 30, 2001	1,279,714	$ 1,030,826	$ - $ (810,991)		$ 219,835
Issued pursuant to acquisition of San Telmo Energy Inc.	277,141	969,991	-	-	969,991
Issued pursuant to private placement	142,857	202,457	-	-	202,457
Issued pursuant to exercise of warrants	187,143	209,600	-	-	209,600
Net loss for the year ended April 30, 2002	-	-	-	(1,096,473)	(1,096,473)
Balance, April 30, 2002	1,886,855	2,412,874	-	(1,907,464)	505,410
Issued pursuant to private placements	6,732,023	3,927,110	-	-	3,927,110
Share issuance costs	-	(224,641)	-	-	(224,641)
Issued pursuant to a debt settlement	20,490	37,497	-	-	37,497
Issued pursuant to exercise of stock options	10,000	7,500	-	-	7,500
Issued pursuant to exercise of warrants	10,000	1,800	-	-	1,800
Stock-based compensation charge	-	-	119,000	-	119,000
Net loss for the year ended April 30, 2003	-	-	-	(1,884,545)	(1,884,545)
Balance, April 30, 2003	8,659,368	6,162,140	119,000	(3,792,009)	2,489,131
Issued pursuant to a private placements	4,082,857	1,017,200	-	-	1,017,200
Issued pursuant to exercise of stock options	40,000	30,000	-	-	30,000
Stock split 3 for 1	25,564,424	-	-	-	-
Issued pursuant to private placement	1,395,304	1,568,148	-	-	1,568,148
Issued for finder’s fee	30,049	-	-	-	-
Issued for lender’s fee	37,500	60,000	-	-	60,000
Issued pursuant to exercise of stock options	789,000	197,250	-	-	197,250
Issued pursuant to exercise of warrants	750,000	45,000	-	-	45,000
Stock-based compensation charge	-	-	1,860,000	-	1,860,000
Net loss for the year ended April 30, 2004	-	-	-	(2,086,616)	(2,086,616)
Balance, April 30, 2004	41,348,502	$ 9,079,738	$ 1,979,000	$ (5,878,625)	$ 5,180,113

SAN TELMO ENERGY LTD.

SCHEDULE OF OIL AND GAS PROPERTIES

for the year ended April 30, 2004

	Mahaska	McLeod	Gordondale	Drywells	Unproven Properties	Accumulated Depletion	2004 Total	2003 Total

Balance, beginning of the year	$ 509,047	$ -	$ -	$ 132,992	$ 790,042	$ (32,430)	$ 1,199,651	$ 228,390

Property Acquisition Costs	-	-	156,590	-	171,752	-	328,342	156,896

Deferred Exploration Costs
Completion costs	12,555	151,921	465,577	-	-	-	630,053	52,768
Drilling	-	382,876	403,488	1,301,369	938,431	-	3,026,164	666,263
Exploration expenditures	15,000	21,000	20,100	15,000	30,000	-	101,100	127,764
Facilities	51,823	451,435	705,255	-	-	-	1,208,513	-
Reclassification of costs (1)	-	5,377	78,452	248,863	(332,692)	-	-	-
	79,378	1,012,609	1,672,872	1,565,232	635,739	-	4,965,830	846,795
Other:
Asset retirement obligations	860	2,006	1,849	-	2,866	-	7,581	-
	389,285	1,014,615	1,831,311	1,698,224	1,600,399	(32,430)	6,501,404	1,232,081
Current year’s depletion of producing resource properties	-	-	-	-	-	(257,305)	(257,305)	(32,430)

Balance, end of the year	$ 389,285	$ 1,014,615	$ 1,912,250	$ 1,722,160	$ 1,495,524	$ (289,735)	$ 6,244,099	$ 1,199,651

(1) During the year ended April 30, 2004, the McLeod and Gordondale properties have proven to have reserves and accordingly have been reclassified as producing wells. Management has determined that the Nisku and Blueridge properties were dry and accordingly costs associated with these properties have been reclassified to Drywells.

SAN TELMO ENERGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2004 and 2003
(Stated in Canadian Dollars)

Note 1

Nature and Continuance of Operations

The Company is a public company whose common shares are traded on the TSX Venture Exchange and the OTC Bulletin Board. At April 30, 2004, the Company, directly and through joint ventures, is in the process of exploring its oil and gas properties located in Alberta, Canada and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for oil and gas properties are dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis. At April 30, 2004 the Company has not yet achieved profitable operations, has accumulated losses of $5,878,625 since inception and has a working capital deficiency of $1,323,617. Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The Company was incorporated under the Company Act of British Columbia.

Note 2

Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. Differences with respect to accounting principles generally accepted in the United States of America are described in Note 14. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement. Actual results may differ from these estimates.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, San Telmo Energy Inc. All significant inter-company transactions and balances have been eliminated.

San Telmo Energy Ltd.

Notes to the Consolidated Financial Statements April 30, 2004 and 2003

(Stated in Canadian Dollars) – Page 2

Note 2

Summary of Significant Accounting Policies – (cont’d)

(b) Oil and Gas Properties

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

Effective January 1, 2004, the Company adopted the new Canadian guidelines for full-cost accounting. Previously, future net revenues for ceiling test purposes were based on proved reserves and were not discounted. Estimated future general and administrative costs and financing charges associated with the future net revenues were deducted in arriving at the ceiling test.

San Telmo Energy Ltd.

Notes to the Consolidated Financial Statements April 30, 2004 and 2003

(Stated in Canadian Dollars) – Page 3

Note 2

Summary of Significant Accounting Policies – (cont’d)

(a)

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

(b)

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

(c)

Capital Assets and Amortization

Capital assets are recorded at cost. The Company provides for amortization using the declining balance method at the following annual rates:

Office furniture and equipment	20%
Computer hardware	30%

One-half of the amortization rate is taken on capital assets acquired during the year.

San Telmo Energy Ltd.

Notes to the Consolidated Financial Statements April 30, 2004 and 2003

(Stated in Canadian Dollars) – Page 4

Note 2

Summary of Significant Accounting Policies – (cont’d)

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

Financial Instruments

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities, due to related parties and loan payable approximate fair value because of the short-term maturity of these instruments. The carrying value of convertible debentures also approximates their fair value. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

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

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. That recommendation required that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the standard permitted the Company to continue its policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. Effective for the years beginning on or after January 1, 2004, pro forma disclosure only will no longer be permitted and the fair value of all stock options granted must be accounted for. The Company has voluntarily adopted the new policy for its year ended April 30, 2004. This application has been applied prospectively.

San Telmo Energy Ltd.

Notes to the Consolidated Financial Statements April 30, 2004 and 2003

(Stated in Canadian Dollars) – Page 5

Note 2

Summary of Significant Accounting Policies – (cont’d)

(i) Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid investments that are readily convertible to cash and have maturities of three months or less when purchased.

(j) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized. Future income tax assets and liabilities are measured using tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in the year of the change.

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

(a)

Interest in Joint Venture

Substantially all of the Company’s oil and gas operations are conducted jointly with others and accordingly, the financial statements reflect only the Company’s proportionate interest in such activities.

(b)

Revenue Recognition

The revenue from the sale of petroleum and natural gas is recorded when title passes to an external party.

(c)

General and Administrative Expenses

The Company charges all general and administrative expenses not directly related to exploration activities to operations as incurred.

San Telmo Energy Ltd.

Notes to the Consolidated Financial Statements April 30, 2004 and 2003

(Stated in Canadian Dollars) – Page 6

Note 3	Capital Assets		2004		2003

		Cost	Accumulated Amortization	Net	Net
	Office furniture and equipment	$ 23,951	$ 8,432	$ 15,519	$ 17,936
	Computer hardware	28,164	16,532	11,612	16,528
		$ 52,115	$ 24,984	$ 27,131	$ 34,464
Note 4	Oil and Gas Properties
	Mahaska

By an agreement dated November 4, 2002, the Company’s wholly owned subsidiary earned a 30% interest in a test well located in the Mahaska area of Alberta, Canada. To earn this interest the Company is required to pay 50% of the total costs incurred in preparing the test well for production.

McLeod

By a Farmout Agreement dated July 7, 2003, the Company drilled a well, thereby earning a 100% working interest in three leases located in Alberta, Canada. The Company is required to pay an overriding royalty to a maximum of 17.5%. As consideration, the Company paid $5,377 for the mineral rights. Pursuant to a Participation Agreement dated August 7, 2003, the Company granted a 30% working interest in these leases to a participant.

Gordondale

The Company acquired a 100% interest in 1 ¾ sections at an Alberta Crown lease sale.

By a Farmout Agreement dated August 7, 2003, the Company granted a 33% working interest in a drilling spacing unit to a participant. The participant earned a 26.4% working interest in one well. The Company initially acquired this working interest for a net amount of $234,146.

Drywells Canscot

By an agreement with Canscot Resources Ltd. (“Canscot”) dated December 12, 2001, the Company’s wholly owned subsidiary agreed to participate in drilling the Canscot et al Timeu 6-5-64-4 well in the Province of Alberta, Canada. Canscot’s working interest in the wells ranges from 25% to 50%. The Company acquired 50% of Canscot’s interest for $67,500 and agreed to pay 25% of all costs incurred in drilling the well. During the year ended April 30, 2003, this well has been determined to be dry.

San Telmo Energy Ltd.

Notes to the Consolidated Financial Statements April 30, 2004 and 2003

(Stated in Canadian Dollars) – Page 7

Note 4

Oil and Gas Properties – (cont’d)

Nisku

By a Farmout Agreement dated September 23, 2002, the Company acquired 100% working interest in six leases located in Alberta, Canada. The Company is required to pay an overriding royalty of a minimum of 2.5% to a maximum of 15%. During the year ended April 30, 2004, the well has been determined to be dry.

Whitecourt (Blueridge)

By an agreement with Capio Petroleum Corporation (“Capio”) dated February 20, 2003, the Company’s wholly owned subsidiary agreed to participate as to 50% of all of Capio’s obligations pursuant to the Farmin agreement dated February 28, 2003 entered into by Capio with other parties. In return, the Company has earned a 40% working interest in the petroleum and natural gas rights located in the Province of Alberta, Canada.

Unproven Properties

Petroleum and Natural Gas Leases (“P & NG”)

During the year ended April 30, 2003, the Company disposed of its 50% working interest in one P & NG lease located in Alberta, Canada for $77,000.

Gold Creek

During the year ended April 30, 2004, the Company acquired a 100% working interest in a P & NG lease located in Alberta, Canada for $80,500.

Boundary Lake

During the year ended April 30, 2003, the Company acquired a 100% working interest in a P & NG lease located in Alberta, Canada for $40,756.

During the year ended April 30, 2004, the Company acquired an additional lease of land located in Alberta, Canada for $91,252.

Teepee Creek

In December 2002, the Company purchased a 50% working interest in two sections of a P & NG lease at an Alberta Crown sale for a total of $154,500. the Company farmed into its partner’s interest by drilling two well and now owns 100% of these rights, subject to a non-convertible override. In April 2004, the Company purchased 100% working interest in one section of P & NG rights for $41,200.

San Telmo Energy Ltd.

Notes to the Consolidated Financial Statements April 30, 2004 and 2003

(Stated in Canadian Dollars) – Page 8

Note 5	Mineral Properties

2004 2003
Property Costs Argentina Properties $ - Northern Quebec claims 1	$ 1,318 4,400
	1	5,718
Written-off during the year Argentina Properties	-	(1,317)
Northern Quebec Claims	(1)	(4,399)
	(1)	(5,716)
	-	2
Deferred Exploration Costs Argentina Properties	-	1,650
	-	1,650
Written-off during the year Argentina Properties	-	(1,650)
	-	(1,650)
	-	-
	$ -	$ 2

Argentina Properties

Pursuant to an agreement dated November 26, 1998 the Company was granted an option to acquire a 100% undivided interest in Permiso de Cateo Expediente No. 413.172-CID-95 situated in the Province of Santa Cruz, Argentina. As consideration, the Company paid US$10,000. The Company further acquired a 100% interest in nine other mineral properties, also situated in the Province of Santa Cruz, Argentina. During the year ended April 30, 2003, the Company has written-off this claim to a nominal amount of $1. During the year ended April 30, 2004, these properties were disposed of for $10,000 resulting in a gain of $9,999.

San Telmo Energy Ltd.

Notes to the Consolidated Financial Statements April 30, 2004 and 2003

(Stated in Canadian Dollars) – Page 9

Note 5

Mineral Properties – (cont’d)

Northern Quebec Claims

During the year ended April 30, 2002, the Company staked 44 units of claims in the Superior Archean Crator in Northern Quebec at the cost of $4,400. During the year ended April 30, 2003, the Company has written-off these claims to a nominal amount of $1. During the year ended April 30, 2004, management of the Company decided to abandon these claims and wrote-off the remaining $1.

Note 6

Loan Payable

By an agreement dated December 5, 2003, the Company obtained a loan of $600,000 from a shareholder. The loan bears interest at 12% per annum and is due on June 5, 2004. The Company also issued 37,500 common shares as a lenders fee at $1.60 per share. Included in loan payable is $29,195 in accrued interest to April 30, 2004. Subsequent to April 30, 2004, the loan remains unpaid. Management is in the process of renegotiating repayment terms.

Note 7

Convertible Debentures

The convertible debentures were redeemable, convertible into common shares of the Company, unsecured, bear interest at 12% per annum calculated semi-annually and were repayable in semi-annual instalments of various amounts. The debenture holders had the right to convert the principal owing into common shares on the September 1 anniversary dates at the conversion rates of one common share for every $1.25, $1.56 and $1.95 of principal outstanding on September 1, 2001, 2002 and 2003, respectively. The Company could have redeemed the debentures at any time after August 31, 2001 with the debenture holders having the option to be paid out or convert to common shares at conversion rates indicated above.

2004	2003
Total owing $ -	$ 28,125
Current portion -	28,125
Long-term portion $ -	$ -

San Telmo Energy Ltd.

Notes to the Consolidated Financial Statements April 30, 2004 and 2003

(Stated in Canadian Dollars) – Page 10

Note 8

Share Capital – Note 10

a)

Authorized

100,000,000 common shares without par value.

b)

Shares Held In Escrow

As at April 30, 2004, 528,105 common shares of the Company are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without the written consent of the regulatory authorities. These escrowed shares will be entitled to the pro-rata release on the basis of 15% of the original number (after adjustment for the share consolidation) for every $100,000 expended on exploration of the mineral properties.

No more than 50% of the original number of the 642,858 (after adjustment for share consolidation) shares may be released in any twelve-month period. Any escrowed shares not released at the expiration of ten years from August 21, 1998 will be automatically cancelled.

c)

Share Purchase Warrants

As at April 30, 2004, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date

1,500,000	$0.06	October 31,	2004
428,571	US$1.00	September 5,	2004
390,736	$2.00	December 31,	200
2,319,307

These warrants entitle the holders thereof the right to acquire one common share for each warrant held.

San Telmo Energy Ltd.

Notes to the Consolidated Financial Statements April 30, 2004 and 2003

(Stated in Canadian Dollars) – Page 11

Note 8

Share Capital – Note 10 – (cont’d)

d) Stock Options

Stock-based Compensation Plan

The Company has granted employees and directors stock options. These options are granted with an exercise price equal to the market price of the Company’s shares on the date of the grant.

A summary of the status of the stock option plan as of April 30, 2004 and 2003 and changes during the years then ended is presented below.

	2004	2003
		Options	Weighted Average Exercise Price
	Weighted Average Exercise Options Price

Outstanding at beginning of year	1,884,000 $0.25	377,142	$0.42
Granted	1,200,000 $1.95	1,914,000	$0.25
Exercised	(909,000) $0.92	(30,000)	$0.25
Outstanding at end of year	2,175,000 $1.20	1,884,000	$0.25
Outstanding and exercisable at end of year	1,425,000	1,884,000
As at April 30, 2004, the following stock options were outstanding:
Number of Shares	Exercise Price	Expiry Date

975,000	$0.25	November 8, 2007
1,200,000	$1.95	October 31, 2008
2,175,000

These options entitle the holder thereof the right to acquire one common share for each option held.

San Telmo Energy Ltd.

Notes to the Consolidated Financial Statements April 30, 2004 and 2003

(Stated in Canadian Dollars) – Page 12

Note 8

Share Capital – Note 10 – (cont’d)

d) Stock Options – (cont’d)

Stock-based Compensation Plan – (cont’d)

As disclosed in Note 2, effective for the year ended April 30, 2004, the Company has adopted the new policy to record the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes model. For the year ended April 30, 2004, the Company recorded a compensation charge of $1,860,000. These options vest at 12.5% every three months. As at April 30, 2004 $1,162,500 related to amounts not yet vested has been deferred. The fair value of the stock compensation expense associated with employees and directors’ options, not recognized in the financial statements for the year ended April 30, 2003 is disclosed in the pro forma amounts below:

2003
Net loss for the year as reported	$ (1,884,545)
Stock-based compensation	(640,220)
Pro forma loss for the year	$ (2,524,765)
Pro forma basic and diluted loss per share	$ (0.21)

The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model. The assumptions used in calculating fair value are as follows:

	2004	2003
Risk-free interest rate	2.8%	5%
Expected option life in year	5 years	5 years
Expected stock price volatility	110%	106%
Expected dividend yield	Nil	Nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Stock-based compensation charges are expensed for stock options granted with a corresponding increase to contributed surplus. Upon exercise of stock options, consideration paid on the exercise of stock options and purchase of stock is credited to share capital.

San Telmo Energy Ltd.

Notes to the Consolidated Financial Statements April 30, 2004 and 2003

(Stated in Canadian Dollars) – Page 13

Note 8	Share Capital – Note 10 – (cont’d)

d)	Stock Options – (cont’d)
	Stock-based Compensation Plan – (cont’d) The following table reconciles the Company’s contributed surplus:	$
	Balance, beginning of the year	119,000
	Options granted	1,860,000
	Balance, end of the year	1,979,000
e)	Stock Split

During the year ended April 30, 2004 the Company completed a forward stock split of its common shares on the basis of three new shares for one old share.

 f)

Flow-through Shares

During the year ended April 30, 2004, the Company issued a total of 641,833 flow-through common shares for cash consideration of $786,745. The expenditure related to the use of the flow-through share proceeds are recorded in oil and gas properties, but are not available as a tax deduction to the Company as the tax benefit of these expenditures have been renounced to the investors.

Note 9

Related Party Transactions

The Company incurred the following charges by directors of the Company, former directors of the Company or companies with common directors:

	2004	2003	2002
Consulting fees	$ - $ 91,250		$ 152,172
Interest	-	-	7,103
Management fees	165,960	160,410	100,833
Professional fees	36,949	45,303	78,405
Rent	53,244	27,700	-
	$ 256,153	$ 324,663	$ 338,513

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

San Telmo Energy Ltd.

Notes to the Consolidated Financial Statements April 30, 2004 and 2003

(Stated in Canadian Dollars) – Page 14

Note 9

Related Party Transactions – (cont’d)

At April 30, 2004, prepaid expenses include $14,130 (2003: $10,830) in respect to management fees prepaid to a company controlled by a director of the Company.

At April 30, 2004, accounts payable includes $Nil (2003: $3,610) due to an officer of the Company or a director of the Company.

The amounts due to related parties are due to directors of the Company and are non-interest bearing, unsecured and are repayable on demand.

Note 10 Subsequent Events – Note 6

Subsequent to April 30, 2004 the Company:

a)

completed a non-brokered private placement of 1,620,000 units at $0.70 per share for net proceeds of $1,134,000. 370,000 of the shares issued were flow-through shares. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at $0.82 per share until June 11, 2006.

b)

granted 1,900,000 stock options, exercisable at $0.82 per share to May 17, 2009, to directors and employees.

c)

reduced the exercise price of 1,100,000 stock options granted October 31, 2003 at $1.95 per share to $0.82 per share.

d)

The Company received $400,000 pursuant to a demand promissory note with a financial institution. The note is repayable in monthly principal payments of $8,334 plus interest at prime plus 1.5% per annum and is secured with a general security agreement.

e)

The Company has obtained a $500,000 demand revolving loan with a financial institution. The loan is payable on demand and bears interest at prime plus 1.5% per annum.

Note 11

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statements. The following transactions were excluded from the statements of cash flows:

During the year ended April 30, 2004, the Company issued 37,500 common shares in respect to a lenders fee of $60,000.

During the year ended April 3, 2003, the Company issued 20,490 common shares to settle outstanding debts of $37,497.

San Telmo Energy Ltd.

Notes to the Consolidated Financial Statements April 30, 2004 and 2003

(Stated in Canadian Dollars) – Page 15

Note 11

Non-cash Transactions – (cont’d)

During the year ended April 30, 2002, the Company issued 277,141 common shares valued at $969,991 to acquire San Telmo Energy Inc.

Note 12      Income Taxes

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporation income tax rates, are as follows:

	2004	2003
Future income tax assets: Non-capital losses carried forward	$ 1,345,370	$ 1,000,644
Resource deductions	1,723,629	529,085
Capital cost allowance	433,615	-
Valuation allowance for future income tax assets	(3,502,614)	(1,529,729)
Net future income tax assets	$ -	$ -

Management considers it more-likely-than-not that the amounts will not be utilized and accordingly a full valuation allowance has been applied.

The Company has accumulated non-capital losses totalling $3,749,637 which can be utilized to offset taxable income of future years. These losses expire as follows:

2005	$ 80,521
2006	124,812
2007	79,957
2008	103,034
2009	416,496
2010	1,764,771
2011	1,180,046
$ 3,749,637

The Company has accumulated Canadian and foreign exploration and development expenses and Canadian oil and gas expenses totalling $4,803,872 (2003: $1,406,392) available to offset taxable income of future years at various rates per year.

San Telmo Energy Ltd.

Notes to the Consolidated Financial Statements April 30, 2004 and 2003

(Stated in Canadian Dollars) – Page 16

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

Note 14

Differences Between Generally Accepted Accounting Principles in Canada and the United States of America

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States.

The Company accounting principles generally accepted in Canada (“Canadian GAAP”) differ from accounting principles generally accepted in the United States of America (“US GAAP”) as follows:

a)

Mineral Properties and Deferred Exploration

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

b)

Stock-based Compensation

The Company grants stock options at exercise prices equal to the fair market value of the Company’s stock at the date of the grant. The compensation charge for the year ended April 30, 2003 for employees is not recognized in this circumstance. Under FAS 123, it is required to present pro-forma information as to the effect on income and earnings per share as if the Company had accounted for its employee stock options under the fair value method of that statement. Had compensation cost been determined based on the fair value at the grant dates for those options issued to directors and employees, the Company’s net loss and loss per share would have been increased to the pro-forma amounts indicated below:

San Telmo Energy Ltd.

Notes to the Consolidated Financial Statements April 30, 2004 and 2003

(Stated in Canadian Dollars) – Page 17

Note 14   Differences Between Generally Accepted Accounting Principals in Canada and the United   States of America – (cont’d)

2003

Net Loss for the year per US GAAP as reported - Note 14 (c)	$ (1,878,275)
Pro-forma adjustment for FAS 123	(640,220)

$ (2,518,495)
Pro-forma net loss per share	$(0.21)

As a result of the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for stock-based compensation, there is no difference between Canadian and US GAAP for the years ended April 30, 2004 and 2003.

c)

The impact of the foregoing on the financial statements is as follows:

Balance Sheets	2004	2003

Total assets per Canadian GAAP	$ 7,879,519	$ 2,611,852
Mineral properties with no proved reserves	-	(2)

Total assets per US GAAP	$ 7,879,519	$ 2,611,850

Total liabilities per Canadian and US GAAP	$ 2,699,406	$ 122,721

Shareholders Equity

Deficit, per Canadian GAAP	$ (5,878,625)	$ (3,792,009)
Share capital per Canadian and US GAAP	9,079,738	6,162,140
Contributed Surplus	1,979,000	119,000

Total shareholders’ equity per US GAAP	$ 5,180,113	$ 2,489,129

c)

The impact of the foregoing on the financial statements is as follows: - (cont’d)

Statements of Loss	2004	2003	2002

Net loss per Canadian GAAP	$ (2,086,616)	$ (1,884,545)	$ (1,096,473)
Adjustment for mineral properties and deferred exploration incurred in previous years written off	1	7,367	28,672
Mineral properties and deferred exploration costs incurred during the year	-	(1,097)	(5,311)

Net loss per US GAAP	$ (2,086,615)	$ (1,878,275)	$ (1,073,112)

Basic and diluted loss per share per US GAAP	$ (0.06)	$ (0.16)	$ (0.22)

Weighted average number of shares outstanding per US GAAP	37,604,338	11,875,548	4,806,759

Statements of Cash Flows

Cash flows from (used in) operating activities per US GAAP	738,075	(1,810,518)	(557,370)

Cash flows from financing activities per Canadian and US GAAP	3,458,668	3,687,394	400,807

Cash flows from (used in) investing activities per Canadian GAAP	(5,293,096)	(1,027,256)	272,172
Mineral properties expensed	-	-	4,400
Exploration expenditures incurred	-	1,097	911

Cash flows from (used in) investing activities per US GAAP	(5,293,096)	(1,026,159)	277,483

Increase (decrease) in cash per US GAAP	$ (1,096,353)	$ 850,717	$ 120,920

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

San Telmo Energy Ltd.

Registrant

Dated: October 29, 2004     Signed: /s/ Brian Bass

       Brian Bass,                                                   President and Director

#