Form 20-F
period 2005-04-30
SAN TELMO ENERGY LTD
filed 2005-10-31
CIK 1125663

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(  )

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

(X)

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2005

OR

(  )

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

(  )

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from                               to ______________

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

Common Stock without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.   44,768,502

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

( X )   Item 17   (    )   Item 18

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)    (   )  Yes     ( X )    No

Forward Looking Statements

Certain statements in this annual report constitute “forward-looking statements” principally in ITEM #4, “Information on the Company” and ITEM #5, “Operating and Financial Review and Prospects". Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: the risks associated with outstanding litigation, risks associated with project development; the need for additional financing; operational risks associated with oil and natural gas exploration and production; fluctuations in commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officer, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant’s common share price and volume; and tax consequences to U.S. Shareholders.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisors

Not Applicable

ITEM 2. Offer Statistics and Expected Timetable

Not Applicable

ITEM 3. Key Information

SELECTED FINANCIAL DATA

The selected financial data of the Company for the fiscal years ended April 30, 2005, 2004 and 2003 were derived from the financial statements of the Company. The financial statements for those years were audited by Amisano Hanson, Chartered Accountants, as indicated in their report which is included elsewhere in this Annual Report.

The information in Table No. 1 was extracted from the more detailed financial statements and related notes included herein for FY 2005, 2004 and 2003 and should be read in conjunction with such financial statements and with the information appearing under the heading ITEM 5, “OPERATING AND FINANCIAL REVIEW”.

Reference is made to Note 17 of the financial statements of the Company included herein for a discussion of the differences, in the case of the Company, between Canadian GAAP and US GAAP, and their effect on the Company’s financial statements.

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

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

	Year Ended 4/30/05	Year Ended 4/30/04 (Reclassified)	Year Ended 4/30/03	Year Ended 4/30/02	Year Ended 4/30/01

Net Sales Revenue	$4,244	$328	$164	$0	$0
Net Income(Loss)Cdn. GAAP	($1,692)	($2,086)	($1,884)	($1,097)	($138)
Earnings(Loss) Per Share Cdn GAAP	($0.04)	($0.06)	($0.16)	($0.23)	($0.04)

Net Income(Loss)US GAAP	($1,775)	($2,086)	($1,878)	($1,073)	($96)
Earnings (Loss) Per Share US GAAP	($0.04)	($0.06)	($0.16)	($0.22)	($0.03)

Dividends Per Share Cdn GAAP	$0	$0	$0	$0	$0
Dividends Per Share US GAAP	$0	$0	$0	$0	$0
Wtd.Avg.No.Shares Cdn GAAP	42,975	37,604	11,875	4,807	1,245
Wtd.Avg.No.Shares US GAAP	42,975	37,604	11,875	4,807	1,069

Working Capital	($1,966)	($2,253)	$1,255	$275	$188
Mineral Properties Cdn GAAP	$0	$0	$0	$6	$29
Mineral Properties US GAAP	$0	$0	$0	$0	$0
Oil and Gas Properties Cdn GAAP	$7,481	$6,244	$1,199	$228	$0
Oil and Gas Properties US GAAP	$7,481	$6,244	$1,199	$228	$0
Long Term Debt Cdn GAAP	$0	$0	$0	$33	$0
Asset Retirement Obligation, Cdn GAAP	$172	$0	$0	$0	$0

Shareholder’s Equity (Cdn GAAP)	$5,380	$4,017	$2,489	$505	$219
Shareholders’ Equity US GAAP	$5,380	$4,017	$2,489	$499	$190
Total Assets (Cdn GAAP)	$9,253	$6,717	$2,611	$582	$226
Total Assets (US GAAP)	$9,253	$6,717	$2,611	$575	$196

Certain comparative figures for the year ended April 30, 2004 have been reclassified to conform to the presentation adopted during the year ended April 30, 2005.

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

Table No. 2

U.S. Dollar/Canadian Dollar

                                                      Canadian Dollar/U.S. Dollar

	Average	High	Low

Fiscal Year Ended 4/30/05	$1.24	$1.33	$1.18
Fiscal Year Ended 4/30/04	$1.34	$1.41	$1.29
Fiscal Year Ended 4/30/03	$1.53	$1.60	$1.43
Fiscal Year Ended 4/30/02	$1.57	$1.60	$1.51
Fiscal Year Ended 4/30/01	$1.50	$1.58	$1.45

Three Months Ended 7/31/05	$1.24	$1.27	$1.20
Three Months Ended 4/30/05	$1.23	$1.26	$1.20
Three Months Ended 1/31/05	$1.21	$1.24	$1.18
Three Months Ended 10/31/04	$1.29	$1.33	$1.22

Three Months Ended 7/31/04	$1.35	$1.40	$1.31
Three Months Ended 4/30/04	$1.34	$1.37	$1.31
Three Months Ended 1/31/04	$1.31	$1.33	$1.27
Three Months Ended 10/31/03	$1.35	$1.41	$1.30

Three Months Ended 7/31/03	$1.38	$1.42	$1.33
Three Months Ended 4/30/03	$1.46	$1.53	$1.43
Three Months Ended 1/31/03	$1.56	$1.59	$1.52
Three Months Ended 10/31/02	$1.57	$1.60	$1.54

September 2005	$1.18	$1.19	$1.16
August 2005	$1.20	$1.22	$1.19
July 2005	$1.22	$1.24	$1.20
June 2005	$1.24	$1.26	$1.23
May 2005	$1.26	$1.27	$1.24
April 2005	$1.24	$1.26	$1.21

The exchange rate was 1.16 on September 30, 2005.

Risk Factors

Oil and Gas Exploration Has A High Degree of Risk and Exploration Efforts May Be Unsuccessful Which Would Have A Negative Effect on The Company’s Operations:

There is no certainty that the expenditures to be made by the Company in the exploration of its properties as described herein will result in discoveries of recoverable oil and gas in commercial quantities.  Most exploration projects do not result in the discovery of commercially recoverable reserves and no assurance can be given that any particular level of recovery of hydrocarbons will in fact be realized or that any identified reserves will ever qualify as a commercially recoverable (or viable) reserve which can be legally and economically exploited. There can be no assurance that hydrocarbons recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production. If exploration is unsuccessful, management would be required to evaluate and acquire additional projects which would require additional capital.

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

The Company Has Limited Cash Flow to Support its Business:

Five of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings and limited cash flow from operations.  The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  Historically, the only sources of funds available to the company has been through the sale of its common shares and loans. Any future additional equity financing would cause dilution to current stockholders.

The Company has a History of Net Losses:

The Company has had net losses since October 7, 1996 (date of incorporation).

In Fiscal 2005, ended April 30th, the Company had a net loss of ($1,692,190); in Fiscal 2004, the Company had a net loss of ($2,086,616); in Fiscal 2003, ended April 30th, the Company had a net loss of ($1,884,545). The cumulative net loss from date of incorporation to April 30, 2005 has been ($7,570,815).

The Company Has a Working Capital Deficit and Will Require Additional Debt or Equity Financing to Complete its Business Plan:

As of April 30, 2005, the Company has a Working Capital Deficit of ($1,966,919). The Company intends to carry out exploration on certain of its properties during the current fiscal year as well as investigate the acquisition of additional exploration properties. The Company anticipates requiring additional funding to fulfill its plans as well as if its exploration programs are successful. There is no assurance that the Company will be able to obtain the required financing to meet its current obligations due as well as fund its anticipated work program.  Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in its oil and gas properties, dilute its interests in the properties and/or reduce or terminate its operations. Any additional funding may be available at a price that is substantially lower than that paid by other shareholders which could cause excessive dilution to current shareholders. If the Company is unable to obtain additional financing at a price and/or time acceptable to management, it would have a negative effect on the Company’s operations.

The Company Currently Has a Substantial Amount of Bank Indebtedness which is Repayable On Demand:

The Company has a revolving demand loan of up to $5,000,000 with the National Bank of Canada. As of April 30, 2005, $2,000,000 was outstanding under the agreement. The loans is repayable on demand. If the lender(s) were to demand repayment and the Company was unable to make repayment under the demand terms, the Company could be forced to relinquish its ownership in certain of its property interests. If this were to occur, it would have a significant negative effect on the Company’s operations and its financial position.

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

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against the Company or its Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against the Company.  The Company is a corporation incorporated in British Columbia under the Business Corporations Act. A majority of the Company’s directors and officers are residents of Canada and all of the Company’s assets and its subsidiaries are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under United States securities laws..  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the U.S. Securities Act.

As a "Foreign Private Issuer”, San Telmo Energy is Exempt From the Section 14 Proxy Rules and Section 16 of the 1934 Securities Act May Result in Shareholders Having Less Complete and Timely Data

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

ITEM 4. Information on the Company

San Telmo Energy Ltd. (hereinafter also referred to as the "Registrant" or the "Company") is a natural resource company focused upon the acquisition, exploration and production of oil and gas properties in the Province of Alberta, Canada. Currently, the majority of the Company’s properties are in the exploration stage and have only limited amounts of proven reserves. There is no assurance that any of its exploration projects contain commercially reserves of hydrocarbons until appropriate exploration work is done and a final evaluation based upon such work concluded economic and legal feasibility.

The Company's head office is located at Suite 430, 580 Hornby Street, Vancouver, British Columbia V6C 3B6.  The contact person is Chris Dyakowski, Director. The telephone number is (604) 687-4456 and the facsimile number is (604) 687-0586.

The Company currently leases its office in Calgary at $3,200 per month. The lease runs through December 2006. The Company also leases office space in Vancouver from a director at a cost of $1,200 per month.

The Company has 300,000,000 common shares authorized. These shares have no par value. As of April 30, 2004, the end of the Company’s most recent fiscal year, there were 44,768,502 common shares issued and outstanding.

The Company was incorporated under the British Columbia Company Act on October 7, 1996 as San Telmo Resources by filing its memorandum and articles with the British Columbia Registrar of Companies. The memorandum and articles was subsequently amended on August 15, 2002 to reflect the change of name of the Company to “San Telmo Energy Ltd” and adopted new articles under the Business Corporations Act of British Columbia at the Company’s Annual and Extraordinary General Meeting held on October 20, 2004.

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

The Company's financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian and United States Generally Accepted Accounting Standards (GAAS) and Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP except as noted in Note 17, Notes to the Financial Statements.

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

Between November of 1998 and May of 1999, the Company acquired a 100% interest in ten mineral properties located in Argentina. Since January of 2000 the Company has dropped its interest in most of these properties in order to concentrate its efforts on what management considers the most prospective properties among its Santa Cruz land position. The Company currently has a 2% Net Smelter Royalty on one mineral exploration property in Argentina.

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

During Fiscal 2004, the Company sold its sole remaining mineral exploration property, Condor in Argentina, to Argentex Mining Corporation, a public corporation traded on the Over-The-Counter Bulletin Board. Argentex is a non-arms length party as Christopher Dyakowski, Director, is a former officer and director of Argentex. Consideration for the sale was $10,000 cash and a 2% Net Smelter Royalty (“NSR”) to the Company.

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

During Fiscal 2005, production facilities were constructed on the Teepee Creek project, and production from two wells on the project commenced in December 2004. Additional acreage was acquired through Alberta Crown Lease sale in February 2005. One section is adjacent to the Company’s Boundary Lake prospect, and one section is adjacent to the Company’s Teepee Creek property. Total consideration for the lease acquisitions was $230,000.

In April 2005, the Company entered into 4 agreements with Rolling Thunder Exploration Ltd. (“Rolling Thunder”) whereby Rolling Thunder can earn a working interest of 60% in the Company’s Boundary Lake, Mitsue and Morrinville projects, and 55% of the Gold Creek property. To earn its interest, Rolling Thunder must acquire seismic data and assume 100% of the drilling and completion costs of the first well in each area. Rolling Thunder must commit to drill at Boundary Lake, Mitsue and Morrinville by November 15, 2005, and at Mitsue by December 15, 2005. These agreements are considered to be “non-arms length” as Brian Bass, President and CEO of San Telmo, serves as a Director of Rolling Thunder.

In September 2005, the Company acquired a 50% interest in an additional section of land at Gold Creek located in the Peace River Arch area of Alberta.

Company Subsidiaries

The Company has one subsidiary, San Telmo Energy Inc., an Alberta corporation whose directors are Brian Bass, George Stubos, and William E. Schmidt.  It’s registered and records office is located at Suite 1400, 700 – 2nd Street S.W., Calgary, Alberta, Canada T2P 4V5. Its head office is located at 1120 144 8 Avenue S. W.., Calgary, Alberta, Canada T2P 3N4. San Telmo Energy was incorporated on November 27, 1998 under the name 808771 Alberta Ltd.  It changed its name to Cobra Quest Petroleum Inc. on April 7, 1999 and then changed its name to San Telmo Energy Inc. on August 30, 2001. The Company owns 100% of the issued and outstanding shares of San Telmo Energy.

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

ALBERTA, CANADA
Teepee Creek
Mitsue
Gordondale
Blueridge
Boundary Lake
Westlock
Gold Creek
Mornville
Mcleod
Edmonton
Mahaska
Calgary

File: regional map.MAP Datum: NAD 27 Projection: Stereographic Center: N53.58141 W116.19853 Created in AccuMap™, a product of IHS

GORDONDALE

Gordondale is located in Northwestern Alberta and consists of 2 sections of 1,280 acres total. The Company has a 73.6% working interest in 640 acres (471 net). In March 2004, the Company acquired a 100% working interest in an additional section adjacent to the original section.

R9W6
SanTelmo 14-22
22
23
T79
T79
15
14
14
GORDONDALE, ALBERTA
SECTION 22-79-9 W6M
SECTION 14-79-9 W6M
10
11
R9W6

File: gordondale.MAP Datum: NAD 27 Projection: Stereographic Center: N55.85168 W119.30370 Created in AccuMap™, a product of IHS Energy

During Fiscal 2004, the 14-22 well (73.6% WI) was drilled on Gordondale to a depth of 5,400 feet. The well has been cased and completed. Construction and installation of an oil storage facility and a 3.5 kilometer sour gas gathering system was completed in May 2004, and production commenced shortly afterward. In February 2005, the well was shut-in pending approval of the Company’s application to produce from the well under a “Good Practice License”. This license would allow the Company to produce the well at an optimal production level to maximize the recovery of oil from the underlying reservoir. The license was granted and production from the well resumed on April 1, 2005. Production from the well averaged 252 boe/d (193 boe/d net to the Company) before royalties.

In August 2005, the Company spudded well 16-22-79-9 W6. The well reached its targeted depth of 5413 feet and was cased. It is currently in the testing phase. The Company has a 100% interest in this well.

Several follow-up well locations have been identified, and the Company intends to drill up to 3 additional wells based upon the success of the 2 wells drilled to date.

MCLEOD

The McLeod property is located in central Alberta.

R14
R13W5
SanTelmo 6-18
18
17
①
T58
T58
7
8
②
5
McLeod
① SECTION 18-58-13 W5M
② N ½ SECTION 6-58-13 W5M.
R14
R13W5

File: gordondale.MAP Datum: NAD 27 Projection: Stereographic Center: N53.99987 W115.90768 Created in AccuMap™, a product of IHS Energy

The Company has a 70% working interest in the 960 acre (768 acres net) McLeod property through a farm-in agreement. During August 2003, the 6-18 well was drilled and completed as a gas well. In April 2004, construction and installation of a 5.1 kilometer gas gathering system and condensate storage facility were completed, and production from well 6-18 commenced.

The well commenced production at an initial restricted rate of 118 boe/d (82.6 to the Company). In April 2005, the well was producing at capacity at an average of 500 boe/d (350 boe/d net to the Company).

TEEPEE CREEK

Teepee Creek is located in west-central Alberta.

R4W6
16
15
14
T74
9
11
T74
San Telmo
4-10
10
4
3
2
San Telmo
6-3
33
34
34
35
35
T73
T73
Teepee Creek, Alberta
Sections 10,3 - 74-4W6
Sections 34,35 - 73-4W6
R4W6

File: gordondale.MAP Datum: NAD 27 Projection: Stereographic Center: N55.38426 W118.52198 Created in AccuMap™, a product of IHS Energy

In December 2002, the Company acquired a 50% working interest in 2 sections totaling 1,280 acres at an Alberta Crown lease sale for total consideration of $154,000. In December 2003, the remaining 50% working interest was acquired, giving the Company a 100% interest in the prospect, subject to a 7.5% non-convertible Gross Override Royalty payable to Crescent Point Energy. In April 2004, the Company acquired a 100% Working Interest in an additional section of land at an Alberta Crown land sale for $41,200. Currently, the Teepee Creek property totals 2,560 acres.

The project is located along a Charlie Lake erosional edge in an area of historic gas production.  The first well drilled on the prospect, well 4-10, was completed as a gas well. An 86-hour production test was completed in January 2004 and the well flowed a maximum rate of 2.0 mmcfd (333 boe/d) and at a stabilized flow rate of 1.3 mmcfd (217 boe/d) on a 3/8 choke. A second well, 6-3, was drilled in July 2004 to offset the original 4-10 well and completed as an oil well after encountering both oil and gas from multiple pay zones. Both wells were tied into a neighboring processing plant and commenced production in late December 2004. Due to limited storage capacity, completion and testing operations were restricted to production of approximately 500 bbls of oil and 137,000 cubic feet of gas.  In February 2005, wet conditions and road bans in the Teepee Creek area required the shut-in of both wells, but production recommenced in April 2005 at an average of 93 boe/d combined.  To prevent the reoccurrence of the poor road conditions, the Company has constructed an all-weather road to the property which was completed in April 2005.

In July 2005, the third well on the project was spudded and drilled. This well, 8-3-74-4w6, was drilled to its target depth of 1,650 meters and cased. Testing has not yet been completed.

Teepee Creek remains one of the Company’s primary projects, and intends to drill up to 5 additional wells on the project. Timing of the new wells is dependent upon the success of current wells.

MAHASKA

Mahaska is located in west-central Alberta.

R13W5
22
23
24
SANTELMO 11-14
T57
T57
14
13
MAHASKA, ALBERTA
SECTION 14-57-13 W5M
12
R13W5

File: pr arch.MAP Datum: NAD 27 Projection: Stereographic Center: N53.92876 W115.82060 Created in AccuMap™, a product of IHS Energ

The Company acquired a 30% working interest in a test well in November 2002 by agreeing to pay 50% of the total costs incurred in licensing, lease preparation, drilling, logging, testing and either casing or abandonment of the well. In conjunction with partners Integra Resources and Vaquero Energy, in December 2002 the Company drilled a well to a depth of 1900 meters which encountered 2.5 meters of net gas pay. The well was tied in to an existing pipeline and production commenced on February 15, 2003. Production from the well for the year ended April 30, 2005 averaged 38 boe/d (11.3 boe/d net to the Company)

GOLD CREEK

The Gold Creek property is located in west-central Alberta, approximately 10 miles southeast of the city of Grand Prairie, Alberta. Historical logs suggest the property is up-dip from a thick lower Charlie Lake carbonate unit that has a potential oil water contact that shales out to the northeast, which may set up a potential strategraphic oil trap.

R4W6
8
9
10
11
T70
T70
4.
5
3
2
32
33
34
35
T69
T69
GOLD CREEK, ALBERTA
SECTION 4-70-4 W6
29
28
27
26
R4W6

File: gordondale.MAP Datum: NAD 27 Projection: Stereographic Center: N55.02855 W118.53285 Created in AccuMap™, a product of IHS Energy

In November 2003, the Company acquired 100% interest in one oil and gas lease through an Alberta Crown Land Sale at a cost of $80,500. In September 2005, the Company announced that it had purchased a 50% interest in an additional section of land adjacent to its existing lease at Gold Creek.

Under an agreement signed in April 2005, the Company granted Rolling Thunder Exploration Inc. the option to earn a 55% interest in the property from San Telmo. The agreement is considered to be “non-arms length” as Brian Bass, President and CEO of San Telmo, is a director of Rolling Thunder.

Under the agreement, Rolling Thunder must purchase, on or before September 15, 2005, 2 miles of seismic data on or within 1 mile of the Gold Creek property. If necessary, Rolling Thunder shall pay to have the data interpreted and reprocessed. On or before November 15, 2005, Rolling Thunder shall elect in writing to either drill a test well at a location of its choice at Gold Creek or relinquish its option. If Rolling Thunder elects to drill the test well, it must begin drilling a well within 60 days, subject to surface access, drill rig availability, and regulatory approval.

Upon the drilling of the test well to the contract depth, Rolling Thunder will provide San Telmo with all log and test information. San Telmo will have 24 hours to either

a)

elect to participate in the casing, completion, equipping and tying in of the well to maintain a 45% interest in the property; or

b)

farmout its entire interest in the property to Rolling Thunder in exchange for a gross non-convertible overriding royalty of 5-15% on oil and 15% on natural gas.

The agreement also established an area of mutual interest encompassing the lands within one mile of the property. The area of mutual interest will be as to the post farmout earned working interests and will be in force for a period of two years from the signing of the agreement.

Rolling Thunder is currently exploring the property under the option agreement.

BOUNDARY LAKE

The Boundary Lake property is located in west-central Alberta.

R7W6
T73
T73
29
29
28
28
20
21
17
16
BOUNDARY LAKE, ALBERTA
SECTIONS 28,29-73-7 W6
N SECTION 21-73-7 W6
R7W6

File: gordondale.MAP Datum: NAD 27 Projection: Stereographic Center: N55.33970 W119.02311 Created in AccuMap™, a product of IHS Energy

The Company originally acquired a 100% working interest in 320 acres of exploration land in January, 2003. In April 2004, the Company acquired, via provincial government land sale, an additional section of land immediately north of the original section. In February 2005, an additional section of land was acquired via Alberta Crown land sale.

Under an agreement signed in April 2005, the Company granted Rolling Thunder Exploration Inc. the option to earn a 60% interest in the property from San Telmo. The agreement is considered to be “non-arms length” as Brian Bass, President and CEO of San Telmo, is a director of Rolling Thunder.

Under the agreement, Rolling Thunder must purchase, on or before September 15, 2005, 2 miles of seismic data on or within 1 mile of the Boundary Lake property. If necessary, Rolling Thunder shall pay to have the data interpreted and reprocessed. On or before November 15, 2005, Rolling Thunder shall elect in writing to either drill a test well at a location of its choice at Boundary Lake or relinquish its option. If Rolling Thunder elects to drill the test well, it must begin drilling a well within 60 days, subject to surface access, drill rig availability, and regulatory approval.

Upon the drilling of the test well to the contract depth, Rolling Thunder will earn, to the base of the deepest formation penetrated

a)

In the spacing unit containing the test well, 100% San Telmo’s working interest, with San Telmo retaining a convertible gross overriding royalty of 5-15% on oil, and 15% on natural gas. Rolling Thunder will earn a 60% interest in the balance of the section containing the test well. San Telmo may convert its royalty at payout to a 40% working interest; and

b)

60% of San Telmo’s interest in N1/2 Section 21.

The agreement also estabilished an area of mutual interest encompassing the lands within one mile of the property. The area of mutual interest will be as to the post farmout earned working interests and will be in force for a period of two years from the signing of the agreement.

Rolling Thunder is currently exploring the property under the option agreement.

MITSUE

The Mitsue prospect is located in east-central Alberta and consists of 640 acres of exploration land. The Company acquired a 100% working interest in the property in January, 2003. The target is a 3,900 feet Lower Gething channel sand gas target.

R5
R4W5
23
24
19
13
14
13
18
T70
T70
11
12
7
MITSUE, ALBERTA
SECTION 13-70-5 W5M
R5
R4W5

File: gordondale.MAP Datum: NAD 27 Projection: Stereographic Center: N55.05599 W114.62322 Created in AccuMap™, a product of IHS Energy

Under an agreement signed in April 2005, the Company granted Rolling Thunder Exploration Inc. the option to earn a 60% interest in the property from San Telmo. The agreement is considered to be “non-arms length” as Brian Bass, President and CEO of San Telmo, is a director of Rolling Thunder.

Under the agreement, Rolling Thunder must purchase, on or before October 15, 2005, 2 miles of seismic data on or within 1 mile of the Mitsue property. If necessary, Rolling Thunder shall pay to have the data interpreted and reprocessed. On or before December 15, 2005, Rolling Thunder shall elect in writing to either drill a test well at a location of its choice at Mitsue or relinquish its option. If Rolling Thunder elects to drill the test well, it must begin drilling a well within 60 days, subject to surface access, drill rig availability, and regulatory approval.

Upon the drilling of the test well to the contract depth, Rolling Thunder will earn, to the base of the deepest formation penetrated

a)

In the spacing unit containing the test well, 100% San Telmo’s working interest, with San Telmo retaining a convertible gross overriding royalty of 5-15% on oil, and 15% on natural gas. Rolling Thunder will earn a 60% interest in the balance of the section containing the test well. San Telmo may convert its royalty at payout to a 40% working interest; and

b)

60% of San Telmo’s interest the balance of the earning block.

The agreement also estabilished an area of mutual interest encompassaing the lands within one mile of the property. The area of mutual interest will be as to the post farmout earned working interests and will be in force for a period of two years from the signing of the agreement.

Rolling Thunder is currently exploring the property under the option agreement.

MORINVILLE

The Morinville property is located in eastern Alberta.

R25W4
T56
T56
11
SAN TELMO ENERGY
MORNVILLE
SECTION 11-56-25 W4M
T55
T55
R25W4

File: None Datum: NAD 27 Projection: Stereographic Center: N53.81434 W113.60514 Created in AccuMap™, a product of IHS Energy

The Company acquired a 50% working interest in 640 acres (320 acres net) of exploration land in February, 2002.  The target is a 3,900 feet Ellerslie Sand target. The concept is to drill into the existing Ellerslie gas pool which was abandoned in 1961 and which studies suggest was abandoned prematurely.

Under an agreement signed in April 2005, the Company granted Rolling Thunder Exploration Inc. the option to earn a 60% interest in San Telmo’s 50% interest. The agreement is considered to be “non-arms length” as Brian Bass, President and CEO of San Telmo, is a director of Rolling Thunder.

Under the agreement, Rolling Thunder must purchase, on or before September 15, 2005, 2 miles of seismic data on or within 1 mile of the Morinville property. If necessary, Rolling Thunder shall pay to have the data interpreted and reprocessed. On or before November 15, 2005, Rolling Thunder shall elect in writing to either drill a test well at a location of its choice at Morinville or relinquish its option. If Rolling Thunder elects to drill the test well, it must begin drilling a well within 60 days, subject to surface access, drill rig availability, and regulatory approval.

Upon the drilling of the test well to the contract depth, Rolling Thunder will earn, to the base of the deepest formation penetrated

a)

In the spacing unit containing the test well, 100% of San Telmo’s 50% working interest, with San Telmo retaining a convertible gross overriding royalty of 5-15% on oil, and 15% on natural gas. Rolling Thunder will earn a 60% interest in the balance of San Telmo’s 50% working interest the section containing the test well. San Telmo may convert its royalty at payout to a 40% working interest; and

b)

60% of San Telmo’s 50% interest (30% total) of the balance of the earning block.

The agreement also established an area of mutual interest encompassing the lands within one mile of the property. The area of mutual interest will be as to the post farmout earned working interests and will be in force for a period of two years from the signing of the agreement.

Rolling Thunder is currently exploring the property under the option agreement.

WESTLOCK

R1W5
T60
T60
SAN TELMO ENERGY
WESTLOCK
SECTION 8-60-1-W5M.
T59
T59
R1W5

File: None Datum: NAD 27 Projection: Stereographic Center: N54.17491 W114.10796 Created in AccuMap™, a product of IHS Energy

The Company acquired a 100% working interest in 640 acres of exploration land in January, 2003. The target is a 2,625 feet Viking sand target which offsets the Westlock Viking Pool which was abandoned in 1992 which studies suggest was abandoned prematurely. The property is being held for future exploration.

WHITECOURT (BLUERIDGE)

R10W5
T60
T60
3
2
34
35
34
35
T59
T59
27
26
BLUERIDGE, ALBERTA
SECTIONS 34 & 35 -59-10 W5M.
22
23
R10W5

File: west central.MAP Datum: NAD 27 Projection: Stereographic Center: N54.13712 W115.40019 Created in AccuMap™, a product of IHS Energy

In April 2002 the Company agreed to a 40% farm-in agreement with Capio Petroleum Corporation on the 1280 acre (512 net acres) Blueridge prospect in West Central Alberta. To earn its 40% interest, the Company agreed to participate as to 50% of all of Capio’s obligations.

In March 2003, a 1,900 meter (6,200 foot) test well was drilled to offset a previously drilled natural gas well.  9.0 meters of potential gas pay were encountered over water. During a 72-hour test period, the well flowed at test rates up to 2.8 mmcfd of gas with significant water inflow. The Company has been in discussions with the operator of the well to initiate an engineering and economic evaluation of the project which is currently a standing cased gas well.

TIMEU

R5
R4W5
TIMUE, ALBERTA
SECTIONS 6, 8 - 64-4 W5M
18
17
T64
T64
7
8
6
5
R5
R4W5

File: gordondale.MAP Datum: NAD 27 Projection: Stereographic Center: N54.52213 W114.57910 Created in AccuMap™, a product of IHS Energy

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

During the year ended April 30, 2005, the Company participated in the drilling of a well at Timeu for a 25% working interest. The well was determined to be dry. The Company’s dry well costs totaled $81,438.

NISKU

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

Production and Reserves

All of the Company’s oil and natural gas wells are located in the Province of Alberta, Canada. The Company’s wells at the end of the fiscal year ended April 30, 2005 was as follows:

	Oil		Natural Gas
	Gross	Net	Gross	Net

Producing	2	1.73	3	2.0
Non-producing	0	0	1	0.4

At the close of the fiscal year ended April 30, 2004, the Company’s sole producing well was a natural gas well at Mahaska (30% working interest).

During fiscal 2005, the Company completed the following wells:

	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net

Oil	1	1.0	-	-
Natural Gas	-	-	-	-
Dry Wells	1	0.25	-	-
Service Wells	-	-	-	-

Total Completed Wells	2	1.25	-	-

The following is the Company’s total net oil and gas production for Fiscal 2005 and 2004.

Year Ended April 30, 2005	Natural Gas Oil Natural Gas Liquids	491,658 mcf 25,070 barrels 3,709 boe

Year Ended April 30, 2004	Natural Gas Oil Natural Gas Liquids	56,924 mcf None None

The following table includes the average prices the Company received for its oil and gas production for each fiscal year:

	2005	2004

Oil	$52.72/bbl	$34.09/bbl
Natural Gas	$ 6.99/mcf	$ 7.12/mcf
Natural Gas Liquids	$41.43/boe	$26.20/boe

The following is the Company oil and gas reserve estimates for the last 3 fiscal years.  The estimate for the Fiscal Year 2005 ended April 30, 2005 is from an independent resource calculation prepared by AJM Petroleum Consultants of Calgary, Alberta. The estimates for Fiscal Year 2004 ended April 30, 2004 is from an independent resource calculation prepared by Sproule Associates Limited. of Calgary, Alberta and dated September 28, 2004. The estimate for Fiscal Year 2003 ended April 30, 2002 is from an independent resource calculation prepared by McDaniel & Associates Consultants Ltd. of Calgary, Alberta and dated May 1, 2003.

	San Telmo’s Share of Remaining Reserves as of April 30, 2005 (mboe)
	Gross (1)	Net (2)
Proved Developed Producing Reserves
Light and Medium Oil (mbbl)	89.9	74.7
Natural Gas (mmcf)	2,950.1	1,653.9
Natural Gas Liquids (mbbl)	45.9	21.4
Total Proved Reserves (mboe)	627.5	371.8

Proved Undeveloped Reserves
Light and Medium Oil (mbbl)	33.6	25.1
Natural Gas (mmcf)	1,411.4	1,015.7
Natural Gas Liquids (mbbl)	17.0	10.7
Total Developed Reserves (mboe)	285.8	205.1

	San Telmo’s Share of Remaining Reserves as of April 30, 2004 (mboe)
	Gross (1)	Net (2)
Proved Developed Producing Reserves
Light and Medium Oil (mbbl)	73.3	65.2
Natural Gas (mboe)	117.8	64.5
Natural Gas Solution (mboe)	27.7	22.8
Natural Gas Liquids (mbbl)	30.5	18.2
Total Proved Reserves (mboe)	249.3	170.7

Proved Undeveloped Reserves
Light and Medium Oil (mbbl)	0.0	0.0
Natural Gas (mboe)	75.3	50.2
Natural Gas Solution (mboe)	0.0	0.0
Natural Gas Liquids (mbbl)	9.8	6.1
Total Developed Reserves (mboe)	85.1	56.3

Total Proved Reserves
Light and Medium Oil (mbbl)	73.3	65.2
Natural Gas (mboe) (3)	193.1	114.7
Natural Gas Solution (mboe) (3)	27.7	22.8
Natural Gas Liquids (mbbl)	40.3	24.3
Total (mboe) (3)	334.4	227.0

	San Telmo’s Share of Remaining Reserves as of April 30, 2003 (mboe)
	Gross (1)	Net (2)
Total Proved Reserves
Natural Gas (mboe)(3)	32.4	26.2
Natural Gas Liquids (mbbl)	3.1	2.2
Total Proved Reserves (mboe) (3)	35.5	28.4

Proved Developed Reserves
Natural Gas (mboe) (3)	32.4	26.2
Natural Gas Liquids (mbbl)	3.1	2.2
Total Developed Reserves (mboe) (3)	35.5	28.4

(1)

Gross Figures are before expected royalty deductions

(2)

Net Figures are after expected royalty deductions

(3)

Natural gas and natural gas solution are reported in thousands of barrels of oil equivalent (mboe) at 1bbl = 6 mcf.

The Company’s landholdings as of April 30, 2005 are as follows:

	Undeveloped		Developed		Total
	Gross	Net	Gross	Net	Gross	Net

Alberta (acres)	8,320	7,680	4,640	2,230	12,960	9,910

Description of Mining Properties

Condor Property - Argentina

In Fiscal 2004, the Company sold its 100% interest in the Condor Property to Argentex Mining Corporation for $10,000 cash and a 2% NSR. Argentex is a non-arms length party as Christopher Dyakowski, Officer and Director of San Telmo, is a former officer and director of Argentex. The Company recorded a gain of $9,999 on the sale of the property as it had previously written-down the value of the property to a nominal value of $1.

Quebec Properties – Canada

In Fiscal 2004, the Company abandoned its mineral exploration properties located in Northern Quebec. The Company acquired the properties in fiscal 2002 for $4,400.  The claims were written down to a nominal amount of $1 in fiscal 2003.

Plan of Operations

The Company’s primary source of funds since incorporation has been through the issuance of common stock, the exercise of common stock purchase warrants and options, and through short-term loans.  During Fiscal 2005, the Company retired its outstanding short-term loans and obtained a new revolving demand loan of $5,000,000 and a non-revolving acquisition/development demand loan of up to $1,500,000 from a Canadian national bank. As of April 30, 2005, the Company had $2,000,000 outstanding under the $5,000,000 revolving demand loan.

For Fiscal 2006, the Company anticipates spending between $6,000,000 and $8,000,000 on oil and gas exploration and development activities. These expenditures include the drilling of up to 5 wells on the Teepee Creek project and 3 wells on the Gordondale project. The Company will continue to search for additional exploration opportunities contingent on the Company’s ability to finance them with existing cash flows and the existing bank loan arrangements.

The Company had a working capital deficit of ($1,966,919) at April 30, 2005. The balance of the Company’s cash needs through Fiscal 2006 is expected to come from operating cash flow from oil and gas production, borrowings from the Company’s demand loans, and the issuance of equity capital.

ITEM 5. Operating and Financial Review and Prospects

The following discussion of the financial condition, cash flows and results of operations of the Company for the for the years ended April 30, 2005, 2004 and 2003 should be read in conjunction with the financial statements of the Company and related notes included therein.

The Company’s financial statements are in Canadian dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP) the application of which, in the case of the Company, conforms in all material respects for the period presented with the United States GAAP, except as referred to in Note 17 of the financial statements of the Company included herein.

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

Financial Condition

In the last several years, the Company financed its activities through cash from operations, short-term borrowing and from equity financings. The Company’s short-term loans met both current obligations and provided funds to acquire production equipment. The loans included:

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

In February 2005, the Company acquired two petroleum and natural gas leases at a Province of Alberta crown lease sale. Total consideration was $230,000. The acquisition of these leases was financed by loans from two directors of the Company at an interest rate of 12% a year. The aquired leases were pledged as security against the loans. The loans were repaid in full in April 2005, including interest of $4,688.

During fiscal 2005, the above loans were all repaid in full.

To finance development work, funds were drawn from a new revolving operating demand loan from the National Bank of Canada to the Company’s wholly-owned subsidiary, San Telmo Energy Inc. This loan is for up to $5,000,000, repayable monthly, interest only at the prime rate plus 0.5% per annum. The Company also obtained a non-revolving acquisition/development demand loan of up to $1,500,000, repayable in monthly payments over the half-life of the reserves being financed, including interest at the National Bank of Canada prime rate plus 0.75% per annum, a treasury risk line of up to $1,000,000. These facilities are secured by a General Security Agreement and by a $20,000,000 debenture with a floating charge over all the assets of the Company with a negative pledge and undertaking to provide fixed charges on the Company’s major producing petroleum properties. Other securities include the assignment/endorsement by the Company of all risk insurance, revenues and monies under material contracts, if applicable.

Both facilities are repayable upon demand by the National Bank of Canada. As of April 30, 2005, the Company had borrowed $2,000,000 under the revolving operating demand loan and $0 under the non-revolving acquisition/development demand loan.

For Fiscal 2006, Management anticipates continuing its development and exploration activities, including drilling several follow-up wells at Gordondale and Teepee Creek. In addition, the Company’s optionee Rolling Thunder will fund initial exploration on four of the Company’s exploration projects.

The following is the current estimated capital acquisition, development, and exploration budget for Fiscal 2006:

Activity	Budgeted Amount

Teepee Creek Property Drilling and completion of 5 wells Facility construction and tie-in	$3,500,000 $2,500,000

Gordondale Property Drilling and completion of 2 wells	$1,500,000 $1,100,000

Gold Creek Property Facility construction and tie-in	$ 320,000

Land Acquisition	$ 300,000

Purchase of computers and furniture	$ 3,000
$9,223,000

Development at Teepee Creek and Gordondale will be dependent upon the success of the newly drilled wells.

Management is also investigating the acquisition of further oil and gas properties in Alberta and in other areas of North America. The amount and timing of additional exploration expenditures throughout the fiscal year are dependent upon the success of the evaluation of the Company’s existing property positions for drill targets as well as the possible acquisition of further properties.

The Company’s working capital position as of April 30, 2005 was ($1,966,919). In order to meet it current and anticipated financial obligations, the Company will require additional sources of funds during Fiscal 2006. Management anticipates these funds will come from operating cash flow from the production of oil and gas and additional borrowing under its bank loan facilities, as well as the issuance of additional equity.

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

Results of Operations

The Company is in the business of acquiring oil and gas properties with the aim of developing them to a stage where they can be exploited at a profit.  At that stage, the Company's operations are, to some extent, dependent on the world market prices of any petroleum products produced.   The Company has also derived interest income on its bank deposits, which depend on the Company's ability to raise funds.

The Company is currently producing from three properties. During fiscal 2006, the Company intends to further develop its Teepee Creek and Gordondale properties through the drilling of new wells. Management expects little variation in operating results unless its exploration and development programs are successful in discovering sufficient reserves and it is able to bring them to production.

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

Fiscal Year Ended April 30, 2005

During the year, the Company drilled one well at its 100% Teepee Creek property and participated in a well (25% WI) at Timeu. The well at Teepee Creek was completed as an oil well, while Timeu was a dry hole and abandoned.  Construction of production facilities at Teepee Creek was begun in October 2004 and production from two wells commenced in December 2004. Two additional leases were acquired at Alberta crown lease sale for consideration of $230,000. In April 2005, the Company reached an option agreement with Rolling Thunder Exploration where Rolling Thunder can earn a percentage of the Company’s interest in 4 exploration properties by acquiring seismic data and funding 100% of the cost of drilling an initial well on each property.

Revenue from oil and gas sales, net of royalties, was $4,244,764 compared to $328,196. The increase was due to the commencement of production from Teepee Creek in December 2004 and increased production from the McLeod gas well. After deducting depletion of ($1,758,176), production expense of ($927,749), site restoration of ($54,851), and transportation expense of ($246,689), Gross operating income was $1,257,299. Expenses for the year was ($3,032,349) compared to ($2,113,510) in the prior year. Large increases in expenses occurred in Stock-based compensation, which totaled ($1,839,000) from ($697,500) which is related to the granting of stock options to officers and directors; Consulting fees, which rose to ($185,362) from ($116,684) due to increased financial and administrative consulting services; professional fees of ($167,879) compared to ($115,437) due to higher accounting and audit fees; Salaries and Benefits, which rose to ($106,639) from zero largely due to the hiring of a full-time Chief Financial Officer; Directors fees of ($57,500) compared to zero as the Company initiated paying Directors for service; Interest and bank charges, which rose to ($109,215) from ($33,177) as the Company incurred higher interest charges from short-term loans during fiscal 2005; and Office and miscellaneous of ($121,860) from ($82,938) due to higher levels of corporate activity.

Large decreases in expenses occurred in Business production and development, which fell to ($20,457) from ($334,592), and Investor relations, which declined to ($154,773) from ($339,757), largely due to a one-time investor relations program during fiscal 2004; Filing fees fell to ($14,410) from ($37,829), and Transfer agent fees declined to ($10,096) from ($15,473), due to fewer equity financings in fiscal 2005; and Lenders fees fell to zero from ($60,000) as the Company replaced short-term loans from fiscal 2004 with bank financing in fiscal 2005.

Total loss for the year was ($1,692,190) after Recovery of future income taxes of $82,860, compared to the prior year’s loss of ($2,086,616). Loss per share in fiscal 2005 was ($0.04) compared to ($0.06) in fiscal 2004.

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

Liquidity and Capital Resources

The Company's primary source of funds since incorporation has been through the issue of its common shares and the exercise of common stock options and common share purchase warrants, as well as short-term loans.  During fiscal 2005, the Company also received higher cash flows from operations and arranged two bank loans. Operating cash flow is not expected to be sufficient for the Company’s anticipated capital expenditures in fiscal 2006, with the balance of funds expected to be provided from its existing bank loan arrangements.

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

Fiscal 2005 ended April 30, 2005

The Company’s working capital deficit as of April 30, 2005 was ($1,966,919). Total assets totaled $9,253,036 compared to $6,717,019. Cash was $58,474, which fell slightly from $66,733. GST payable was $73,639 compared to a receivable of $175,125. Accounts receivable rose to $1,219,047 from $125,373 due to amounts due from the Company’s increased oil and gas production; Tax credit receivable was $293,623 compared to zero; and Prepaid expenses totaled $161,748, up from $78,558. Oil and Gas properties was $7,481,375, an increase of $1,237,276 from fiscal 2004’s $6,244,099 due to newly acquired leases and development of existing properties.

Liabilities were ($3,872,473) compared to ($2,699,406). The increase was due to Bank indebtedness of ($2,124,106) as the Company borrowed $2,000,000 from its newly arranged demand loan facility with the National Bank of Canada, and ($124,106) of bank overdrafts; Asset retirement obligations were ($172,662) compared to zero in fiscal 2004 as the Company changed its policy on accounting for liabilities for site restoration and abandonment of oil and gas properties, effective May 1, 2004.  Accounts payables declined to ($1,490,293) from ($2,063,589), and Loans payable fell to zero from ($629,195) as the Company repaid its outstanding short-term loans during fiscal 2005.

The Net loss for the fiscal year was ($1,692,190). Operating Activities provided cash of $96,478. Non-cash charges included Depletion and accretion of $1,813,027 and compensation related to the grant of stock options of $1,839,000. Increase in Accounts receivable was ($1,093,674) and decrease of Accounts payable used cash of ($573,296). Financing Activities provided cash of $2,793,911. Bank indebtedness provided cash of $2,124,106 and issuance of shares provided cash of $1,299,000. The decrease in Loans payable used cash of ($629,195). Investing Activities used cash of ($2,898,648), as Oil and Gas property costs used cash of ($2,877,641) and Acquisition of equipment used cash of ($21,007).

The Company’s cash position as of April 30, 2005 was $58,474, a decrease of ($8,259) during the year.

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

Under US GAAP, proceeds from the sale of flow-through common shares are allocated amongst the fair value of the stock issued and the price paid by the investor. The difference between the fair value and the price paid is recognized as a liability for accounting purposes. The liability is relieved and the corresponding future tax liability is recorded when the Company renounces its exploration expenditures to the flow-through share investors.

For a more detailed explanation and quantification of the differences on the Company’s reported financial results, the reader is referred to Note 17 of the Company’s Audited Financial Statements, “Differences Between Generally Accepted Accounting Principles in Canada and the United States of America”.

Research and Development, Patents and Licenses

The Company conducts no Research and Development activities, and has no Patents and Licenses, nor is it dependent upon any for its business.

Trend Information

The Company is unaware of any trends which would have a material effect on its operations or financial position.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The Company currently leases office space in Vancouver and Calgary, although the Company only has a contractual lease on its Calgary space.

Payments Due by Period
Contractual Obligations as of April 30, 2005	Total	Less than 1 year	1- 3 years	3 -5 years	More than 5 years

Operating Lease Obligations(1)	$ 64,000	$ 38,400	$ 25,600	-	-

Total	$ 64,000	$ 38,400	$ 25,600	-	-

 (1)   Operating lease obligations represent leases on the Company’s current offices to December, 2006;

ITEM 6. Directors, Senior Management and Employees

Table No. 3 lists as of September 30, 2005, the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

Table No. 3

Management and Directors

Name	Position	Date First Appointed
Brian Bass	President and Director (1) (2)	July, 2001
Stanley Herdman	Chief Financial Officer (2)	May, 2004
Christopher Dyakowski	Secretary and Director	November, 1996
William Schmidt	Director (1) (2) (3)	October, 1996
George Stubos	Director (1) (3)	September, 2000

(1)

Member of the Audit and Finance Committee of the Board of Directors.

(2)

Member of the Disclosure Committee of the Board of Directors.

(3)

Member of the Corporate Governance Committee of the Board of Directors.

Brian Bass of Calgary, Alberta is a certified management accountant with over 20 years experience in the oil and gas sector. Mr. Bass has served as a landman as well as in management for several oil and gas companies. He was appointed President of the Company in October 2002. Mr. Bass is currently a director of Rolling Thunder Exploration Ltd., a public oil and gas exploration company listed on the TSX Venture Exchange. He spends approximately 98% of his time on Company business.

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

Christopher I. Dyakowski of Vancouver, British Columbia has been a Director of San Telmo since its founding and served as the Company’s President until October 2002. He was appointed Corporate Secretary in January 2003.  Mr. Dyakowski is a professional Geoscientist and is President of Max Investments, a private investment company; a Director of Storm Cat Energy, a mineral exploration company listed on the TSX Venture Exchange and American Stock Exchange; and President and Director of Leroy Ventures Inc., a mineral exploration company listed on the TSX Venture Exchange. He spends 10% of his time on Company business.

William E. Schmidt of Vancouver B.C. has served as a Company director since the founding in October 1996. Mr. Schmidt is a barrister and solicitor in British Columbia. He serves as an officer and Director of several other public companies, including as a Director and Chief Financial Officer of Clifton Star Resources, a mineral exploration company listed on the TSX Venture Exchange; a director of Leroy Ventures Inc., a mineral exploration company listed on the TSX Venture Exchange; Secretary of Equus Energy, a junior oil and gas company listed on the TSX Venture Exchange; a director of Santa Cruz Ventures, a mineral exploration company listed on the TSX Venture Exchange; Secretary and Chief Financial Officer of Carat Exploration Inc., a mineral exploration company listed on the TSX Venture Exchange; and a Director and Chief Financial Officer of Exchequer Resources, a mineral exploration company listed on the TSX Venture Exchange; He spends 10% of his time on Company business.

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

Table No. 4 lists, as of September 22, 2005, Directors and Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Officers as a group.

Table No. 4

Shareholdings of Directors and Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Brian Bass (1)	3,537,176	7.68%
Common	Stanley Herdman (2)	402,000	0.89%
Common	Christopher Dyakowski (3)	350,000	0.78%
Common	William Schmidt (4)	100,000	0.22%
Common	George Stubos (5)	1,391,448	3.07%

	Total Officers and Directors	5,780,624	12.19%

# Based on 44,768,502 shares of common stock outstanding as of 9/22/05, including “Performance Escrow Shares”, the resale of which is regulated by the TSX Venture Exchange; and currently exercisable stock options and share purchase warrants owned by each beneficial holder.

(1)

1,000,000 of these shares represent stock options; and 300,000 of these shares represent currently exercisable stock options registered in the name of 999246 Alberta Ltd, which is wholly owned by Brian Bass.

(2)

400,000 of these shares represent stock options.

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

Table No. 5 lists the Compensation received by Directors and Executive Officers for the last 3 fiscal years. All share information has been adjusted for the 3 for 1 forward split effective August 15, 2003.

Table No. 5

Executive and Director Compensation

Officer or Director	Fiscal Year	Salary	Management Fees	Directors Fees	Options Granted	Other Payments

Brian Bass, President and Director (1)	2005 2004 2003	Nil Nil Nil	$129,960 $129,960 $129,910	$20,000 Nil Nil	1,000,000 Nil 300,000	$15,850 $39,600 $27,700

Christopher Dyakowski, Secretary and Director (2)	2005 2004 2003	Nil Nil Nil	$ 12,000 $ 36,000 $ 30,500	$20,000 Nil Nil	Nil 350,000 957,000	Nil Nil Nil

William Schmidt, Director (3)	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 50,000 75,000	$25,439 $36,949 $45,303
George Stubos, Director (4)	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	$17,500 Nil Nil	Nil 500,000 207,000	$16,438 $13,644 $78,750

Stanley Herdman, Chief Financial Officer (5)	2005	$100,000	Nil	Nil	400,000	$20,000

Peter McKenzie-Brown, Former Director	2004 2003	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

Romaine Gilliland, Former Director	2004 2003	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

Peter Colnett, Former Director	2004 2003	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

(1)

999246 Alberta, a private company owned by Brian Bass, received $13,200 (Fiscal 2004 - $39,600; Fiscal 2003 – $27,700) related to the rental of the Company’s Calgary Offices. Mr. Bass’ management fees were paid to 999246 Alberta. Mr. Bass also received $2,650 in interest related to a loan provided to the Company during fiscal 2005. The loan was fully repaid by the Company in April 2005.

(2)

Christopher Dyakowski’s management fees were paid to Max Investments Inc., a private management company owned by Mr. Dyakowski.

(3)

Hemsworth, Schmidt, Barristers and Solicitors, received $25,439 (2004 - $36,949; 2003 - $45,303) for legal fees. William Schmidt is a partner of Hemsworth Schmidt.

(4)

Stubos Holdings, a private company owned by George Stubos, received $14,400 (2004 - $13,644; 2003 – Nil) for rent.  Mr. Stubos received $2,038 in interest related to a loan provided to the Company during fiscal 2005. The loan was fully repaid by the Company in April 2005.

(5)

Stanley Herdman’s Other Payments was for Consulting Services provided to the Company.

Board of Director Committees

The Company currently has three Committees: The Audit and Finance Committee, the Corporate Governance Committee, and the Disclosure Committee. All of the committees operate under written charter.

The Audit Committee’s duties are to assist the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing, reporting practices, systems of internal accounting and financial controls, the annual independent audit of San Telmo’s financial statements, and the legal compliance of San Telmo as established by management. The Audit Committee is expected to meet at least once each quarter. The current members of the Audit Committee are Brian Bass, William Schmidt, and George Stubos.

The Corporate Governance Committee’s purpose is to identify individuals qualified to become Board members; recommend director nominees for each annual meeting of San Telmo shareholders and fill any vacancies which may occur between meetings of shareholders; develop and oversee the annual Board and Board Committee evaluation process; and to develop and recommend to the Board a set of corporate governance standards regarding the conduct and affairs of the Company. The Current members of the Nominating and Corporate Governance Committee are William Schmidt and George Stubos.

The Disclosure Committee operates under a written charter. Its purpose is to ensure that information required to be disclosed by the Company under the United States Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms. The Committee also ensures accurate and timely disclosure of material changes in the Company’s affairs. All news releases, quarterly and annual reports, information circulars and other communications to shareholders or securities regulatory authorities must be approved in advance by the Disclosure Committee. The CEO of the Company will ensure that all new non-financial information relating to the operations of the Company that is, or could be, material is provided to the Chairman of the Disclosure Committee. The Chairman shall have the primary responsibility for the preparation and release of non-financial disclosure in an accurate and timely manner. The current members of the Disclosure Committee are Brian Bass, Stanley Herdman, and William Schmidt.

Employees/Anticipated Changes to Employees

As of April 30, 2005, the Company had no employees and three executive officers, two of which are Directors. The Company anticipates no changes to its staffing levels and will continue to engage consultants for operational needs as necessary.

ITEM 7. Major Shareholders and Related Party Transactions

The Registrant is a publicly-owned Canadian corporation, the shares of which are owned by Canadian residents and residents of other countries.  The Registrant is not controlled directly or indirectly by another corporation or any foreign government, except as described below.

As of September 22, 2005 the Company had 44,768,502 shares of common stock outstanding. As of that date, the Company believes there is one person or entity holding 5% or more beneficial interest in the Registrant's outstanding stock, based upon the number of common shares and currently exercisable options and warrants held.

Person/Company Brian Bass (1)	Number Held 3,537,176	% Outstanding 7.68%

(1)

1,000,000 of these shares represent stock options; and 300,000 of these shares represent currently exercisable stock options registered in the name of 999246 Alberta Ltd, which is wholly owned by Brian Bass.

Related Party Transactions

For the three most recent Fiscal Years Ended April 30, 2005, 2004 and 2003, the following Related Party Transactions occurred:

In April 2005, the Company reached an agreement to option its Gold Creek, Boundary Lake, Mitsue, and Morrinville exploration properties to Rolling Thunder Exploration Ltd., a public Company traded on the TSX Venture Exchange. Brian Bass, President, CEO and Director of San Telmo, serves as a Director of Rolling Thunder.

Legal Fees and disbursements of $25,439 (2004 - $36,949; 2003 - 45,308) were paid to Hemsworth Schmidt, a legal firm for which William Schmidt, Director, is a partner.

Consulting Fees of Nil (2004 – Nil; 2003 - $78,750) and Rent of $14,400 (2004 - $13,644; 2003 – Nil) were paid to Prominex Financial Services Ltd., a private business consulting corporation controlled by George Stubos, Director. Interest of $2,038 were paid to Mr. Stubos in relation to a loan provided to the Company in fiscal 2005. The loan was repaid in full in April 2005.

The Company paid rent of $13,200 (2004 - $39,600; 2003 - $29,700) to 999246 Alberta Ltd., a private company owned by Brian Bass, President and Director. Interest of $2,650 was paid to Mr. Bass in relation to a loan provided to the Company in fiscal 2005. The loan was repaid in full in April 2005.

Consulting Fees of $20,000 were paid to Stanley Herdman, Chief Financial Officer, during fiscal 2005.

During fiscal 2004 ended April 30, 2004, he Company sold its interest in the Condor mineral exploration property in Argentina to Argentex Mining for $10,000 cash. Christopher Dyakowski, an Officer and Director, is a former officer and director of Argentex.

The Company paid Nil (2004 – Nil; 2003 - $12,500) to Lalach Management Inc., a private company controlled by Harvey Lalach, former officer, for management services.

The Company paid Nil (2004 – Nil; 2003 - $28,833) to DRB Management, a private company owned by Dale Brand, a former senior officer of a subsidiary, for management services of San Telmo Energy.

ITEM 8. Selected Financial Data

See Item 17, Financial Statements.

Shareholder Information

The Registrant's common stock is issued in registered form and the following information is from the Registrant's registrar and transfer agent, Pacific Corporate Trust Company, located at 625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8.

As of September 2, 2005, the Company had 44,768,502 common shares issued and outstanding. A search of the Company’s registered and beneficial holders show 59 United States shareholders owning 5,288,215 common shares, or 11.81% of the issued and outstanding shares.  37,864,136 common shares were held in Canada, or 89.04% of the issued and outstanding shares. 23 shareholders in other countries owning 1,616,151 common shares, or 3.61% of the issued and outstanding common shares.

As of September 2, 2005, the Company was aware of 17 holders of its Share Purchase Warrants, none of which were located in the United States.  These warrants were issued in conjunction with private placement unit offerings and are non-transferable.

The Registrant has not declared any dividends since inception and does not anticipate that it will do so in the foreseeable future. The present policy of the Registrant is to retain future earnings for use in its operations and the expansion of its business.

Legal Proceedings

The Company was named in a legal claim brought against it and third parties by a former officer of the Company’s wholly owned subsidiary arising in part from the plaintiff’s employment with the subsidiary. The Company settled the suit to avoid further litigation, and the settlement did not have a material effect on the Company or its financial position.

During Fiscal 2005, the Company was named as one of two defendants in a suit by Pacific International Securities. The suit claimed the Company was negligent in declaring the record date of the 3 for 1 stock split in August 2003. In October 2004, the Company announced that it had settled the suit to avoid further litigation. The settlement did not have a material effect on the Company or its financial position.

ITEM 9. The Offer and Listing

Trading Markets

The Company's common shares trade on the TSX Venture Exchange ("TSX-V") in Vancouver, British Columbia, Canada, having the trading symbol "STU" and CUSIP # 799549100. The Company began trading on the NASD Over-The-Counter Bulletin Board in the United States on November 26, 2002 under the symbol “STUOF”. The Company is also listed for trading in Germany on the Frankfurt and Berlin Stock Exchanges under the identifying symbol “675088”.

Table No. 6 lists the high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for the latest 6 months, the last ten fiscal quarters and the last 5 fiscal years.

Table No. 6*

TSX Venture Exchange Stock Trading Activity

(Canadian Dollars)

Period Ended	High	Low	Close

September 2005	$0.64	$0.49	$0.50
August 2005	$0.55	$0.46	$0.54
July 2005	$0.53	$0.40	$0.50
June 2005	$0.50	$0.41	$0.41
May 2005	$0.50	$0.36	$0.47
April 2005	$0.65	$0.49	$0.49

Quarter ended April 30, 2005	$0.65	$0.49	$0.49
Quarter ended January 31, 2005	$0.79	$0.48	$0.61
Quarter ended October 31, 2004	$0.80	$0.50	$0.65
Quarter ended July 31, 2004	$1.24	$0.67	$0.67

Quarter ended April 30, 2004	$1.55	$0.94	$1.08
Quarter ended January 31, 2003	$2.38	$1.25	$1.60
Quarter ended October 31, 2002	$2.63	$0.85	$2.00
Quarter ended July 31, 2003	$1.00	$0.57	$0.63

Quarter ended April 30, 2003	$2.61	$2.27	$2.60
Quarter ended January 31, 2003	$2.15	$0.72	$2.15
Quarter ended October 31, 2002	$1.05	$0.12	$0.95
Quarter ended July 31, 2002	$1.26	$0.35	$0.35

Fiscal Year 2005	$1.24	$0.48	$0.49
Fiscal Year 2004	$2.61	$0.12	$2.60
Fiscal Year 2003	$0.60	$0.04	$0.60
Fiscal Year 2002	$1.15	$0.35	$0.35
Fiscal Year 2001	$0.80	$0.35	$0.52

Table Number 7 lists the high, low and closing prices of the Company’s common share trading on the NASD Over-The-Counter Bulletin Board for the last 6 months and for each fiscal period since the shares began trading on November 26, 2002.

Table No. 6a*

NASD Bulletin Board Stock Trading Activity

(United States Dollars)

Period Ended	High	Low	Close

September 2005	$0.54	$0.41	$0.42
August 2005	$0.46	$0.36	$0.46
July 2005	$0.43	$0.34	$0.40
June 2005	$0.40	$0.34	$0.35
May 2005	$0.40	$0.33	$0.36
April 2005	$0.54	$0.38	$0.39

Quarter ended April 30, 2005	$0.54	$0.38	$0.39
Quarter ended January 31, 2005	$0.63	$0.40	$0.50
Quarter ended October 31, 2004	$0.63	$0.39	$0.50
Quarter ended July 31, 2004	$0.91	$0.50	$0.51

Quarter ended April 30, 2004	$1.22	$0.67	$0.81
Quarter ended January 31, 2004	$1.83	$0.95	$1.14
Quarter ended October 31, 2003	$1.93	$0.57	$1.57
Quarter ended July 31, 2004	$0.73	$0.40	$0.46

Quarter ended April 30, 2003	$1.81	$1.35	$1.80
Quarter ended January 31, 2003	$1.40	$0.82	$1.38

Fiscal Year 2005	$0.91	$0.38	$0.39
Fiscal Year 2004	$1.93	$0.40	$0.81
Fiscal Year 2003	$1.81	$0.82	$1.80

Table No. 6b*

Berlin Stock Exchange Stock Trading Activity

(Euros)

Period Ended	High	Low	Close

September 2005	0.40	0.34	0.34
August 2005	0.35	0.31	0.35
July 2005	0.34	0.30	0.32
June 2005	0.30	0.28	0.29
May 2005	0.27	0.26	0.26
April 2005	0.40	0.30	0.31

Quarter ended April 30, 2005	0.40	0.30	0.31
Quarter ended January 31, 2005	0.45	0.32	0.38
Quarter ended October 31, 2004	0.47	0.30	0.40
Quarter ended July 31, 2004	0.75	0.39	0.39

Quarter ended April 30, 2004	0.96	0.59	0.65
Quarter ended January 31, 2004	1.54	0.70	0.92
Quarter ended October 31, 2003	1.67	0.54	1.26
Quarter ended July 31, 2003	0.63	0.38	0.42

Quarter ended April 30, 2003	0.54	0.42	0.53
Quarter ended January 31, 2003	0.43	0.38	0.43

Fiscal Year 2005
Fiscal Year 2004	0.54	0.38	0.53

Table No. 6c*

Frankfurt Stock Exchange Stock Trading Activity

(Euros)

Period Ended	High	Low	Close

September 2005	0.41	0.33	0.35
August 2005	0.36	0.30	0.35
July 2005	0.35	0.28	0.33
June 2005	0.32	0.27	0.29
May 2005	0.31	0.26	0.29
April 2005	0.42	0.30	0.31

Quarter ended April 30, 2005	0.43	0.33	0.31
Quarter ended January 31, 2005	0.48	0.33	0.39
Quarter ended October 31, 2004	0.50	0.30	0.37
Quarter ended July 31, 2004	0.75	0.39	0.42

Quarter ended April 30, 2004	0.95	0.58	0.70
Quarter ended January 31, 2004	1.54	0.75	0.93
Quarter ended October 31, 2003	1.67	0.50	1.33
Quarter ended July 31, 2004	0.63	0.39	0.41

Quarter ended April 30, 2003	0.54	0.42	0.54

Fiscal Year 2005	0.75	0.30	0.31
Fiscal Year 2004	0.54	0.42	0.54

*Prices in all stock trading tables have been adjusted to reflect a 3 for 1 forward stock split effective August 15, 2004; a 2 for 1 forward stock split effective July 11, 2001; and a 1 for 7 reverse stock split effective August 15, 2002.

ITEM 10. Additional Information

As of April 30, 2005, the Company was authorized to issue 300,000,000 common shares without par value and had 44,768,502 shares issued and outstanding.

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

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Business Corporations Act of British Columbia.  Unless the Corporations Act or the Company's Articles or memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority of the shares represented at the shareholders' meeting.

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

The restrictions contained in the Escrow Agreement provide that the Escrowed Shares may not be traded in, dealt with in any manner whatsoever, or released, nor may the Issuer, its transfer agent, or escrow holder make any transfer or record any trading of the Escrowed Shares without the consent of the Executive Director of the British Columbia Securities Commission (“BCSC”), or, while the common shares are listed on the Exchange, without the consent of the TSX Venture Exchange.

A holder of Escrowed Shares who ceases to be a principal, as that term is defined in Local Policy Statement 3-07 of the BCSC, dies or becomes bankrupt, shall be entitled to retain any Escrowed Shares held by him and shall not be obligated to transfer or surrender the Escrowed Shares to the Company or any other person.

Generally, the British Columbia Securities Commission and the TSX Venture Exchange policies provide that holders of performance shares of a natural resource issuer will be entitled to the pro-rata release of those performance shares on the basis of 15% of the original number of performance shares for every $100,000 expended on exploration and development of a resource property by an issuer, or by a person other that the issuer in order to earn an interest in the resource property, but only in respect of that proportion of the expenditures equal to the issuer’s remaining proportionate interest in the resource property after the person’s interest has been earned. No more than 50% of the original number of performance shares; however, may be released in any 12 month period.  Where administrative expenses exceed 33% of total expenditures during the period on which the calculation is based, (a) the pro-rata release factor of 15% will be reduced to 7.5%, and (b) the percentage of the original number of performance shares available for release in any 12 month period will be reduced to 25%.  Any escrowed shares not released at the expiration of ten years from August 21, 1998 will be automatically cancelled.

As of April 30, 2005, the end of the most recent Fiscal Year, there were 321,427 (2004 – 528,105) common shares of the Company remaining in escrow. It is anticipated the remaining shares will be released from escrow in 2006.

Flow-Through Shares

Proceeds from the sale of Flow-Through common shares that are used to fund exploration work in Canada may qualify for tax credits under Section 66 of the Income Tax Act of Canada. Qualifying expenditures made by eligible individuals and corporations conducting exploration in Canada may receive tax credits.

Common shares of exploration companies which are issued under the program are known as “Flow-Through” shares as the Company making the qualified expenditures flow-through such tax credits received to the purchasers of these specific common shares. During fiscal 2004, the Company issued 345,000 Flow-Through common shares for proceeds of $586,500. During fiscal 2005, the Company issued 330,000 Flow-Through common shares for proceeds of $231,000. Under the sales, it is the Company’s intention to distribute any credits received under the program to the purchasers of the Flow-Through shares.

Stock Options

At the Annual and Extraordinary General Meeting of Shareholders scheduled for October 17, 2005, shareholders have been asked to approve a new stock option plan (the “Plan”) for the Company. This Plan will replace the previous stock option plan approved by shareholders at the Annual and Extraordinary General Meeting held on October 20, 2004.

Under the Plan, 8,953,700 common shares will be reserved for issuance pursuant to the exercise of options granted pursuant to the Plan. Eligible persons under the Plan will include any director, officer, employee, consultant or management company employee of the Company or any affiliate of the Company designated by the directors under the Plan. The Plan will be administered by the Board of Directors or a committee thereof. At the time an option is granted, the board will also determine the exercise price of the option which, subject a minimum price of $0.10, shall be equal to the closing price of the common shares on the TSX Venture Exchange on the day immediately preceding the date of grant, and any vesting criteria or other restrictions with respect to the exercisability of the option.

Options will vest in equal installments as approved by the Board of Directors and as under the policies of the TSX Venture Exchange. Currently, those policies provide that minimum vesting requirements shall be 12.5% of the option grant upon TSX Venture Exchange approval and 12.5% for every three months thereafter.

For approval, a majority of Disinterested Shareholders must vote to approve the Plan. The Plan will become effective upon approval by both shareholders and the TSX Venture Exchange. A copy of the proposed Plan has been filed as an exhibit to this annual report.

As of September 5, 2005, Table No. 7 details the number of common stock options outstanding.

Table No. 7

Stock Options Outstanding

Name	Title	Number of Shares of Common Stock*	Exercise Price	Expiration Date

Brian Bass (1)	President, CEO and Director	300,000 1,000,000	$0.25 $0.82	11/08/07 5/17/09

Stanley Herdman	Chief Financial Officer	400,000	$0.82	5/17/09

Christopher Dyakowski	Secretary and Director	300,000 50,000	$0.25 $0.82	11/08/07 5/17/09

William Schmidt	Director	50,000	$0.82	10/31/08

George Stubos	Director (2)	500,000	$0.82	10/31/08

Consultants (4 persons)		300,000 500,000 100,000 500,000	$0.25 $0.82 $0.82 $0.82	8/11/07 10/31/08 10/31/08 05/17/09

Total Officers/Directors/Employees/Consultants		3,700,000

* All share numbers reflect a 3 for 1 forward split effective August 15, 2003

(1)

The 300,000 options exercisable at $0.25 until 8/11/07 are registered in the name of 999246 Alberta Ltd. which is owned by Brian Bass.

(2)

These options are registered in the name of Prominex Financial Services which is owned by George Stubos.

(3)

During fiscal 2005, 100,000 options issued to consultants had the exercise price adjusted to $0.82 from $1.95.

Stock Purchase Warrants

As of September 5, 2005, the Company had 2,010,736 warrants (after adjusting for the 3 for 1 forward stock split) outstanding at the following exercise price and expiry dates:

Number of Warrants/Shares	Exercise Price	Expiry Date

390,736	$2.00	December 31, 2005
1,620,000	$0.82	June 11, 2006

2,010,736 Total

Changes in Share Capital

In the past 3 Fiscal Years, the Company has issued common stock for the following:

During the fiscal year ended April 30, 2004, the Company completed one private placement:

On June 14, 2004, the Company completed a non-brokered private placement of 1,620,000 common share units at a price of $0.70 for net proceeds of $1,134,000. Each unit consists of one common share and one common share purchase warrant, with each warrant exercisable at $0.82 until June 11, 2006. 330,000 of the units were flow-through common shares.

In addition to the private placement, the Company issued 1,500,000 common shares pursuant to the exercise of common stock warrants for proceeds of $90,000; and issued 300,000 common shares pursuant to the exercise of common stock options for proceeds of $75,000.

During the fiscal year ended April 30, 2004, the Company completed three private placements:

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

During the fiscal year ended April 30, 2003, the Company completed seven private placements:

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

The TSX Venture Exchange

The TSX Venture Exchange (“TSX-V”) is a result of the acquisition of the Canadian Venture Exchange by the Toronto Stock Exchange.

The TSX Venture Exchange was a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange which took place on November 29, 1999. On August 1, 2001, the Toronto Stock Exchange completed its purchase of the Canadian Venture Exchange from its member firms and renamed the Exchange the TSX Venture Exchange. The TSX-V currently operates as a complementary but independent exchange from its parent.

The initial roster of the TSX-V was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Toronto, Montreal and Winnipeg Stock Exchanges. The TSX-V is a venture market as compared to the Toronto Stock Exchange, which is Canada’s senior market, and the Montreal Exchange which is Canada’s market for derivatives products.

The TSX-V currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal.  These service centers provide corporate finance, surveillance and marketing expertise.  The corporate office for the TSX-V is located in Calgary and the operations office is located in Vancouver.

The TSX-V is a self-regulating organization owned and operated by the TSX Group.  It is governed by representatives of its member firms and the public.

The TSX Group acts as a business link between TSX Venture Exchange members, listed companies and investors. TSX-V policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

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

The market surveillance department issues TSX-V notices to inform the public of halts, suspensions, delists and other enforcement actions.  All TSX-V notices can be found on the TSX website at www.tse.com.  In the public interest, trading halts or suspensions are maintained until the surveillance department is satisfied that there is adequate disclosure of the company’s affairs and a level playing field for investors. By Exchange policy, the department also reviews and approves certain types of transactions for all TSX listed companies. These types of transactions includes option grants, private placements and other share issuances, mergers and acquisitions, property-asset acquisitions and dispositions, loans, bonuses and finder’s fees, changes of business, name changes, stock splits, and related party transactions. If the Exchange’s review of such transactions finds them to be contrary to the public interest or is in violation of policy, approval for the transaction will be denied and any action taken by the company towards the completion of the transaction must be reversed.

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

Material Contracts

Currently, the Company has 4 material contracts in effect.

1.

Under an agreement dated April 7, 2005 between the Company and Rolling Thunder Exploration Inc., the Company granted Rolling Thunder Exploration Inc. the option to earn a 60% interest in the Boundary Lake property from San Telmo. The agreement is considered to be “non-arms length” as Brian Bass, President and CEO of San Telmo, is a director of Rolling Thunder.

Under the agreement, Rolling Thunder must purchase, on or before September 15, 2005, 2 miles of seismic data on or within 1 mile of the Boundary Lake property. If necessary, Rolling Thunder shall pay to have the data interpreted and reprocessed. On or before November 15, 2005, Rolling Thunder shall elect in writing to either drill a test well at a location of its choice at Boundary Lake or relinquish its option. If Rolling Thunder elects to drill the test well, it must begin drilling a well within 60 days, subject to surface access, drill rig availability, and regulatory approval.

Upon the drilling of the test well to the contract depth, Rolling Thunder will earn, to the base of the deepest formation penetrated

a)

In the spacing unit containing the test well, 100% San Telmo’s working interest, with San Telmo retaining a convertible gross overriding royalty of 5-15% on oil, and 15% on natural gas. Rolling Thunder will earn a 60% interest in the balance of the section containing the test well. San Telmo may convert its royalty at payout to a 40% working interest; and

b)

60% of San Telmo’s interest in N1/2 Section 21.

The agreement also estabilished an area of mutual interest encompassaing the lands within one mile of the property. The area of mutual interest will be as to the post farmout earned working interests and will be in force for a period of two years from the signing of the agreement.

2.

Under an agreement dated April 7, 2005, the Company granted Rolling Thunder Exploration Inc. the option to earn a 55% interest in the Gold Creek property from San Telmo. The agreement is considered to be “non-arms length” as Brian Bass, President and CEO of San Telmo, is a director of Rolling Thunder.

Under the agreement, Rolling Thunder must purchase, on or before September 15, 2005, 2 miles of seismic data on or within 1 mile of the Gold Creek property. If necessary, Rolling Thunder shall pay to have the data interpreted and reprocessed. On or before November 15, 2005, Rolling Thunder shall elect in writing to either drill a test well at a location of its choice at Gold Creek or relinquish its option. If Rolling Thunder elects to drill the test well, it must begin drilling a well within 60 days, subject to surface access, drill rig availability, and regulatory approval.

Upon the drilling of the test well to the contract depth, Rolling Thunder will provide San Telmo with all log and test information. San Telmo will have 24 hours to either

a)

elect to participate in the casing, completion, equipping and tying in of the well to maintain a 45% interest in the property; or

b)

farmout its entire interest in the property to Rolling Thunder in exchange for a gross non-convertible overriding royalty of 5-15% on oil and 15% on natural gas.

The agreement also established an area of mutual interest encompassing the lands within one mile of the property. The area of mutual interest will be as to the post farmout earned working interests and will be in force for a period of two years from the signing of the agreement.

3.

Under an agreement dated April 7, 2005, the Company granted Rolling Thunder Exploration Inc. the option to earn a 60% interest in the Mitsue property from San Telmo. The agreement is considered to be “non-arms length” as Brian Bass, President and CEO of San Telmo, is a director of Rolling Thunder.

Under the agreement, Rolling Thunder must purchase, on or before October 15, 2005, 2 miles of seismic data on or within 1 mile of the Mitsue property. If necessary, Rolling Thunder shall pay to have the data interpreted and reprocessed. On or before December 15, 2005, Rolling Thunder shall elect in writing to either drill a test well at a location of its choice at Mitsue or relinquish its option. If Rolling Thunder elects to drill the test well, it must begin drilling a well within 60 days, subject to surface access, drill rig availability, and regulatory approval.

Upon the drilling of the test well to the contract depth, Rolling Thunder will earn, to the base of the deepest formation penetrated

a)

In the spacing unit containing the test well, 100% San Telmo’s working interest, with San Telmo retaining a convertible gross overriding royalty of 5-15% on oil, and 15% on natural gas. Rolling Thunder will earn a 60% interest in the balance of the section containing the test well. San Telmo may convert its royalty at payout to a 40% working interest; and

b)

60% of San Telmo’s interest the balance of the earning block.

The agreement also estabilished an area of mutual interest encompassaing the lands within one mile of the property. The area of mutual interest will be as to the post farmout earned working interests and will be in force for a period of two years from the signing of the agreement.

4.

Under an agreement dated in April 2005, the Company granted Rolling Thunder Exploration Inc. the option to earn a 60% interest in San Telmo’s 50% interest in the Morinville property. The agreement is considered to be “non-arms length” as Brian Bass, President and CEO of San Telmo, is a director of Rolling Thunder.

Under the agreement, Rolling Thunder must purchase, on or before September 15, 2005, 2 miles of seismic data on or within 1 mile of the Morinville property. If necessary, Rolling Thunder shall pay to have the data interpreted and reprocessed. On or before November 15, 2005, Rolling Thunder shall elect in writing to either drill a test well at a location of its choice at Morinville or relinquish its option. If Rolling Thunder elects to drill the test well, it must begin drilling a well within 60 days, subject to surface access, drill rig availability, and regulatory approval.

Upon the drilling of the test well to the contract depth, Rolling Thunder will earn, to the base of the deepest formation penetrated

a)

In the spacing unit containing the test well, 100% of San Telmo’s 50% working interest, with San Telmo retaining a convertible gross overriding royalty of 5-15% on oil, and 15% on natural gas. Rolling Thunder will earn a 60% interest in the balance of San Telmo’s 50% working interest the section containing the test well. San Telmo may convert its royalty at payout to a 40% working interest; and

b)

60% of San Telmo’s 50% interest (30% total) of the balance of the earning block.

The agreement also established an area of mutual interest encompassing the lands within one mile of the property. The area of mutual interest will be as to the post farmout earned working interests and will be in force for a period of two years from the signing of the agreement.

Copies of these material contracts have been filed as exhibits to this annual report.

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

Item 16B.  Code of Ethics

The Company does not currently have a formal Code of Ethics.

Item 16C.  Principal Accountant Fees and Services

The following table details the fees paid by the Company to Amisano Hanson, Chartered Accountants, for professional services provided to the Company for fiscal years 2004 and 2005, ended April 30.

	Fiscal Year Ended April 30
	2004	2005
Audit Fees:
Audit Fees:	$ 28,462	$ 28,000
Audit Related Fees (1):		1,600
Tax Fees	2,200
Other Fees

Total Fees:	$ 30,662	$ 29,600

(1)  Audit Related Fees include an audit of the Company’s escrow agreement.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Part III

ITEM 17. FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as disclosed in Note 14 to the financial statements included herein.  The value of the U.S. Dollar in relation to the Canadian Dollar was 1.16 as of September 30, 2005.

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

Audited Financial Statements for the period ending April 30, 2005.

Auditor’s Report, dated August 4, 2005.

Consolidated Balance Sheets at April 30, 2005 and 2004.

Consolidated Statements of Earnings (Loss) for the years ended April 30, 2005, 2004, and 2003.

Consolidated Statements of Cash Flows for the years ended April 30, 2005, 2004, and 2003.

Consolidated Statements of Retained Earnings (Deficit) for the years ended April 30, 2005, 2004, and 2003.

Notes to Consolidated Financial Statements

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS (cont.)

(B)  Index to Exhibits:

1. Amended Certificate of Incorporation, Certificate of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws (Previously Filed)

2. Instruments defining the rights of holders of the securities being registered – N/A
3. Voting Trust Agreements – N/A
4. Material Contracts Not Applicable
5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries San Telmo Energy Inc., an Alberta Corporation
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10.Other documents Copy of the Company’s Proposed Stock Option Plan Material Contracts Disclosure Committee Charter
SIGNATURE PAGE

SAN TELMO ENERGY LTD.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2005 and 2004

(Stated in Canadian Dollars)

A PARTNERSHIP OF INCORPORATED PROFESSIONALS

   AMISANO HANSON

CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders,

San Telmo Energy Ltd.

We have audited the consolidated balance sheets of San Telmo Energy Ltd. as at April 30, 2005 and 2004 and the consolidated statements of operations, cash flows and shareholders’ equity for each of the years in the three year period ended April 30, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of San Telmo Energy Ltd. as at April 30, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended April 30, 2005 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

“AMISANO HANSON”

August 4, 2005

Chartered Accountants

COMMENTS BY AUDITORS FOR U. S. READERS ON CANADA-U.S REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company’s ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements, the Company has not yet achieved profitable operations, has accumulated significant losses since inception and has a working capital deficiency of $1,966,919, which raises substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The standards of the Public Company Accounting Oversight Board (United States of America) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements and changes in accounting principles that have been implemented in the consolidated financial statements. As discussed in Note 3 to the accompanying financial statements, the Company changed its method of accounting for asset retirement obligations (CICA Handbook Section 3110) and flow-through shares (CICA emerging issue committee abstract no. 146). Our report to the shareholders dated August 4, 2005 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such a change in accounting policy in the Auditors’ Report when the change in accounting policy is properly accounted for and adequately disclosed in the financial statements.

Vancouver, Canada

“AMISANO HANSON”

August 4, 2005

Chartered Accountants

SAN TELMO ENERGY LTD.
CONSOLIDATED BALANCE SHEETS
April 30, 2005 and 2004
(Stated in Canadian Dollars)

ASSETS	2005	(Reclassified Note 16) 2004

Current
Cash	$ 58,474	$ 66,733
GST receivable	-	175,125
Accounts receivable	1,219,047	125,373
Tax credit receivable	293,623	-
Prepaid expenses – Note 11	161,748	78,558

	1,732,892	445,789
Equipment – Note 4	38,769	27,131
Oil and gas properties – Note 5 and Schedule 1	7,481,375	6,244,099

	$ 9,253,036	$ 6,717,019

LIABILITIES

Current
Bank indebtedness – Note 7	$ 2,124,106	$ -
Accounts payable and accrued liabilities	1,490,293	2,063,589
GST payable	73,639	-
Due to related parties – Note 11	11,773	6,622
Loan payable – Note 8	-	629,195

	3,699,811	2,699,406
Asset retirement obligation - Note 9	172,662	-

	3,872,473	2,699,406

SHAREHOLDERS’ EQUITY

Share capital – Note 10	10,414,878	9,079,738
Contributed surplus – Note 10	2,536,500	816,500
Deficit	(7,570,815)	(5,878,625)

	5,380,563	4,017,613

	$ 9,253,036	$ 6,717,019

Nature and Continuance of Operations – Note 1 Commitments – Notes 5, 7, 8, 9 and 10 Subsequent Events – Note 15

APPROVED BY THE DIRECTORS:

“William E. Schmidt”

Director

“George Stubos”             Director

SEE ACCOMPANYING NOTES

SAN TELMO ENERGY LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended April 30, 2005, 2004 and 2003
(Stated in Canadian Dollars)

	2005	(Reclassified Note 16) 2004	2003
Revenue Sales, net of royalties	$ 4,244,764	$ 328,196	$ 164,291
Cost of sales Depletion	1,758,176	257,305	32,430
Site restoration	54,851	-	-
Production	927,749	53,996	-
Transportation	246,689	-	-
	2,987,465	311,301	32,430
Gross operating income	1,257,299	16,895	31,861
Expenses Amortization	9,369	8,676	8,247
Business promotion and development	20,457	334,592	808,651
Consulting fees – Note 11	185,362	116,684	395,171
Directors’ fees – Note 11	57,500	-	-
Filing fees	14,410	37,829	29,737
Interest and bank charges – Note 11	109,215	33,177	1,405
Interest on convertible debentures	-	-	5,481
Investor relations	154,773	339,757	172,526
Lenders fees	-	60,000	-
Management fees – Note 11	141,960	165,960	160,410
Mineral properties and deferred exploration costs written-off – Note 6	-	1	7,366
Office and miscellaneous	121,860	82,938	92,155
Professional fees – Note 11	167,879	115,437	91,474
Property investigations	-	1,594	57,243
Rent – Note 11	61,252	53,244	38,542
Salaries and benefits – Note 11	106,639	-	-
Stock-based compensation	1,839,000	697,500	119,000
Telephone	8,993	8,838	8,190
Transfer agent fees	10,096	15,473	10,325
Travel	23,584	41,810	10,483
	3,032,349	2,113,510	2,016,406
Loss before other	(1,775,050)	(2,096,615)	(1,884,545)
Other: Gain on disposal of mineral property – Note 6	-	9,999	-
Loss for the year before income tax provision	(1,775,050)	(2,086,616)	(1,884,545)
Recovery of future income taxes – Note 3	82,860	-	-
Net loss for the year	$(1,692,190)	$(2,086,616)	$(1,884,545)
Basic and diluted loss per share	$ (0.04)	$ (0.06)	$ (0.16)
Weighted average number of shares outstanding	42,975,349	37,604,338	11,875,548

SEE ACCOMPANYING NOTES

SAN TELMO ENERGY LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended April 30, 2005, 2004 and 2003
(Stated in Canadian Dollars)

	2005	2004	2003
Operating Activities Net loss for the year	$ (1,692,190)	$ (2,086,616)	$ (1,884,545)
Add (deduct) items not involving cash: Amortization	9,369	8,676	8,247
Capital assets written-off	-	-	9,178
Depletion and accretion	1,813,027	257,305	32,430
Gain on disposal of mineral property	-	(9,999)	-
Lenders fee	-	60,000	-
Mineral properties and deferred exploration costs written off	-	1	7,366
Non-cash compensation charge	1,839,000	697,500	119,000
Recovery of future income taxes	(82,860)	-	-
Changes in non-cash working capital items: GST receivable/payable	248,764	(138,897)	(30,547)
Accounts receivable	(1,093,674)	42,218	(167,591)
Tax credit receivable	(293,623)	-	-
Prepaid expenses	(83,190)	(67,728)	(10,830)
Accounts payable and accrued liabilities	(573,296)	1,975,015	110,085
Due to related parties	5,151	600	(2,214)
	96,478	738,075	(1,809,421)
Financing Activities Bank indebtedness	2,124,106	-	-
Issuance of shares	1,299,000	2,857,598	3,711,769
Loan payable/repayment	(629,195)	629,195	-
Repayment of convertible debentures	-	(28,125)	(24,375)
	2,793,911	3,458,668	3,687,394
Investing Activities Proceeds from sale of oil and gas property and equipment (net)	-	-	77,000
Deferred exploration expenditures	-	-	(1,097)
Oil and gas properties costs	(2,877,641)	(5,301,753)	(1,080,691)
Proceeds from sale of mineral property	-	10,000	-
Acquisition of equipment	(21,007)	(1,343)	(22,468)
	(2,898,648)	(5,293,096)	(1,027,256)
Increase (decrease) in cash for the year	(8,259)	(1,096,353)	850,717
Cash, beginning of year	66,733	1,163,086	312,369
Cash, end of year	$ 58,474	$ 66,733	$ 1,163,086
Supplemental disclosure of cash flow information: Cash paid for: Interest	$ 79,292	$ 3,982	$ 5,551
Income Taxes	$ -	$ -	$ -

Non-cash Transaction – Note 13

SAN TELMO ENERGY LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
for the years ended April 30, 2005, 2004 and 2003
(Stated in Canadian Dollars)

	Common Stock		Contributed Surplus	Accumulated Deficit	Total
	Shares	Amount

Balance, April 30, 2002	5,660,565	$ 2,412,873	-	$(1,907,464)	$ 505,410

Issued pursuant to private placements	20,196,069	3,927,110	-	-	3,927,110
Share issuance costs	-	(224,641)	-	-	(224,641)
Issued pursuant to a debt settlement	61,470	37,497	-	-	37,497
Issued pursuant to exercise of stock options	30,000	7,500	-	-	7,500
Issued pursuant to exercise of warrants	30,000	1,800	-	-	1,800
Stock-based compensation charge	-	-	119,000	-	119,000
Net loss for the year ended April 30, 2003	-	-	-	(1,884,545)	(1,884,545)
Balance, April 30, 2003	25,978,104	6,162,140	119,000	(3,792,009)	2,489,131
Issued pursuant to a private placements	12,248,545	1,017,200	-	-	1,017,200
Issued pursuant to exercise of stock options	120,000	30,000	-	-	30,000
Issued pursuant to private placement	1,395,304	1,568,148	-	-	1,568,148
Issued for finder’s fee	30,049	-	-	-	-
Issued for lender’s fee	37,500	60,000	-	-	60,000
Issued pursuant to exercise of stock options	789,000	197,250	-	-	197,250
Issued pursuant to exercise of warrants	750,000	45,000	-	-	45,000
Stock-based compensation charge	-	-	697,500	-	697,500
Net loss for the year ended April 30, 2004	-	-	-	(2,086,616)	(2,086,616)
Balance, April 30, 2004	41,348,502	9,079,738	816,500	(5,878,625)	4,017,613

Cont’d…

SAN TELMO ENERGY LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

for the years ended April 30, 2005, 2004 and 2003

(Stated in Canadian Dollars)

	Common Stock		Contributed Surplus	Accumulated Deficit	Total
	Shares	Amount

Balance, April 30, 2004	41,348,502	9,079,738	816,500	(5,878,625)	4,017,613
Issued pursuant to a private placements	1,620,000	1,134,000	-	-	1,134,000
Issued pursuant to exercise of stock options	300,000	75,000	-	-	75,000
Issued pursuant to exercise of warrants	1,500,000	90,000	-	-	90,000
Transfer from contributed surplus relating to stock options exercised	-	119,000	(119,000)	-	-
Stock-based compensation charge	-	-	1,839,000	-	1,839,000
Recovery of future income tax asset – Note 3	-	(82,860)	-	-	(82,860)
Net loss for the year ended April 30, 2005	-	-	-	(1,692,190)	(1,692,190)
Balance, April 30, 2005	44,768,502	$ 10,414,878	$ 2,536,500	$ (7,570,815)	$ 5,380,563

SAN TELMO ENERGY LTD.

Schedule 1 SCHEDULE OF OIL AND GAS PROPERTIES

for the year ended April 30, 2005

						Asset
						Retirement
				Teepee		Obligation	Unproven	Accumulated	2005
	Mahaska	McLeod	Gordondale	Creek	Drywells	Costs	Properties	Depletion	Total

Balance, beginning of the year	$ 388,425	$1,012,609	$ 1,829,462	$ -	$ 1,698,224	$ 7,581	$ 1,597,533	$ (289,735)	$ 6,244,099
Property Acquisition Costs (reclassification)	-	(613)	(234,146)	87,257	(9,558)	-	432,559	-	274,499
Deferred Exploration Costs Completion costs	-	4,017	-	31,714	-	-	9,581	-	45,312
Drilling	-	9,484	844	826,507	81,438	-	-	-	918,273
Exploration expenditures	-	-	-	50,750	-	-	47,000	-	97,750
Facilities	-	58,895	257,408	1,233,081	-	-	-	-	1,549,384
Reclassification of costs(1)	-	-	54,584	1,171,851	-	-	(1,226,435)	-	-
	-	72,396	312,836	3,313,903	81,438	-	(1,169,854)	-	2,610,719
Other: Asset retirement obligations	-	-	-	-	-	149,922	-	-	149,922
Amortization of asset retirement obligation cost	-	-	-	-	-	-	-	(39,688)	(39,688)
	388,425	1,083,392	1,908,152	3,401,160	1,770,104	157,503	860,238	(329,423)	9,239,551
Depletion of producing resource properties	-	-	-			-	-	(1,758,176)	(1,758,176)
Balance, end of the year	$ 388,425	$1,083,392	$ 1,908,152	$ 3,401,160	$ 1,770,104	$ 157,503	$ 860,238	$ (2,087,599)	$ 7,481,375

(1) During the year ended April 30, 2005, the Teepee Creek properties have proven to have reserves and accordingly have been reclassified as producing wells.

					Asset			(Reclassified
					Retirement			Note 16)
					Obligation	Unproven	Accumulated	2004
	Mahaska	McLeod	Gordondale	Drywells	Costs	Properties	Depletion	Total

Balance, beginning of the year	$ 309,047	$ -	$ -	$ 132,992	$ -	$ 790,042	$ (32,430)	$ 1,199,651
Property Acquisition Costs	-	-	234,146	-	-	94,196	-	328,342
Deferred Exploration Costs Completion costs	12,555	151,921	465,577	-	-	-	-	630,053
Drilling	-	382,876	403,488	1,301,369	-	938,431	-	3,026,164
Exploration expenditures	15,000	21,000	20,100	15,000	-	30,000	-	101,100
Facilities	51,823	451,435	705,255	-	-	-	-	1,208,513
Reclassification of costs(1)	-	5,377	896	248,863	-	(255,136)	-	-
	79,378	1,012,609	1,595,316	1,565,232	-	713,295	-	4,965,830
Other: Asset retirement obligations	-	-	-	-	7,581	-	-	7,581
	388,425	1,012,609	1,829,462	1,698,224	7,581	1,597,533	(32,430)	6,501,404
Depletion of producing resource properties	-	-	-	-	-	-	(257,305)	(257,305)
Balance, end of the year	$ 388,425	$ 1,012,609	$ 1,829,462	$ 1,698,224	$ 7,581	$ 1,597,533	$ (289,735)	$ 6,244,099

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

SAN TELMO ENERGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2005 and 2004
(Stated in Canadian Dollars)

Note 1

Nature and Continuance of Operations

The Company is a public company whose common shares are traded on the TSX Venture Exchange and the OTC Bulletin Board. At April 30, 2005, the Company, directly and through joint ventures, is in the process of exploring its oil and gas properties located in Alberta, Canada. The recoverability of amounts shown for oil and gas properties are dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business. At April 30, 2005 the Company has not yet achieved profitable operations, has accumulated losses of $7,570,815 since inception and has a working capital deficiency of $1,966,919. Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty at this time and raise substantial doubt that the Company will be able to continue as a going concern. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities hat may be necessary should the company be unable to continue a going concern.

The Company was incorporated under the Company Act of British Columbia.

Note 2

Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. Differences with respect to accounting principles generally accepted in the United States of America are described in Note 17. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement. Actual results may differ from these estimates.

The financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

a)

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, San Telmo Energy Inc. All significant inter-company transactions and balances have been eliminated.

San Telmo Energy Ltd.

Notes to the Consolidated Financial Statements

April 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 2

Note 2

Summary of Significant Accounting Policies – (cont’d)

b)

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

Prior to January 1, 2004, impairment of oil and gas properties was based on the amount by which a cost centre’s carrying value exceeded its undiscounted future net cash flows from proved reserves using period-end, non-escalated prices and costs, less an estimate for future general and administrative expenses, financing costs and income taxes.

San Telmo Energy Ltd.

Notes to the Consolidated Financial Statements

April 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 3

Note 2

Summary of Significant Accounting Policies – (cont’d)

b)

Oil and Gas Properties – (cont’d)

Effective January 2004, Accounting Guideline 16 “Oil and Gas Accounting – Full Cost” requires the recognition and measurement process to assess impairment of oil and gas properties. In the recognition of an impairment, the carrying value of a cost centre is compared to the undiscounted future net cash flows of that costs centre’s proved reserves using estimates of future oil and gas prices and costs plus the cost of unproved properties that have been excluded from the depletion calculation. If the carrying value is greater than the value of the undiscounted future net cash flows of the proved reserves plus the cost of unproved properties excluded from the depletion calculation, then the amount of the cost centre’s potential impairment must be measured. A cost centre’s impairment loss is measured by the amount its carrying value exceeds the discounted future net cash flows of its proved and probable reserves using estimates of future oil and gas prices and costs plus the cost of unproved properties that have been excluded from the depletion calculation and which contain no probable reserves. The net cash flows of a cost centre’s proved and probable reserves are discounted using a risk-free interest rate. The amount of the impairment loss is recognized as a charge to the results of operations and a reduction in the net carrying amount of a cost centre’s oil and gas properties.

c)

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

San Telmo Energy Ltd.

Notes to the Consolidated Financial Statements

April 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 4

Note 2

Summary of Significant Accounting Policies – (cont’d)

d)

Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which to not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitment to a plan of action based on the then known facts.

e)

Equipment and Amortization

Equipment is recorded at cost. The Company provides for amortization using the declining balance method at the following annual rates:

Office furniture and equipment	20%
Computer hardware	30%
Computer software	100%

One-half of the amortization rate is taken on equipment acquired during the year.

f)

Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Fully diluted amounts are not presented when the effects of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

g)

Financial Instruments

The carrying value of cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, due to related parties and loan payable approximate fair value because of the short-term maturity of these instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

San Telmo Energy Ltd.

Notes to the Consolidated Financial Statements

April 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 5

Note 2

Summary of Significant Accounting Policies – (cont’d)

h)

Stock-based Compensation

The fair value of all share purchase options granted subsequent to April 30, 2003 is expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

i)

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

The Company has incurred mineral property and oil and gas exploration expenditures both in Canada and overseas. These expenditures will be available to be deducted in the determination of future taxable income. Accordingly, no tax benefit has been recognized in these consolidated financial statements on account of these losses.

j)

Interest in Joint Ventures

A substantial portion of the Company’s oil and gas operations are conducted jointly with others and accordingly, the financial statements reflect only the Company’s proportionate interest in such activities.

San Telmo Energy Ltd.

Notes to the Consolidated Financial Statements

April 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 6

Note 2 Summary of Significant Accounting Policies – (cont’d)

k)

Revenue Recognition

Sales of petroleum and natural gas are recognized in the period in which the product is delivered to the customer and the price is determinable, persuasive evidence of an arrangement exists and collectibility is reasonably assured.

l)

General and Administrative Expenses

The Company charges all general and administrative expenses not directly related to exploration activities to operations as incurred.

m)

New Accounting Standards

Management does not believe that any recently issued, but not yet effective accounting standards if currently adopted could have a material effect on the accompanying financial statements.

Note 3

Changes in Accounting Policies

Asset Retirement Obligation

Effective for fiscal years commencing after January 1, 2004, asset retirement costs and liabilities associated with site restoration and abandonment of tangible long-lived assets are initially measured at a fair value which approximates the cost a third party would incur in performing the tasks necessary to retire such assets. The fair value is recognized in the financial statements at the present value of expected future cash outflows to satisfy the obligation (accretion expense) and the amortization of the asset retirement cost are recognized in the results of operations. The Company has adopted the policy prospectively.

As a result of this change in policy the Company recorded an asset retirement obligation of $172,662 as at April 30, 2005. Prior to adopting the new standard, the Company recognized a provision for future site restoration costs over the life of the properties of $7,581 by estimating undiscounted restoration costs.

San Telmo Energy Ltd.

Notes to the Consolidated Financial Statements

April 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 7

Note 3

Changes in Accounting Policies – (cont’d)

Flow-through Shares

In March 2004, the Canadian Institute of Chartered Accountants issued Emerging Issue Committee Abstract No. 146, Flow-through Shares, which clarifies the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures relating to flow-through shares. The Company has adopted prospectively the new recommendation for flow-through shares issued after March 19, 2004 and now records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of operations on the date that the Company renounces the deductions for investors whereas previously the tax effect was recorded as a credit to equity. As a result of this change in policy the Company recorded a recovery of future income taxes of $82,860 with a corresponding reduction to share capital for share issue expenses with respect to flow-through shares totalling $231,000 issued after March 19, 2004 and renounced to investors during the year ended April 30, 2005.

Note 4

Equipment

		2005
	Cost	Accumulated Amortization	Net
Computer software	$ 1,074	$ 537	$ 537
Computer hardware	33,324	20,803	12,521
Office furniture and equipment	38,724	13,013	25,711
	$ 73,122	$ 34,353	$ 38,769
		2004
	Cost	Accumulated Amortization	Net
Computer hardware	$ 28,164	$ 16,552	$ 11,612
Office furniture and equipment	23,951	8,432	15,519
	$ 52,115	$ 24,984	$ 27,131

San Telmo Energy Ltd.

Notes to the Consolidated Financial Statements

April 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 8

Note 5

Oil and Gas Properties

a) Proven Properties

Mahaska

By an agreement dated November 4, 2002, the Company’s wholly owned subsidiary earned a 30% interest in a test well located in the Mahaska area of Alberta, Canada. To earn this interest the Company paid 50% of the total costs incurred in preparing the test well for production.

McLeod

By a Farm-out Agreement dated July 7, 2003, the Company drilled a well, thereby earning a 100% working interest in three leases located in Alberta, Canada. The Company is required to pay an overriding royalty to a maximum of 19.5%. As consideration, the Company paid $5,377 for the mineral rights. Pursuant to a Participation Agreement dated August 7, 2003, the Company granted a 30% working interest in these leases to a participant.

Gordondale

The Company acquired a 100% interest in a ¾ section at an Alberta Crown lease sale. By a Farm-out Agreement dated August 7, 2003, the Company granted a 33% working interest in a drilling spacing unit to a participant. The participant earned a 26.4% working interest in one well. The Company initially acquired this working interest for a net amount of $78,452. The Company has acquired an additional 100% working interest in one section of a petroleum and natural gas lease for $234,146 (see also Note 5c)

Teepee Creek

In December 2002, the Company purchased a 50% working interest in two sections of a petroleum and natural gas lease at an Alberta Crown sale for a total cost of $154,500. The Company farmed into its partner’s interest by drilling two wells and now owns 100% of these rights, subject to a non-convertible override. In April 2004, the Company purchased a 100% working interest in one section of petroleum and natural gas rights for $41,200.

San Telmo Energy Ltd.

Notes to the Consolidated Financial Statements

April 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 9

Note 5

Oil and Gas Properties – (cont’d)

b)

Drywells

Timeau

By a farm-in agreement dated December 12, 2001, the Company’s wholly owned subsidiary agreed to participate in drilling the Canscot et al Timeu 6-5-64-4 well in the Province of Alberta, Canada. The farmee’s working interest in the wells ranges from 25% to 50%. The Company acquired 50% of the farmee’s interest for $67,500 and agreed to pay 25% of all costs incurred in drilling the well. During the year ended April 30, 2003 this well has been determined to be dry. During the year ended April 30, 2005 the Company participated in the drilling of a well for a 25% working interest, which was determined to be dry.

Nisku

By a farm-out Agreement dated September 23, 2002, the Company acquired a 100% working interest in six leases located in Alberta, Canada. The Company is required to pay an overriding royalty of a minimum of 2.5% to a maximum of 15%. During the year ended April 30, 2004, the well has been determined to be dry.

Whitecourt (Blueridge)

By a farm-in agreement dated February 20, 2003, the Company’s wholly owned subsidiary agreed to participate as to 50% of all of the farmee’s obligations pursuant to the farm-in agreement dated February 28, 2003 entered into by the farmee with other parties. In return, the Company has earned a 40% working interest in the petroleum and natural gas rights located in the Province of Alberta, Canada.

c)

Unproven Properties

Petroleum and Natural Gas Leases (“P & NG”)

Gold Creek

During the year ended April 30, 2004, the Company acquired a 100% working interest in a P & NG lease located in Alberta, Canada for $80,500.

During the year ended April 30, 2005, the Company entered into a farm-out and joint venture agreement with Rolling Thunder Exploration Ltd. This Company has the right to earn 55% working interest in the property by assuming 100% of the seismic and drilling cost before a specific date. The Company will have a gross overriding royalty of up to 15% convertible at its option to 45% working interest.

San Telmo Energy Ltd.

Notes to the Consolidated Financial Statements

April 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 10

Note 5

Oil and Gas Properties – (cont’d)

c) Unproven Properties – (cont’d)

Boundary Lake

During the year ended April 30, 2004, the Company acquired an additional lease of land located in Alberta, Canada for $91,252.

During the year ended April 30, 2005, the Company acquired an additional lease of land located in Alberta, Canada for $106,737.

During the year ended April 30, 2005, the Company entered into a farm-out and joint venture agreement with Rolling Thunder Exploration Ltd. This company has the right to earn a 60% working interest in the property by assuming 100% of the seismic and drilling and completion costs before a specific date. The Company will have a gross overriding royalty of up to 15% convertible at its option to 40% working interest after the payout.

Mitsue and Moriville

During the year ended April 30, 2005, the Company entered in to a farm-out agreement and joint venture agreement with Rolling Thunder Exploration Ltd. This company has the right to earn 60% working interest in the properties by assuming 100% of the seismic and drilling costs before a specified date. The Company will have a gross overriding royalty of up to 15% convertible at its option to a 40% working interest after payout.

Teepee Creek

During the year ended April 30, 2005, the Company acquired a 100% working interest in an additional lease of land located in Alberta, Canada for $132,337.

Gordondale

During the year ended April 30, 2004, the Company acquired a 100% working interest in an additional section of land in the Gordondale property for $234,146.

Note 6

Mineral Properties

During the year ended April 30, 2004, the Company disposed of all of its working interest in the Argentina properties for a consideration of $10,000. These claims were written down to a nominal amount of $1 in 2003.

During the year ended April 30, 2004, the Company abandoned its mineral interests located in Northern Quebec acquired for $4,400 in 2002. These claims were written down to a nominal amount of $1 in 2003.

San Telmo Energy Ltd.

Notes to the Consolidated Financial Statements

April 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 11

Note 7

Bank Indebtedness

	2005	2004

Cheques issued in excess of funds on hands	$ 124,106	$ -

Pursuant to a letter of agreement, the Company obtained a revolving operating demand loan of up to $5,000,000, repayable monthly, interest only at the National Bank of Canada prime rate plus 0.5% per annum.	2,000,000	-

	$2,124,106	$ -

In addition, the Company has a non-revolving acquisition/development demand loan of up to $1,500,000, repayable in monthly payments over the half-life of the reserves being financed, including interest at the National Bank of Canada prime rate plus 0.75% per annum, a treasury risk line of up to $1,000,000 and a credit card limit of $25,000.

These facilities are secured by a General Security Agreement and by a $20,000,000 debenture with a floating charge over all assets of the Company with a negative pledge and undertaking to provide fixed charges on the Company’s major producing petroleum properties. Other securities include the assignment/endorsement by the Company of all risk insurance, revenues and monies under material contracts, if applicable.

All obligations of the Company are repayable upon demand by the bank.

Note 8

Loan Payable

By an agreement dated December 5, 2003, the Company obtained a 12% loan of $600,000 from a shareholder. The loan was originally due on June 5, 2004. The Company also issued 37,500 common shares as a lenders fee at $1.60 per share. During the year ended April 30, 2005, the loan was repaid.

Note 9

Asset Retirement Obligation

Effective May 1, 2004, the Company changed its policy on accounting for liabilities associated with site restoration and abandonment of its oil and gas properties. The undiscounted amount of expected cash flows required to settle the asset retirement obligations as at April 30, 2005 was estimated at $260,000 to be settled over a six year period starting in 2011. The liability for the expected cash flows, as reflected in the financial statements at April 30, 2005, has been discounted at 8%.

San Telmo Energy Ltd.

Notes to the Consolidated Financial Statements

April 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 12

Note 10

Share Capital

a)

Authorized

300,000,000 common shares without par value.

b)

Shares Held In Escrow

As at April 30, 2005, 321,427 (2004: 528,105) common shares of the Company are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without the written consent of the regulatory authorities. These escrowed shares will be entitled to the pro-rata release on the basis of 15% of the original number (after adjustment for the share consolidation) for every $100,000 expended on exploration of the mineral properties.

No more than 50% of the original number of the 642,858 (after adjustment for share consolidation) shares may be released in any twelve-month period. Any escrowed shares not released at the expiration of ten years from August 21, 1998 will be automatically cancelled. It is anticipated that the remaining shares will be released from escrow in 2006.

c)

Share Purchase Warrants

As at April 30, 2005, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date

390,736	$2.00	December 31, 2005
1,620,000	$0.82	June 11, 2006

2,010,736

These warrants entitle the holders thereof the right to acquire one common share for each warrant held.

d)

Stock Options

Stock-based Compensation Plan

The Company has granted employees and directors stock options. These options are granted with an exercise price equal to the market price of the Company’s shares on the date of the grant.

A summary of the status of the stock option plan as of April 30, 2005 and 2004 and changes during the years then ended is presented below.

San Telmo Energy Ltd.

Notes to the Consolidated Financial Statements

April 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 13

Note 10

Share Capital – (cont’d)

d)

Stock Options – (cont’d)

Stock-based Compensation Plan – (cont’d)

	2005		2004
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Outstanding at beginning of year	2,175,000	$1.20	1,884,000	$0.25
Repriced	(1,100,000)	$1.95	-	-
	1,100,000	$0.82	-	-
Granted	1,900,000	$0.82	1,200,000	$1.95
Exercised	(300,000)	$0.25	(909,000)	$0.92

Outstanding at end of year	3,775,000	$0.75	2,175,000	$1.20

Outstanding and exercisable at end of year	2,675,000		1,425,000

As at April 30, 2005, the following stock options were outstanding.

Number of Shares	Exercise Price	Expiry Date

675,000	$0.25	November 8, 2007
100,000	$1.95	October 31, 2008
1,100,000	$0.82	October 31, 2008
1,900,000	$0.82	May 17, 2009
3,775,000

These options entitle the holder thereof the right to acquire one common share for each option held.

During the year ended April 30, 2005, 1,100,000 share purchase options were repriced to $0.82 from $1.95.

During the year ended April 30, 2005, the Company granted 1,900,000 share purchase options exercisable at $0.82 per share, which vest at 12.5% every three months.

San Telmo Energy Ltd.

Notes to the Consolidated Financial Statements

April 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 14

Note 10

Share Capital – (cont’d)

e)

Stock Options – (cont’d)

Stock-based Compensation Plan – (cont’d)

As disclosed in Note 2, effective for the year ended April 30, 2004, the Company has adopted the new policy to record the fair value of compensation expense on the granting of stock options. For the year ended April 30, 2004, the Company recorded a compensation charge of $697,500. These options vest at 12.5% every three months. The fair value of the stock compensation expense associated with employees and directors’ options, not recognized in the financial statements for the year ended April 30, 2003 is disclosed in the pro forma amounts below:

2003
Net loss for the year as reported	$ (1,884,545)
Stock-based compensation	(640,220)
Pro forma loss for the year	$ (2,524,765)
Pro forma basic and diluted loss per share	$ (0.21)

The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model. The assumptions used in calculating fair value are as follows:

	2005	2004	2003

Risk-free interest rate	3.25% to 4.00%	2.8%	5%
Expected option life in year	4 to 5 years	5 years	5 years
Expected stock price volatility	269%	110%	106%
Expected dividend yield	Nil	Nil	Nil

The weighted average fair value at the date of grant of the consultant and employee stock options granted were as follows:

	2005	2004	2003

Weighted average fair value	$ 0.94	$ 1.55	$ 1.19
Total options vested and repriced	1,962,500	450,000	638,000
Total fair value of options vested and repriced	$ 1,839,000	$ 697,500	$ 759,220

San Telmo Energy Ltd.

Notes to the Consolidated Financial Statements

April 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 15

Note 10

Share Capital – (cont’d)

e)

Stock Split

During the year ended April 30, 2004 the Company completed a forward stock split of its common shares on the basis of three new shares for one old share. The number of common shares issued prior to the forward stock split have been retroactively restated.

f)

Flow-through Shares

During the year ended April 30, 2005, the Company issued a total of 330,000 flow-through common shares for cash consideration of $231,000. The expenditures related to the use of the flow-through share proceeds are recorded in oil and gas properties, but are not available as a tax deduction to the Company as the tax benefit of these expenditures have been renounced to the investors.

Note 11

Related Party Transactions

The Company incurred the following charges by directors of the Company, former directors of the Company or companies with common directors:

	2005	2004	2003

Consulting fees	$ 20,000	$ -	$ 91,250
Directors’ fees	57,500	-	-
Interest	4,688	-	-
Management fees	141,960	165,960	160,410
Professional fees	25,439	36,949	45,303
Rent	27,600	53,244	27,700
Salaries and benefits	100,000	-	-
	$ 377,187	$ 256,153	$ 324,663

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At April 30, 2005, prepaid expenses include $Nil (2004: $14,130) in respect to management fees prepaid to a company controlled by a director of the Company.

The amounts due to related parties are due to directors of the Company and are non-interest bearing, unsecured and repayable on demand.

During the year ended April 30, 2005 certain directors of the Company were issued 40,000 (2004: Nil) common shares for total proceeds of $28,000 (2004: $Nil).

San Telmo Energy Ltd.

Notes to the Consolidated Financial Statements

April 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 16

Note 12

Credit Risk

The Company sells oil and natural gas products and grants credit to its customers in the normal course of business. Where possible, credit is extended based on an evaluation of the customer’s financial conditions and historical payment record.

Note 13

Non-cash Transaction

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statements. The following transaction was excluded from the statements of cash flows:

During the year ended April 30, 2004, the Company issued 37,500 common shares in respect to a lenders fee equivalent to $60,000.

Note 14

Income Taxes

Total income tax recovery varies from the amounts that would be computed by applying the statutory income tax rate to loss before income taxes for the following reasons:

	2005	2004
Average statutory income tax rate	33.75%	35.93%
Income tax recovery on loss before income taxes	$ (600,331)	$ (749,695)
Increase (decrease) in income taxes resulting from: Amortization of equipment and intangible asset	101,066	96,100
Other	5,475	2,793
Provincial royalties and other levies	186,859	26,405
Resource allowance	(280,110)	(2,325)
Stock based compensation	659,613	250,179
Application of prior years losses	(243,928)	-
Change in the valuation allowance for future income tax assets	88,496	376,543
Income tax expense (recovery)	$ (82,860)	$ -

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporation income tax rates, are as follows:

San Telmo Energy Ltd.

Notes to the Consolidated Financial Statements

April 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 17

Note 14

Income Taxes – (cont’d)

	2005	2004
Future income tax assets:
Non-capital losses carried forward	$ 1,275,771	$ 1,378,272
Resource deductions	92,129	109,159
Capital cost allowance	12,275	2,906
Valuation allowance for future income tax assets	(1,380,175)	(1,490,337)

Net future income tax assets	$ -	$ -

Management considers it more-likely-than-not that the amounts will not be utilized and accordingly a full valuation allowance has been applied.

The Company has accumulated non-capital losses totalling $3,556,651 that can be utilized to offset taxable income of future years. These losses expire as follows:

2006	$ 124,812
2007	79,957
2008	103,034
2009	222,678
2010	1,489,726
2011	1,046,937
2012	489,507

$ 3,556,651

The Company has accumulated Canadian and foreign exploration and development expenses and Canadian oil and gas expenses totalling $7,717,051 available to offset taxable income of future years at various rates per year.

Note 15

Subsequent Events

Subsequent to April 30, 2005, the Company acquired a 50% working interest in a petroleum and natural gas lease from the Alberta Department of Energy Crown sale for a total consideration of $154,489.

Note 16

Comparative Figures

Certain comparative figures for the year April 30, 2004, have been reclassified to conform to the presentation adopted in the current year.

San Telmo Energy Ltd.

Notes to the Consolidated Financial Statements

April 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 18

Note 17

Differences Between Generally Accepted Accounting Principles in Canada and the United States of America

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America.

The Company’s accounting principles generally accepted in Canada (“Canadian GAAP”) differ from accounting principles generally accepted in the United States of America (“US GAAP”) as follows:

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

b)

Flow-Through Shares

In accordance with US GAAP, proceeds from the sale of flow-through shares are allocated amongst the fair value of the stock issued and the price the investor pays. The difference between the fair value and the price paid is recognized as a liability for accounting purposes. The liability is relieved and the corresponding future tax liability is recorded when the Company renounces its exploration expenditures to the flow-through share investors. The Company issued flow-through shares at fair market value in the years ended April 30, 2005 and 2004. During the year ended April 30, 2005 and 2004, all amounts renounced have been expended and the liability account relating to the flow-through expenses was $Nil.

Under Canadian GAAP, the company recorded a recovery of future income taxes with a corresponding reduction to share capital of $82,860 with respect to flow-through shares totalling $231,000 issued after March 19, 2004 and renounced to investors during the year ended April 30, 2005. Under US GAAP, a recovery of future income taxes with a corresponding reduction to share capital is not recorded in the year flow-through shares are renounced.

c)

New Accounting Standards

Management does not believe that any recently issued, but not yet effective accounting standards if currently adopted could have a material effect on the accompanying financial statements.

San Telmo Energy Ltd.

Notes to the Consolidated Financial Statements

April 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 19

Note 17

Differences Between Generally Accepted Accounting Principles in Canada and the United States of America – (cont’d)

d)

The impact of the foregoing on the financial statements is as follows:

Balance Sheets	2005	2004

Total assets per Canadian and US GAAP	$ 9,253,036	$ 6,717,019

Total liabilities per Canadian and US GAAP	$ 3,872,473	$ 2,699,406

Shareholders Equity

Deficit, per Canadian GAAP	$ (7,570,815)	$ (5,878,625)
Future income tax recovery related to flow-through shares renounced	(82,860)	-

Deficit, per US GAAP	(7,653,675)	(5,878,625)

Share capital per Canadian GAAP	10,414,878	9,079,738
Future income tax recovery related to flow-through shares renounced	82,860	-

Share capital per US GAAP	10,497,738	9,079,738

Contributed surplus	2,536,500	816,500

Total shareholders’ equity per US GAAP	$ 5,380,563	$ 4,017,613

San Telmo Energy Ltd.

Notes to the Consolidated Financial Statements

April 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 20

Note 17

Differences Between Generally Accepted Accounting Principles in Canada and the United States of America – (cont’d)

d) The impact of the foregoing on the financial statements is as follows: – (cont’d)

Statements of Loss	2005	2004	2003

Net loss per Canadian GAAP	$ (1,692,190)	$ (2,086,616)	$ (1,884,545)
Future income tax recovery related to flow-through shares renounced	(82,860)	-	-
Adjustment for mineral properties and deferred exploration incurred in previous years written off	-	1	7,367
Mineral properties and deferred exploration costs incurred during the year	-	-	(1,097)

Net loss per US GAAP	$ (1,775,050)	$ (2,086,615)	$ (1,878,275)

Basic and diluted loss per share per US GAAP	$ (0.04)	$ (0.06)	$ (0.16)

Weighted average number of shares outstanding per US GAAP	42,975,349	37,604,338	11,875,548

	2005	2004	2003
Statements of Cash Flows

Cash flows from (used in) operating activities per Canadian GAAP	$ 96,478	$ 738,075	$ (1,809,421)
Exploration expenses incurred	-	-	(1,097)

Cash flows from (used in) operating activities per US GAAP	96,478	738,075	(1,810,518)

Cash flows from financing activities per Canadian and US GAAP	2,793,911	3,458,668	3,687,394

Cash flows from (used in) investing activities per Canadian GAAP	(2,898,648)	(5,293,096)	(1,027,256)
Exploration expenditure incurred	-	-	1,097

Cash flows from (used in) investing activities per US GAAP	(2,898,648)	(5,293,096)	(1,026,159)

Increase (decrease) in cash per US GAAP	$ (8,259)	$ (1,096,353)	$ 850,717

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

San Telmo Energy Ltd.

Registrant

Dated: October 31, 2005	Signed: /s/ Brian Bass
Brian Bass, President and Director

#