Form 20-F
period 2006-04-30
ROLLING THUNDER EXPLORATION LTD
filed 2006-12-01
CIK 1125663

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(  )

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

(X)

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

For the fiscal year ended April 30, 2006

OR

(  )

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

OR

(  )

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES

EXCHANGE ACT OF 1934

      For the transition period from                               to ______________

Commission File Number 0-30952

ROLLING THUNDER EXPLORATION LTD.

Formerly San Telmo Energy Ltd.

(Exact name of Registrant as specified in its charter)

Alberta, Canada

(Jurisdiction of incorporation or organization)

1130, 144 – 4th Avenue S.W., Calgary, Alberta, Canada, T2P 3N4

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Class A Common Stock without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Class A:

28,851,120

Class B:

     810,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ___No   xxx

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes xxx  No ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer   Accelerated filer   Non-accelerated filer  xxx

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 xxx   Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes    No    N/A  xxx

Index to Exhibits on Page 71

COMPLETION OF PLAN OF ARRANGEMENT

Rolling Thunder Exploration Ltd. (the “Company,” “Corporation,” or “Rolling Thunder”) was formed through a Plan of Arrangement (the “Plan”) between Rolling Thunder (the “Registrant”) and San Telmo Energy Ltd. (“San Telmo”).  The Court of Queen's Bench of Alberta approved the Plan effective January 12, 2006. Upon the effectiveness of the arrangement, the Registrant's common shares were deemed registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g-3 thereunder, without the filing of a registration statement therefore. Accordingly, the Registrant is a reporting issuer under the Exchange Act in succession to San Telmo and reports filed for San Telmo under the Exchange Act prior to the arrangement should be regarded as applicable to the Registrant, as successor issuer. In connection with the Plan, the Registrant has changed its name to Rolling Thunder.

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

PART I

ITEM 1. Identity of Directors, Senior Management and Advisors

Not Applicable

ITEM 2. Offer Statistics and Expected Timetable

Not Applicable

ITEM 3. Key Information

SELECTED FINANCIAL DATA

The selected financial data of the Company for fiscal 2006, 2005 and 2004 ended April 30th was derived from the consolidated financial statements of the Company that have been audited by Whitley Penn LLP,  for fiscal 2006 and Amisano Hanson, Chartered Accountants, for fiscal 2005 and 2004, as included in their audit reports included herein. The selected financial data of the Company for fiscal 2003 and 2002 ended April 30th were derived from the consolidated financial statements of the Company that were audited by Amisano Hanson, Chartered Accountants; these consolidated financial statements are not included herein.

The information in Table No. 1 was extracted from the more detailed consolidated financial statements and related notes included herein for fiscal 2006, 2005 and 2004 and should be read in conjunction with such financial statements and with the information appearing under the heading Item #5, “Operating and Financial Review and Prospects”.

Reference is made to Note 18 of the notes to consolidated financial statements of the Company included herein for a discussion of the differences, in the case of the Company, between accounting principles generally accepted in Canada (“Canadian GAAP” or “Cdn. GAAP”) and accounting principles generally accepted in the United States of America (“U.S. GAAP”), and their effect on the Company’s consolidated financial statements.

To date, the Company has not generated sufficient cash flow from operations to fund ongoing operational requirements and cash commitments.  The Company has financed its operations principally through the sale of its equity securities.  While the Company believes it has sufficient capital and liquidity to finance current operations, nevertheless, its ability to continue operations is dependent on the ability of the Company to obtain additional financing.  Refer to Item #5, “Operating and Financial Review and Prospects”.

Table No. 1 is derived from the consolidated financial statements of the Company, which have been prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP, except as disclosed in footnote 18 in the notes to consolidated financial statements.

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

	Year Ended 4/30/06	Year Ended 4/30/05	Year Ended 4/30/04	Year Ended 4/30/03	Year Ended 4/30/02

Net Sales Revenue	$6,874	$4,244	$328	$164	$0
Net Income(Loss)Cdn. GAAP	$88	($1,692)	($2,086)	($1,884)	($1,097)
Earnings(Loss) Per Share Cdn. GAAP	$0.00	($0.08)	($0.11)	($0.32)	($0.46)

Net Income(Loss)U.S. GAAP	($2,936)	($1,775)	($2,086)	($1,878)	($1,073)
Loss Per Share U.S. GAAP	($0.11)	($0.08)	($0.11)	($0.32)	($0.46)

Dividends Per Share Cdn. GAAP	Nil	Nil	Nil	Nil	Nil
Dividends Per Share U.S. GAAP	Nil	Nil	Nil	Nil	Nil
Wtd.Avg.No.Shares Cdn. GAAP	25,997	21,487	18,802	5,938	2,404
Wtd.Avg.No.Shares U.S. GAAP	25,997	21,487	18,802	5,938	2,404

Working Capital (Deficit)	($2,420)	($1,966)	($2,253)	$1,255	$275
Mineral Properties Cdn. GAAP	$0	$0	$0	$0	$6
Mineral Properties U.S. GAAP	$0	$0	$0	$0	$0
Oil and Gas Properties Cdn. GAAP	$13,183	$7,481	$6,244	$1,199	$228
Oil and Gas Properties U.S. GAAP	$13,183	$7,481	$6,244	$1,199	$228
Long Term Debt Cdn. GAAP	$0	$0	$0	$0	$33
Asset Retirement Obligation, Cdn. GAAP	$385	$172	$0	$0	$0

Shareholders’ Equity Cdn. GAAP)	$9,727	$5,380	$4,017	$2,489	$505
Shareholders’ Equity U.S. GAAP	$9,727	$5,380	$4,017	$2,489	$499
Total Assets (Cdn. GAAP)	$15,225	$9,253	$6,717	$2,611	$582
Total Assets (U.S. GAAP)	$15,225	$9,253	$6,717	$2,611	$575

*

All per share amounts have been adjusted to reflect a 3 for 1 forward stock split effective August 15, 2004, and a 1 for 7 reverse stock split effective August 15, 2002. Amounts have also been adjusted for the Plan between San Telmo and Rolling Thunder whereupon San Telmo shareholders received 0.5 Class A common shares of the new entity.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars.  References in this document to “$” and “C$” refer to Canadian dollars, unless otherwise specified; references to “US$” refer to United States dollars.

Table No. 2 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal years ended April 30, 2006; the average rates for the periods; and the range of high and low rates for the periods. For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one US Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 2

U.S. Dollar/Canadian Dollar

	Average	High	Low

Fiscal Year Ended 4/30/2006	$1.18	$1.27	$1.12
Fiscal Year Ended 4/30/2005	$1.24	$1.33	$1.18
Fiscal Year Ended 4/30/2004	$1.34	$1.41	$1.29
Fiscal Year Ended 4/30/2003	$1.53	$1.60	$1.43
Fiscal Year Ended 4/30/2002	$1.57	$1.60	$1.51

Three Months Ended 7/31/2006	$1.12	$1.14	$1.10
Three Months Ended 4/30/2006	$1.14	$1.17	$1.12
Three Months Ended 1/31/2006	$1.16	$1.20	$1.14
Three Months Ended 10/31/2005	$1.18	$1.22	$1.16

Three Months Ended 7/31/2005	$1.24	$1.27	$1.20
Three Months Ended 4/30/2005	$1.23	$1.26	$1.20
Three Months Ended 1/31/2005	$1.21	$1.24	$1.18
Three Months Ended 10/31/2004	$1.29	$1.33	$1.22

Three Months Ended 7/31/2004	$1.35	$1.40	$1.31
Three Months Ended 4/30/2004	$1.34	$1.37	$1.31
Three Months Ended 1/31/2004	$1.31	$1.33	$1.27
Three Months Ended 10/31/2003	$1.35	$1.41	$1.30

August 2006	$1.13	$1.11	$1.11
July 2006	$1.14	$1.11	$1.13
June 2006	$1.12	$1.10	$1.12
May 2006	$1.12	$1.10	$1.10
April 2006	$1.17	$1.12	$1.12
March 2006	$1.17	$1.13	$1.17

The exchange rate was $1.12 on April 30, 2006.

Risk Factors

An investment in the Common Shares of the Company must be considered speculative due to the nature of the Company’s business, the present stage of exploration and development of its oil and gas properties, and its ongoing capital requirements. In particular, the following risk factors apply:

Risks Associated with Oil and Gas Production and Exploration

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

Hydrocarbon Exploration has Substantial Operating and Drilling Hazards:

Oil and natural gas exploration operations are subject to all the risks and hazards typically associated with such operations, hazards such as well fires, explosions, blowouts, and oil spills, each of which could result in substantial damage to oil and natural gas wells, producing facilities, other property and the environment or in personal injury. Although the Company's oil and gas subsidiary and/or the operators of the wells typically maintain liability insurance in an amount which they consider adequate the nature of these risks is such that liabilities could exceed policy limits, in which event the Company as an owner of an interest in these wells could incur significant costs that could have a materially adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations. Any unforeseen hazard could have a negative effect on the Company’s operations and financial condition.

The Oil and Gas Industry is Highly Competitive:

The Company will be required to directly compete in the future with other corporations for reserve acquisitions, exploration leases, licenses, concessions, available equipment, and skilled industry personnel, with a substantial number of other oil and gas companies. Many of these other companies, both public and private, have significantly greater financial and personnel resources than the Company. Such competitors could outbid the Company for such projects, equipment or personnel, or produce oil and gas at lower costs which would have a negative effect on the Company’s operations and financial condition.

The Company Must Successfully Replace its Oil and Natural Gas Reserves:

The Company’s future oil and natural gas reserves, production and cash flows  to be derived therefrom are highly dependent on the Company’s success in exploring the current reserve base and acquiring or discovering new reserves. Without the successful addition of new reserves, any existing reserves the Company may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in the Company’s reserves will depend not only on the Company’s ability to develop any properties it may have from time to time, but also on its ability to select and acquire suitable prospects or producing properties. If the Company is unsuccessful in discovering and successfully exploiting additional reserves, it will have a negative effect on the Company’s operations and financial condition.

Oil and Gas Reserve Information is Estimated and may not be Economic to Produce:

The Company’s oil and gas reserves have been independently evaluated in accordance with applicable securities laws by AJM Petroleum Consultants. These evaluations are based, in part, on a number of assumptions and variable factors such as historical and initial production rates, production decline rates, ultimate recovery of reserves, amount and timing of capital expenditures, marketability of oil and gas production, royalty rates, future prices of oil and natural gas, operating costs, and taxes and government levies. These assumptions were based on forecasts in effect and use at the time of the preparation of the report and may be subject to change or factors outside of the Company’s control. Actual production, cash flows, and recovery rates from these reserve estimates will vary, and such variations could have a material effect on the Company’s operations and financial condition.

The Company’s Operations are Subject to Substantial Environmental Regulations:

The current and anticipated future operations of the Company require permits from various federal, territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the petroleum industry.  The Company’s exploration activities in Alberta are subject to various laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. All permits which the Company may require for future exploration may not be obtainable on reasonable terms or such laws and regulations, or new legislation or modifications to existing legislation, could have an adverse effect on any project that the Company might undertake.

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

Canada is a Signatory to the Kyoto Protocol Which Could Negatively Change Future Operations:

Canada is a signatory to the United Nation’s Framework Convention on Climate Change and has ratified the Kyoto Protocol to set legally binding targets to reduce nationwide emissions of “greenhouse gases”, including carbon dioxide, methane, and nitrous oxide. Oil and gas exploration and production and other petroleum operations and related activities emit some greenhouse gases, which may subject the Canadian oil and gas industry, including the Company, to legislation or other regulatory initiatives designed to regulate emissions of greenhouse gasses. The federal Government of Canada has proposed a Climate Change Plan for Canada, which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation as well as Provincial emission reduction requirements, may require the reduction of emissions produced by the Company’s operations and facilities. These new requirements and the additional costs required to comply could have a material effect on the Company’s operations and financial condition.

Risks Associated with the Financing of the Company

The Company has a History of Net Losses and a Working Capital Deficit. The Company Will Require Additional Debt or Equity Financing to Complete its Business Plan:

The Company has had a history of net losses since October 7, 1996 (date of incorporation).

In fiscal 2006, the Company had a net income of $88,850; in fiscal 2005, the Company had a net loss of $1,692,190; in fiscal 2004, the Company had a net loss of $2,086,616. The cumulative net loss from date of incorporation to April 30, 2006 has been $7,481,965.

As of April 30, 2006, the Company had a working capital deficit of $2,420,938. The Company intends to carry out exploration on certain of its properties during the current fiscal year as well as investigate the acquisition of additional exploration properties. The Company anticipates requiring additional funding to fulfill its plans as well as if its exploration programs are successful. There is no assurance that the Company will be able to obtain the required financing to meet its current obligations due as well as fund its anticipated work program.  Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in its oil and gas properties, dilute its interests in the properties and/or reduce or terminate its operations. Any additional funding may be available at a price that is substantially lower than that paid by other shareholders which could cause excessive dilution to current shareholders. If the Company is unable to obtain additional financing at a price and/or time acceptable to management, it would have a negative effect on the Company’s operations.

The Company Has Limited Cash Flow to Support its Business:

Four of the Company’s properties have advanced to the commercial production stage and the Company has a limited history of earnings and cash flow from operations.  The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  Historically, the primary source of funds available to the Company has been through the sale of its common shares and loans. Any future additional equity financing would cause dilution to current stockholders.

Commodity Prices May Not Support Corporate Profit:

The petroleum industry in general is intensely competitive and there is no assurance that, even if commercial quantities of oil or gas are discovered and developed, a profitable market will exist for the sale of same.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The price of natural resources are volatile over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved recovery techniques.

The Company Currently Has a Revolving Bank Loan which is Repayable On Demand:

As of April 30, 2006, the Company had a revolving demand loan of up to $5,000,000 with the National Bank of Canada which subsequent to the year-end was raised to $7,000,000 As of April 30, 2006, $950,000 was outstanding under the agreement. The loan is repayable on demand. If the lender(s) were to demand repayment and the Company was unable to make repayment under the demand terms, the Company could be forced to relinquish its ownership in certain of its property interests. If this were to occur, it would have a significant negative effect on the Company’s operations and its financial position.

The Company Currently Has Class B Common Shares, Each of Which May Be Converted into Multiple Class A Common Shares in the Future:

The Company currently has two classes of common shares outstanding, Class A and Class B shares. The common shares rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Each class of common shares has an unlimited number of shares authorized to be issued. As of April 30, 2006, there were 28,851,120 Class A common shares and 810,000 Class B common shares outstanding. The Class B common shares will be convertible at the option of the Corporation, at any time after July 31, 2008 and before July 31, 2010 into Class A shares. The number of Class A shares obtained upon conversion of each Class B share will be equal to $10.00 divided by a greater of $1.00 and the current market price of the Class A shares at the effective date of conversion. If the Corporation fails to exercise the option to convert the Class B shares into Class A shares by the close of business on July 31, 2010, then the Class B shares shall be convertible, at the option of the shareholder, at any time after August 1, 2010 and before September 1, 2010. Any Class B shares outstanding at the close of business on September 1, 2010 shall be automatically converted into Class A shares. If the price of the Company’s Class A common shares is less than $10 at the effective date of conversion, this conversion will result in a greater number of new Class A common shares being issued than Class B common shares outstanding, thus resulting in dilution to common shareholders.

Risks Relating to an Investment in the Securities of the Company

The Company has a Dependence on Key Personnel:

The Company strongly depends on the business and technical expertise of its management and key personnel.  There is little possibility that this dependence will decrease in the near term.  As the Company’s operations expand, additional general management resources will be required,. Additional personnel may not be available on terms or conditions acceptable to the Company, which would have a negative effect on the Company’s operations and financial condition.

Certain Officers and Directors May Have Conflicts of Interest:

Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other oil and gas exploration and production companies.  While the Company was engaged in the business of exploiting petroleum properties, such associations may have given rise to conflicts of interest from time to time.  The Directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter.  These conflicts could have a negative effect on the Company’s current and future operations.

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

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against the Company or its Directors, Controlling Persons and Officers:

It may be difficult to bring and enforce suits against the Company.  The Company is a corporation incorporated in Alberta under the Business Corporations Act. All of the Company’s directors and officers are residents of Canada and all of the Company’s assets and its subsidiaries are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under United States securities laws.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the U.S. Securities Act.

As a "Foreign Private Issuer”, Rolling Thunder is Exempt From the Section 14 Proxy Rules and Section 16 of the 1934 Securities Act Which May Result in Shareholders Having Less Complete and Timely Data:

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

ITEM 4. Information on the Company

Rolling Thunder is a natural resource company focused upon the acquisition, exploration and production of oil and gas properties in the Province of Alberta, Canada.

The Company's head office is located at 1130, 144 – 4th Avenue S.W., Calgary, Alberta, Canada, T2P 3N4.  The contact person is Peter Bolton, President and CEO. The telephone number is (403) 532-6220 and the facsimile number is (403) 262-0229.

The Company currently leases two offices in Calgary; The first is 1,450 square feet at $5,849 per month. This lease runs through December 28, 2006. The second space is 3,122 square feet at $6,504 per month and runs from January 1, 2006 until March 31, 2008. The lease on the second space will become a month to month lease beginning April 1, 2008 until December 31, 2011 at $7,805 per month.

The Company has an unlimited number of Class A, Class B, and preferred shares authorized. These shares have no par value. As of April 30, 2006, the end of the Company’s most recent fiscal year, there were 28,851,120 Class A common shares issued and outstanding and 810,000 Class B common shares issued and outstanding. There were no preferred shares outstanding. The Company’s Class B common shares are convertible into Class A common shares at any time, at the option of the Company, after July 31, 2008 and before July 31, 2010. After August 1, 2010 and prior to September 1, 2010, the option to convert is at the option of the shareholder. Any Class B shares outstanding at the close of business on September 1, 2010 shall be automatically converted into Class A shares. The number of Class A shares issued upon the conversion of Class B shares is equal to $10.00 divided by the greater of $1.00 and the current market price of the Class A shares at the effective date of conversion.

Plan of Arrangement between San Telmo and Rolling Thunder

On November 1, 2005, San Telmo Energy Ltd., a British Columbia Corporation, and Rolling Thunder Exploration Ltd. (“old Rolling Thunder”), an Alberta Corporation, agreed to a business combination. San Telmo would be the surviving corporation but would be renamed Rolling Thunder Exploration Ltd. (“new Rolling Thunder”). Pursuant to a plan of arrangement under section 193 of the Alberta Business Corporations Act (“ABCA”), San Telmo amalgamated with old Rolling Thunder pursuant to the provisions of the ABCA (the "Arrangement"). The former shareholders of San Telmo were given the option to receive as consideration for their San Telmo shares: (i) 0.5 Class A shares of new Rolling Thunder for each San Telmo common share held; or (ii) $0.60 cash for each San Telmo common share held; or (iii) a combination of Class A shares of new Rolling Thunder and cash, subject in all cases to a maximum aggregate cash consideration of $5,000,000. As a result, 18,217,599 Class A shares of new Rolling Thunder were issued to former holders of the common shares of San Telmo. The Arrangement was completed on January 12, 2006.

History of the Company

San Telmo was incorporated under the British Columbia Company Act on October 7, 1996 as San Telmo Resources by filing its memorandum and articles with the British Columbia Registrar of Companies. The memorandum and articles was subsequently amended on August 15, 2002 to reflect the change of name of the Company to “San Telmo Energy Ltd.” and adopted new articles under the Business Corporations Act of British Columbia at the Company’s Annual and Extraordinary General Meeting held on October 20, 2004.

San Telmo became a reporting issuer in British Columbia on November 6, 1997, upon receipt of its prospectus by the Superintendent of Brokers for British Columbia and its common shares became listed on the Vancouver Stock Exchange (now the TSX Venture Exchange) on December 1, 1997. In the initial public offering in Canada, San Telmo issued 1,000,000 shares for gross proceeds of $400,000.   On July 11, 2001, San Telmo split its issued and authorized capital on the basis of two new for each old share.  On August 15, 2002, San Telmo consolidated its issued and authorized capital on the basis of seven old for each new share. San Telmo began trading on the NASD Over-The-Counter Bulletin Board (“OTCBB”) in the United States on November 26, 2002. On August 15, 2004, San Telmo completed a 3 for 1 forward stock split of its common shares.

Old Rolling Thunder was incorporated under the ABCA on March 24, 2005. The articles of incorporation were amended on May 16, 2005 to remove the private company restrictions, reclassify the common shares as Class A shares, and create Class B shares.

Old Rolling Thunder initially sold 4,000,000 Class A common shares to its founders on May 24, 2005 at $0.25 per share for total proceeds of $1,000,000. On June 30, 2005, old Rolling Thunder completed its Initial Public Offering of 9,000 units (each unit consisting of 400 Class A common shares, at a price of $0.25 per share, and 90 Class B common shares, at a price of $10.00 per Class B share) and 3,000,000 Class A common shares at a price of $1.00 per share.

Upon the effectiveness of the Plan between San Telmo and old Rolling Thunder, the Company adopted the existing articles of Rolling Thunder.

Under the Plan completed on January 12, 2006, old Rolling Thunder and San Telmo amalgamated. San Telmo was deemed to be the acquiring entity, although the new company assumed the Rolling Thunder name. Under the Plan, former Rolling Thunder Class A shareholders received one Class A common share of new Rolling Thunder for each share held; former Rolling Thunder Class B shareholders received one share of new Class B Rolling Thunder for each share held; and San Telmo common shareholders received (i) 0.5 Class A common share of the new Rolling Thunder; or (ii) $0.60 cash for each San Telmo share held; or (c) a combination of shares and cash, subject in all cases to a maximum aggregate cash consideration of $5,000,000. As San Telmo shareholders elected to receive in excess of $5,000,000 cash consideration in the aggregate, San Telmo shareholders received $5,000,000 cash and 18,217,599 Class A common shares of new Rolling Thunder.

The Company's Class A common shares trade on the TSX Venture Exchange in Canada under the symbol "ROL.A" and its Class B shares under the symbol “ROL.B”. The Company is also listed for trading in Germany.

The Company's financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP except as noted in Note 18 of the notes to consolidated financial statements.

The Company’s 2006 fiscal year ended April 30th 2006, Subsequent to the fiscal 2006 year-end, the Company changed its fiscal year end to December 31st, beginning December 31, 2006. The reason for the change is to better align the Company’s fiscal year with other oil and gas companies. Therefore, the Company will have a transition 8-month year ending December 31, 2006 and its next full fiscal year will end on December 31, 2007.

Capital Expenditures

The Company has financed its operations primarily through the sale of common shares. During the fiscal year ended April 30, 2003, the Company wrote-off the remaining deferred exploration expenditures and several mineral properties and reduced the carrying value of these properties to a nominal amount. During fiscal 2004, the Company’s interest in the Condor property in Argentina was sold to a non-arms length party for $10,000, although the Company retains a 2% Net Smelter Royalty. The Company anticipates spending its capital on exploration and development of its oil and gas properties. Management also intends to investigate the possible acquisition and development of additional oil and gas properties.

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

In September 2000, the Company acquired a 100% interest in two properties consisting of 36 units of mineral claims in the Kamloops Mining Division of British Columbia. The Company allowed these properties to lapse and wrote off the acquisition costs and deferred expenditures during the year ended April 30, 2002.

In April 2001, the Company made the decision to investigate possible investments in the oil and gas industry. On August 30, 2001 the Company closed the acquisition of all the issued and outstanding shares of Cobra Quest Petroleum in exchange for 277,140.42 post consolidated common shares of San Telmo common stock at a deemed post-consolidated price of $3.50 per share. The acquired unit’s name was subsequently changed to San Telmo. San Telmo’s major asset was an interest in the Bellshill Property in southeastern Alberta. The property consisted of 19 producing oil wells where San Telmo’s interest in each well varied from a 10-50% working interest. The Company sold its interests in the Bellshill Property to the operator of the property, Tiverton Petroleums Ltd., in March 2002 for cash consideration of $625,000.

In December 2001, the Company entered into an agreement with CanScot Resources Ltd. covering 6,400 acres. The Company agreed to acquire a 25% working interest in the land contained in T64 R4 W5M and a 12.5% working interest in T63 R4 W5M which are contained in a contiguous block in central Alberta approximately 40 km north of Barrhead. Consideration was the reimbursement of CanScot’s costs on the acquired interest totaling $67,500. The Company also agreed to provide 25% of the costs of the drilling of the first well on the property. The wells were determined to be dry wells and abandoned.

In January 2002, the Company applied for and was awarded a 100% interest in 50 mining units totaling 2,500 hectares in the Otish Mountain region of north-central Quebec. The property is considered a diamond exploration project. The Company has not conducted any exploration on the project to date and has written down its interest in the properties to a nominal amount.

Beginning in January 2002, the Company began to acquire interests in oil and gas prospects in Alberta through Crown Land Sales, joint ventures and farm-in agreements. During the year ended April 30, 2004, the Company and/or its partners conducted exploration, including drilling, on several of these prospects.

During fiscal 2004, the Company sold its sole remaining mineral exploration property, Condor in Argentina, to Argentex Mining Corporation (“Argentex”), a public corporation traded on the OTCBB. Argentex was considered to be a non-arms length party as Christopher Dyakowski, former officer and director, was a former officer and director of Argentex. Consideration for the sale was $10,000 cash and a 2% Net Smelter Royalty (“NSR”) to the Company.

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

In April 2005, San Telmo entered into 4 agreements with old Rolling Thunder whereby old Rolling Thunder could earn a working interest of 60% in San Telmo’s Boundary Lake, Mitsue and Morrinville projects, and 55% of the Gold Creek property. To earn its interest, old Rolling Thunder had to acquire seismic data and assume 100% of the drilling and completion costs of the first well in each area. Old Rolling Thunder was required to commit to drill at Boundary Lake, Mitsue and Morrinville by November 15, 2005, and at Mitsue by December 15, 2005. These agreements were considered to be “non-arms length” as Brian Bass, former President and CEO of San Telmo, served as a Director of old Rolling Thunder.

In August 2005, the Company entered into a farm-in agreement with an independent oil and gas company on four sections of land in the Teepee Creek area of Alberta, and committed to drill one well on the property.

In September 2005, the Company acquired a 50% interest in an additional section of land at Gold Creek located in the Peace River Arch area of Alberta.

In November 2005, the Company negotiated a down-spacing and farm-in agreement on the Ensign project consisting of six land sections in southern Alberta. The agreement is contingent upon receiving down-spacing approval.

From July to December 2005, the Company added 3,520 acres (net) to its land holdings in Alberta through successful Alberta Crown land sales. These additional acres are located on the Gold Creek, Boundary Lake, Teepee Creek, and Woking projects.

In February 2006, the Company successfully negotiated a $6,500,000 credit facility with the National Bank of Canada consisting of a $5,000,000 revolving line of credit (since increased to $7,000,000 subsequent to the end of the year) and a $1,500,000 non-revolving demand loan (since increased to $3,000,000 subsequent to the end of the year).

In March 2006, the Company negotiated a farm-out and participation agreement with a local independent oil and gas company to drill a well at Gold Creek.

In May 2006, the Company farmed-in on an additional seven sections of land in the Teepee Creek area, and committed to drill one well to earn three sections, and has the option to drill two additional wells to earn the remaining four sections.

Company Subsidiaries

As of April 30, 2006, the Company had no subsidiaries. San Telmo’s wholly-owned subsidiary, San Telmo Energy Inc., was wound-up concurrent with the Plan of Amalgamation.

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

Government Regulations

The oil and gas industry is subject to several categories of government regulations. The Company’s operations are primarily affected by Environmental Regulations and Oil and Gas Production Royalties.

Environmental Regulations

All of the Company’s oil and gas operations are located in the Province of Alberta. The Company’s operations are primarily subject to the provisions of  the Environmental Protection and Enhancement Act (Alberta) and associated regulations. Spilling or otherwise releasing or permitting the release of a substance into the environment, which includes water, land and air, in an amount or concentration or at a rate that may cause a significant adverse effect is prohibited, unless authorized by regulation or by an approval. Where a substance that has caused or may cause an adverse environmental effect is released into the environment, the person responsible for the substance must, as soon as that person becomes aware of the release, take all reasonable measures to remedy and confine the effects and remove or dispose of the substance so as to maximize environmental protection. Any contamination found on, under or originating from the properties may be subject to legislated remediation requirements. A property owner and/or operator could be required to remove or remediate wastes disposed of or released by prior owners or operators. Failure to comply with these environmental laws and regulations could result in the assessment of administrative, civil or criminal penalties and, in some instances, the issuance of injunctions to limit or cease operations.

Oil and Gas Production Royalties

All of the Company’s current oil and gas operations are located in the Province of Alberta, Canada. The Company’s operations are subject to both Canadian Federal and Alberta Provincial regulations. Oil and gas production on Crown lands are subject to Crown royalties which are determined by government regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the various governments in Canada, including the Federal Government and the Alberta Provincial Government, have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced planning projects. Regulations made pursuant to the Alberta Mines and Minerals Act provide various incentives for exploring and developing oil reserves in Alberta. Oil produced from horizontal extensions commenced at least five years after the well was originally spudded may also qualify for a royalty reduction. An 8,000 m3 exemption is available to production from a qualifying well that has not produced for a 24-month period, if resuming production after February 1, 1993. Oil production from eligible new field and new pool wildcat wells and deeper pool test wells spudded or deepened after September 30, 1992 is entitled to a 12-month royalty exemption (to a maximum of $1 million). Oil produced from low productivity wells, enhanced recovery schemes (such as injection wells) and experimental projects is also subject to royalty reductions.

The Alberta government has also introduced a Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992. The new oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 30%. The old oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 35%.

In the Province of Alberta, the royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying exploratory gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 is eligible for a royalty exemption for a period of 12 months, up to a prescribed maximum amount. Natural gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 2,500 meters is also subject to a royalty exemption, the amount of which depends on the depth of the well.

In Alberta, a producer of oil or natural gas is entitled to a credit on qualified oil and gas production against the royalties payable to the Crown by virtue of the Alberta Royalty Tax Credit (“ARTC”) program. The ARTC program is based on a price-sensitive formula, and the ARTC rate varies between 75%, at prices for oil below $100 per m3, and 25%, at prices above $210 per m3. The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period. In Alberta, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties. Both of these incentives have the effect of increasing the net income of the Corporation.

In August 2006, the Alberta Government made revisions to its royalty programs and tax structure. These changes were made due to the historically high oil and gas prices as well as the determination that the objectives of the programs have now been met. The ARTC program has been eliminated effective January 1, 2007. Four other programs have been revised, including the Deep Gas Royalty Holiday program; the Low Productivity Well Royalty Reduction Program; the Reactivated Well Royalty Exemption Program; and the Horizontal Re-entry Royalty Reduction program. The majority of the changes to these four programs will take effect on September 1, 2007. These changes to the royalty policies will have the effect of increasing the royalties paid by the Company for Fiscal 2007.

Oil and Gas Properties

The Company currently has four properties at the production stage and nine projects at the exploration stage. The Company’s principal properties and its interest in each is as follows:

Peace
River
Arch
West
Central
Southern
Alberta

Core Producing Properties

□ Teepee Creek	Peace River Arch
□ McLeod	West Central
□ Gordondale	Peace River Arch

New Exploitation Area

● Ensign	Southern Alberta

Exploration Prospects

◇ Gold Creek	Peace River Arch
◇ Woking	Peace River Arch
◇ Teepee Creek	Peace River Arch
◇ Boundary Lake	Peace River Arch

Producing Properties

TEEPEE CREEK

Teepee Creek is located in northwest Alberta. The property consists of 5,760 acres (4,160 net) of which 1,920 acres (1,600 net) are classified as developed, and 3,840 acres (2,560 net) are classified as undeveloped. A 3.0% Gross Overriding Royalty is held on certain sections of the property by Rolling Thunder Resources, a private company owned by Ken Ellison, Vice-President of Exploration and COO of the Company.

ROL WI Land and Farm-in Land
ROL Gas Wells
ROL Oil Wells
ROL Drilling Locations
Third-Party Gas Plant
Township 74
Range 4 W6
14-03
Discovery
164 Sq Km 3D Seismic

In December 2002, the Company acquired a 50% working interest in two sections totaling 1,280 acres at an Alberta Crown lease sale for total consideration of $154,000. In December 2003, the remaining 50% working interest was acquired, giving the Company a 100% interest in the prospect, subject to a 7.5% non-convertible Gross Override Royalty payable to Crescent Point Energy. In April 2004, the Company acquired a 100% Working Interest in an additional section of land at an Alberta Crown land sale for $41,200. In May 2006, the Company farmed in on an additional seven sections from an large independent oil company.

In August 2005, the Company farmed in on four sections of exploration land known as Teepee North. In March and June 2006, the Company acquired 50% working interests in three additional sections.

The project is located along a Charlie Lake erosional edge in an area of historic gas production.  The first well drilled on the prospect, well 4-10, was completed as a gas well. This well was shut-in in January 2006 due to high water production. A second well, 6-3, was drilled in July 2004 to offset the original 4-10 well and completed as an oil well after encountering both oil and gas from multiple pay zones. In February 2005, wet conditions and road bans in the Teepee Creek area required the shut-in of both wells, but production recommenced in April 2005 after the Company constructed an all-weather road to the property.

In July 2005, step-out well 8-3 was completed as a gas well from the Doig and Charlie Lake zones and put on production in February 2006. 8-3 very quickly developed water problems and attempts to halt the water were unsuccessful. Current plans are to re-complete 8-3 in the Doig zone and re-drill a new well for the Charlie Lake zone.

In December 2005, the 14-3 well was spudded and tested 1,500 barrels of oil over a 24-hour period from the Doig zone. To process the anticipated production volumes from the 14-3 and additional new wells on the property, the Company commissioned the construction of a 1,000 boe/d facility in May 2006. Three additional wells were drilled on the property in June and July 2006. All three of these wells were cased in the Doig and Charlie Lake zones. All are expected to be completed during calendar 2006 and tied-in to the Company’s new production facility.

At Teepee North, the Company drilled and abandoned an exploration well in December 2005. In July 2006, the Company participated in a 164 square kilometer 3D seismic program on the property, and a second exploration well (100% working interest) was spudded in August 2006.

Teepee Creek is one of the Company’s primary projects, and intends to continue work on the existing acreage as well as the newly farmed-in sections. Production from the property in fiscal 2006 averaged 69 boe/d.

MCLEOD

The McLeod property is located in west-central Alberta. It consists of 3,052 acres (2,412 net), which are classified as 1,280 acres (640 net) developed and 1,772 acres (1,772 net) as undeveloped. A 2.0% Gross Overriding Royalty is held on certain sections of the property by Rolling Thunder Resources, a private company owned by Ken Ellison, Vice-President of Exploration and COO of the Company.

ROL WI Land
ROL Drilling Location
ROL Gas Well
Semcams
Gas Plant

During August 2003, the 6-18 well (70% W.I.) was drilled and completed as a gas well. In April 2004, construction and installation of a 5.1 kilometer gas gathering system and condensate storage facility were completed, and production from well 6-18 commenced. Although the well has in the past produced up to approximately 2.5 MMcf/d (416 boe/d), production has been restricted due to problems with third-party owned pipelines and facilities. During fiscal 2006, production averaged 230 boe/d and current production is approximately 150 boe/d due to additional third-party facilities constraints.

In February 2006, the Company leased one and three-quarter sections of land immediately adjacent to the producing 6-18 well. In March 2006, the Company purchased an additional half-section of land to complete the required spacing unit and began preparations to drill a well at 6-8-58-13W5M. This well is expected to spud during the autumn of calendar 2006. The Company has also purchased and reprocessed 100 kilometers of 2D seismic data on the property which will assist in identifying possible new drill targets on the property.

Management is currently reviewing alternate transportation and processing arrangements to correct the ongoing third-party facilities issues in order to increase production at the 6-18 well. The Company has also applied to the Alberta Energy and Utilities Board (“EUB”) to down-space the required well acreage on the property. If the application it successful, it would potentially double the allowed well density in the area.

GORDONDALE

Gordondale is located in Northwestern Alberta and consists of two sections of 1,280 acres  (1,166 net). Currently, 160 acres (131 net) are classified as developed and 1,120 acres (1,036) are classified as undeveloped.  A 2.0% Gross Overriding Royalty is held on certain sections of the property by Rolling Thunder Resources, a private company owned by Ken Ellison, Vice-President of Exploration and COO of the Company.

During fiscal 2004, the 14-22 well was drilled on Gordondale to a depth of 5,400 feet. Construction and installation of an oil storage facility and a 3.5 kilometer sour gas gathering system was completed in May 2004, and production commenced shortly afterward. In February 2005, the well was shut-in pending approval of the Company’s application to produce from the well under a “Good Practice License” in order to allow the Company to produce the well at an optimal production level to maximize the recovery of oil from the underlying reservoir. The license was granted and production from the well resumed on April 1, 2005. For fiscal 2006, production from 14-22 averaged 158 boe/d and current production is approximately 120 boe/d.

In August 2005, the Company spudded well 16-22-79-9 W6. The well was cased and completed as a potential Cadomin Gas well. In June 2006, the well flowed on test at rates up to 1 MMcf/d with about 200 barrels of water per day. The Company is currently reviewing designs for water handling from the well and anticipates having the well on production prior to the end of calendar 2006.

In June 2006, the Company drilled a third well at Gordondale. This well was drilled adjacent to the producing 14-22 well and targeted bypassed gas zones in the Gething structure. The well has been completed and will be tested during calendar 2006. The producing 14-22 well was shut-in for safety during the drilling of the adjacent new well.

The Company anticipates the tie-in and start of production from both of the new wells sometime during late calendar 2006. Additional programs, including a potential 3-D seismic program followed by drilling of any identified targets, are being considered for the property.

MAHASKA

Mahaska is located in west-central Alberta. A 1.0% Gross Overriding Royalty is held on certain sections of the property by Rolling Thunder Resources, a private company owned by Ken Ellison, Vice-President of Exploration and COO of the Company.

The Company acquired a 30% working interest in a test well in November 2002 by agreeing to pay 50% of the total costs incurred in licensing, lease preparation, drilling, logging, testing and either casing or abandonment of the well. In conjunction with partners Integra Resources and Vaquero Energy, in December 2002 the Company drilled a well to a depth of 1900 meters which encountered 2.5 meters of net gas pay. The well was tied in to an existing pipeline and production commenced on February 15, 2003. Production from the well for the year ended April 30, 2006 averaged 8 boe/d net to the Company.

Exploration Stage Projects

ENSIGN

Ensign is located in southern Alberta.

Sunburst Gas Pool
3D Seismic
ROL Farm-in Land
ROL Drilling Locations
Altagas
Mosquito
Creek Plant

The Company has a farm-in and down-spacing agreement on the property where the Company has applied to down-space an existing gas pool from one well per section to two wells per section. If approval is granted, the Company will drill three wells, with each well earning the Company a one-half spacing unit. Once the initial three wells have been drilled, the Company has the option to drill the remaining half sections. After all the earning wells have been drilled, the Company will have the right to further down-space the property to four wells per section. Overall, the Company could drill up to 18 wells on the property, earning a 100% working interest, subject to a non-convertible royalty.

The existing gas pool consists of a thick, 18 meter gas saturated Cretaceous sand package with very low permeability. The property is covered by a 3D seismic survey which management has viewed and has the opportunity to purchase.

GOLD CREEK

The Gold Creek property is located in west-central Alberta, approximately 10 miles southeast of the city of Grand Prairie, Alberta. The Company has a 100% interest in the property which consists of 1,920 acres, all of which is classified as undeveloped. A 3.0% Gross Overriding Royalty is held on certain sections of the property by Rolling Thunder Resources, a private company owned by Ken Ellison, Vice-President of Exploration and COO of the Company.

Historical logs suggest the property is up-dip from a thick lower Charlie Lake carbonate unit that has a potential oil water contact that shales out to the northeast, which may set up a potential strategraphic oil trap. In January 2006, the Company spudded its first well, 10-3. The well was cased as a potential Charlie Lake oil well. Due to the difficulty of access in the area which is largely limited to the winter months, the well cannot be fully evaluated until the winter of 2006/2007. In July 2006, the Company farmed out a portion and participated for a portion in the drilling of a new well, 6-4. The well was drilled and abandoned.

BOUNDARY LAKE

The Boundary Lake property is located in west-central Alberta. The Company has a 100% interest in the 2,240 acre property, of which 640 is classified as developed and 1,600 as undeveloped. A 3.0% Gross Overriding Royalty is held on certain sections of the property by Rolling Thunder Resources, a private company owned by Ken Ellison, Vice-President of Exploration and COO of the Company.

The Company originally acquired a 100% working interest in 320 acres of exploration land in January, 2003. In April 2004, the Company acquired, via provincial government land sale, an additional section of land immediately north of the original section. In February 2005, an additional section of land was acquired via Alberta Crown land sale. Additional land was acquired through Crown land sale in fiscal 2006.

After conducting a geological and geophysical program on the property, exploration well 09-28 was drilled and abandoned on the property in fiscal 2006.

MITSUE

The Mitsue prospect is located in east-central Alberta and consists of 640 acres of exploration land.  The Company has a 100% interest in the property, all of which is classified as undeveloped acreage.

The target is a 3,900 feet Lower Gething channel sand gas target. The Company is currently seeking to farm out the property to a partner who would fund and conduct an exploration program.

MORINVILLE

The Morinville property is located in eastern Alberta. The property consists of 640 acres (320 net), all of which is classified as undeveloped.

The Company acquired its 50% working interest in February, 2002.  The target is a 3,900 feet Ellerslie Sand target. The concept is to drill into the existing Ellerslie gas pool which was abandoned in 1961 and which studies suggest was abandoned prematurely.

The Company is currently seeking to farm out the property to a partner who would fund and conduct an exploration program.

LEGAL

The legal property consists of 1,149 acres located in central Alberta. The Company has a 100% interest in the property, which is classified as 640 acres as developed and 509 acres as undeveloped.

In June 2005, the Company farmed in to an exploration play on the property whereby the Company was required to assume 100% of the well drilling costs to earn a 70% working interest in the section after payout. In October 2005, a well was drilled and abandoned.

WESTLOCK

The Company acquired a 100% working interest in 640 acres of exploration land in January, 2003, all of which is classified as undeveloped. The target is a 2,625 feet Viking sand target which offsets the Westlock Viking Pool which was abandoned in 1992 which studies suggest was abandoned prematurely. In January 2006, the Company entered into a farm-out agreement with a junior oil and gas company where the Company retains a 15% Gross Overriding Royalty.

WHITECOURT

The Whitecourt project is located in Central Alberta, and consists of 1,280 acres (512 acres net) of which all is classified as undeveloped.

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

WOKING

The Woking project is located in Northwestern Alberta and consists of 1,280 acres, all of which are classified as Undeveloped. The Company has a 100% interest in the project.

The project was acquired during Alberta Crown land sales in fiscal 2006.

Production and Reserves

All of the Company’s oil and natural gas wells are located in the Province of Alberta, Canada. The Company’s wells at the end of the fiscal year ended April 30, 2006 was as follows:

	Oil		Natural Gas
	Gross	Net	Gross	Net

Producing	2	1.7	2	1.0
Shut-In	3	3.0	2	1.9
TOTAL	5	4.7	4	2.9

During fiscal 2006, the Company drilled the following wells:

	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net

Oil	1	1.0	1	1.0
Natural Gas	-	-	2	2.0
Dry Wells	2	1.5	-	-
Service Wells	-	-	-	-

Total Wells	3	2.5	3	3.0

The following is the Company’s total net oil and gas production for Fiscal 2006 and 2005.

Year Ended April 30, 2006	Natural Gas Oil Natural Gas Liquids	796,541 mcf 30,328 barrels 5,940 boe

Year Ended April 30, 2005	Natural Gas Oil Natural Gas Liquids	573,045 mcf 26,432 barrels 4,486 boe

Year Ended April 30, 2004	Natural Gas Oil Natural Gas Liquids	491,658 mcf 25,070 barrels 3,709 boe

The following table includes the average prices the Company received for its oil and gas production for each fiscal year:

	2006	2005	2004

Oil	$62.08/bbl	$52.72/bbl	$34.09/bbl
Natural Gas	$ 8.75/mcf	$ 6.99/mcf	$ 7.12/mcf
Natural Gas Liquids	$52.78/boe	$40.55/boe	$26.20/boe

The following is the Company’s oil and gas reserve estimates for the last 3 fiscal years.  The estimate for the fiscal years  ended April 30, 2006 and 2005 are from an independent resource calculation prepared by AJM Petroleum Consultants of Calgary, Alberta. The estimates for fiscal year ended April 30, 2004 are from an independent resource calculation prepared by Sproule Associates Limited of Calgary, Alberta.

	Rolling Thunder’s Remaining Reserves as of April 30, 2006
	Gross (1)	Net (2)
Proved Developed Producing Reserves
Light and Medium Oil (Mbbl)	52.4	43.5
Natural Gas (Mmcf)	2,169.4	1,234.9
Natural Gas Liquids (Mbbl)	34.5	17.1
Total Proved Reserves (Mboe)	448.5	266.4

Proved Developed Non-producing Reserves
Light and Medium Oil (Mbbl)	-	-
Natural Gas (Mmcf)	22.5	17.8
Natural Gas Liquids (Mbbl)	0.2	0.1
Total Proved Reserves (Mboe)	4.0	3.1

Proved Undeveloped Reserves
Light and Medium Oil (Mbbl)	175.2	140.7
Natural Gas (Mmcf)	3,587.7	2,640.0
Natural Gas Liquids (Mbbl)	55.1	36.3
Total Developed Reserves (Mboe)	828.3	617.0

Total Proved Reserves
Light and Medium Oil (Mbbl)	227.6	184.2
Natural Gas (Mmcf)	5779.6	3892.7
Natural Gas Liquids (Mbbl)	89.8	53.5
Total (Mboe) (3)	1280.8	886.5

	Rolling Thunder’s Remaining Reserves as of April 30, 2005
	Gross (1)	Net (2)
Proved Developed Producing Reserves
Light and Medium Oil (Mbbl)	89.9	74.7
Natural Gas (Mmcf)	2,950.1	1,653.9
Natural Gas Liquids (Mbbl)	45.9	21.4
Total Proved Reserves (Mboe)	627.5	371.8

Proved Undeveloped Reserves
Light and Medium Oil (Mbbl)	33.6	25.1
Natural Gas (Mmcf)	1,411.4	1,015.7
Natural Gas Liquids (Mbbl)	17.0	10.7
Total Developed Reserves (Mboe)	285.8	205.1

Total Proved Reserves
Light and Medium Oil (Mbbl)	123.5	99.8
Natural Gas (Mmcf)	4361.5	2669.6
Natural Gas Liquids (Mbbl)	62.9	32.1
Total (Mboe) (3)	913.3	576.9

	Rolling Thunder’s Remaining Reserves as of April 30, 2004
	Gross (1)	Net (2)
Proved Developed Producing Reserves
Light and Medium Oil (Mbbl)	73.3	65.2
Natural Gas (Mboe)	117.8	64.5
Natural Gas Solution (Mboe)	27.7	22.8
Natural Gas Liquids (Mbbl)	30.5	18.2
Total Proved Reserves (Mboe)	249.3	170.7

Proved Undeveloped Reserves
Light and Medium Oil (Mbbl)	0.0	0.0
Natural Gas (Mboe)	75.3	50.2
Natural Gas Solution (Mboe)	0.0	0.0
Natural Gas Liquids (Mbbl)	9.8	6.1
Total Developed Reserves (Mboe)	85.1	56.3

Total Proved Reserves
Light and Medium Oil (mbbl)	73.3	65.2
Natural Gas (mboe) (3)	193.1	114.7
Natural Gas Solution (mboe) (3)	27.7	22.8
Natural Gas Liquids (mbbl)	40.3	24.3
Total (Mboe) (3)	334.4	227.0

(1)

Gross figures are before expected royalty deductions

(2)

Net figures are after expected royalty deductions

(3)

Natural gas and natural gas solution are reported in thousands of barrels of oil equivalent (mboe) at 1bbl = 6 mcf.

The Company’s landholdings as of April 30, 2006 are as follows:

	Undeveloped		Developed		Total
	Gross	Net	Gross	Net	Gross	Net

Alberta (acres)	13,961	12,277	5,920	4,163	19,881	16,439

Description of Mining Properties

Condor Property - Argentina

In fiscal 2004, San Telmo sold its 100% interest in the Condor Property to Argentex for $10,000 cash and a 2% NSR. Argentex was considered a non-arms length party as Christopher Dyakowski, former Officer and Director of San Telmo, was a former officer and director of Argentex. San Telmo recorded a gain of $9,999 on the sale of the property as it had previously written-down the value of the property to a nominal value of $1.

Quebec Properties – Canada

In fiscal 2004, San Telmo abandoned its mineral exploration properties located in Northern Quebec. San Telmo acquired the properties in fiscal 2002 for $4,400.  The claims were written down to a nominal amount of $1 in fiscal 2003.

Plan of Operations

The Company’s primary source of funds since incorporation has been through the issuance of common stock, the exercise of common stock purchase warrants and options, short-term loans and bank borrowing, and cash flow from operations.  During fiscal 2005, the Company retired its outstanding short-term loans and obtained a new revolving demand loan of $5,000,000 and a non-revolving acquisition/development demand loan of up to $1,500,000 from a Canadian national bank. As of April 30, 2006, the Company had $950,000 outstanding under the $5,000,000 revolving demand loan. Subsequent to the year-end, the Company successfully negotiated an increase in its operating demand loan to $7,000,000 and its non-revolving acquisition/development loan to $3,000,000.

For fiscal 2007 ended December 31, 2007, the Company anticipates spending approximately $25,000,000 on oil and gas exploration and development activities. The Company will continue to search for additional exploration opportunities contingent on the Company’s ability to finance them with existing cash flows and the existing bank loan arrangements.

ITEM 5. Operating and Financial Review and Prospects

The following discussion of the financial condition, cash flows and results of operations of the Company for the fiscal years ended April 30, 2006, 2005 and 2004 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

The Company’s consolidated financial statements are in CDN$ and are prepared in accordance with Canadian GAAP the application of which, in the case of the Company, conforms in all material respects for the period presented with the U.S. GAAP, except as referred to in Note 18 of the footnotes to consolidated financial statements of the Company included herein.

The Company has decided to change its fiscal year end from April 30th to December 31st. The reason for the change is to better align the Company’s fiscal year with other oil and gas companies. Therefore, the Company will have a transition 8-month year ending December 31, 2006.

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

Financial Condition

In the last several years, San Telmo financed its activities through cash from operations, short-term borrowing and from equity financings. San Telmo’s short-term loans met both current obligations and provided funds to acquire production equipment. These loans included:

In December 2003, San Telmo obtained a loan of $600,000 from a shareholder, Allstar Gold Ventures Ltd. The loan was at an interest rate of 12% annually and was due on June 30, 2004. San Telmo issued 37,500 common shares to the lender as a loan bonus. The loan remained unpaid at the due date and San Telmo renegotiated the repayment terms of the loan. Commencing in September 2004, San Telmo would repay $100,000 monthly plus annual interest of 12%. As of April 30, 2004, the loan balance outstanding was $629,195, which included $29,195 in accrued interest.

In June 2004, San Telmo obtained $400,000 pursuant to a demand promissory note with a financial institution. The note bears interest at a rate of prime plus 1.5% annually and a set-up and administration fee of $4,000. The note was payable on demand and unless and until otherwise demanded, in equal monthly installments of principal and interest of $8,334. The loan was secured with a general security agreement including a first priority security interest in San Telmo Energy’s present and after acquired real property.

Also in June 2004, San Telmo obtained a $500,000 demand revolving loan from a financial institution. The loan bears interest at prime plus 1.5%, payable monthly on the amounts outstanding. The loan could be repaid or prepaid at any time from operating cash flow or from the proceeds of the sale of assets without penalty. If repayment was made from any other source a fee of 0.5% of the amount being paid was to be paid to the bank. The loan was secured with a general security agreement including a first priority security interest in San Telmo Energy’s present and after acquired real property.

In February 2005, San Telmo acquired two petroleum and natural gas leases at a Province of Alberta crown lease sale. Total consideration was $230,000. The acquisition of these leases was financed by loans from two directors of San Telmo at an interest rate of 12% a year. The acquired leases were pledged as security against the loans. The loans were repaid in full in April 2005, including interest of $4,688.

During fiscal 2005, the above loans were all repaid in full.

To finance development work, funds were drawn from a new revolving operating demand loan from the National Bank of Canada to the Company’s then wholly-owned subsidiary, San Telmo Energy Inc. This loan was for up to $5,000,000, repayable monthly, interest only at the prime rate plus 0.5% per annum. The Company also obtained a non-revolving acquisition/development demand loan of up to $1,500,000, repayable in monthly payments over the half-life of the reserves being financed, including interest at the National Bank of Canada prime rate plus 0.75% per annum, and a treasury risk line of up to $1,000,000. These facilities were secured by a General Security Agreement and by a $20,000,000 debenture with a floating charge over all the assets of the Company with a negative pledge and undertaking to provide fixed charges on the Company’s major producing petroleum properties. Other securities included the assignment/endorsement by the Company of all risk insurance, revenues and monies under material contracts, if applicable. Both facilities were repayable upon demand by the National Bank of Canada.

Upon the completion of the Plan and the amalgamation of San Telmo and old Rolling Thunder, the Company assumed these credit arrangements with the National Bank of Canada. As of April 30, 2006, the Company had borrowed $950,000 under the revolving operating demand loan. Subsequent to the year-end, the Company successfully negotiated an increase in its operating demand loan to $7,000,000 and its non-revolving acquisition/development loan to $3,000,000. The Company intends to use these credit facilities to help finance the Company’s planned development projects during the current fiscal year.

For fiscal 2007 ended December 31, 2007, management anticipates continuing its development and exploration activities, including drilling additional wells at Teepee Creek as well as completing the tie-in of the previously drilled wells into its new 1,000 barrel per day facility. The Company also intends to test the recently drilled wells at Gordondale and will drill a new well at McLeod which will offset the Company’s existing 06-18 well. A successful second well at McLeod would help the Company resolve the ongoing production curtailment issues on the property. Other wells could be drilled on the Ensign and McLeod projects if the Company’s down-spacing applications are accepted by the EUB.

The following is the current estimated capital acquisition, development, and exploration budget for fiscal 2007:

Activity	Budgeted Amount

Land and Seismic	$ 5,000,000
Drilling	$ 14,000,000
Well Completions	$ 3,000,000
Equipment and Tie-in	$ 3,000,000
TOTAL	$ 25,000,000

Management is also investigating the acquisition of further oil and gas properties in Alberta. The amount and timing of additional land expenditures throughout the fiscal year are dependent upon the success of the evaluation of the Company’s existing property positions for drill targets as well as the possible acquisition of further properties.

The Company’s working capital position as of April 30, 2006 was ($2,420,938). Subsequent to year-end, the Company closed the private placement of common shares for gross proceeds of $9,500,181. The Company also negotiated an increase of its revolving operating demand bank loan and non-revolving acquisition/development loan to $7,000,000 and $3,000,000 respectively. Management anticipates the funds required to meet its budgeted capital expenditure and expected General and Administrative Expenses will come from operating cash flow from the production of oil and gas and additional borrowing under its bank loan facilities. The Company may require additional sources of funds during fiscal 2007 which may be met by the issuance of additional equity and/or the issuance of debt instruments. Such issuances would be dependent upon the amount of funds required as well as market conditions.

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

Results of Operations

The Company is in the business of acquiring oil and gas properties with the aim of developing them to a stage where they can be exploited at a profit.  At that stage, the Company's operations are, to some extent, dependent on the world market prices of any petroleum products produced

The Company is currently producing from four properties. During the remainder of calendar 2006 and fiscal 2007, the Company intends to further develop its Teepee Creek property with the drilling of new wells as well as the tie-in of previously cased wells into the Company’s new 1,000 boe/d production facility. The Company also will drill additional exploration and development wells at Gordondale and McLeod, and plans to drill its first wells at the new Ensign project if down-spacing approval is granted by the EUB. Exploration will also be conducted on certain of the other properties within the portfolio, including seismic work and the drilling of exploration wells.

Management periodically reviews the exploration results both internally and externally through oil and gas related professionals. Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future oil and gas prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs.  There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

Fiscal Year Ended April 30, 2006

During the year, the Company completed the Plan between San Telmo and old Rolling Thunder to form new Rolling Thunder. As a result of the Plan, the Company reacquired the percentage interests in the Boundary Lake, Mitsue, Morrinville and Gold Creek projects which it had optioned to the old Rolling Thunder in the year ended April 30, 2005. Also during the year the Company entered into a farm-in agreement on the Ensign project and acquired an additional 3,520 acres (net) through crown land sales on its Gold Creek, Boundary Lake, Teepee Creek and Woking areas of Alberta.

A total of six gross (5.5 net) wells have been drilled by the Company during the fiscal year, with two completed as gas wells, two as oil wells and two (1.5 net) were dry. Subsequent to year end, an additional five wells (3.4 net) were drilled, with four wells (2.9 net) cased and one (0.5 net) was abandoned.

Revenue from oil and natural gas sales and other revenues, net of royalties, was $6,874,353 compared to $4,244,764 in the prior fiscal year. The increase was due to 34% higher sales volumes and higher natural gas and oil prices received. Operating expenses rose to $1,289,378 from $927,749 in the prior year due to more operating time for its producing wells in the current fiscal year. Transportation Expenses rose to $290,704 from $246,689 due to higher oil and natural gas volumes transported. Depletion, depreciation, and accretion increased to $3,629,887 from $1,822,396 due to higher volumes of oil and natural gas produced and additional capitalized costs related to the amalgamation of San Telmo and old Rolling Thunder.

General and Administrative expenses rose to $1,765,906 from $1,079,716 due to one-time costs related to the amalgamation, higher salary expenses due to the hiring of additional personnel, and higher professional consulting fees related to operating activities. Interest expense increased to $164,459 from $104,264 due to higher average revolving demand loan balances partially offset by a reduction in interest related to loans payable outstanding in fiscal 2005. The Company also recorded accrued interest expense of $61,574 related to flow-through share requirements. Stock-based Compensation declined to $1,103,985 from $1,839,000 in fiscal 2005. The decline was due to fewer stock options granted in the current fiscal year and a stock option repricing under prior management in the prior year. The decrease was partially offset by $194,750 related to options issued to option holders of San Telmo that vested upon the amalgamation and $192,485 related to replacement options issued to option holders of the old Rolling Thunder.

The loss for the year before income taxes was $1,369,966. Future income tax recovery was $1,458,816. Net income for the year was $88,850, or $0.00 per share compared to a net loss in fiscal 2005 of $1,692,190, or $0.08 per share.

Fiscal Year Ended April 30, 2005

During the year, San Telmo drilled one well at its 100% Teepee Creek property and participated in a well (25% WI) at Timeu. The well at Teepee Creek was completed as an oil well, while Timeu was a dry hole and abandoned.  Construction of production facilities at Teepee Creek was begun in October 2004 and production from two wells commenced in December 2004. Two additional leases were acquired at Alberta crown lease sale for consideration of $230,000. In April 2005, San Telmo reached an option agreement with old Rolling Thunder where old Rolling Thunder can earn a percentage of San Telmo’s interest in four exploration properties by acquiring seismic data and funding 100% of the cost of drilling an initial well on each property.

Revenue from oil and gas sales, net of royalties, was $4,244,764 compared to $328,196. The increase was due to the commencement of production from Teepee Creek in December 2004 and increased production from the McLeod gas well. After deducting Depletion of $1,758,176, Production expense of $927,749, Site Restoration of $54,851, and Transportation expense of $246,689, Gross Operating Income was $1,257,299. Expenses for the year were $3,032,349 compared to $2,113,510 in the prior year. Large increases in expenses occurred in Stock-based Compensation, which totaled $1,839,000 from $697,500 which is related to the granting of stock options to officers and directors; Consulting fees, which rose to $185,362 from $116,684 due to increased financial and administrative consulting services; Professional Fees of $167,879 compared to $115,437 due to higher accounting and audit fees; Salaries and Benefits, which rose to $106,639 from zero largely due to the hiring of a full-time Chief Financial Officer; Directors Fees of $57,500 compared to zero as San Telmo initiated paying directors for service; Interest and Bank Charges, which rose to $109,215 from $33,177 as San Telmo incurred higher interest charges from short-term loans during fiscal 2005; and Office and Miscellaneous of $121,860 from $82,938 due to higher levels of corporate activity.

Large decreases in expenses occurred in Business Promotion and Development, which fell to $20,457 from $334,592, and investor relations, which declined to $154,773 from $339,757, largely due to a one-time investor relations program during fiscal 2004; Filing fees fell to $14,410 from $37,829, and Transfer Agent Fees declined to $10,096 from $15,473, due to fewer equity financings in fiscal 2005; and Lenders Fees fell to zero from $60,000 as San Telmo replaced short-term loans from fiscal 2004 with bank financing in fiscal 2005.

The total loss for the year was $1,692,190 after Recovery of Future Income Taxes of $82,860, compared to the prior year’s loss of $2,086,616. Loss per share in fiscal 2005 was $0.08 compared to $0.11 in fiscal 2004.

Fiscal Year Ended April 30, 2004

During the year, San Telmo drilled four exploration wells and completed wells at Gordondale, McLeod and Teepee Creek. Construction of the required production, storage and pipeline facilities to bring the new wells on-line was begun for completion during fiscal 2005 with the Mcleod well commencing production in April of 2004. An additional 2,560 net acres of land was acquired through Alberta Crown land sales for future exploration, and San Telmo’s working interest at Teepee Creek was increased to 100% from 50%.

Revenue from petroleum and natural gas sales, net of royalties, was $328,196. After deducting depletion of $257,305, licenses, fees, taxes and lease rental of $20,703 and operating expenses of $33,293, Gross Operating Income was $16,895. Expenses for the year totaled $2,113,510, compared to $2,016,406 recorded in the prior year. Large changes in expenses occurred in Consulting Fees, which fell to $116,684 from $395,171 and Property Investigations, which declined to $1,594 from $57,243 due to fewer new properties investigated for possible acquisition; Interest and Bank Charges, which rose to $33,177 from $1,405 as San Telmo accrued interest on a loan from a shareholder; Lenders Fees of $60,000 compared to zero due to a loan granted to San Telmo; Investor Relations, which rose to $339,757 from $172,526 and Promotion, which fell to $334,592 from $808,651 as San Telmo increased its efforts to reach the investment community through the engagement of an investor relations firm while promotional fees were paid to an investors newsletter firm; Stock-based Compensation, which rose to $697,500 from $119,000 as San Telmo increased the number of options granted to non-employees. San Telmo also wrote off the remaining $1 of its mineral properties and deferred exploration costs in the current year compared to $7,366 in the prior year when management determined it would not conduct further exploration on its mineral properties and wrote them down to nominal value.

The total loss for the year was $2,086,616, or $0.11 per share, compared to a loss of $1,884,545, or $0.32 per share, in the prior year. The lower loss per share in the current year was due to a higher number of weighted common shares outstanding in the current year.

Liquidity and Capital Resources

The Company's primary source of funds since incorporation has been through the issue of its common shares and the exercise of common stock options and common share purchase warrants, as well as short-term loans and bank credit facilities.  As of April 30, 2006, the Company had a Revolving Operating Demand Bank Loan of $5,000,000 of which $950,000 was outstanding; a Non-revolving Acquisition/development Loan of $1,500,000 of which zero was outstanding; and a corporate credit card of $25,000 of which zero was outstanding. Subsequent to the fiscal year-end, the Company negotiated an increase in its Revolving Operating Demand Bank Loan from $5,000,000 to $7,000,000, and an increase in its Non-revolving Acquisition/development Loan from $1,500,000 to $3,000,000. Also subsequent to the fiscal 2006 year end, the Company closed the private placement of 1,497,000 Class A common shares at a price of $1.67 per Class A common share; 1,098,951 Flow-Through Class A common shares eligible for renunciation of qualifying Canadian development expenses at a price of $1.82 per share; and 2,381,000 Flow-Through Class A common shares eligible for renunciation of qualifying Canadian exploration expenses at a price of $2.10 per share. Total gross proceeds from the placement of these shares was $9,500,181.

Management is estimating exploration and development expenses for fiscal 2007 ended December 31, 2007 will total $25,000,000, and general and administrative expenses will total $2,160,000. Management anticipates that the Company’s capital requirements will be met by cash on hand, cash flow from operations, and bank loans available under its lines of credit. The Company may also raise additional funds through the issuance of additional equity and or/debt instruments. The amount and timing of such sales is dependent upon market conditions.

The Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity are substantially determined by commodity prices for the Company’s  oil and natural gas production, the level of capital expenditures, and the possible acquisition of new projects.

Fiscal 2006 Ended April 30, 2006

The Company had a working capital deficit as of April 30, 2006 of $2,420,938. Total assets totaled $15,225,059 compared to $9,253,036 as of April 30, 2005. Cash was $11,041, which declined from $58,474. Accounts Receivable and Accrued Receivables fell to $1,407,030 from $1,512,670, while Prepaid expenses increased to $570,742 from $161,748.

Liabilities totaled $5,497,992 compared to $3,872,473 in the prior fiscal year. The increase was largely due to higher Accounts Payable and Accrued Liabilities of $3,281,189 compared to $1,575,705, although Bank Indebtedness fell to $1,128,562 from $2,124,106 as the Company reduced the amount borrowed under its revolving bank loan from $2,000,000 to $950,000. Future Income Taxes increased to $702,800 from zero in the prior year, while Asset Retirement Obligations rose to $385,441 from $172,662 due to the development of additional properties.

Net Income for the fiscal year was $88,850. Operating Activities provided cash of $2,150,605. Non-cash charges included Depletion, Depreciation and Accretion of $3,629,887 and  Stock Based Compensation related to the grant of stock options of $1,103,985. Future Income Tax Recovery totaled $1,458,816. Changes in Non-cash Working Capital used cash of $1,213,301. Financing Activities used cash of $6,149,502. Redemption of Preferred Shares related to payments to San Telmo common shareholders under the Plan used cash of $5,000,000, while the cancellation of Class A shares used cash of $415,740. The decrease in Bank Indebtedness used cash of $995,544, while the Exercise of Warrants provided cash of $262,400. Change in non-cash working capital used cash of $618. Investing Activities provided cash of $3,951,464, as Expenditures on Property, Plant and Equipment used cash of $7,547,322 and Amalgamation Costs totaled $323,117. Business Acquisition, net of cash acquired, provided cash of $10,812,080 and Change in Non-cash Working Capital was $1,009,823.

The Company’s cash position as of April 30, 2006 was $11,041, a decrease of $47,433 during the year.

Fiscal 2005 Ended April 30, 2005

San Telmo’s working capital deficit as of April 30, 2005 was $1,966,919. Total assets totaled $9,253,036 compared to $6,717,019 in fiscal 2004. Cash was $58,474, which fell slightly from $66,733. GST payable was $73,639 compared to a receivable of $175,125. Accounts receivable rose to $1,219,047 from $125,373 as a result of amounts due from San Telmo’s increased oil and gas production; Tax credit receivable was $293,623 compared to zero; and Prepaid expenses totaled $161,748, up from $78,558. Oil and Gas properties was $7,481,375, an increase of $1,237,276 from fiscal 2004’s $6,244,099 due to newly acquired leases and development of existing properties.

Liabilities were $3,872,473 compared to $2,699,406. The increase was due to Bank indebtedness of $2,124,106 as San Telmo borrowed $2,000,000 from its newly arranged demand loan facility with the National Bank of Canada, and $124,106 of bank overdrafts; Asset retirement obligations were $172,662 compared to zero in fiscal 2004 as San Telmo changed its policy on accounting for liabilities for site restoration and abandonment of oil and gas properties, effective May 1, 2004.  Accounts payables declined to $1,490,293 from $2,063,589, and Loans payable fell to zero from $629,195 as San Telmo repaid its outstanding short-term loans during fiscal 2005.

The Net Loss for the fiscal year was $1,692,190. Operating Activities provided cash of $96,478. Non-cash charges included Depletion and Accretion of $1,813,027 and compensation related to the grant of stock options of $1,839,000. Increase in Accounts Receivable was $1,093,674 and decrease of Accounts Payable used cash of $573,296. Financing Activities provided cash of $2,793,911. Bank indebtedness provided cash of $2,124,106 and issuance of shares provided cash of $1,299,000. The decrease in Loans payable used cash of $629,195. Investing Activities used cash of $2,898,648, as Oil and Gas property costs used cash of $2,877,641 and Acquisition of equipment used cash of $21,007.

San Telmo’s cash position as of April 30, 2005 was $58,474, a decrease of $8,259 during the year.

Fiscal 2004 Ended April 30, 2004

San Telmo finished the year with a working capital deficit of $2,253,617. Total assets equaled $6,717,019 compared to $2,611,852 in the prior year. Cash fell to $66,733 from $1,163,086 as San Telmo spent cash on drilling of four wells and the acquisition of new properties. Oil and Gas properties totaled $6,244,099 compared to $1,199,651, with the increase due to newly acquired properties and monies spent on exploration and development of existing projects. Liabilities rose to $2,699,406 from $122,721. Accounts Payable and Accrued Liabilities was $2,063,589 compared to $88,574 as San Telmo acquired equipment; Loans Payable rose to $629,195 from zero as San Telmo borrowed $600,000 from a shareholder and accrued $29,195 in interest. All of San Telmo’s liabilities were classified as current.

The Net Loss for the year was $2,086,616. Operating Activities provided cash of $738,075 due to the rise in Accounts Payable of $1,975,015, non-cash compensation of $697,500 and depletion of $257,305. Financing Activities provided cash of $3,458,668, with $2,857,598 in cash provided by the issuance of common shares, $629,195 provided by Loans Payable and $28,125 used by the repayment of convertible debentures. Investing Activities used cash of $5,293,096, with the majority of the monies spent on Oil and Gas Property Costs, with proceeds from the sale of the Condor Property in Argentina providing cash of $10,000.

San Telmo’s cash position decreased by $1,096,353 during the year to $66,733 as of April 30, 2004.

Differences Between Canadian and U.S. GAAP

The Company follows Canadian GAAP which is different in some respects from U.S. GAAP. The principal differences are summarized below.

Oil and Gas Properties

Under Canadian GAAP, the impairment test limits the capitalized costs of oil and natural gas assets to the discounted estimated future net revenue from proved and probable oil and natural gas reserves using forecast prices plus the costs of unproved properties less impairment.  The discount rate used is a risk-free interest rate.

Under U.S. GAAP, the full cost method of accounting for oil and natural gas activities requires the Company to perform an impairment test using after-tax future net revenue from proved oil and natural gas reserves discounted at 10.00% plus the costs of unproved properties less impairment.  The prices used in the U.S. GAAP ceiling test are those in effect at the period end. Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of write-down under U.S. GAAP, the charge will differ in the year and subsequent years.

The Company was not required to recognize an impairment of oil and natural gas properties for the years ended April 30, 2006, 2005 and 2004.

Flow-Through Common Shares

The Company issued flow-through shares during the years ended April 30, 2006 and 2005. The Company received a net premium to the prevailing market price on the issuance.  Under U.S. GAAP, the difference between the flow-through share issuance price and the prevailing market price of the Company’s Class A and Class B common shares at the time of issuance is recorded as a liability at the time the flow-through shares are issued.  This liability is extinguished at the time the exploration and development expenditures are renounced to investors.  The difference between the flow-through share issuance price and market price reduces the future tax expenses charged to income as this difference represents proceeds receivable by the Company for the sale of future tax deductions to investors in flow-through shares.

Under Canadian GAAP, the Company records flow-through common share issuances by crediting share capital for the full value of cash consideration received.  The cost of future income tax benefits arising at the time Rolling Thunder renounces the oil and natural gas tax deductibility of the eligible expenditures to the investors is accounted for as a share issue cost.

On June 30, 2005 old Rolling Thunder issued 3,600,000 Class A flow-through common shares at an issue price of $0.25 per share and 810,000 Class B flow-through common shares at an issue price of $10.00.  Under Canadian GAAP the Company recorded an increase to the future income tax liability of $3,025,800 upon renunciation of $9,000,000 of flow through expenditures with the offset charged as a reduction to share capital.  Under U.S. GAAP the Company recognized a future income tax expense of $3,025,800 and an offsetting future income tax liability of $3,025,800.

For the year ended April 30, 2005 the Company issued flow-through shares.  During 2005 all amounts have been expended and the liability account relating to the flow-through expenses was $Nil.  The Company recorded a recovery of future income taxes with a corresponding reduction to share capital of $82,860 with respect to flow-through shares totaling $231,000 issued after March 19, 2004 and renounced to investors during the year ended April 30, 2005.  Under U.S. GAAP, a recovery of future income taxes with a corresponding reduction to share capital is not recorded in the year the flow-through shares are renounced.

For a more detailed explanation and quantification of the differences on the Company’s reported financial results, the reader is referred to Note 18 of the Company’s notes to consolidated financial statements, “Differences Between Canadian and United States Generally Accepted Accounting Principles”.

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

Tabular Disclosure of Contractual Obligations

The Company currently leases office space in Calgary, Alberta, in two separate facilities.

Table No. 3

Contractual Obligations

As of April 30, 2006

Payments Due by Period
Contractual Obligations as of April 30, 2006	Total	Less than 1 year	1- 3 years	3 -5 years	More than 5 years

Operating Lease Obligations(1)	$ 144,357	$ 72,809	$ 71,548	-	-

Total	$ 144,357	$ 72,809	$ 71,548	-	-

 (1)   Operating lease obligations represent leases on the Company’s current and new offices through March 2008.

ITEM 6. Directors, Senior Management and Employees

Table No. 4 lists as of September 30, 2006, the names of the Senior Management and Directors of the Company.  The Directors have served in their respective capacities since their election and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

Table No. 4

Management and Directors

Name		Position	Age	Date First Appointed
Peter Bolton	(2)	President, CEO and Director	49	January 2006
Keith Macdonald	(1)(3)(4)	Chairman and Director	50	January 2006
W. John McKay	(1)(2)(3)(4)	Director	55	August 2006
Raymond Smith	(1)(2)(3)(4)	Director	59	January 2006
Ken Ellison		Vice-President, Exploration, and COO	48	January 2006
Kamelia Wong		Chief Financial Officer and Corporate Secretary	34	January 2006
Andy Potter		Vice-President, Engineering	46	January 2006

(1)

Member of the Audit Committee of the Board of Directors.

(2)

Member of the Reserves and Environmental Committee of the Board of Directors.

(3)

Member of the Compensation Committee of the Board of Directors.

(4)

Member of the Corporate Governance Committee of the Board of Directors.

Peter Bolton is one of the founders of Rolling Thunder Exploration Ltd. From November 2002 until September 2004, he was President and Chief Executive Officer of Energy Explorer Inc., which merged with Great Plains Exploration in September of 2004. Prior to that, Mr. Bolton was Vice President of Exploration and a founding partner of Integra Resources Ltd. from October 1998 to October 2002. Mr. Bolton was Vice President of Exploration for Canrise Resources Ltd. from June 1996 to July 1998 when the company was sold to Poco Petroleums Ltd. Prior thereto he spent 17 years with Mobil Oil Canada in positions of increasing responsibility. Mr. Bolton received his Bachelor of Science with Honours in Geological Science from Queens University in 1979. He is currently a member of The Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA) (P. Geol.) and the Canadian Society of Petroleum Geologists.. He devotes 100% of his time to the Company.

Keith Macdonald is one of the founders of Rolling Thunder Exploration Ltd. Mr. Macdonald was a founder and the President of New Cache Petroleums Ltd. from 1987 until its amalgamation in 1994, and thereafter he was a director and the Chief Financial Officer until the sale of the company in 1999. He is a past Chairman of the Small Explorers and Producers of Canada (“SEPAC”) and still remains a director. He is a past member of the Alberta EUB Advisory Board. Mr. Macdonald received his Bachelor of Commerce in Accounting from the University of Calgary in 1977. He received his Chartered Accountant designation in 1980. Mr. Macdonald is currently the President of Bamako Investment Management Ltd., a private holding and financial consulting company. He is also currently a director of Cork Exploration, a Canadian oil and gas exploration and production company with operations in Alberta that is traded on the TSX Exchange; Breaker Energy, a Canadian oil and gas exploration and production company with operations in Alberta and Saskatchewan that is traded on the TSX Venture Exchange, and a director of Cirrus Energy Corporation, a Canadian oil and gas exploration company with operations in Trinidad and Tobago and the Netherlands which is traded on the TSX Venture Exchange. Previously, he has served on the board of several oil and gas companies including Nu-Sky Energy Inc., Meridian Energy Corporation and Kinloch Resources Inc. Mr. Macdonald devotes approximately 25% of his time to the Company.

John McKay is a Senior Partner in McKay Partners Ltd., an executive search firm with offices in Calgary and Toronto, Ontario. Prior to forming McKay Partners, he held the position of Global Search Leader – Energy for a major global executive search firm. He has over 20 years of executive search experience, particularly in the energy sector. Prior to his work in the executive search field, Mr. McKay was involved in the oil and gas service and equipment sectors in general and sales management for large Canadian and global companies. He has also been active in fundraising and board development roles for various organizations, and previously served as a director of a junior oil and gas company. Mr. McKay devotes approximately 10% of his time to the Company.

Raymond Smith is currently the Chairman and a director of Cork Exploration, a Canadian oil and gas exploration and production company with operations in Alberta that is traded on the TSX Exchange. Mr. Smith was the Chairman and Chief Executive Officer of Meridian Energy Corporation from September 2002 until the merger of the company with True Energy Inc. in March 2005. From July 1999 to June 2002, he was the President and Chief Executive Officer of Corsair Exploration Ltd. until the company was sold. Mr. Smith co-founded Rydal Energy Ltd. in August of 1993. In November 1994, Rydal Energy Ltd. and New Cache Petroleum Ltd. merged, and Mr. Smith served as President and Chief Executive officer of the merged company until it was sold in January 1999. Prior thereto, Mr. Smith held senior management and engineering positions with large independents. Mr. Smith is a Petroleum Engineer with 35 years of industry experience and received a Bachelor of Science (Honors) in Petroleum Engineering from the University of Wyoming in 1978. He devotes approximately 10% of his time to the Company’s affairs.

Ken Ellison is one of the founders of Rolling Thunder Exploration Ltd. and a former director. Since January 1997, Mr. Ellison has been President of a private geological consulting company providing prospect generation services to a number of successful junior oil and gas companies. Mr. Ellison was a senior exploration geologist at J.M. Huber Canada and Bluerange Resources Corp. from December 1995 to December 1997. Prior thereto, Mr. Ellison spent 14 years with Mobil Oil Canada in positions of increasing responsibility within the exploration department. Mr. Ellison received his Bachelor of Science in Geology from the University of Toronto in 1981. He is currently a member of the CSPG. He devotes approximately 80% of his time to the Company’s affairs.

Kamelia Wong was President and co-founder of StrategEsolutions Inc., a private consulting firm providing outsourced accounting and finance services to oil and gas companies. Prior to the firm’s incorporation in 2001, Ms. Wong worked as an independent financial consultant. To date, she has been contracted for financial analyst, market research, controller and chief financial accounting positions, and has served both public and private oil and gas companies. From 1995 to 1999, Ms. Wong worked in positions of increasing responsibility for Alberta FutureVest Corporation, a European and Canadian based firm that specializes in raising overseas funds for investment in the Canadian oil and gas sector and providing management and advisory services. Ms. Wong received her Bachelor of Commerce degree from McGill University with distinction in Finance and International Business in 1995. She devotes 100% of her time to the Company.

Andy Potter is currently President of API Petroleum Consulting Ltd., a private consulting firm providing engineering services to oil and gas companies. Prior to the firm's incorporation Mr. Potter was a senior exploitation engineer with Anderson Exploration for 7 years from 1994 to 2001. Prior thereto, Mr. Potter worked overseas with Santos Ltd. from 1988 to 1994 as a Petroleum Engineering Supervisor and with Canadian Occidental from 1982 to 1988 in positions of increasing responsibility. Mr. Potter received a Bachelor of Science (Honors) in Petroleum Engineering from the University of Alberta in 1982. He devotes approximately 80% of his time to the Company’s affairs.

The Directors of the Company are elected annually and hold office until the next Annual General Meeting.

Table No. 5 lists, as of September 22, 2006, Directors and Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Officers as a group.

Table No. 5

Shareholdings of Directors and Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Peter Bolton (1)	831,866	2.37%
Common	Keith Macdonald (2)	757,734	2.16%
Common	Ray Smith (3)	323,334	0.92%
Common	W. John McKay (4)	50,000	0.14%
Common	Ken Ellison (5)	811,266	2.31%
Common	Kamelia Wong (6)	454,067	1.29%
Common	Andy Potter (7)	126,667	0.36%

	Total Officers and Directors	3,354,934	9.37%

(1)

392,500 of these shares are Class A common shares and 2,700 are Class B common shares owned directly; 250,000 are Class A common shares owned by Lorraine Bolton; 10,000 are Class A common shares owned by M&G Bolton Family Trust; and 176,666 are currently exercisable stock options.

(2)

100,000 of these shares are Class A common shares and 1,000 are Class B common shares owned directly; 200,000 are Class A shares owned by Lee Macdonald; 378,000 are Class A common shares and 5,400 Class B common shares owned by Bamako Investments; and 73,334 are currently exercisable stock options.

(3)

250,000 are Class A common shares owned directly and 73,334 are currently exercisable stock options.

(4)

50,000 are currently exercisable stock options.

(5)

631,000 are Class A common shares, 3,600 are Class B common shares, and 176,666 are currently exercisable stock options, all registered in the name of Rolling Thunder Resources Inc., a private company owned by Ken Ellison.

(6)

306,500 are Class A common shares, 900 are Class B common shares, and 146,667 are currently exercisable stock options.

(7)

10,000 are Class A common shares and 116,667 are currently exercisable stock options.

# Based on 34,183,071 shares of Class A common stock and 810,000 shares of Class B common stock outstanding as of September 22, 2006, including “Performance Escrow Shares”, the resale of which is regulated by the TSX Venture Exchange; and currently exercisable stock options owned by each beneficial holder.

Table No. 6 lists the Compensation received by Directors and Executive Officers for the last 3 fiscal years.

Table No. 6

Executive and Director Compensation

Officer or Director	Fiscal Year	Salary	Management Fees	Directors Fees	Options Granted	Other Payments

Peter Bolton, President, CEO and Director (1)	2006	$100,000	Nil	Nil	140,000	$3,000

Kamelia Wong, CFO and Corporate Secretary (2)	2006	$90,000	Nil	Nil	90,000	$3,000

Ken Ellison, Former Director & Current V.P., and former employee of San Telmo (3)	2006	Nil	Nil	Nil	140,000	$303,509

Jim Tyndall, Former Vice-President (4)	2006	$58,333	Nil	Nil	120,000	$25,220

Keith Macdonald, Director (5)	2006	Nil	Nil	Nil	70,000	$27,000

Ray Smith, Director	2006	Nil	Nil	Nil	70,000	Nil

Brian Bass, Former President and Director (6)	2006 2005 2004	Nil Nil Nil	$129,960 $129,960 $129,960	Nil $20,000 Nil	70,000 1,000,000 Nil	$242,431 $15,850 $39,600

Christopher Dyakowski, Former Secretary and Director (7)	2006 2005 2004	Nil Nil Nil	Nil $ 12,000 $ 36,000	$20,000 $20,000 Nil	Nil Nil 350,000	Nil Nil Nil

William Schmidt, Former Director (8)	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	$20,000 Nil Nil	Nil Nil 50,000	$29,595 $25,439 $36,949

George Stubos, Former Director (9)	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	$20,000 $17,500 Nil	Nil Nil 500,000	$8,400 $16,438 $13,644

Stanley Herdman, Former Chief Financial Officer (10)	2006 2005	$86,923 $100,000	Nil Nil	Nil Nil	Nil 400,000	$102,431 $20,000

Peter McKenzie-Brown, Former Director	2004	Nil	Nil	Nil	Nil	Nil

Romaine Gilliland, Former Director	2004	Nil	Nil	Nil	Nil	Nil

Peter Colnett, Former Director	2004	Nil	Nil	Nil	Nil	Nil

(1)

Other Compensation for Peter Bolton includes parking benefits of $3,000.

(2)

Other Compensation for Kamelia Wong includes parking benefits of $3,000.

(3)

Other Compensation for Ken Ellison includes parking benefits of $3,658 and Consulting Fees of $119,833. It also includes $148,518 paid to Rolling Thunder Resources, a private corporation owned by Ken Ellison, for the termination of a Geological and Project Management Services contract as well as for the Gross Overriding Royalties held on several of the Company’s properties.

(4)

Other Compensation for Jim Tyndall includes parking benefits of $2,100 and Consulting Fees of $23,120. 80,000 of the options granted were cancelled upon Mr. Tyndall’s resignation.

(5)

Other Compensation for Keith Macdonald includes investment advisory fees of $27,000.

(6)

Other Compensation for Brian Bass includes parking benefits of $2,431 and Severance of $240,000. 999246 Alberta, a private company owned by Brian Bass, received Nil (fiscal 2005 - $13,200; fiscal 2004 - $39,600) related to the rental of the Company’s Calgary Offices. Mr. Bass’ management fees were paid to 999246 Alberta. Mr. Bass also received $2,650 in interest related to a loan provided to the Company during fiscal 2005. The loan was fully repaid by the Company in April 2005.

(7)

Christopher Dyakowski’s management fees were paid to Max Investments Inc., a private management company owned by Mr. Dyakowski.

(8)

Other Compensation for William Schmidt includes legal fees paid to Hemsworth, Schmidt, Barristers and Solicitors. William Schmidt is a partner of Hemsworth Schmidt.

(9)

Other Compensation for George Stubos included $8,400 (2005 - $14,400; 2004 - $13,644) paid to Stubos Holdings, a private company owned by George Stubos, for rent. Mr. Stubos received $2,038 in interest related to a loan provided to the Company during fiscal 2005. The loan was fully repaid by the Company in April 2005.

(10)

Other Compensation for Stanley Herdman include $2,431 in parking benefits and $100,000 for severance in fiscal 2006. Other compensation for fiscal 2005 was for consulting services provided to the Company.

Board of Director Committees

The Company currently has four Committees: The Audit Committee, the Reserves and Environmental Committee, the Governance and Nominating Committee, and the Compensation Committee.

The Audit Committee’s duties are to assist the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing, reporting practices, systems of internal accounting and financial controls, the annual independent audit of Rolling Thunder’s financial statements, and the legal compliance of Rolling Thunder as established by management. The Audit Committee is expected to meet at least once each quarter. The current members of the Audit Committee are Keith Macdonald (Chair), W. John McKay, and Raymond Smith.

The Governance and Nominating Committee’s purpose is to identify individuals qualified to become Board members; recommend director nominees for each annual meeting of shareholders and fill any vacancies which may occur between meetings of shareholders; develop and oversee the annual Board and Board Committee evaluation process; and to develop and recommend to the Board a set of corporate governance standards regarding the conduct and affairs of the Company. The Current members of the Governance and Nominating Committee are Keith Macdonald (Chair), Raymond Smith, and W. John McKay.

The Compensation Committee is to recommend, review and approve corporate goals and objectives relative to the CEO and director performance as well as to  review and recommend the amount of compensation paid to management and directors. The Committee also administers the equity compensation plans and proposes the granting of incentive stock options for review and approval by the Board as well as for inclusion in the proxy information and any other reports that are required. The members of the Compensation Committee are Keith Macdonald, Raymond Smith, and W. John McKay (Chair).

The Reserves and Environmental Committee reviews the Company’s standards and practices in regards to environmental regulations as well as assists the Board in the discharge of its duties in regards to compliance with requirements contained in National Instrument 51 – 101. The members of the Reserves and Environmental Committee are Peter Bolton, W. John McKay and Raymond Smith (Chair).

Employees/Anticipated Changes to Employees

As of September 22, 2006, the Company has three employees and four executive officers, two of which are Directors. The employees are all located in Calgary, Alberta, and their duties include Office Manager, Operations Accountant, and Financial Accountant. The Company anticipates maintaining current staffing levels and may engage consultants for operational needs as necessary.

ITEM 7. Major Shareholders and Related Party Transactions

The Registrant is a publicly-owned Canadian corporation, the shares of which are owned by Canadian residents and residents of other countries.  The Registrant is not controlled directly or indirectly by another corporation or any foreign government, except as described below.

As of September 22, 2006 the Company had 34,183,071 shares of Class A common stock outstanding and 810,000 shares of Class B common stock outstanding. As of that date, the Company is not aware of any person or entity holding 5% or more beneficial interest in the Registrant's outstanding stock, based upon the number of common shares and currently exercisable options held.

Related Party Transactions

For the three most recent fiscal years ended April 30, 2006, 2005 and 2004, the following related party transactions occurred:

Severance of $240,000 and $100,000 were paid to Brian Bass, former President and CEO, and Stanley Herdman, former Chief Financial Officer, respectively, upon the completion of the Plan between San Telmo and the old Rolling Thunder.

Consulting Fees of $119,833 (2005 – $141,000; 2004 – $130,500) were paid to Rolling Thunder Resources, a private company owned by Ken Ellison, Vice-President, for Geological Consulting and Project Management Services. $148,518 (2005 – $148,741; 2004 – $4,323) was paid to Rolling Thunder Resources as a Gross Overriding Royalty on oil and gas production on certain on the Company’s properties.

Legal Fees and disbursements of $29,595 (2005 - $25,439; 2004 - $36,949) were paid to Hemsworth Schmidt, a legal firm for which William Schmidt, former Director, is a partner.

Rent of $8,400 (2005 - $14,400; 2004 - $13,644) was paid to Stubos Holdings, a private corporation controlled by George Stubos, former Director. Interest of $2,038 was paid to Mr. Stubos in relation to a loan provided to the Company in fiscal 2005. The loan was repaid in full in April 2005.

The Company paid rent of $Nil (2005 - $13,200; 2004 - $39,600) to 999246 Alberta Ltd., a private company owned by Brian Bass, former President and a former Director. Interest of $2,650 was paid to Mr. Bass in relation to a loan provided to the Company in fiscal 2005. The loan was repaid in full in April 2005.

Consulting fees of $Nil (2005 - $20,000) were paid to Stanley Herdman, Chief Financial Officer, during fiscal 2005.

During fiscal 2004 ended April 30, 2004, San Telmo sold its interest in the Condor mineral exploration property in Argentina to Argentex for $10,000 cash. Christopher Dyakowski, a former Officer and former Director of San Telmo, is a former officer and former director of Argentex.

ITEM 8. Selected Financial Data

See Item 17, Financial Statements.

Shareholder Information

The Registrant's common stock is issued in registered form and the following information is from the Registrant's registrar and transfer agent, Olympia Trust Company, located at Suite 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6.

As of September 22, 2006, the Company had 34,183,071 common shares issued and outstanding. A search of the Company’s registered and beneficial holders, which includes share depositories, shows 15 United States shareholders owning 11,208,642 Class A common shares, or 32.79% of the Class A issued and outstanding shares, and no Class B common shares.  22,972,429 Class A common shares were held in Canada, or 67.20% of the Class A issued and outstanding shares by 25 registered shareholders, and 810,000 Class B common shares, or 100% of the Class B issued and outstanding shares, held by one registered shareholder. One shareholder in other countries owned 2,000 Class A common shares, or 0.01% of the Class A issued and outstanding common shares.

The Registrant has not declared any dividends since inception and does not anticipate that it will do so in the foreseeable future. The present policy of the Registrant is to retain future earnings, if any, for use in its operations and the expansion of its business.

Legal Proceedings

The Company or its officers are not currently parties to any legal actions.

ITEM 9. The Offer and Listing

Trading Markets

The Company's common shares trade on the TSX Venture Exchange ("TSX-V"). Its Class A common shares trade under the symbol “ROL.A” and CUSIP # 77507Y103, and its Class B common shares trade under the symbol “ROL.B” and the CUSIP # 77507Y202. The Company also traded on the NASD OTCBB in the United States from November 26, 2002 until the completion of the Plan on January 12, 2006 under the symbol “STUOF”. The Company is also listed for trading in Germany

Table No. 7a lists the high, low and closing sales prices on the TSX Venture Exchange for the Company’s common shares until the completion of the Plan; Tables 7b and 7c list the trading of the Class A and Class B common shares since the completion of the Plan.

Table No. 7.a*

TSX Venture Exchange Stock Trading Activity

San Telmo Common Shares

(Canadian Dollars)

Period Ended	High	Low	Close

January 2006	$0.51	$0.425	$0.475
December 2005	$0.465	$0.41	$0.435
November 2005	$0.52	$0.39	$0.40
October 2005	$0.51	$0.375	$0.445
September 2005	$0.64	$0.49	$0.50
August 2005	$0.55	$0.46	$0.54

Quarter ended January 31, 2006	$0.52	$0.39	$0.475
Quarter ended October 31, 2005	$0.64	$0.375	$0.445
Quarter ended July 31, 2005	$0.53	$0.36	$0.50

Quarter ended April 30, 2005	$0.65	$0.49	$0.49
Quarter ended January 31, 2005	$0.79	$0.48	$0.61
Quarter ended October 31, 2004	$0.80	$0.50	$0.65
Quarter ended July 31, 2004	$1.24	$0.67	$0.67

Quarter ended April 30, 2004	$1.55	$0.94	$1.08
Quarter ended January 31, 2003	$2.38	$1.25	$1.60
Quarter ended October 31, 2002	$2.63	$0.85	$2.00
Quarter ended July 31, 2003	$1.00	$0.57	$0.63

Quarter ended April 30, 2003	$2.61	$2.27	$2.60
Quarter ended January 31, 2003	$2.15	$0.72	$2.15
Quarter ended October 31, 2002	$1.05	$0.12	$0.95
Quarter ended July 31, 2002	$1.26	$0.35	$0.35

Fiscal Year 2005	$1.24	$0.48	$0.49
Fiscal Year 2004	$2.61	$0.12	$2.60
Fiscal Year 2003	$0.60	$0.04	$0.60
Fiscal Year 2002	$1.15	$0.35	$0.35
Fiscal Year 2001	$0.80	$0.35	$0.52

Table No. 7.b

TSX Venture Exchange Stock Trading Activity

Class A Common Shares

(Canadian Dollars)

Period Ended	High	Low	Close

September 2006	$1.92	$1.21	$1.59
August 2006	$1.70	$1.48	$1.50
July 2006	$1.75	$1.46	$1.67
June 2006	$1.67	$1.15	$1.40
May 2006	$1.88	$1.35	$1.60
April 2006	$2.40	$0.63	$1.66
March 2006	$0.74	$0.62	$0.70
February 2006	$0.96	$0.62	$0.67
January 2006	$1.05	$0.83	$0.85

Fiscal Year 2006	$2.40	$0.62	$1.66

Table No. 7.c

TSX Venture Exchange Stock Trading Activity

Class B Common Shares

(Canadian Dollars)

Period Ended	High	Low	Close

September 2006	$5.05	$5.00	$5.00
August 2006	$4.95	$4.95	$4.95
July 2006	$4.95	$4.80	$4.80
June 2006	$5.00	$4.70	$4.80
May 2006	$5.00	$4.55	$4.65
April 2006	$5.00	$4.00	$4.60
March 2006	$3.80	$3.70	$3.80
February 2006	$3.86	$3.86	$3.86
January 2006	$3.85	$3.70	$3.70

Fiscal Year 2006	$5.00	$3.70	$3.70

Table Number 7.d lists the high, low and closing prices of the Company’s common share trading on the NASD OTCBB for the last 6 months and for each fiscal period since the shares began trading on November 26, 2002 until the completion of the Plan.

Table No. 7.d

NASD Bulletin Board Stock Trading Activity

(United States Dollars)

Period Ended	High	Low	Close

January 2006	$0.44	$0.355	$0.355
December 2005	$0.395	$0.30	$0.36
November 2005	$0.44	$0.33	$0.35
October 2005	$0.44	$0.35	$0.352
September 2005	$0.54	$0.41	$0.42
August 2005	$0.46	$0.36	$0.46

Quarter ended January 31, 2006	$0.44	$0.30	$0.355
Quarter ended October 31, 2005	$0.54	$0.35	$0.352
Quarter ended July 31, 2005	$0.43	$0.33	$0.40

Quarter ended April 30, 2005	$0.54	$0.38	$0.39
Quarter ended January 31, 2005	$0.63	$0.40	$0.50
Quarter ended October 31, 2004	$0.63	$0.39	$0.50
Quarter ended July 31, 2004	$0.91	$0.50	$0.51

Quarter ended April 30, 2004	$1.22	$0.67	$0.81
Quarter ended January 31, 2004	$1.83	$0.95	$1.14
Quarter ended October 31, 2003	$1.93	$0.57	$1.57
Quarter ended July 31, 2004	$0.73	$0.40	$0.46

Quarter ended April 30, 2003	$1.81	$1.35	$1.80
Quarter ended January 31, 2003	$1.40	$0.82	$1.38

Fiscal Year 2005	$0.91	$0.38	$0.39
Fiscal Year 2004	$1.93	$0.40	$0.81
Fiscal Year 2003	$1.81	$0.82	$1.80

Table Number 7.e lists the high, low and closing prices of the Company’s Class A common share trading on Germany’s XETRA since the completion of the Plan.

Table No. 7.e*

XETRA Germany Stock Trading Activity

Class A Common Shares

(Euros)

Period Ended	High	Low	Close

September 2006	€1.45	€0.94	€1.45
August 2006	1.10	1.10	1.10
July 2006	1.59	1.08	1.10
June 2006	0.56	0.56	0.56
May 2006	0.56	0.56	0.56
April 2006	0.66	0.56	0.56
March 2006	0.66	0.66	0.66
February 2006	0.70	0.66	0.66
January 2006	0.70	0.70	0.70

*

Prices in all stock trading tables have been adjusted to reflect a 3 for 1 forward stock split effective August 15, 2004; a 2 for 1 forward stock split effective July 11, 2001; and a 1 for 7 reverse stock split effective August 15, 2002; However, Share prices have not been adjusted for the effective 1 for 2 exchange of shares under the Plan.

ITEM 10. Additional Information

As of April 30, 2006, the Company was authorized to issue an unlimited number of Class A common shares without par value, and unlimited number of Class B common shares without par value, and an unlimited number of Preferred shares without par value. The Company had 28,851,120 Class A common shares issued and outstanding and 810,000 Class B common shares issued and outstanding as at its fiscal year end of April 30, 2006.

The authorized shares of common stock of the Company are in two classes, and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities and satisfaction of preferred shareholders, if any.  No shares have been issued subject to call or assessment. There are no preemptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Business Corporations Act (Alberta).  Unless the Business Corporations Act or the Company's Bylaws and Articles or memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority of the shares represented at the shareholders' meeting.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Convertibility of Class B common shares into Class A common shares

The Company currently has two classes of Common Stock, Class A and Class B, each of which rank equally as to dividends, voting powers, and participation in assets. Each holder of the Class A and Class B shares is entitled to one vote. The Class B common shares will be convertible at the option of the Corporation, at any time after July 31, 2008 and before July 31, 2010 into Class A shares. The number of Class A shares obtained upon conversion of each Class B share will be equal to $10.00 divided by a greater of $1.00 and the current market price of the Class A shares at the effective date of conversion. If the Company fails to exercise the option to convert the Class B shares into Class A shares by the close of business on July 31, 2010, then the Class B shares shall be convertible, at the option of the shareholder, at any time after August 1, 2010 and before September 1, 2010. Any Class B shares outstanding at the close of business on September 1, 2010 shall be automatically converted into Class A shares.

Escrowed Shares

Pursuant to an Escrow Agreement dated November 3, 1997, the 750,000 Common Shares of San Telmo issued to the principal shareholders prior to the initial public offering of San Telmo in Canada, pursuant to a prospectus dated November 3, 1997, were deposited with Pacific Corporate Trust Company of Canada as escrow agent.  As of April 30, 2005, there were 321,427 common shares of San Telmo remaining in escrow. After the Plan with old Rolling Thunder and taking into account the exchange of two common shares of San Telmo for one Class A common share of new Rolling Thunder, there were 160,714 Class A common shares remaining in escrow under this agreement. On April 20, 2006, the certain conditions required to release these shares from escrow were met. As of April 30, 2006, the end of the most recent fiscal year, there were no shares remaining in escrow under this escrow agreement.

Pursuant to an Escrow Agreement dated June 6, 2005 between old Rolling Thunder, Olympia Trust Company and certain shareholders, including all of the directors, officers and key consultants at the time of the initial public offering, 4,000,000 Class A Common Shares of the Company were held in escrow by Olympia Trust Company pursuant to the requirements of National Policy 46-201, “Escrow for Initial Public Offerings”. Ten (10%) of the held shares were to be released from Escrow upon receiving the receipt of notice from the TSX-V confirming the listing of the Class A common shares on the TSX Venture Exchange. The remaining ninety percent (90%) would be released in fifteen percent (15%) tranches during consecutive six month intervals over a 36-month period following such receipt. As of April 30, 2006, the end of the most recent fiscal year, 3,000,000 Class A common shares remained in escrow. These shares will be released in 15% tranches during consecutive six-month intervals, with the final release scheduled for July 8, 2008.

Flow-Through Shares

Proceeds from the sale of Flow-Through common shares that are used to fund certain types of exploration and development work in Canada may qualify for tax credits under Section 66 of the Income Tax Act of Canada. Qualifying expenditures made by eligible individuals and corporations conducting exploration and development in Canada may receive tax credits.

Common shares of exploration and development companies which are issued under the program are known as “Flow-Through” shares as the Company making the qualified expenditures flow-through such tax credits received to the purchasers of these specific common shares. Under the sales of such Flow-Through shares, the Company will renounce and distribute any credits received under the program to the purchasers of the Flow-Through shares.

Upon the completion of the Plan, the Company had a commitment for flow-through expenditures of $9,000,000. The income tax deductions relating to these expenditures were renounced in March 2006.

Subsequent to the fiscal year ended April 30, 2006, the Company closed a private placement of 1,098,951 Flow-Through Class A common shares which were eligible for renunciation of Canadian Development Expenses (“CDE”), and 2,381,000 Flow-Through Class A common shares which were eligible for renunciation of Canadian Exploration Expenses (“CEE”). Under these placements, the Company has $2,000,091 of CDE qualifying expenses to incur before December 31, 2006, and $5,000,100 of CEE qualifying expenditures to incur before December 31, 2007, all of which will be renounced to the Flow-Through share purchasers with an effective date of December 31, 2006.

Stock Options

The Company has a stock option plan for officers, directors, employees of, and consultants to, the Company. The plan has reserved for issuance a number of Class A common shares equal to 10% of the total number of Class A common shares issued and outstanding from time to time, calculated on a non-diluted basis. No one participant in the plan is permitted to hold options representing more than 5% of the total number of Class A common shares issued and outstanding in any 12 month period, and in the case of consultants and persons retained to perform investor relations activities, 2% in any 12 month period. The Company must obtain shareholder approval for grants of Options to insiders if the number of options granted exceeds 10% of the issued shares, within any 12-month period. All options granted will be exercisable for a period not to exceed five years unless the Company receives the permission of the stock exchange or exchanges on which the shares are then listed and as specifically provided by the Board of Directors, but in any event shall not be exercisable for a period exceeding 10 years. Options will be non-transferable and will comply with the requirement of the regulatory authorities.

The Board of Directors shall determine the period during which an option may be exercised at the time the option is granted, subject to any vesting limitations, which may be imposed by the Board at the time such option is granted. The Board may, subject to the receipt of any necessary regulatory approvals, in its sole discretion, accelerate the time at which any Option may be exercised, in whole or in part. Options will vest in equal installments as approved by the Board of Directors and as under the policies of the TSX Venture Exchange  Currently, those policies provide that minimum vesting requirements shall be 12.5% of the option grant upon TSX Venture Exchange approval and 12.5% for every three months thereafter.

Subject to any written agreement providing otherwise and subject to the option period, if any Participant shall cease to hold the position or positions of director, officer, employee or consultant of the Company or any of its subsidiaries or affiliates for any reason other than death or permanent disability of the Participant, the options granted to the Participant will terminate at 5:00 p.m. (Calgary time) on the earlier of the date of the expiration of the option period and 90 days after the date such Participant ceases to hold the position or positions of director, officer, employee or consultant of the Corporation as the case may be, and ceases to actively perform services for the Corporation.  An option granted to a Participant who performs investor relations services on behalf of the Company shall terminate on the date of termination of the employment or cessation of services being provided and shall be subject to exchange policies and procedures for the termination of options for investor relations services. Subject to any written agreement and subject to the option period, in the event of the death or permanent disability of a Participant, any options previously granted to the Participant shall be exercisable until the end of the option period or until the expiration of 12 months after the date of death or permanent disability of such Participant, whichever is earlier. The options are exercisable by the person or persons to whom the Participant’s rights under the option shall by the Participant’s will or applicable law.

As of September 22, 2006, Table No. 8 details the number of common stock options outstanding.

Table No. 8

Stock Options Outstanding

Name	Title	Number of Shares of Common Stock	Number of Options Currently Vested	Exercise Price	Expiration Date

Peter Bolton	President, CEO and Director	140,000 150,000 100,000	93,333 50,000 33,333	$1.00 $1.67 $1.51	6/30/10 5/01/11 8/31/11

Keith Macdonald	Chairman and Director	70,000 80,000	46,667 26,667	$1.00 $1.67	6/30/10 5/01/11

Ken Ellison	COO and Vice-President, Exploration	140,000 150,000 100,000	93,333 50,000 33,333	$1.00 $1.67 $1.51	6/30/10 5/01/11 8/31/11

Kamelia Wong	Chief Financial Officer and Corporate Secretary	90,000 150,000 110,000	60,000 50,000 36,667	$1.00 $1.67 $1.51	6/30/10 5/01/11 8/31/11

Andy Potter	Vice-President, Engineering	275,000 75,000	91,667 25,000	$1.32 $1.51	6/22/11 8/31/11

Raymond Smith	Director	70,000 80,000	46,667 26,667	$1.00 $1.67	6/30/10 5/01/11

W. John McKay	Director	150,000	50,000	$1.51	8/31/11

Placement Agent (1)		495,000	495,000	$1.00	12/30/06

Employees, Former Officer/Employees, and Consultants (8 persons)		156,667 20,000 115,000 281,667 120,000	120,000 13,333 0 111,666 39,999	$1.00 $1.05 $0.75 $1.67 $1.51	6/30/10 8/04/10 4/06/11 5/01/11 8/31/11

	Total	3,118,334	1,540,000

(1)

These options were issued to Dundee Securities Corporation and Acumen Capital Finance Partners Limited as agents options on old Rolling Thunder’s Initial Public Offering.

Stock Purchase Warrants

As of April 30, 2006, the Company had  650,000 common stock purchase warrants outstanding at an exercise price of $1.64 and an expiry date of June 11, 2006. Subsequent to the fiscal year end, 15,000 of these warrants were exercised for proceeds of $24,600. The remaining 635,000 warrants expired unexercised.

As of September 22, 2006, the Company had no share purchase warrants outstanding.

Changes in Share Capital

During the fiscal year ended April 30, 2006, the Company completed the Plan between San Telmo and old Rolling Thunder. Under the Plan, the Company exchanged 10,820,00 new Rolling Thunder Class A common shares for 10,820,000 old Rolling Thunder Class A common shares on the basis of 1 for 1; exchanged 810,000 new Rolling Thunder Class B common shares for 810,000 old Rolling Thunder Class B common shares on the basis of 1 for 1; issued 18,217,570 new Rolling Thunder Class A common shares for 36,435,169 San Telmo common shares on the basis of 1 for 2; and exchanged 8,333,333 new Rolling Thunder preferred shares for 8,333,333 San Telmo common shares on the basis of 1 for 1. These preferred shares were later redeemed by the Company for aggregate cash consideration of $5,000,000.

In the past 3 fiscal years, the Company has issued common stock for the following:

Fiscal Year	Nature of Class A Share Issuance	Number of Shares	Amount
Fiscal 2004	Private Placements	2,739,080	$2,585,348
	Exercise of Stock Options	414,500	$227,250
	Exercise of Warrants	375,000	$45,000
	Finder’s Fees	33,775	$60,000
	Forward 3 for 1 Stock Split	12,782,212	Nil

Fiscal 2005	Private Placement	810,000	$1,134,000
	Exercise of Stock Options	150,000	$75,000
	Exercise of Warrants	750,000	$90,000

Fiscal 2006	Issued for Acquisition of old Rolling Thunder	10,820,000	Nil
	Exercise of Warrants	160,000	$262,400

Transition Period	Private Placement	4,976,951	$9,500,181
2006 to date	Exercise of Options	300,000	$165,000
	Exercise of Warrants	15,000	$24,600

*

Per share amounts have been adjusted for the effective 1 for 2 exchange of shares under the Plan.

The TSX Venture Exchange

The TSX Venture Exchange (“TSX-V”) is a result of the acquisition of the Canadian Venture Exchange by the Toronto Stock Exchange.

The Canadian Venture Exchange was a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange which took place on November 29, 1999. On August 1, 2001, the Toronto Stock Exchange completed its purchase of the Canadian Venture Exchange from its member firms and renamed the Exchange the TSX Venture Exchange (the “TSX-V”). The TSX-V currently operates as a complementary but independent exchange from its parent.

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

Regulation of the TSX-V, its member firms and its listed companies is the responsibility of Market Regulation Services Inc. (“RS”) which was created as a joint initiative of The Toronto Stock Exchange Inc. and the Investment Dealers Association of Canada.

RS is recognized as a self-regulatory entity in the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec. As a Regulation Service Provider, RS provides independent regulation services to marketplaces (existing exchanges, quotation and trade reporting systems (“QTRSs”)) and alternative trading systems (“ATSs”) and their participants in Canada that contract with RS Inc. for the provision of regulation services. As a national regulator for the Canadian marketplace, it is the first independent regulator of its kind for the Canadian securities market.

RS administers, oversees and enforces the Universal Market Integrity Rules (“UMIR”). To ensure compliance with UMIR, RS monitors real-time trading operations and market-related activities of marketplaces and participants. RS also enforces compliance with UMIR by investigating alleged rule violations and administering any settlements and hearings that may arise in respect of such violations.

RS's areas of responsibility include Market Surveillance; Operations and General Counsel (“Market Policy”); and Investigations and Enforcement.

The Market Surveillance Division monitors all securities trading for compliance with the Universal Market Integrity Rules and marketplace specific rules. Market Surveillance Division also investigates irregularities and complaints relating to trading on marketplaces for which RS acts as regulation services provider to ensure a fair and orderly marketplace for all participants. This division is responsible for market supervision, which includes monitoring trading activity and timely disclosure, as well as preliminary investigations and trade desk compliance.

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

Memorandum and Articles of Association

San Telmo was originally incorporated under the laws of British Columbia. Upon completion of the merger between San Telmo and old Rolling Thunder, the Company continued under old Rolling Thunder’s Bylaws which are incorporated under the Alberta Business Corporations Act (the “Act”). The Plan was completed on January 12, 2006.

There are no restrictions on the business the Company may carry on in the Company Bylaws. The Company is required at all times to have a registered office within Alberta.

Article 27 requires any director or senior officer who is a part to a material contract or proposed material contract must disclose the nature and extent of his interest at the time and in the manner provided by the Act. Except as provided by the Act, no such director shall vote on any such resolution to approve such contract.

A director may hold any office as an officer or director with the Company in conjunction with the office of director. Subject to the Articles or any unanimous shareholder agreement, the directors of the Corporation may fix the remuneration of the directors, officers or employees of the Corporation. Any remuneration paid to a director of the Corporation shall be in addition to the salary paid to such director in his capacity as an officer or employee of the Corporation.

Article 7 of the Company’s Bylaws address the duties of the directors. Directors, in exercising his powers and discharging his duties, shall act honestly and in good faith with a view to the best interests of the Corporation; and exercise the care, diligence, and skill that a reasonably prudent person would exercise in comparable circumstances.

Articles 23 and 24 address the Committees of the Board of Directors. Directors may, from time to time, appoint from their number a managing director, who must be a resident Canadian, or a committee of directors, at least half of whom shall be resident Canadians, and may delegate to the managing director or such committee any of the powers of the directors, except

(a)

submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)

fill a vacancy among the directors or in the office of auditor;

(c)

issue securities except in the manner and on the terms authorized by the directors;

(d)

declare dividends;

(e)

purchase, redeem, or otherwise acquire shares issued by the Corporation, except in the manner and on the terms authorized by the directors;

(f)

pay a commission referred to in section 42 of the Act;

(g)

approve a management proxy circular;

(h)

approve any annual financial statements to be placed before the shareholders of the Corporation; or

(i)

adopt, amend, or repeal the bylaws of the Corporation.

If any of the issued shares of the Corporation, or securities of the Corporation which may or might be exchanged for or converted to shares of the Corporation, were part of a distribution to the public and the Corporation has more than 15 shareholders, the directors shall elect annually from among their number an audit committee. The committee is to be composed of not fewer than three directors, a majority of whom are not officers or employees of the Corporation or any of its affiliates. The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee and, at the expense of the Corporation, attend and be heard thereat. The auditor of the Corporation or any member of the audit committee may call a meeting of the audit committee.

Meetings of directors or of any committee of directors may be held at any place. A meeting may be convened by the Chairman of the Board, if any, the President or any director at any time. A quorum is a majority of the directors, and directors shall not transact business at a meeting of directors unless a quorum is present and at least half of the directors present are resident Canadians.

Bylaw No. 2 details the borrowing powers of the Directors. They may, on behalf of the Company:

(a)

Borrow money on the credit of the Corporation;

(b)

Issue, reissue, sell or pledge debt obligations of the Corporation, including without limitation, bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured;

(c)

Give a guarantee on behalf of the Corporation to secure the performance of an obligation of any individual, partnership, association, body corporate, trustee, executor, administrator or legal representative;

(d)

Mortgage, hypothecate, pledge, or otherwise create an interest in or charge on all or any property of the Corporation, owned or subsequently acquired, to secure payment of a debt or performance of any other obligation of the Corporation;

(e)

delegate to one or more directors, a committee of directors of one or more officers of the Corporation as may be designated by the directors, all or any of the powers conferred by the foregoing clauses of this by-law to such extent and in such manner as the directors shall determine at the time of each such delegation.

A director need not be a shareholder of the Company, and there are no age limit requirements pertaining to the retirement or non-retirement of directors. A person is disqualified from being a director if:

(a)

they are under 18 years of age;

(b)

is a dependent adult as defined in the Dependent Adults Act;

(c)

is a former patient as defined in the Mental Health Act;

(d)

is the subject of an order under the Mentally Incapacitated Persons Act appointing a committee of his person or estate or both;

(e)

has been found to be a person of unsound mind by a court elsewhere than in Alberta;

(f)

A person who is not an individual; and

(g)

a person who has the status of bankrupt.

Articles 28 and 29 provide for the indemnification of directors and officers, former officers and directors, or a person who acts or acted at the Corporation’s request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or preceding to which he is made a party by reason of being or having been a director or officer of the Corporation or body corporate, if:

(a)

he acted honestly and in good faith with a view to the best interests of the Corporation; and

(b)

in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

Common Shares

The authorized share structure consists of an unlimited number of Class A common shares without nominal or par value, an unlimited number of Class B common shares without nominal or par value, and an unlimited number of preferred shares without nominal or par value.

All the shares of common stock of the Company rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of the Company, if any, remaining after payments of all debts and liabilities and the satisfaction of preferred shareholders, if any.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

The Class B common shares will be convertible at the option of the Corporation, at any time after July 31, 2008 and before July 31, 2010 into Class A shares. The number of Class A shares obtained upon conversion of each Class B share will be equal to $10.00 divided by a greater of $1.00 and the current market price of the Class A shares at the effective date of conversion. If the Corporation fails to exercise the option to convert the Class B shares into Class A shares by the close of business on July 31, 2010, then the Class B shares shall be convertible, at the option of the shareholder, at any time after August 1, 2010 and before September 1, 2010. The number of Class A shares obtained upon the conversion of each Class B shares will be equal to $10.00 divided by the greater of $1.00 and the current market price of the Class A shares at the effective date of conversion. Any Class B shares outstanding at the close of business on September 1, 2010 shall be automatically converted into Class A shares. The number of Class A shares obtained upon conversion of each Class B share will be equal to $10.00 divided by the greater of $1.00 and the current market price of the Class A shares at the effective date of conversion.

The annual meeting of shareholders shall be held at the registered office of the Corporation or at a place elsewhere within Alberta determined by the directors on such day in each year and at such time as the directors may determine. The directors may at any time call a special meeting of shareholders to be held on such day and at such time at such place within Alberta as the directors may determine. The holders of not less than five percent (5%) of the issued shares of the Corporation may carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. Subject to subsection (3) of section 142 of the Act, upon receipt of the requisition, the directors shall call a meeting of shareholders to transact the business stated in the requisition. If the directors do not within twenty-one days after receiving the requisition call a meeting, any shareholder who signed the requisition may call the meeting.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed. However, any ownership level above 10% must be disclosed to the TSX Venture Exchange and the appropriate Canadian Provincial Securities commissions.

A copy of the Company’s revised articles is filed as an exhibit to this Form 20-F Annual Report.

Material Contracts

Currently, the Company has no material contracts, other than contracts entered into during the normal course of business, currently in effect. For the fiscal year ended April 30, 2005, the Company had four material contracts in effect. All of these contracts were option agreements between San Telmo and old Rolling Thunder. As a result of the Plan and amalgamation of the two parties, the contracts are no longer in effect.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company’s common shares.  Any remittance of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the common shares of the Company) pursuant to Article X of the reciprocal treaty between Canada and the United States.

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

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; (iii) the acquisition of voting of an entity which controls, directly or indirectly, another entity carrying on a Canadian business. An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA.  An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares.  For partnerships, trusts, joint ventures or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

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

Taxation

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

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”) and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Annual Report and the current administrative practices of Canada Customs and Revenue Agency.  This summary does not take into account provincial income tax consequences.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

CANADIAN INCOME TAX CONSEQUENCES

Disposition of Common Stock

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

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include one half of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct one half of any capital loss (“allowable capital loss”) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company. Each holder and prospective holder of common shares of the Company is advised to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company applicable to their own particular circumstances.

U.S. Holders

As used herein, a “U.S. Holder” includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and a U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

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

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% (SHOULD THIS BE 28%) U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of common shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

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

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. shareholders of foreign corporations.  These rules do not apply to non-U.S. shareholders.  Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion.  Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (“CFC”) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns.  Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

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

Part II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable

Item 15.  Controls and Procedures

Within 90 days prior to the filing date of this report, the Company, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer Peter Bolton and Chief Financial Officer Kamelia Wong, has evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934, as amended. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company required to be included in this Form 20-F Annual Report.

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

There were no significant changes made in the Company’s disclosure controls or, to the Company’s knowledge, in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Item 16A.  Audit Committee Financial Experts

The Company has determined that Keith Macdonald, Chairman of the Audit Committee, is its “audit committee financial expert”. Mr. Macdonald is a Chartered Accountant with past experience as an officer and director of several public oil and gas companies. Mr. Macdonald is not considered “independent”.

Item 16B.  Code of Ethics

The Company has a written Code of Ethics which applies to its employees, officers, directors, consultants, and its subsidiaries, if any.

A copy of the Company’s Code of Ethics has been filed as an exhibit to this Annual Report. The text of the Code is also available on the Company’s website located at www.rollingthunderexploration.com.

Item 16C.  Principal Accountant Fees and Services

The following table details the fees paid by the Company to its auditors for the 2006 and 2005 fiscal years.

For the fiscal year ended April 30 2005, San Telmo paid the following fees to its auditor Amisano Hanson, independent Chartered Accountants.

Fiscal Year 2005
Audit Fees:
Audit Fees	$ 41,313
Audit Related Fees	Nil
Tax Fees	Nil
Other Fees	17,250
Total Fees:	$ 58,563

For the fiscal year ended December 31, 2005, old Rolling Thunder paid the following fees to Hudson Company LLP, independent Chartered Accountants.

Fiscal Year 2005
Audit Fees:
Audit Fees: (1)	$ 6,527
Audit Related Fees (2):	3,745
Tax Fees (3)	4,066
Other Fees

Total Fees:	$ 14,338

(1)

Audit Fees include audited financial statements for inclusion in the prospectus for the initial public offering of old Rolling Thunder dated June 30, 2005.

(2)

Audit Related Fees include the review of the prospectus due diligence related to the Initial Public Offering of old Rolling Thunder.

(3)

Tax Fees include Flow-Through share advice.

For the fiscal year ended April 30, 2006, the Company paid the following fees to Hudson Company LLP, Independent Chartered Accountant, and the Company’s Canadian statutory auditor.  For the fiscal year ended April 30, 2006, no amounts had been paid or expenses incurred, to Whitley Penn LLP, the Company’s independent registered public accounting firm.

Fiscal Year 2006 (1)
Audit Fees:
Audit Fees	$ -
Audit Related Fees	-
Tax Fees (1)	8,774
Other Fees (2)	31,137

Total Fees:	$ 39,911

(1)

Tax fees include 2005 tax returns and a review of the tax implications of the amalgamation between old Rolling Thunder and San Telmo

(2)

Other fees include the review of 3rd Quarter 2005 financial statements for inclusion in the amalgamation information circular and the review of the information circular.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Part III

ITEM 17. FINANCIAL STATEMENTS

The Company's financial statements are stated in CDN$ and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP except as disclosed in Note 18 in the notes to consolidated financial statements included herein.  The value of the U.S. Dollar in relation to the Canadian Dollar was 1.12 as of September 30, 2006.

The financial statements as required under ITEM 17 are attached hereto and found immediately following the text of this Registration Statement. The reports of Whitley Penn LLP and Amisano Hanson, Independent Registered Accounting Firms, are included herein immediately preceding the financial statements. The audit report of Hudson & Company, Independent Chartered Accounts, is also included immediately preceding the financial statements of old Rolling Thunder.

ITEM 18. FINANCIAL STATEMENTS

The Registrant has elected to provide financial statements pursuant to ITEM 17.

ITEM 19. EXHIBITS

(A1)  The financial statements thereto as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The reports of Whitley Penn LLP and Amisano Hanson, for the audited consolidated financial statements are included herein immediately preceding the audited consolidated financial statements.

Audited Consolidated Financial Statements for the period ending April 30, 2006.

Auditor’s Report, dated July 14, 2006.

Consolidated Balance Sheets at April 30, 2006 and 2005.

Consolidated Statements of Operations and Accumulated Deficit for the years ended April 30, 2006, 2005, and 2004.

Consolidated Statements of Cash Flows for the years ended April 30, 2006, 2005, and 2004.

Notes to Consolidated Financial Statements

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS (cont.)

(B)  Index to Exhibits:

1. Amended Certificate of Incorporation, Certificate of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws

2. Instruments defining the rights of holders of the securities being registered – N/A
3. Voting Trust Agreements – N/A
4. Material Contracts – N/A
5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries – N/A
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A

10.Other documents

Copy of the Company’s Code of Ethics

Copy of the Company’s Stock Option Plan

Audit Committee Charter

Audit Committee Chair Position Description

Compensation Committee Charter

Compensation Committee Chair Position Description

Governance and Nominating Committee Charter

Governance and Nominating Committee Chair Position Description

Reserves Committee Charter

Reserves Committee Chair Position Description

Form 302 Certifications

      Form 906 Certifications

SIGNATURE PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Rolling Thunder Exploration Ltd.

We have audited the accompanying consolidated balance sheet of Rolling Thunder Exploration Ltd. as of April 30, 2006 and the related consolidated statements of operations and accumulated deficit and cash flows for the year then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rolling Thunder Exploration Ltd. at April 30, 2006 and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in Canada.

/s/ Whitley Penn LLP

Fort Worth, Texas

July 14, 2006

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

Vancouver, Canada

“AMISANO HANSON”

August 4, 2005

Chartered Accountants

ROLLING THUNDER EXPLORATION LTD.

(Formerly San Telmo Energy Ltd.)

CONSOLIDATED BALANCE SHEETS

(in Canadian dollars)

	April 30, 2006	April 30, 2005

ASSETS
Current assets
Cash and cash equivalents	$ 11,041	$ 58,474
Accounts receivable and accrued receivables	1,407,030	1,512,670
Prepaid expenses and deposits	570,742	161,748
Total current assets	1,988,813	1,732,892
Property, plant and equipment (Note 5)	13,236,246	7,520,144
Total assets	$ 15,225,059	$ 9,253,036
LIABILITIES
Current liabilities
Bank indebtedness (Note 6)	$ 1,128,562	$ 2,124,106
Accounts payable and accrued liabilities	3,281,189	1,575,705
Total current liabilities	4,409,751	3,699,811
Future income taxes (Note 7)	702,800	-
Asset retirement obligations (Note 8)	385,441	172,662
Total liabilities	5,497,992	3,872,473

SHAREHOLDERS’ EQUITY
Share capital (Note 9)	13,785,702	10,414,878
Contributed surplus (Note 10)	3,423,330	2,536,500
Accumulated deficit	(7,481,965)	(7,570,815)
Total shareholders’ equity	9,727,067	5,380,563
Total liabilities and shareholders’ equity	$ 15,225,059	$ 9,253,036

Commitments (Notes 9 and 14)

Subsequent events (Note 16)

See accompanying notes to the consolidated financial statements

ROLLING THUNDER EXPLORATION LTD.

(Formerly San Telmo Energy Ltd.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

(in Canadian dollars)

Year ended April 30,	2006	2005	2004

REVENUES
Oil and natural gas	$ 9,167,498	$ 5,579,618	$ 432,891
Royalties	(2,455,372)	(1,334,854)	(104,695)
Other	162,227	-	-
Total revenues	6,874,353	4,244,764	328,196
EXPENSES
Operating	1,289,378	927,749	53,996
Transportation	290,704	246,689	-
General and administrative	1,765,906	1,079,716	1,374,156
Interest	164,459	104,264	33,177
Stock-based compensation (Note 9)	1,103,985	1,839,000	697,500
Depletion, depreciation and accretion	3,629,887	1,822,396	265,982
Total expenses	8,244,319	6,019,814	2,424,811
Loss before other items	(1,369,966)	(1,775,050)	(2,096,615)
Other items:
Gain on disposal of mineral property	-	-	9,999
Loss before income taxes	(1,369,966)	(1,775,050)	(2,086,616)
Future income tax recovery (Note 7)	1,458,816	82,860	-
Net income (loss)	88,850	(1,692,190)	(2,086,616)
Accumulated deficit, beginning of period	(7,570,815)	(5,878,625)	(3,792,009)
Accumulated deficit, end of period	$(7,481,965)	$(7,570,815)	$ (5,878,625)
Net income (loss) per share (Note 11)
Basic	$ 0.003	$ (0.079)	$ (0.111)
Diluted	$ 0.003	$ (0.079)	$ (0.11)

See accompanying notes to the consolidated financial statements

ROLLING THUNDER EXPLORATION LTD.

(Formerly San Telmo Energy Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in Canadian dollars)

Year ended April 30,	2006	2005	2004

Cash provided by (used in):
Operating activities
Net income (loss)	$ 88,850	$ (1,692,190)	$ (2,086,616)
Items not involving cash:
Depletion, depreciation and accretion	3,629,887	1,822,396	265,982
Gain on sale of mineral property	-	-	(9,999)
Stock-based compensation	1,103,985	1,839,000	697,500
Lender’s fee	-	-	60,000
Future income tax recovery	(1,458,816)	(82,860)	-
Cash provided by (used in) operating activities	3,363,906	1,886,346	(1,073,133)
Change in non-cash working capital (Note 12)	(1,213,301)	(419,607)	(164,407)
Net cash provided by (used in) operating activities	2,150,605	1,466,739	(1,237,540)

Financing activities
Increase (decrease) in bank indebtedness	(995,544)	2,214,106	-
Proceeds from (repayment of) loans payable	-	(629,195)	629,195
Repayment of convertible debentures	-	-	(28,125)
Issue of common shares, net of issue costs	-	1,299,000	2,857,598
Cash received on exercise of warrants	262,400	-	-
Redemption of preferred shares	(5,000,000)	-	-
Cancellation of Class A common shares (Note 9)	(415,740)	-	-
Change in non-cash working capital (Note 12)	(618)	8,193	600
Net cash provided by (used in) financing activities	(6,149,502)	2,802,104	3,459,268

Investing activities
Expenditures on property, plant and equipment	(7,547,322)	(2,898,648)	(5,303,096)
Business acquisition, net of cash acquired (Note 4)	10,812,080	-	-
Amalgamation costs (Note 4)	(323,117)	-	-
Proceeds from sale of mineral property	-	-	10,000
Change in non-cash working capital (Note 12)	1,009,823	(1,378,454)	1,975,015
Net cash provided by (used in) investing activities	3,951,464	(4,277,102)	(3,318,081)
Decrease in cash and cash equivalents	(47,433)	(8,259)	(1,096,353)
Cash and cash equivalents, beginning of year	58,474	66,733	1,163,086
Cash and cash equivalents, end of year	$ 11,041	$ 58,474	$ 66,733

Supplemental disclosure cash flow information:

Interest paid	$ 102,884	$ 79,292	$ 3,982
Interest received	$ 32,406	$ -	$ -

See accompanying notes to the consolidated financial statements

ROLLING THUNDER EXPLORATION LTD.

(Formerly San Telmo Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.

NATURE OF BUSINESS

On January 12, 2006 Rolling Thunder Exploration Ltd. (“ROL”) completed an amalgamation with San Telmo Energy Ltd. (“STU”), a public junior oil and gas exploration company.   STU was deemed the acquiring entity in the transaction.  The amalgamated entity is a continuation of STU and continues operations under the name of Rolling Thunder Exploration Ltd. (“Rolling Thunder” or the “Corporation”).  The Corporation’s Class A and Class B common shares are trading on the TSX Venture Exchange (“TSX-V”).  The Corporation is engaged in the acquisition, exploration, development and production of petroleum and natural gas reserves in western Canada.  The Corporation’s executive and corporate offices are located in Calgary, Canada.

2.

MANAGEMENT’S PLANS

Management’s plans given the negative working capital, historical net losses and accumulated deficit are to raise additional capital (see Note 16 “Subsequent Events”) and utilize existing credit facilities to fund drilling, exploration and tie-in activities of the Corporation and to fund operations through cash generated by the operations of Rolling Thunder.  Rolling Thunder had net cash provided by operations for the years ended April 30, 2006 and 2005.

3.

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles and are stated in Canadian dollars.  Significant accounting policies are summarized below:

Basis of consolidation

Prior to the amalgamation of STU and ROL on January 12, 2006, the financial statements of the Corporation included the accounts of STU and its wholly-owned subsidiary San Telmo Energy Inc.  Transactions between STU and its wholly-owned subsidiary before amalgamation were eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenue and expenses during the period.  By their nature, these estimates are subject to measurement uncertainty and may impact the financial statements of future periods.

Joint ventures

A substantial part of the Corporation’s exploration and development activities are conducted jointly with others and accordingly, the financial statements reflect only the Corporation’s proportionate interest in such activities.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, account balances with banks and short-term investments with a maturity of 90 days or less at the time of issue.

Accounts Receivable

The Corporation performs ongoing credit evaluations of its customers’ financial condition and extends credit to virtually all of its customers.  Credit losses to date have not been significant and have been within management’s expectations.  In the event of complete non-performance by the Corporation’s customers, the maximum exposure to the Corporation is the outstanding accounts receivable balance at the date of non-performance.

Property, plant and equipment

a)

The Corporation follows the Canadian full cost method of accounting for petroleum and natural gas operations, whereby costs of exploring for and developing petroleum and natural gas properties and related reserves are initially capitalized into a single Canadian cost center.  Such costs include those related to lease acquisitions, geological and geophysical activities, lease rentals on non-producing properties, drilling of productive and non-productive wells, tangible production equipment, and the portion of general and administrative expenses directly attributable to exploration and development activities.

Costs of acquiring unproved properties are initially excluded from the full cost pool and are assessed each reporting period to ascertain whether impairment has occurred.  When proved reserves are assigned to the property or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the full-cost pool.  Proceeds received from the disposal of properties are normally deducted from the full-cost pool without recognition of a gain or loss.  When a significant portion of properties are sold, a gain or loss is recorded and reflected in the consolidated statement of operations.  Depletion of petroleum and natural gas properties and depreciation of production equipment is calculated using the unit-of-production method based upon estimated proved reserves, before royalties, as determined by an independent engineer.  For purposes of the calculation, natural gas reserves and production are converted to equivalent volumes of petroleum based upon relative energy content.

The Corporation will place a limit on the aggregate carrying value of property, plant and equipment (“PP&E”), which may be amortized against revenues of future periods (“ceiling test”).  An impairment loss is recognized if the carrying value exceeds the sum of undiscounted cash flows expected to result from the use and eventual disposition of the Corporation’s proved reserves.  Cash flows are based on third-party quoted forward prices, adjusted for the Corporation’s contract prices and quality differentials.  The cost of unproved properties that contain no probable reserves and have been excluded from depletion and depreciation are subject to a separate test for impairment.  Upon recognition of impairment, the Corporation then measures the amount of impairment by comparing the carrying amount of the PP&E to the fair value of PP&E, which will usually be an amount equal to the estimated net present value of future net cash flows from proved plus probable reserves.  A risk-free interest rate is used to calculate the Corporation’s net present value of the future cash flows.

b)

Office furniture, equipment and leasehold improvements are recorded at cost, and are amortized under the declining balance method at the following rates:

Office furniture and equipment

20%

Computer hardware

30%

Computer software

100%

Leasehold improvements are amortized over the life of the lease.

Asset retirement obligations

The Corporation recognizes legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of assets.  A liability for the asset retirement obligation (“ARO”) is recognized when incurred, recorded at fair value and classified as a long-term liability in the consolidated balance sheet.  When the liability is initially recorded, the Corporation will record the net present value of the cost with a corresponding increase in the carrying value of the related long-lived asset.  The capitalized amount is depleted on a unit-of-production basis over the life of the reserves.  The liability amount is increased each reporting period due to the passage of time and the amount of accretion is reflected in the operating results of the respective period.  Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO and PP&E.  Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

 Future income taxes

The Corporation uses the liability method of accounting for income taxes.  Temporary differences arising from the differences between the tax basis of an asset or liability and the carrying amount for financial reporting purposes are used to calculate future income tax assets or liabilities.  Future income tax assets or liabilities are calculated using substantively enacted tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Flow-through shares

The Corporation has issued flow-through shares and the resultant proceeds are used to fund exploration and development expenditures within a defined time period.  The income tax deductions associated with the expenditures funded by flow-through arrangements are renounced to investors in accordance with the appropriate tax legislation.  A future tax liability is recognized in the period when the Corporation files the renouncement with the appropriate tax authorities and share capital is reduced by the estimated costs of the renounced tax deductions.

Revenue recognition

Revenues associated with sales of crude oil, natural gas and natural gas liquids are recognized when title passes to the purchaser.

Stock-based compensation

The Corporation has a stock option plan as described in Note 9.  The Corporation follows the fair value method for recognition of stock and stock options awarded to directors, officers, employees and consultants.  Under this method the fair value of the stock or stock options is charged to earnings with a corresponding increase in contributed surplus.  The fair value is estimated on the grant date using the Black-Scholes option-pricing model.  Compensation costs are recognized over the vesting period of the stock or stock options.  Consideration received by the Corporation on the exercise of stock options will be recorded as share capital.

Stock or stock options granted to non-employees for goods or services provided are recognized based on the fair value of the consideration received, or the fair value of the equity instruments, whichever is more reliably measurable.

Per share amounts

Basic per share amounts are calculated using the aggregate of the weighted average number of Class A common and Class B common shares outstanding during the period.  For the purpose of the per share calculation, the Class B common shares are converted into Class A common shares.  The number of Class A common shares obtained upon conversion of each Class B common share is equal to $10.00 divided by the greater of $1.00 or the then current market price of the Class A common shares.

Diluted per share amounts are calculated by applying the treasury stock method, whereby the effect of “in-the-money” instruments such as stock options and warrants affect the calculation.  The treasury stock method assumes that the proceeds that could be obtained upon exercise of the options and warrants are used to purchase Class A common shares at the average market price during the period.  The incremental shares, calculated as the difference between the number of shares assumed issued and the number of shares assumed purchased, are then included in the calculation of weighted average number of shares used in the computation of diluted earnings per share.

4.

BUSINESS ACQUISITION

On January 12, 2006, the Corporation completed the amalgamation of STU and ROL.  STU was deemed to be the acquirer in the transaction. As consideration, the Corporation issued 10,820,000 Class A common shares and 810,000 Class B common shares.  The transaction was measured at the exchange value and accounted for using the purchase method.  The purchase price was determined based on the fair value of the assets acquired as this value was more reliably measurable due to the nature of the assets acquired and the low trading volumes of ROL.  The results of operations of ROL were included in the accounts of the Corporation from January 12, 2006 to April 30, 2006.  The purchase price was allocated as follows:

Assets (liabilities) acquired:
Cash and cash equivalents	$ 10,812,080
Non-cash working capital	(1,606,226)
Petroleum and natural gas properties and equipment	1,628,090
Future income tax asset	769,200
Asset retirement obligations	(42,200)
Net assets acquired	$ 11,560,944

Purchase price consideration:
Common shares – Class A, net of amalgamation costs	$ 11,229,727
Common shares – Class B	8,100
Amalgamation costs	323,117
Total purchase price consideration	$ 11,560,994

5.

PROPERTY, PLANT AND EQUIPMENT

	2006
		Accumulated
		depletion and	Net book
	Cost	depreciation	value
Petroleum and natural gas properties and equipment	$18,880,842	$ 5,697,393	$13,183,449
Office equipment and leasehold improvements	64,859	12,062	52,797
Total property, plant and equipment	$18,945,701	$5,709,455	$13,236,246

2005
Accumulated
		depletion and	Net book
	Cost	depreciation	Value
Petroleum and natural gas properties and equipment	$ 9,568,974	$ 2,087,599	$ 7,481,375
Office equipment and leasehold improvements	73,122	34,353	38,769
Total property, plant and equipment	$ 9,642,096	$ 2,121,952	$ 7,520,144

At April 30, 2006, the cost of unproved properties of $1,855,151 (2005 - $860,238) and salvage values of approximately $300,000 (2005 - $230,000) have been excluded from petroleum and natural gas properties and equipment for the purposes of calculating depletion. Future development costs totaling $7,981,700 (2005 - $1,975,400) were included in the calculation of depletion.

The Corporation completed a ceiling test at April 30, 2006 to assess the recoverability of costs recorded in respect of petroleum and natural gas properties.  The petroleum and natural gas prices are based on the April 30, 2006 commodity price forecast of the Corporation’s independent reserve engineers.  These prices have been adjusted for commodity price differentials specific to the Corporation.  The following table summarizes the benchmark prices used in the ceiling test calculation:

Year	WTI Oil ($U.S/bbl)(1)	Foreign Exchange Rate	WTI Oil ($U.S/bbl)	Edmonton Par Price ($Cdn/bbl )(2)	AECO Gas ($Cdn/mcf)(3)
2006	60.00	0.85	70.59	69.60	7.90
2007	61.20	0.85	72.00	71.00	10.50
2008	62.45	0.85	73.47	72.50	8.90
2009	61.60	0.85	72.47	71.50	8.50
2010	59.55	0.85	70.06	69.10	8.70
2011	55.15	0.85	64.88	63.90	8.90
2012	56.35	0.85	66.29	65.30	9.10
2013	57.45	0.85	67.59	66.60	9.30
2014	58.60	0.85	68.94	67.95	9.50
2015	57.75	0.85	67.94	69.30	9.75

(1) Prices remain consistent for 2016 and increase at a rate of approximately 2.00% thereafter

(2) Prices remain consistent for 2016 and increase at a rate of approximately 2.00% thereafter

(3) Prices remain consistent for 2016 and increase at a rate of approximately 2.50% thereafter

A ceiling test write-down was not required at April 30, 2006 and 2005.

6.

BANK INDEBTEDNESS

	2006	2005
Cheques issued in excess of funds on hand	$ 178,562	$ 124,106
Revolving demand bank loan	950,000	2,000,000
Total bank indebtedness	$1,128,562	$ 2,124,106

The Corporation has a revolving demand bank loan of up to $5,000,000.  The loan bears interest at the National Bank of Canada prime rate plus 0.50% per annum with interest only payments paid monthly.  The Corporation also has a non-revolving acquisition/development demand loan of up to $1,500,000 repayable monthly over the half-life of the reserves being financed, including interest at the National Bank of Canada prime rate plus 0.75%.  In addition, the Corporation has a corporate credit card with a limit of $25,000.  As at April 30, 2006 and 2005, both the acquisition/development loan and the corporate credit card were unutilized.  Each of the loans were increased subsequent to year end as described in Note 16.

These facilities are secured by a General Security Agreement and by a $20,000,000 debenture with a floating charge over all assets of the Corporation with a negative pledge and undertaking to provide fixed charges on the Corporation’s major producing properties at the request of the bank.  Additional security includes the assignment/endorsement by the Corporation of all risk insurance, revenues and monies under material contracts, if applicable.

7.

INCOME TAXES

The income tax provision is calculated by applying Canadian federal and provincial statutory tax rate to pre-tax income (loss) with adjustments as set out in the following table:

	2006	2005	2004

Loss before income taxes	$(1,369,966)	$(1,775,050)	$(2,086,616)
Average combined federal and provincial tax rate	30.74%	33.75%	35.93%
Computed income tax provision	(421,111)	(600,331)	(749,695)
Increase (decrease) in income taxes resulting from:
Provincial royalties and other levies	233,505	186,859	26,405
Resource allowance	(261,294)	(280,110)	(2,325)
Amortization of equipment and intangible asset	-	101,066	96,100
Stock-based compensation	383,600	659,613	250,179
Application of prior year losses	-	(243,928)	-
Change in statutory tax rates	(945)	-	-
Other	(12,396)	5,475	2,793
Change in valuation allowance	(1,380,175)	88,496	376,543
Income tax recovery	$(1,458,816)	$ (82,860)	$ -

The components of the net future income tax asset (liability) at April 30 were as follows:

	2006	2005	2004
Future income tax assets:
Non-capital loss carry-forwards	$ 1,408,000	$ 1,275,771	$ 1,378,272
Tax bases of property, plant and equipment in excess of carrying amount	-	46,010	112,065
Asset retirement obligations	129,600	58,394	-
Share issue costs	262,300	-	-
Amalgamation costs	62,100	-	-
Total future income tax assets	1,862,000	1,380,175	1,490,337

Future income tax liabilities:
Carrying amount of property, plant and equipment in excess of tax bases	(2,564,800)	-	-
Net future income tax asset (liability) before valuation allowance	(702,800)	1,380,175	1,490,337
Valuation allowance	-	(1,380,175)	(1,490,337)
Net future income tax asset (liability)	$ (702,800)	$ -	$ -

As at April 30, 2005 and 2004, the Corporation did not recognize future income tax assets associated with accumulated non-capital tax losses in its parent company as it was management’s opinion at that date that it was more-likely-than-not that sufficient future taxable income in the parent company would not be generated to recognize the tax benefits associated with these losses and accordingly a full valuation allowance was applied.

As a result of the amalgamation and subsequent wind-up of the Corporation’s wholly-owned subsidiary, San Telmo Energy Inc. in fiscal 2006, it is management’s opinion that it is more-likely-than-not that the Corporation will have sufficient taxable income in future periods to recognize the benefits of tax pools of assets and liabilities of the Corporation in excess of carrying values and accordingly has recognized future income tax assets associated with these temporary differences.

8.

ASSET RETIREMENT OBLIGATIONS

The following table summarizes changes in asset retirement obligations for the period:

	2006	2005
Asset retirement obligations, beginning of year	$ 172,662	$ -
Changes in liabilities during the year related to:
Acquisitions	42,200	-
Additions	166,189	149,922
Accretion expense	4,390	22,740
Asset retirement obligations, end of year	$ 385,441	$ 172,662

The undiscounted amount of the estimated future cash flows required to settle the obligations as at April 30, 2006 was $489,176 (2005 - $230,653).  These obligations will be settled at the end of the useful lives of the underlying assets, which currently average 5 years (2005 – 6 years), but extend up to 8 years into the future.  The estimated future cash flows have been calculated using an inflation rate of 2.00% and discounted at a weighted-average credit-adjusted risk-free rate of 8.00% (2005 – 8.00%).

9.

SHARE CAPITAL

(a)

  Authorized

Authorized April 30, 2005:

300,000,000 common shares without par value

Authorized April 30, 2006:

Unlimited number of voting Class A common shares

Unlimited number of voting Class B common shares convertible at the option of the Corporation, at any time after July 31, 2008 and before July 31, 2010 into Class A common shares.   After August 1, 2010 and prior to September 1, 2010 the option to convert is at the option of the shareholder.

Unlimited number of preferred shares, issuable in series

(b)

  Issued and outstanding

Common shares issued and outstanding	Number	Amount
Balance, April 30, 2004	41,348,502	$ 9,079,738
Issued for cash on exercise of warrants	1,500,000	90,000
Issued for cash on exercise of options	300,000	75,000
Issued pursuant to private placement	1,620,000	1,134,000
Transferred from contributed surplus relating to stock options exercised	-	119,000
Tax effect of flow-through shares issued in 2004	-	(82,860)
Common share balance, April 30, 2005	44,768,502	$10,414,878

Class A common shares issued and outstanding	Number	Amount
Balance, April 30, 2005	44,768,502	$10,414,878
Conversion of common shares to preferred shares	8,333,333	(5,000,000)
	36,435,169	5,414,878
Exchange of one Class A common share for two common shares of STU(1)	(18,217,599)	-
	18,217,570	5,414,878
Issued on acquisition of ROL	10,820,000	11,552,842
Issued for cash on exercise of warrants	160,000	262,400
Shares cancelled on amalgamation	(346,450)	(198,585)
Amalgamation costs	-	(323,117)
Tax effect of amalgamation costs	-	94,984
Tax effect of flow-through shares issued in 2005	-	(3,025,800)
Class A common share balance, April 30, 2006	28,851,120	$13,777,602

(1)  14 Class A common shares were retired upon amalgamation.

Class B common shares issued and outstanding	Number	Amount
Balance, April 30, 2005	-	$ -
Issued on acquisition of ROL	810,000	8,100
Balance, April 30, 2006	810,000	$ 8,100

Preferred shares issued and outstanding	Number	Amount
Balance, April 30, 2005	-	$ -
Issued on amalgamation	8,333,333	5,000,000
Repurchased and cancelled	(8,333,333)	(5,000,000)
Balance, April 30, 2006	-	$ -

Total share capital, April 30, 2006		$13,785,702

Upon the amalgamation of ROL and STU on January 12, 2006, the Corporation converted 8,333,333 common shares of STU into 8,333,333 preferred shares at a stated value of $0.60 per preferred share.  These shares were redeemed by the Corporation for aggregate cash consideration of $5,000,000. Each remaining STU common share was exchanged for 0.5 Class A common shares of the Corporation.

The Corporation issued 10,820,000 Class A common shares and 810,000 Class B common shares in exchange for the outstanding Class A and B common shares of ROL.  The values assigned to the Class A and B common shares issued were $11,552,844 and $8,100, respectively (see Note 4).

Effective January 12, 2006, a STU shareholder exercised the right to dissent.  The shareholder dissented rights related to 692,900 common shares of STU representing rights to 346,450 Class A common shares of the Corporation.  The Corporation paid cash consideration of $0.60 per dissented STU share for total consideration of $415,740.  The shares were deemed cancelled effective January 12, 2006.  The assigned value of the shares cancelled was $198,585. The amount paid in excess of assigned value of $217,155 was charged to contributed surplus (see Note 10).

Prior to the amalgamation, ROL had issued flow-through common shares.  On amalgamation the Corporation assumed a commitment for flow-through expenditures relating to these shares in the amount of $9,000,000.  The income tax deductions relating to the total flow-through expenditures of $9,000,000 were renounced in March 2006 to the flow-through share subscribers with an effective date of December 31, 2005.  Foregone tax benefits of $3,025,800 related to renounced expenditures were recognized by the Corporation with a reduction to share capital and a corresponding increase in future income tax liability.

On June 11, 2004, STU completed a private placement of 1,620,000 common shares at a price of $0.70 per share for gross proceeds of $1,134,000, and 1,620,000 share warrants exercisable at a price of $0.82 per share.  In addition, 330,000 of the common shares issued had flow-through features that provided for the renouncement of $231,000 in Canadian Exploration Expenses to the flow-through share subscribers. The income tax deductions relating to the total flow-through expenditures of $231,000 were renounced during the year ended April 30, 2005 to the flow-through share subscribers with an effective date of December 31, 2004.  Foregone tax benefits of $82,860 were recognized by the Corporation with a reduction to share capital and a corresponding increase in future income tax liability.

(c)

Shares in escrow

At June 30, 2005, 4,000,000 Class A common shares were held in escrow pursuant to the requirements of National Policy 46-201 “Escrow for Initial Public Offerings”.  Ten percent of these shares were released from escrow July 8, 2005 and 15% were released on January 8, 2006.  At April 30, 2006, a total of 3,000,000 Class A common shares remained in escrow.  These shares will be released in 15% tranches during consecutive six month intervals, with the last release scheduled for July 8, 2008.

As at April 30, 2005, 160,714 common shares (321,427 common shares prior to the effect of the exchange of two common shares of STU for one Class A common share of the Corporation) of the Corporation were subject to an escrow agreement and could not be transferred, assigned or otherwise dealt with without the consent of the regulatory body having jurisdiction thereon.  On April 20, 2006 certain conditions were met and the remaining 160,714 Class A common shares under the agreement were released from escrow.

(d)

  Stock options

Stock option plan

The Corporation has a stock option plan whereby options to purchase Class A common shares may be granted by the board of directors to directors, officers, employees of, and consultants to, the Corporation.  The Plan has reserved for issuance a number of Class A common shares equal to 10.00% of the total number of Class A common shares issued and outstanding from time to time, calculated on a non-diluted basis.  No one participant in the plan is permitted to hold options entitling such participant to purchase more than 5.00% of the total number of Class A common shares issued and outstanding in any 12 month period and, in the case of consultants and persons retained to perform investor relations activities, 2.00% in any 12 month period.  The board of directors shall determine the period during which an option may be exercised at the time the option is granted, subject to any vesting limitations, which may be imposed by the board at the time such option is granted.  All options granted will be exercisable for a period not to exceed five years, will be non-transferable and will comply with the requirements of the regulatory authorities.

Participants in the plan, upon exercising their stock options, may request to receive either a cash payment equal to the difference between the exercise price and the market price of the Corporation's Class A common shares or Class A common shares issued from treasury.  Irrespective of the participant's request, the Corporation may elect to only issue Class A common shares.

Agents’ options

Prior to amalgamation, ROL had issued an option to purchase 495,000 Class A common shares to Agents relating to shares sold under a public offering.  On amalgamation, replacement options were issued to the Agents that were fully vested, had an exercise price of $1.00 and expire December 31, 2006.

The following table summarizes information about the Corporation’s stock options:

Class A common share stock options
	2006		2005
	Number of Options	Weighted average exercise price	Number of options	Weighted average exercise price
Common share options outstanding, beginning of period	3,775,000	$ 0.75	2,175,000	$ 1.20
Common share options repriced	-	-	(1,100,000)	(1.95)
	-	-	1,100,000	0.82
Common share options granted	-	-	1,900,000	0.82
Common share options cancelled	(75,000)	(0.25)	(300,000)	0.25
	3,700,000	0.75	3,775,000	0.75
Effect of exchange of one Class A common share for two common shares of STU (1)	(1,850,000)	-	-	-
	1,850,000	1.52	3,775,000	0.75
Granted to replace existing options of ROL on amalgamation (2)	1,325,000	1.01	-	-
Class A common share options granted	115,000	0.75	-	-
Class A common share options cancelled	(250,000)	(1.64)	-	-
Outstanding, end of period	3,040,000	$ 1.26	3,775,000	$ 0.75
Exercisable, end of period	2,355,000	$ 1.26	2,675,000	$ 0.75

(1)

On amalgamation, in-the-money option holders of STU were issued 0.50 Class A common share replacement options having an exercise price equal to the difference between (a) the fair market value of a Class A common share determined immediately after the effective date of the amalgamation and (b) two times the option value of the STU option.  All other option holders of STU were issued 0.50 Class A common share replacement options having an exercise price equal to two times the exercise price of the applicable STU option.

 (2)

On amalgamation, the Corporation issued 830,000 Class A common share options to directors, officers, employees and consultants to replace options outstanding under ROL’s stock option plan.  These options have exercise prices ranging from $1.00 to $1.20 and remaining weighted average contractual lives of between 4.17 and 4.33 years.  In addition, 495,000 Class A common share options were issued to Agents to replace options that were related to a public offering by ROL.

A summary of the outstanding stock options as at April 30, 2006 is as follows:

	Options Outstanding		Options Exercisable
Exercise Price	Number outstanding at April 30, 2006	Weighted average remaining contractual life (years)	Number exercisable at April 30, 2006
$0.55 (1)	300,000	0.10	300,000
$0.75	115,000	4.92	-
$1.00 (2)	1,185,000	2.70	725,000
$1.05 (2)	70,000	4.25	6,667
$1.20 (2)	70,000	4.33	23,333
$1.64 (1)	1,250,000	0.10	1,250,000
$3.90 (1)	50,000	0.10	50,000
$0.55 - $3.90	3,040,000	1.49	2,355,000

(1)  Options issued to former option holders of STU on amalgamation.

(2)   Options granted to former option holders of ROL on amalgamation.

Stock-based compensation

The fair value of each option granted was estimated on the date of grant using the Black-Scholes Option Pricing Model to calculate stock-based compensation expense for the options granted during the years ended April 30, 2006, 2005, 2004.  The weighted average fair value of the options granted and assumptions used in the model are as follows:

	2006	2005	2004
Fair value of options granted ($/share)	0.47	0.94	1.55
Risk-free interest rate (%)	3.39	3.85	2.80
Expected hold period (years)	3.80	4.79	5.00
Expected volatility (%)	63	269	110
Expected dividend yield (%)	-	-	-

The Corporation recognized stock-based compensation expense of $1,103,985 for 2006 (2005 - $1,839,000, 2004 - $697,500) which decreased net income/increased net loss by $1,103,985 for 2006 (2005- $1,839,000, 2004 - $697,500) with a corresponding charge to contributed surplus.

(e)

Share purchase warrants

Class A common share warrants

	2006		2005
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Common share warrants outstanding, beginning of year	2,010,736	$ 1.05	2,010,736	$ 1.05
Warrants expired	(390,736)	(2.00)	-	-
	1,620,000	0.82	2,010,736	1.05
Effect of exchange of one Class A common share for two common shares of STU	(810,000)	(0.82)	-	-
	810,000	1.64	2,010,736	1.05
Exercise of warrants	(160,000)	(1.64)	-	-
Common share warrants outstanding, end of year	650,000	$ 1.64	2,010,736	$ 1.05

Each warrant entitles the holder thereof the right to acquire one Class A common share for each warrant held.

10.

CONTRIBUTED SURPLUS

	2006	2005
Contributed surplus balance, beginning of year	$ 2,536,500	$ 816,500
Stock-based compensation	1,103,985	1,839,000
Transferred to share capital on exercise of options	-	(119,000)
Cancellation of Class A common shares (Note 9)	(217,155)	-
Contributed surplus, end of year	$ 3,423,330	$ 2,536,500

11.

PER SHARE AMOUNTS

A reconciliation of net income (loss) per share is summarized as follows:

For the year ended April 30, 2006
	Net Income	Weighted average shares outstanding	Per share
Class A shares		24,354,658
Class A shares on deemed conversion of Class B shares		1,642,365
Basic – Class A	$ 88,850	25,997,023	$ 0.003
Dilutive effect of options		97,381
Diluted – Class A	$ 88,850	26,094,404	$ 0.003

For the calculation of weighted average number of diluted shares outstanding for 2006, 2,625,000 options and 650,000 warrants were excluded as they were determined to be anti-dilutive.

For the year ended April 30, 2005
	Net loss	Weighted average shares outstanding	Per share
Basic and diluted	$ (1,692,190)	21,487,674	$ (0.079)

For the calculation of weighted average number of diluted shares outstanding for 2005, 3,775,000 options and 2,010,736 warrants were excluded as they were determined to be anti-dilutive.

For the year ended April 30, 2004
	Net loss	Weighted average shares outstanding	Per share
Basic and diluted	$ (2,086,616)	18,802,169	$ (0.111)

For the calculation of weighted average number of diluted shares outstanding for 2004, 2,175,000 options and 2,010,736 warrants were excluded as they were determined to be anti-dilutive.

Comparative 2005 and 2004 weighted average shares outstanding and per share amounts have been retroactively adjusted to reflect the effect of the exchange of one Class A common share of the Corporation for two common shares of STU upon amalgamation.

12.

SUPPLEMENTAL CASH FLOW INFORMATION

	2006	2005	2004
Changes in non-cash working capital:
Accounts receivable and accrued receivables	$ 105,640	$ (1,212,172)	$ (96,679)
Prepaid expenses and deposits	(408,994)	(83,190)	(67,728)
Accounts payable and accrued liabilities	1,705,484	(494,506)	1,975,615
Total change in non-cash working Capital	$ 1,402,130	$ (1,789,868)	$ 1,811,208

Changes in non-cash working capital:
Operating	$ (1,213,301)	$ (419,607)	$ (164,407)
Investing	1,009,823	(1,378,454)	1,975,015
Financing	(618)	8,193	600
Business acquisition (Note 4)	1,606,226	-	-
Total change in non-cash working Capital	$ 1,402,130	$(1,789,868)	$ 1,811,208

13.

RELATED PARTY TRANSACTIONS

Prior to amalgamation, STU paid directors’ fees of $60,000 in 2006 (2005 - $57,500, 2004 - $nil) for the respective years ended April 30 to directors and/or companies controlled by directors of STU.  For the year ended April 30, 2006 management fees of $129,960 (2005 - $141,960, 2004 - $165,960) were paid to a director and officer of STU.  STU also paid professional fees of $29,595 during 2006 (2005 – $25,439, 2004 - $36,949) to a legal firm, in which a director of STU was a partner.  In addition, rent of $8,400 during 2006 (2005 - $27,600, 2004 - $53,244) was paid to a company controlled by a director of STU.

Upon amalgamation, the Corporation paid approximately $340,000 related to severance to officers of STU.  The Corporation paid $16,500, with respect to the termination of a Geological and Project Management Services Agreement, to a private holding and geological services company that provided geological consulting services to STU, of which an officer and director of the Corporation is an officer and controlling shareholder.  In addition, $15,000 was paid to the same private holding and geological services company to satisfy a change of control provision with respect to gross overriding royalties (“GOR”) in the aforementioned Agreement with STU.

Subsequent to amalgamation, the Corporation paid $58,512 related to gross overriding royalties to a private holding and geological services company that provided geological services to the Corporation, of which an officer and director of the Corporation is an officer and controlling shareholder.  This private holding and geological services company has a 3.00% GOR on the Teepee Creek, Boundary Lake and Gold Creek properties, a 2.00% GOR on the McLeod and Gordondale properties and a 1.00% GOR on the Mahaska property.   The Corporation paid $21,000 in financial consulting fees to a private consulting firm, in which an officer of the Corporation is an officer and shareholder.

These transactions were in the normal course of operations and have been valued at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

14.

COMMITMENTS

The Corporation is committed to spend $9,000,000 by December 31, 2006 on expenditures that will qualify as Canadian Exploration Expense for income tax purposes (see Note 9).  Through April 30, 2006, the Corporation incurred $4,031,991 of eligible expenditures.

The Corporation entered into a sublease for office space that runs from August 1, 2005 to December 28, 2006.  The estimated amount due under the sublease per year, including rent and estimated related operating expenses and taxes, is $32,031.

15.

FINANCIAL INSTRUMENTS

The financial instruments recognized on the consolidated balance sheets include cash, accounts receivable and accrued receivables, bank indebtedness and accounts payable and accrued liabilities.  The fair values of these financial instruments other than bank indebtedness approximate their carrying amounts due to the short-term nature.  The carrying value of bank indebtedness approximates its fair value due to floating interest terms.

The Corporation is exposed to fluctuations in commodity price, foreign currency exchange rate, credit and interest rate risks.

(a)

Commodity price risk

The Corporation is exposed to significant risk related to natural gas price fluctuations and to a lesser extent crude oil price movements.

(b)

Foreign currency exchange rate risk

The Corporation is exposed to foreign currency fluctuations as natural gas and crude oil prices are referenced to U.S. dollar denominated prices.

(c)

Credit risk

The Corporation is exposed to credit risk from financial instruments to the extent of non-performance by third parties.  A substantial portion of the Corporation’s accounts receivables are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal credit risks.

(d)

Interest rate risk

The Corporation is exposed to interest rate risk principally related to its bank indebtedness to the extent of floating interest rates on the outstanding balances.

16.

SUBSEQUENT EVENTS

(a)

Options

During the month of May 2006, the Corporation granted certain of its directors, officers, employees of, and consultants to, Rolling Thunder, stock options to acquire up to an aggregate of 1,095,000 Class A common shares of the Corporation.  All of the options were granted with an exercise price of $1.67 per share and vest one third immediately, and one third on each of the first and second anniversary of the date of grant.  In addition, 300,000 options were exercised at a price of $0.55 per share, and 1,250,000 options at an exercise price of $1.64 per share and 50,000 options at an exercise price of $3.90 per share expired.  During the month of June 2006, 275,000 options at an exercise price of $1.32 per share were granted to a consulting engineer who was later promoted to VP Engineering.  During the month of July 2006, 16,665 and 23,335 options were exercised at a price of $1.05 and $1.20 per share respectively.

(b)

 Credit facilities

On May 4, 2006, the Corporation negotiated an increase of its revolving operating demand bank loan and non-revolving acquisition/development loan to $7,000,000 and $3,000,000, respectively from $5,000,000 and $1,500,000, with all other terms remaining the same

(c)

Private placement

On May 18, 2006, the Corporation closed a private placement of 1,497,000 Class A common  shares at a price of $1.67 per Class A common share; 1,098,951 Class A common shares issued on a flow-through basis eligible for renunciation of Canadian Development Expenses (the “CDE Flow-Through Shares”) at a price of $1.82 per CDE Flow-Through Share; and 2,381,000 Class A Shares issued on a flow-through basis eligible for renunciation of Canadian Exploration Expenses (the “CEE Flow-Through Shares”) at a price of $2.10 per CEE Flow-Through Share, for total gross proceeds of $9,500,181. The Corporation has $2,000,091 of CDE qualifying expenditures to incur before December 31, 2006 and $5,000,100 of CEE qualifying expenditures to incur before December 31, 2007, which will be renounced to the CDE and CEE flow-through share subscribers respectively effective December 31, 2006.

17.

COMPARATIVE FIGURES

The balance sheets as at April 30, 2005 and 2004 and the statement of operations and accumulated deficit and cash flows for the years then ended were reported by another firm of chartered accountants who issued an unqualified opinion in their report dated August 4, 2005.

Certain comparative figures have been reclassified to conform to the current year financial statement presentation.

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Corporation’s consolidated financial statements have been prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differs in certain respects from those in the United States of America (“U.S. GAAP”).

(a)

Condensed consolidated balance sheets

The adjustments using U.S. GAAP would result in the following changes to the consolidated balance sheets of the Corporation:

	April 30, 2006		April 30, 2005
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Assets
Current assets	$ 1,988,813	$ 1,988,813	$ 1,732,892	$ 1,732,892
Property, plant and equipment	13,236,246	13,236,246	7,520,144	7,520,144
Total assets	$15,255,059	$ 15,255,059	$ 9,253,036	$ 9,253,036

Liabilities
Current liabilities	$ 4,409,751	$ 4,409,751	$ 3,699,811	$ 3,699,811
Future income taxes	702,800	702,800	-	-
Asset retirement obligations	385,441	385,441	172,622	172,622
Total liabilities	5,497,992	5,497,992	3,872,473	3,872,473

Shareholders’ equity
Share capital	13,785,702	16,894,362	10,414,878	10,497,738
Contributed surplus	3,423,330	3,423,330	2,536,500	2,536,500
Accumulated deficit	(7,481,965)	(10,590,625)	(7,570,815)	(7,653,675)
Total shareholders’ equity	9,727,067	9,727,067	5,380,563	5,380,563
Total liabilities and shareholders’ equity	$15,255,059	$ 15,255,059	$ 9,253,036	$ 9,253,036

(b)

Condensed consolidated statements of operations

The adjustments using U.S. GAAP would result in the following changes to the consolidated statements of operations of the Corporation:

Year ended April 30, 2006
	2006	2005	2004
Net income (loss) under Canadian GAAP	$ 88,850	$(1,692,190)	$(2,086,616)
Adjustments:
Future income tax recovery related to flow-through shares (e)	(3,025,800)	(82,860)	-
Mineral properties written-off	-	-	1
Net loss under U.S. GAAP	(2,936,950)	(1,775,050)	(2,086,615)
Accumulated, deficit, beginning of period under U.S GAAP	(7,653,675)	(5,878,625)	(3,792,010)
Accumulated deficit, end of period under U.S GAAP	$(10,590,625)	$(7,653,675)	$(5,878,625)

Weighted average shares for U.S GAAP
- Basic	25,997,023	21,487,674	18,802,169
- Diluted	25,997,023	21,487,674	18,802,169

Net loss per share under U.S. GAAP
- Basic	$ (0.113)	$ (0.083)	$ (0.111)
- Diluted	$ (0.113)	$ (0.083)	$ (0.111)

Comparative 2005 and 2004 weighted average shares outstanding and per share amounts have been retroactively adjusted to reflect the effect of the exchange of one Class A common share of the Corporation for two common shares of STU upon amalgamation – see Note 9.

(c)

Consolidated Statements of Cash Flow

The adjustments using U.S. GAAP would result in the following changes to the consolidated statements of cash flows of the Corporation

Year ended April 30,	2006	2005	2004
Cash provided by (used in) operating activities under Canadian GAAP and U.S. GAAP	$ 2,150,605	$ 1,466,739	$ (1,237,540)

Cash provided by (used in) financing activities under Canadian GAAP	(6,149,502)	2,802,104	3,459,268

Cash flow from provided by (used in) investing activities under Canadian and U.S. GAAP	3,951,464	(4,277,102)	(3,318,081)

Decrease in cash under Canadian and U.S. GAAP	$ (47,433)	$ (8,259)	$ (1,096,353)

(d)

Property, plant and equipment

Under Canadian GAAP, the impairment test limits the capitalized costs of oil and natural gas assets to the discounted estimated future net revenue from proved and probable oil and natural gas reserves using forecast prices plus the costs of unproved properties less impairment.  The discount rate used is a risk free interest rate.

Under U.S. GAAP, the full cost method of accounting for oil and natural gas activities requires the Corporation to perform an impairment test using after-tax future net revenue from proved oil and natural gas reserves discounted at 10.00% plus the costs of unproved properties less impairment.  The prices used in the U.S. GAAP ceiling test are those in effect at the period end.  Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of write-down under U.S. GAAP, the charge will differ in the year and subsequent years.

The Corporation was not required to recognize an impairment of oil and natural gas properties for the years ended April 30, 2006, 2005 and 2004.

(e)

Flow-through shares

The Corporation issued flow-through shares during the years ended April 30, 2006 and 2005. The Corporation received a net premium to the prevailing market price on the issuance.  Under U.S. GAAP, the difference between the flow-through share issuance price and the prevailing market price of the Corporation’s Class A and Class B common shares at the time of issuance is recorded as a liability at the time the flow-through shares are issued.  This liability is extinguished at the time the exploration and development expenditures are renounced to investors.  The difference between the flow-through share issuance price and market price reduces the future tax expenses charged to income as this difference represents proceeds receivable by the Corporation for the sale of future tax deductions to investors in flow-through shares.

Under Canadian GAAP, the Corporation records flow-through common share issuances by crediting share capital for the full value of cash consideration received.  The cost of future income tax benefits arising at the time Rolling Thunder renounces the income and oil and natural gas tax deductions of the eligible expenditures to the investors is accounted for as a share issue cost.

On June 30, 2005 ROL issued 3,600,000 Class A flow-through common shares at an issue price of $0.25 per share and 810,000 Class B flow-through common shares at an issue price of $10.00 (see Note 9).  Under Canadian GAAP the Corporation recorded an increase to the future income tax liability of $3,025,800 upon renunciation of $9,000,000 of flow through expenditures with the offset charged as a reduction to share capital.  Under U.S. GAAP the Corporation recognized a future income tax expense of $3,025,800 and an offsetting future income tax liability of $3,025,800.

For the year ended April 30, 2005 the Corporation issued flow-through shares.  During 2005 all amounts have been expended and the liability account relating to the flow-through expenses was $Nil.  The Corporation recorded a recovery of future income taxes with a corresponding reduction to share capital of $82,860 with respect to flow-through shares totaling $231,000 issued after March 19, 2004 and renounced to investors during the year ended April 30, 2005.  Under U.S GAAP, a recovery of future income taxes with a corresponding reduction to share capital is not recorded in the year the flow-through shares are renounced.

(f)

Comprehensive income

There are no items that would be part of comprehensive income other than net income.

(g)

Stock-based compensation – Amalgamation of ROL and STU

Under U.S. GAAP Financial Accounting Standards Board’s (“FASB”) Interpretation (“FIN”) No. 44 “Accounting for Certain Transactions involving Stock Compensation”, compensation expense must be recorded if the intrinsic value of stock options is not exactly the same immediately before and after an equity restructuring.  As part of the corporate amalgamation of ROL and STU, an equity restructuring occurred which resulted in stock options of STU being replaced with stock options granted by Rolling Thunder as described in Note 9.  This resulted in the replacement options having a different intrinsic value after the restructuring than prior to the restructuring.

Under Canadian GAAP a modification of the terms of an award that makes it more valuable is treated as if it were an exchange of the original award for a new award.  The incremental value is recorded as additional compensation expense.  Management determined that the value of the replacement options was less than the STU options and therefore no additional compensation expenses were recorded.

(h)

New or recently issued accounting pronouncements

(i)

On June 1, 2005, FASB issued Statement No. 154, “Accounting Changes and Error Correction”.  The statement applies to all voluntary changes in accounting principles and changes the requirement for accounting for and reporting of a change in accounting principle.  Statement 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Statement No. 154 requires, whenever practical, the retroactive application to prior periods’ financial statements of a voluntary change in accounting principles.  If not practical then certain concessionary transition accounting standards are permitted.  The previous rule in Opinion No. 20 required that voluntary changes in accounting principles be recognized in net income in the period when the change in the accounting principle in adopted.

The impact of this standard on the consolidated financial statements will be dependent on the nature and extent of subsequent new and revised accounting standards.

(ii)

On December 12, 2004, the FASB issued Statement No.  153, “Exchanges of Non-Monetary – an amendment of APB Opinion No. 29”.  The statement deals with the accounting for the exchanges of non-monetary assets.  APB Opinion No. 29 requires that exchanges of non-monetary assets should be measured based on fair value of the assets exchanged.  Statement 153 amends APB Opinion No.  29 and eliminates the exception from using fair market value for non-monetary exchanges of similar productive assets and provides a broader exception for exchanges of non-monetary assets that do not have commercial substance.  The guidelines of Statement No. 153 are effective for years beginning after June 15, 2005.  The adoption of these provisions is not expected to impact the U.S GAAP financial statements.

(iii)

In December 2004, the FASB issued Statement No. 123R which is a revision of Statement No. 123.  This pronouncement deals with accounting for transactions in which an entity exchanges equity instruments for goods or services.  SFAS No. 123R also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments.  The statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions.   SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date of the award (with limited exceptions).  The costs are recognized over the period during which an employee is required to provide service in exchange for the award.  SFAS No. 123R is effective January 1, 2006.  Adopting the provisions of SFAS No.  123R is not expected to have a material impact on the U.S GAAP financial statements as the guideline is in-line with Canadian standards.

(i)

Unaudited supplementary information

The following oil and gas information is provided in accordance with FASB No. 69 “Disclosure About Oil and Gas Producing Activities”.  The Corporation follows the full-cost method of accounting.  The following information is unaudited.

(i)

Capitalized costs

The aggregate amounts of costs capitalized for oil and gas producing activities, and related aggregate amounts of accumulated depletion, depreciation and amortization at April 30, 2006 and 2005 as follows:

	2006	2005

Capitalized costs of:
Proved properties being amortized	$17,025,691	$ 8,708,736
Undeveloped land not being amortized	1,855,151	860,238
Total capitalized costs	18,880,842	9,568,974
Less accumulated depletion, depreciation and amortization	(5,697,393)	(2,087,599)
Net capitalized costs	$13,183,449	$ 7,481,375

(ii)

Reserve quantity information

Estimated net quantities of proved oil and gas (including condensate) reserves at April 30, 2006 and 2005, and changes in reserves during those years, are shown in the following two tables.  Reserve quantities are reported on a net of royalties basis.

	2006 Net	2005 Net

Proved developed and undeveloped reserves – Oil and NGL (mboe)
At May 1	126.9	83.4
Changes in reserves:
Extensions, discoveries and other additions	121.4	53.5
Revisions of previous estimates	25.2	(7.5)
Production	(36.3)	(2.5)
At April 30	237.2	126.9

Proved developed reserves – Oil and NGL
At May 1	96.1	83.4
At April 30	60.5	96.1

	2006 Net	2005 Net

Proved developed and undeveloped reserves – Gas (mmcf)
At May 1	2,692.2	688.0
Changes in reserves:
Extensions, discoveries and other additions	1,517.0	492.5
Revisions of previous estimates	554.1	1,634.4
Production	(796.6)	(122.7)
At April 30	3,966.7	2,692.2

Proved developed reserves – Gas
At May 1	1,673.0	524.0
At April 30	1,274.8	1,673.0

(iii)

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein

The following tabulation has been prepared in accordance with FASB’s rules for disclosure of a standardized measure of future net cash flows relating to proved gas and oil reserve quantities owned by the Corporation.

	2006	2005
Future cash inflows	$57,092,200	$43,916,800
Less:
Future development costs	7,849,600	1,936,600
Future production, royalty and abandonment costs	24,260,400	19,367,500
Future income tax expense	4,544,900	4,733,200
Future cash flows	20,437,300	17,879,500
Less annual discount (10% a year)	(5,926,500)	(4,350,100)
Standardized measure of discounted future net cash flows	$14,510,800	$13,529,400

The determination of future cash flows, sales prices for gas and oil were based on contractual arrangements or market prices at year-end.  Future costs of developing and producing the proved gas and oil reserves reported at the end of each presented year were based on costs determined at each such year-end, assuming the continuation of existing economic conditions. Future income taxes were determined by applying the appropriate year-end statutory tax rate to future pretax net cash flows, less the tax basis of the properties involved, and giving effect to tax deductions, permanent differences and tax credits.

FASB’s standardized measure of discounted future net cash flows is not intended to represent fair market value of the Corporation’s proved reserves.  The Corporation cautions readers that the disclosures shown are based on estimates of proved reserve quantities, future production schedules that are inherently imprecise and subject to revision, and the 10 percent discount rate is arbitrary.  Costs and prices as of the measurement date are used in the determination of future net cash flows and no values have been assigned to probable or possible reserves.

ROLLING THUNDER EXPLORATION LTD.

ANNUAL FINANCIAL STATEMENTS

FOR THE PERIOD FROM INCORPORATION ON MARCH 24, 2005 TO
DECEMBER 31, 2005

AUDITORS’ REPORT

To the Shareholders of Rolling Thunder Exploration Ltd:

We have audited the balance sheet of Rolling Thunder Exploration Ltd. as at December 31, 2005 and statements of operation and deficit and cash flows for the period from incorporation on March 24, 2005 to December 31, 2005. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Rolling Thunder Exploration Ltd. as at December 31, 2005 and the results of its operations and its cash flows for the period from incorporation on March 24, 2005 to December 31, 2005 in accordance with Canadian generally accepted accounting principles.

(signed) “Hudson & Company LLP”

Calgary, Canada

Hudson & Company LLP

March 6, 2006

Chartered Accountants

BALANCE SHEET

December 31, 2005
ASSETS
Current assets
Cash and cash equivalents (Note 3)	$ 10,812,080
Accounts receivable and accrued receivables	104,353
Prepaid expenses	279,585
11,196,018
Property, plant and equipment (Note 4)	1,700,023
Deferred costs related to amalgamation (Note 14)	397,059
Future income tax assets (Note 5)	427,700
$ 13,720,800
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$ 1,290,857
Asset retirement obligations (Note 6)	42,200
1,333,057
SHAREHOLDERS’ EQUITY
Share capital (Note 7)	12,401,575
Contributed surplus (Note 8)	418,569
Deficit	(432,401)
12,387,743
$ 13,720,800
Commitments (Notes 7 and 12)
Subsequent event (Note 14)
See accompanying notes to financial statements
Approved by the Board of Directors:
(signed) “Keith Macdonald”	(signed) “Raymond Smith”
Keith Macdonald	Raymond Smith
Chairman & Director	Director

STATEMENT OF OPERATIONS AND DEFICIT

Period from incorporation on March 24, 2005 to December 31, 2005

REVENUE
Interest and other income	$ 147,058

EXPENSES
General and administrative	399,650
Depreciation	5,378
Stock-based compensation (Note 7)	261,565
666,593
Loss before income taxes	(519,535)
Future income tax recovery (Note 5)	87,134
Net loss	(432,401)
Deficit, beginning of period	-
Deficit, end of period	$ (432,401)

Net loss per share (Note 9)
Basic	$ (0.03)
Diluted	$ (0.03)

See accompanying notes to financial statements

STATEMENT OF CASH FLOWS

Period from incorporation on March 24, 2005 to December 31,
2005
Cash provided by (used in):
Operating activities
Net loss	$ (432,401)
Items not involving cash:
Stock-based compensation	261,565
Depreciation	5,378
Future income tax recovery	(87,134)
(252,592)
Changes in non-cash working capital (Note 10)	(13,351)
(265,943)
Investing activities
Expenditures on property, plant and equipment	(1,663,201)
Increase in deferred costs related to amalgamation (Note 14)	(397,059)
Changes in non-cash working capital (Note 10)	929,051
(1,131,209)
Financing activities
Issue of shares	13,231,000
Share issue costs	(1,012,987)
Changes in non-cash working capital (Note 10)	(8,781)
12,209,232
Increase in cash and cash equivalents	10,812,080
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ 10,812,080

Interest paid	$ -
Interest received	$ 137,158
Taxes paid	$ -

NOTES TO FINANCIAL STATEMENTS

As at December 31, 2005 and for the Period from Incorporation on March 24, 2005 to December 31, 2005

1.

INCORPORATION

Rolling Thunder Exploration Ltd. (the "Corporation") was incorporated under the laws of the province of Alberta on March 24, 2005. On May 16, 2005, the Corporation filed Articles of Amendment reclassifying the common shares to Class A shares and creating an unlimited number of voting Class B shares. The Corporation’s Class A and Class B shares commenced trading on the TSX Venture Exchange (“TSX-V”) on July 11, 2005. The Corporation is engaged in the acquisition, exploration, development and production of petroleum and natural gas reserves in western Canada.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements are prepared by management in accordance with Canadian generally accepted accounting principles. Significant accounting policies are summarized below:

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenue and expenses during the period. By their nature, these estimates are subject to measurement uncertainty and may impact the financial statements of future periods. Estimates particularly impact the valuation of property, plant and equipment.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank balances with banks and short-term investments with a maturity of 90 days or less at the time of issue.

Property, plant and equipment

a)

The Corporation follows the Canadian full cost method of accounting for petroleum and natural gas operations. The Corporation’s current activities are considered to be in the pre-production state. The Corporation will review its investments periodically for impairment. The ultimate recovery of the Corporation’s investments is dependent upon the discovery of petroleum and natural gas reserves in commercial quantities. Once commercial production is attained, all future costs of exploring for and developing petroleum and natural gas properties and related reserves will be capitalized into a single Canadian cost center. Such costs include those related to lease acquisitions, geological and geophysical activities, lease rentals on non-producing properties, drilling of productive and non-productive wells, tangible production equipment, and that portion of general and administrative expenses directly attributable to exploration and development activities. Proceeds received from the disposal of properties are normally deducted from the full cost pool without recognition of a gain or loss. When a significant portion of properties is sold, a gain or loss is recorded and reflected in the statement of earnings.

Costs of acquiring unproved properties are initially excluded from the full cost pool and are assessed each reporting period to ascertain whether impairment has occurred. When proved reserves are assigned to the property or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the full cost pool. Depletion of petroleum and natural gas properties and depreciation of production equipment will be calculated using the unit-of-production method based upon estimated proved reserves, before royalties, as determined by an independent engineer. For purposes of the calculation, natural gas reserves and production will be converted to equivalent volumes of petroleum based upon relative energy content.

NOTES TO FINANCIAL STATEMENTS CONT’D

The Corporation will place a limit on the aggregate carrying value of property, plant and equipment (PP&E), which may be amortized against revenues of future periods (“ceiling test”). An impairment loss is recognized if the carrying value exceeds the sum of undiscounted cash flows expected to result from the use and eventual disposition of the Corporation’s proved reserves. Cash flows are based on third party quoted forward prices, adjusted for the Corporation’s contract prices and quality differentials. The cost of unproved properties that contain no probable reserves and have been excluded from depletion and depreciation are subject to a separate test for impairment. Upon recognition of impairment, the Corporation would then measure the amount of impairment by comparing the carrying amounts of the PP&E to the fair value of the PP&E, which will usually be an amount equal to the estimated net present value of future net cash flows from proved plus probable reserves. A risk-free interest rate is used to calculate the Corporation’s net present value of the future cash flows.

b)

Office furniture, equipment and leasehold improvements are recorded at cost. Amortization is calculated using the straight-line method over one, three and five year terms. In the year of acquisition the amortization is prorated based on the purchase date.

Joint ventures

Substantially all of the Corporation’s exploration and development activities are conducted jointly with others and, accordingly, the financial statements will reflect only the Corporation’s proportionate interest in such activities.

Asset retirement obligations

The Corporation recognizes legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of assets. A liability for the asset retirement obligation is recognized when incurred, recorded at fair value and classified as a long-term liability in the balance sheet. When the liability is initially recorded, the entity will record the net present value of the cost with an increase in the carrying value of the related long-lived asset. The capitalized amount is depleted on a unit-of-production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO and PP&E. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

Future income taxes

The Corporation uses the liability method of accounting for income taxes. Temporary differences arising from the differences between the tax basis of an asset or liability and the carrying amount on the balance sheet are used to calculate future income tax assets or liabilities. Future income tax assets or liabilities are calculated using substantively enacted tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Flow-through shares

The Corporation has issued flow-through shares and the resultant proceeds will be used to fund exploration and development expenditures within a defined time period. The income tax deductions associated with the expenditures funded by flow-through arrangements are renounced to investors in accordance with the appropriate tax legislation. A future tax liability is recognized upon the renunciation of tax pools and share capital is reduced by the estimated costs of the renounced tax deductions.

Stock-based compensation

The Corporation has a stock option plan as described in Note 7. The Corporation follows the fair value method for recognition of stock and stock options awarded to directors, officers, employees and consultants. Under this method the fair value of the stock or stock options will be charged to earnings with a corresponding increase in contributed surplus. The fair value will be estimated on the grant date using the Black-Scholes option-pricing model.

NOTES TO FINANCIAL STATEMENTS CONT’D

Compensation costs will be recognized over the vesting period of the stock or stock options. Consideration received by the Corporation on the exercise of stock options will be recorded as share capital.

Stock or stock options granted to non-employees for goods or services provided will be recognized based on the fair value of the consideration received, or the fair value of the equity instruments, whichever is more reliably measurable.

Per share amounts

Basic per share amounts are calculated using the aggregate of the weighted average number of Class A and Class B shares outstanding during the period. For the purpose of the per share calculation, the Class B shares are converted into Class A shares. The number of Class A shares obtained upon conversion of each Class B share is equal to $10.00 divided by the greater of $1.00 or the then current market price of the Class A shares.

Diluted per share amounts are calculated by applying the treasury stock method, whereby the effect of “in-themoney” instruments such as stock options and warrants affect the calculation. The treasury stock method assumes that the proceeds that could be obtained upon exercise of the options and warrants are used to purchase Class A shares at the average market price during the period. The incremental shares calculated as the difference between the number of shares assumed issued and the number of shares assumed purchased, are then included in the calculation of weighted average number of shares used in the computation of diluted earnings per share.

Revenue recognition

Revenues associated with sales of crude oil, natural gas and natural gas liquids are recognized when title passes to the purchaser.

3.

CASH AND CASH EQUIVALENTS

Cash on hand and with banks	$ 180,106
Short-term investments	10,631,974
$ 10,812,080

4.

PROPERTY, PLANT AND EQUIPMENT

Oil and natural gas properties	$ 1,665,827
Office furniture, equipment and leasehold improvements	39,574
1,705,401
Accumulated amortization	(5,378)
$ 1,700,023

At December 31, 2005, all oil and natural gas properties are considered to be undeveloped and have been excluded from the depletion and depreciation calculation.

During the period the Corporation did not capitalize any general and administrative costs.

NOTES TO FINANCIAL STATEMENTS CONT’D

5.

FUTURE INCOME TAXES

(a)

The provision for income taxes recorded in the financial statements differs from the amount which would be obtained by applying the statutory income tax rate of 33.62% (2004 – N/A%) to the loss for the years as follows:

Period from incorporation on March 24, 2005 to December 31, 2005
Loss for the year before income taxes	$ (519,535)
Anticipated income tax recovery	$ (174,667)
Stock-based compensation	87,938
Other	(405)
$ (87,134)
(b) The components of the Corporation’s future income tax balances are as follows:
December 31, 2005
Future income tax assets:
Non-capital loss carry-forwards	$ 153,400
Share issue costs	272,500
Tax basis of capital assets in excess of carrying amount	1,800
$ 427,700

6.

ASSET RETIREMENT OBLIGATIONS

The Corporation is committed to remediating unsuccessful exploratory wells that were drilled during the period. The cost of this work has been estimated at $42,200 and full provision has been made for this amount.

7.

SHARE CAPITAL

(a)   Authorized

Unlimited number of voting Class A common shares

Unlimited number of voting Class B common shares convertible at the option of the Corporation, at any time after July 31, 2008 and before July 31, 2010 into Class A shares. After July 31, 2008 and prior to July 31, 2010 the conversion is at the option of the Corporation. After August 1, 2010 and prior to September 1, 2010 the option to convert is at the option of the shareholder.

Unlimited number of preferred shares, issuable in series

NOTES TO FINANCIAL STATEMENTS CONT’D

(b)   Issued and outstanding

Class A shares	Number of shares	Amount
For cash as initial private placement	4,000,000	$1,000,000
Flow-through shares issued pursuant to initial public offering	3,600,000	900,000
Shares issued pursuant to initial public offering	3,000,000	3,000,000
Shares issued pursuant to private placement	220,000	231,000
Share issue costs	-	(1,169,991)
Tax effect of share issue costs	-	340,566
Balance, December 31, 2005	10,820,000	$4.301,575

Class B shares	Number of shares	Amount
Flow-through shares issued pursuant to initial public offering	810,000	$ 8,100,000
Balance, December 31, 2005	810,000	$ 8,100,000

Issued and Outstanding, December 31, 2005		$ 12,401,575

On May 24, 2005, the Corporation issued 4,000,000 Class A shares at $0.25 per share for total proceeds of $1,000,000.

On June 30, 2005, pursuant to its initial public offering, the Corporation sold 3,600,000 flow-through Class A shares at an issue price of $0.25 per share, 3,000,000 Class A shares at an issue price of $1.00 per share and 810,000 flow-through Class B shares at an issue price of $10.00 per share for gross proceeds of $12,000,000. The Corporation granted to the Agents an option to purchase 495,000 Class A shares, representing 7.5% of the number of Class A shares sold under the offering, for an exercise price of $1.00 per share, to vest immediately as at, and expire within 18 months from, the date of the grant and closing of the initial public offering, being June 30, 2005.

On September 12, 2005, by way of private placement, the Corporation issued 220,000 Class A shares at $1.05 per share for total proceeds of $231,000.

Total share issue costs incurred by the Corporation were $1,169,991. Included in these share issue costs was stock-based compensation expense of $157,004 for the Agents’ Option with a corresponding charge to contributed surplus. Stock-based compensation expense for the Agents was calculated on the same basis as the stock-based compensation expense for the directors, officers, employees and consultants (see “Stock option plan” section below). This expense resulted from the Agents’ Option vesting immediately as at June 30, 2005 and is a nonrecurring expense.

Future income tax benefits in the amount of $340,566, relating to share issue costs, were recognized, with an increase in share capital and a corresponding increase in future income tax assets.

The Class B shares are convertible, at the option of the Corporation, at any time after July 31, 2008 and before July 31, 2010 into Class A shares. The number of Class A shares obtained upon conversion of each Class B share will be equal to $10.00 divided by the greater of $1.00 and the then current market price of the Class A shares at the effective date of conversion. If the Corporation fails to exercise the option to convert the Class B shares into Class A shares by close of business on July 31, 2010, then the Class B shares shall be convertible, at the option of the shareholder, at any time after August 1, 2010 and before September 1, 2010 into Class A shares on the same basis. Any Class B shares outstanding at the close of business on September 1, 2010 shall be automatically converted into Class A shares.

The Corporation's total commitment for flow-through expenditures is $9,000,000. The income tax deductions relating to the total flow-through expenditures of $9,000,000 will be renounced to the flow-through share subscribers with an effective date of December 31, 2005.

NOTES TO FINANCIAL STATEMENTS CONT’D

(c)    Shares in escrow

At June 30, 2005, 4,000,000 Class A shares were held in escrow pursuant to the requirements of National Policy 46- 201 “Escrow for Initial Public Offerings”. Ten percent of these shares were released from escrow July 8, 2005. At September 30, 2005, a total of 3,600,000 Class A shares remained in escrow. These shares will be released in 15% tranches during consecutive six month intervals over a 36 month period commencing January 8, 2006. The above escrow release schedule is subject to acceleration in accordance with National Policy 46-201 in the event that the Corporation subsequently meets certain listing requirements.

(d)    Stock option plan

The Corporation has a stock option plan whereby options to purchase Class A shares may be granted by the board of directors to directors, officers, employees of, and consultants to, the Corporation. The Plan has reserved for issuance a number of Class A shares equal to 10% of the total number of Class A shares issued and outstanding from time to time, calculated on a non-diluted basis. No one participant in the plan is permitted to hold options entitling such participant to purchase more than 5% of the total number of Class A shares issued and outstanding in any 12 month period and, in the case of consultants and persons retained to perform investor relations activities, 2% in any 12 month period. The board of directors shall determine the period during which an option may be exercised at the time the option is granted, subject to any vesting limitations, which may be imposed by the board at the time such option is granted. All options granted will be exercisable for a period not to exceed five years, will be nontransferable and will comply with the requirements of the regulatory authorities.

Participants in the plan, upon exercising their stock options, may request to receive either a cash payment equal to the difference between the exercise price and the market price of the Corporation's Class A shares or Class A shares issued from treasury. Irrespective of the participant's request, the Corporation may elect to only issue Class A shares.

As at December 31, 2005 the unexpensed fair value of stock option compensation cost associated with future periods was $197,756.

The following table summarizes information about the Corporation’s stock options:

		Options Outstanding
	Number of options	Weighted average exercise price
Share options outstanding, beginning of period	-	$ -
Granted	830,000	1.02
Exercised	-	-
Cancelled	-	-
Stock options outstanding December 31, 2005	830,000	$ 1.02
Exercisable at December 31, 2005	260,000	$ 1.02

A summary of the plan as at December 31, 2005 is as follows:

	Options Outstanding		Options Exercisable
	Number outstanding at December 31, 2005	Weighted average remaining contractual life (years)	Number exercisable at December 31, 2005
$1.00	690,000	4.50	230,000
$1.05	70,000	4.58	6,667
$1.20	70,000	4.67	23,333
	830,000	4.52	260,000

NOTES TO FINANCIAL STATEMENTS CONT’D

On June 30, 2005, the Corporation granted 690,000 options to directors, officers, employees of, and consultants to, the Corporation at an exercise price of $1.00. The options will vest one-third immediately as of the date of the grant, one-third on the first year anniversary of the date of the grant, and one-third on the second year anniversary of the date of the grant. The options will expire on June 30, 2010.

On August 4, 2005, the Corporation granted 70,000 options to new employees and consultants of the Corporation at an exercise price of $1.05, whereby 20,000 options will vest one-third immediately as of the date of the grant, one-third on the first year anniversary of the date of the grant, and one-third on the second year anniversary of the date of the grant, while the remaining 50,000 options will vest one-third six months from the date of the grant, one-third on the first year anniversary of the date of the grant, and one-third on the second year anniversary of the date of the grant. The options will expire on August 4, 2010.

On August 31, 2005, the Corporation granted 70,000 options to a new employee of the Corporation at an exercise price of $1.20. The options will vest one-third immediately as of the date of the grant, one-third on the first year anniversary of the date of the grant, and one-third on the second year anniversary of the date of the grant. The options will expire on August 31, 2010.

There were no options outstanding prior to these grants, and no options were exercised during the period.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes Option Pricing Model to calculate stock-based compensation expense for the options granted in 2005. The fair value of the options granted and the assumptions used in the model were as follows:

Options granted on:	June 30, 2005	August 4, 2005	August 31, 2005
Fair value of options granted ($/share)	$0.56	$0.49	$0.56
Risk-free interest rate (%)	3.38	3.72	3.72
Expected hold period (years)	5.00	5.00	5.00
Expected volatility (%)	63.00	48.00	48.00
Expected dividend yield (%)	-	-	-

The Corporation recognized stock-based compensation expense of $261,565, which increased the net loss by $261,565 with a corresponding charge to contributed surplus.

8.

CONTRIBUTED SURPLUS

The following summarizes changes in contributed surplus for the period from incorporation on March 24, 2005 to December 31, 2005:

Contributed surplus, beginning of period	$ -
Stock-based compensation
Directors, officers, employees and consultants options	261,565
Agents options	157,004
Contributed surplus, end of period	$ 418,569

NOTES TO FINANCIAL STATEMENTS CONT’D

9.

PER SHARE AMOUNTS

Period from Incorporation on March 31, 2005 to December 31, 2005
Weighted average number of Class A shares	7,720,567
Weighted average number of Class A shares from deemed conversion of Class B shares	5,313,830
Basic and diluted weighted average number of Class A shares outstanding	13,034,397

Options outstanding were anti-dilutive and therefore were excluded from the calculation of the diluted weighted number of Class A shares outstanding.

10.

SUPPLEMENTAL CASH FLOW INFORMATION

Period from incorporation on March 24, 2005 to December 31, 2005
Changes in non-cash working capital:
Accounts receivable and accrued receivables	$ (104,353)
Prepaid expenses	(279,585)
Accounts payable and accrued liabilities	1,290,857
$ 906,919
Changes in non-cash working capital related to:
Operations	$ (13,351)
Investing	929,051
Financing	(8,781)
$ 906,919

11.

RELATED PARTY TRANSACTIONS

Directors and officers purchased $397,500 of the initial public offering consisting of 253,500 Class A shares and 21,600 Class B shares.

The Corporation entered into a Participation Agreement, Reciprocal Participation Agreement and four farm-in agreements with San Telmo Energy Inc. (“San Telmo”). A director of the Corporation is also a director, officer and minority shareholder of San Telmo. A director and officer of the Corporation is an officer and controlling shareholder of a private holding and geological services company that provides geological services to, and is a minority shareholder of, San Telmo. This private holding and geological services company has a 3.0% gross overriding royalty on the Gold Creek and Boundary Lake farm-in properties. An officer of the Corporation is an officer and shareholder of a private consulting services company that provides financial consulting services to San Telmo.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

NOTES TO FINANCIAL STATEMENTS CONT’D

12.

COMMITMENTS

Pursuant to the initial public offering which closed June 30, 2005, the Corporation is committed to spend $9,000,000 by December 31, 2006 on expenditures that will qualify as Canadian Exploration Expense for income tax purposes (see Note 7). To December 31, 2005, the Corporation incurred approximately $773,115 of eligible expenditures.

Under the terms of the San Telmo farm-in Agreements, the Corporation is committed to drill a test well at the Gold Creek and Boundary Lake properties. On the Morinville and Mitsue properties the Corporation received an extension on its election to drill a test well on or before January 15, 2006 or it will surrender its interest on the option Lands. On October 21, 2005, the Corporation elected to drill a test well at Gold Creek and is committed to commence drilling, subject to certain conditions, by January 30, 2006. On November 4, 2005, the Corporation elected to drill a test well at Boundary Lake and is committed to commence drilling, subject to certain conditions, by January 30, 2006. The Corporation estimates that its drilling commitment related to these properties is approximately $1,800,000.

The Corporation entered into a sublease for office space that runs from August 1, 2005 to December 28, 2006. The estimated amount due under the sublease per year, including rent and estimated related operating expenses and taxes, is $32,031.

13.

FINANCIAL INSTRUMENTS

The Corporation’s financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable. It is management’s opinion that the Corporation is not exposed to a significant interest or credit risk arising from these financial instruments. The fair value of these financial instruments approximates their carrying value unless otherwise noted.

14.

SUBSEQUENT EVENT

On January 12, 2006, the Corporation completed an amalgamation with San Telmo Energy Ltd (“San Telmo”), a public company engaged in the exploration and development of oil and natural gas properties in Western Canada. The amalgamation was completed pursuant to a Plan that was court approved. The resulting amalgamated entity has continued as Rolling Thunder Exploration Ltd. under the leadership of the current management team of the Corporation. Under the terms of the amalgamation, Class A shareholders of the Corporation received one Class A share of the amalgamated entity for each Class A share held in the Corporation, Class B shareholders of the Corporation received one Class B share of the amalgamated entity for each Class B share held in the Corporation, and San Telmo shareholders had the option to receive $0.60 per San Telmo share comprised of, at the election of each San Telmo shareholder: (i) 0.5 Class A shares of the amalgamated entity for each San Telmo share held; (ii) $0.60 cash for each San Telmo share held; or (iii) a combination of shares and cash, subject in all cases to a maximum aggregate cash consideration of $5,000,000. Holders of options of the Corporation and holders of options of San Telmo also participated in the Plan and received replacement options in the amalgamated entity. Upon completion of the amalgamation, the shareholders of San Telmo elected to receive the maximum aggregate cash consideration of $5,000,000 as well as an aggregate of 18,217,570 Class A shares of the amalgamated entity.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rolling Thunder Exploration Ltd.

Registrant

Dated: November 30, 2006	Signed: /s/ Peter Bolton
Peter Bolton, President, CEO and Director

#